7/10

06015122

82- SUBMISSIONS FACING S...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Group of Companies PLC

*CURRENT ADDRESS St. Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006 E
THOMSON FINANCIAL

FILE NO. 82- 34991 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 7/13/06

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	15:36 30-Sep-04
Number	5494D

RNS Number:5494D
Paragon Group Of Companies PLC
30 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

DAVID M. M. BEEVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DAVID M. M. BEEVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE PURCHASE

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued Class

0.00834%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

10P ORDINARY

12) Price per share

£3.43

13) Date of transaction

30/09/04

14) Date company informed

30/09/04

15) Total holding following this notification

10,000

16) Total percentage holding of issued class following this notification

0.00834%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL 0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 30 SEPTEMBER 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	16:56 02-Feb-05
Number	1457I

RNS Number:1457I
Paragon Group Of Companies PLC
2 February 2005

SHARE PURCHASE

On 1 February 2005 the Paragon Employee Share Ownership Trust ("ESOT") purchased 10,000 ordinary shares of 10p each in The Paragon Group of Companies PLC (the Company") at 431.5p per share.

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme, Deferred Bonus Scheme and Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 5,979,552.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Declaration
Released	14:40 01-Oct-04
Number	6061D

RNS Number:6061D
Paragon Group Of Companies PLC
1 October 2004

The following information is disclosed further to the appointment of Mr Robert Graham Dench as a non-executive director of The Paragon Group of Companies PLC on 29 September 2004, in compliance with the UKLA rules governing the appointment of directors.

M~ Dench is currently a non-executive director of AXA UK plc and of Clipper .ntures plc.

There are no matters under paragraphs 6.F.2(b) to (g) of the Listing Rules to be disclosed.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:29 15-Oct-04
Number	1275E

RNS Number:1275E
Paragon Group Of Companies PLC
15 October 2004

To: RNS

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,424,369 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.031% of our issued share capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075
Paragon Group Of Companies PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:29 19-Oct-04
Number	2168E

RNS Number:2168E
Paragon Group Of Companies PLC
19 October 2004

19 October 2004

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,382,525 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.996% of our issued share capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:32 21-Oct-04
Number	3207E

RNS Number:3207E
Paragon Group Of Companies PLC
21 October 2004

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,372,521 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.988% of our issued share capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2006 JUL 10 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Sovereign Reversions PLC
TIDM	SVN
Headline	Acquisition
Released	07:00 26-Oct-04
Number	4587E

26 October 2004

Sovereign Reversions plc
Acquisition of NHL Reversions Limited

The Board of Sovereign Reversions plc ("Sovereign" or the "Company") announces that it has acquired the entire issued share capital of NHL Reversions Limited ("NHL Reversions") from the Paragon Group of Companies PLC for a consideration of £2.04m. The consideration has been paid in cash from the Company's sting resources.

NHL Reversions' sole asset is a portfolio of 27 home reversions, independently valued for the purpose of this transaction at £2.35m. It has no employees.

NHL Reversions accounts for property transactions as a trading company. Its management accounts for the period from 1 October 2003 to 22 October 2004 show properties at £1.12m and a profit before taxation of £433,000. As Sovereign prepares its accounts as an investment company, dealing with most of the increase in property values through revaluation reserve, no meaningful comparison can be made between NHL Reversions' management accounts and Sovereign's reported results. Under Sovereign's accounting policies and in the absence of lease terminations the acquisition will have minimal impact on the pre-tax profits of the Sovereign group.

As NHL Reversions' plans were arranged in the early 1990's, the acquisition will increase the number of mature reversions in Sovereign's portfolio. Following completion, the plans will be managed by Sovereign's associate, Home & Capital Trust Limited.

ENDS

For further information contact

Graeme Marshall
Chief Executive, Sovereign Reversions plc (office: 01234 340511)

Simon Bloomfield,
Bankside Consultants (office: 020 7444 4149; mobile: 07771 758517)

Notes to editors

The Equity Release Market

Equity release provides a means for older homeowners (typically over 65) to use their homes to generate income or lump sums, either with a mortgage repayable on death, or by selling all or part of the property but continuing to live in it during their lifetime. There are currently two basic types of plan widely available: lifetime mortgages and home reversion plans. Sovereign Reversions currently only invests in home reversion plans.

Home Reversion Plans

Under a home reversion plan, the homeowner sells all or part of his home to an investor in exchange for a lifetime rent-free lease. The homeowner enjoys the security of being able to continue to live at home, rent-free, for the rest of his life and benefits from a tax-free cash lump sum. The flexibility of the home reversion product allows the homeowner to raise money from his home in stages to suit his needs and maximise the value received.

In May 2004, the Government announced that the FSA would regulate the sale of home reversions, thereby endorsing home reversion plans as a core equity release product.

Home & Capital Trust Limited

Sovereign Reversions owns a 40.9% holding in Home & Capital Trust Limited, a leading provider of home reversion plans and high quality, specialist services to the equity release market. It manages some 1,600 home reversion properties, with a vacant possession value in excess of £200 million, for a diverse range of investors.

Sovereign Reversions - Financial Record

	30 April 2000 £000	30 April 2001 £000	30 April 2002 £000	30 April 2003 £000	30 April 2004 £000
Net asset value	2,920	9,154	11,405	16,594	39,095
Embedded value (1)	5,007	17,605	22,539	34,477	61,434
Profit after revaluation transfers and taxation	171	153	384	669	902
Net cash flow from investments (2)	427	500	1,238	2,025	2,588
	pence	*pence*	*pence*	*pence*	*pence*
Net asset value per share (3)	139.9	183.8	224.4	291.5	305.3
Embedded value per share (3)	239.9	360.7	467.2	654.8	472.8

Notes

(1) Embedded value represents net asset value adjusted to reflect home reversions at their vacant possession value and excluding the effect of taxation

(2) Net cash flow from investments represents cash proceeds from property sales less administrative expenses (excluding amortisation of goodwill), before net finance costs and taxation.

(3) Per share calculations have been adjusted for the impact of the exercise of warrants, insofar as the warrant exercise price is below net asset value

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Appointment of Stockbrokers
Released	10:44 26-Oct-04
Number	4725E

RNS Number:4725E
Paragon Group Of Companies PLC
26 October 2004

Appointment of Stockbrokers

The Board of The Paragon Group of Companies PLC ("Paragon") today announces that it has appointed UBS Limited and Hoare Govett Limited as joint stockbrokers to the company, with immediate effect.

The Board of Directors intends to announce the preliminary results for the year ended 30 September 2004 on Thursday 25 November 2004 and a full report on the progress achieved by the Group will be issued at that time.

Enquiries:

The Paragon Group of Companies PLC
Nick Keen, Finance Director
Tel: 0121 7122060

UBS Limited
Adrian Haxby, Managing Director - Investment Banking
Tel: 020 7568 2641

Hoare Govett Limited
Andrew Thompson, Managing Director - Corporate Broking
Tel: 020 7678 1363

..e Wriglesworth Consultancy
Mark Baker
Tel: 020 7845 7900

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Disposal - Replacement
Released	11:16 26-Oct-04
Number	4733E

RNS Number:4733E
Paragon Group Of Companies PLC
26 October 2004

The following amendment has been made to the 'Disposal' announcement released today at 10:38 under RNS No 4716E.

Within the last sentence the word 'securities' should read 'securitise'.

..l other details remain unchanged.

The full amended text is shown below.

DISPOSAL OF NHL REVERSIONS LIMITED

The Board of The Paragon Group of Companies PLC announces that it has disposed of the entire share capital of NHL Reversions Limited for £2.04m, payable in cash by Sovereign Reversions plc, an AIM listed Home Reversions company. Of the consideration, approximately £0.9m represents a profit on disposal. NHL Reversions comprises a portfolio of 27 home reversions originated in the early 1990s. Paragon has disposed of its interest because the activity is non-core, the portfolio's scale makes administration uneconomic for Paragon and the ownership structure does not fit with Paragon's desire to securitise all receivables.

Enquiries:

Nick Keen, Finance Director
0121 7122060

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:45 27-Oct-04
Number	5180E

RNS Number:5180E
Paragon Group.Of Companies PLC
27 October 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE PARAGON GROUP OF COMPANIES PLC

2. NAME OF SCHEME:

EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 17/04/04 TO: 16/10/04

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD:

1,650,307

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD:

80,000

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

1,570,307

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

ORDINARY SHARES OF 10P EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

119,891,708

CONTACT FOR QUERIES

NAME: MR JOHN GEMMELL

TELEPHONE: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:05 24-Nov-04
Number	5802F

RNS Number:5802F
Paragon Group Of Companies PLC
24 November 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE PARAGON GROUP OF COMPANIES PLC

2. NAME OF SCHEME: THE PARAGON 1999 SHARESAVE SCHEME

3. PERIOD OF RETURN: FROM: 25/05/04 TO: 24/11/04

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 414,028

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 9,308

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 404,720

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: ORDINARY SHARES OF 10P EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

119,892,536

CONTACT FOR QUERIES

NAME: MR JOHN GEMMELL

TELEPHONE: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Final Results
Released	07:00 25-Nov-04
Number	6252F

STRONG PROFIT GROWTH FOR PARAGON

The Paragon Group of Companies PLC ("Paragon"), one of the UK's largest specialist lenders offering buy-to-let mortgages, personal loans, vehicle finance and retail finance, today announces its Preliminary Results for the year ended 30 September 2004.

ghlights include

- Profit before tax up 36.8% to £71.0 million (2003: £51.9 million)
- Earnings per share up 35.2% to 48.0p (2003: 35.5p)
- Dividend per share up 52.4% to 9.6p (2003: 6.3p)
- Total advances up 43.8% to £2,124.3 million (2003: £1,477.4 million)
- Net loan assets increased to £5,950.9 million (2003: £5,287.1 million)
- Mortgage Trust fully integrated and trading profitably
- Strong start to the new financial year
- Long term prospects for buy-to-let sector remain attractive

Commenting on the results, Jonathan Perry, Chairman of Paragon, said:

"The Group has had an outstanding year. Volumes and profits have continued to increase strongly and the integration of Mortgage Trust, which traded profitably during the year, has been completed successfully. We have seen a good start to the new financial year with a higher opening pipeline and completions in line with plan.

It is still too early to say whether slowing housing activity will lead to a soft or a hard landing for house prices and this uncertainty is weighing down sentiment for housing. Whilst this has beneficial consequences for the landlord, in the form of improved tenant demand and rising rents, the impact of this sentiment on buy-to-let activity over the coming months remains to be seen. In the longer term, we remain convinced that prospects for the private rented sector remain strong

The acquisition of Mortgage Trust at a significant discount to net assets has provided a new profit stream for the Group in the core buy-to-let area of our business activities. The rapid and successful turnaround of this business has added significant value for shareholders. Looking forward, we shall continue to seek actively acquisition opportunities to supplement organic business flows."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 020 7786 8474

The Wriglesworth Consultancy
John Wriglesworth/Mark Baker
Tel: 020 7845 7900
Mobile: 07980 635 243 (MB)

CHAIRMAN'S STATEMENT

I am pleased to report that the performance of the Group during the year ended 30 September 2004 was exceptionally strong, evidenced by the growth seen in lending volumes and profits.

Profit before tax increased by 36.8% to £71.0 million for the year, compared with £51.9 million for the previous year and earnings per share increased by 35.2% to 48.0p from 35.5p. Mortgage Trust (formerly Britannic Money) which was acquired in June 2003, is now fully integrated and contributed £15.1 million to profits before taxation for the year (2003: £1.2 million loss) after a credit of £5.2 million in respect of the amortisation of negative goodwill (2003: £2.1 million).

In view of these strong results and consistent with our intention to reduce dividend cover progressively, your Board has declared an increased final dividend of 5.7p per share which, when added to the interim dividend of 3.9p paid on 2 July, gives a total dividend of 9.6p per share for the year, an increase of 52.4% over last year. Subject to approval at the Annual General Meeting on 9 February, the dividend will be paid on 11 February 2005, by reference to a record date of 14 January 2005.

Total advances by the Group during the year were £2,124.3 million, compared with £1,477.4 million during the previous year, an increase of 43.8%. Net loan assets at 30 September 2004, inclusive of those held by the off-balance sheet companies managed by Mortgage Trust, were £5,950.9 million, compared with £5,287.1 million at 30 September 2003. Of these £5,523.4 million or 92.8% were secured on residential property, providing a base of high quality assets.

The modest increase in net interest income to £80.6 million from £76.5 million reflects both the move away from higher risk assets towards secured, and thus low risk, lending and the normal lag in loan rates following the increases in LIBOR during the year which resulted in a tightening of margins. If interest rates fall, as a number of economists expect, this effect should reverse.

Other operating income rose to £40.2 million from £31.0 million, an increase of 29.7%, as a result of commissions and fees earned on the larger portfolio and on the higher volume of business written during the year.

Operating expenses, excluding the impact of the goodwill credit of £5.2 million were £43.9 million, compared with £37.9 million (excluding the goodwill credit of £2.1 million and exceptional costs of £3.9 million) in the previous year. At 36.3% (2003: 35.3%) the cost : income ratio increased slightly as a result of the inclusion of the full costs of Mortgage Trust during the period (note 5). However, this represents a reduction from the rate of 37.8% reported at the half year, the cost savings from the introduction of operational efficiencies earlier in the year having impacted favourably on the cost : income ratio in the second half of the year. Excluding Mortgage Trust, the cost : income ratio decreased to 32.2% from 33.2% last year.

The charge for provisions for losses of £11.1 million for the year compares with £15.9 million for the previous

year. The reduction reflects the significant shift in the Group's lending activities in recent years towards secured lending, where margins are lower but the credit profile is better. The relatively low level of charge is also attributable to the high credit standards required by all lending divisions and the high quality of underwriting applied.

After providing for corporation tax at a charge rate of 23% and for the dividend in respect of the year, profits of £43.7 million have been transferred to shareholders' funds.

FIRST MORTGAGES

The performance of the first mortgage business was exceptionally strong in 2004. Total first mortgage lending by the Group was £1,674.3 million for the year, an increase of 67.8% over the previous year. The buy-to-let portfolio, including those assets managed by Mortgage Trust, increased by 34.8% to £4,052.0 million (2003: £3,006.7 million), whilst total first mortgage assets, including those managed by Mortgage Trust, increased by 15.2% to £5,002.9 million (2003: £4,341.1 million). The credit performance of the buy-to-let portfolio remains exemplary, with arrears levels running at a fraction of market levels for owner-occupied lending. The new business pipeline at 30 September 2004 was significantly higher than a year earlier, providing a strong start to completions in the new financial year.

The succession of interest rate increases by the Monetary Policy Committee over the past year appears to have had the desired effect on the housing market. At the same time the need for intermediaries and lenders to meet the requirements of the new mortgage regulations from 1 November 2004 has diverted attention away from business generation. Evidence of slower activity and of softer prices has been well documented. Less well covered has been evidence of the consequential improvement in demand for rented accommodation, with surveys from RICS, ARLA and, indeed, Paragon Mortgages reporting increasing tenant demand, reducing stocks of unlet property and improving rents. These are all factors which underpin the credit quality of buy-to-[illegible] lending.

It seems likely that we are at or near the peak of the present interest rate cycle, with a number of economists suggesting that rates could begin to fall next year. It is, however, too early to say whether the slowing housing activity will lead to a soft or a hard landing for house prices and this uncertainty is weighing down sentiment for housing. Whilst we have seen a strong start to the new financial year, the impact of this sentiment on buy-to-let activity over the coming months remains to be seen.

Despite some speculation to the contrary, we have seen no evidence of buy-to-let investors disposing of their properties in response to house price uncertainty. Indeed, our experience of buy-to-let loans having a lower redemption rate than owner-occupied mortgages has continued. In addition, survey data has confirmed the view that the majority of landlords in the buy-to-let market take a long-term view of their investment portfolios.

In the longer term, we remain convinced that the prospects for the private rented sector remain strong, with

demographic factors contributing to increasing demand for tenanted accommodation. We note that it was during the last significant housing slowdown, in the early 1990s, that the private rented sector saw its largest increase in rental units. Further, recent research by Mintel found that 3.3 million people are considering purchasing buy-to-let properties over the next twelve months, whilst 75% of existing landlords are expecting to rent out more property in the next decade. The attractiveness of buy-to-let as an investment may be further enhanced when residential property becomes eligible for inclusion in pension schemes from April 2006.

Mortgage Trust Services plc, a subsidiary company, has been successful in its application for permission under Part IV of the Financial Services and Markets Act 2000 to become authorised to carry on mortgage and/or general insurance business.

Paragon Mortgages

Paragon Mortgages enjoyed significant growth in its lending during the year with loans advanced totalling £1,106.5 million, an increase of 41.6% from the previous year's £781.3 million. At 30 September 2004 the loan book of Paragon Mortgages Limited stood at £2,638.1 million, an increase of 36.4% from £1,934.3 million at 30 September 2003. In an increasingly competitive market Paragon Mortgages has continued to make strong progress by focusing on the specialist needs of professional landlords.

Paragon Mortgages has received, for the third year running, the highly-prized accolade of "Buy-to-Let Lender of the Year" from the National Association of Commercial Finance Brokers.

Mortgage Trust

Mortgage Trust advanced £567.8 million (2003 3 months: £216.3 million) with volumes recovering strongly from the temporary reduction which followed the rationalisation of the new business product range in favour of more profitable buy-to-let products, the focus now being on the mid-market buy-to-let sector. At 30 September 2004 Mortgage Trust had loans under management of £2,229.1 million (2003: £2,230.1 million) of which £1,450.4 million related to buy-to-let (2003: £1,127.5 million) and £778.7 million related to owner-occupied mortgages (2003: £1,102.6 million).

Since the acquisition of Britannic Money in June 2003, the business has been successfully turned from loss making into profit. In addition to the re-focusing of new business activity mentioned above, which has improved the profitability of new advances, a significant operational restructuring has resulted in substantial cost savings. By combining support functions and relocating administration activities to our operational centre in Solihull, staff at Mortgage Trust's Epsom office have been reduced from 247 at the time of the acquisition to 86 at 30 September 2004.

An attractive feature of Mortgage Trust when we acquired the business was the quality of its systems infrastructure, as this had seen considerable investment in the period prior to our acquisition. A major project is currently underway to migrate the Group's other businesses to the Mortgage Trust platform. The first phase of this project, which will see all first mortgage activities operating on the new common platform, is expected to be completed in the current financial year.

NHL Book

The NHL book reduced to £135.7 million at 30 September 2004, from £176.7 million at 30 September 2003 and recorded a satisfactory performance over the period.

CONSUMER FINANCE

At 30 September 2004 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance stood at £891.3 million, (2003: £888.9 million). Aggregate loan advances were £450.0 million during the year, compared with £479.8 million in the previous year. The credit performance of our consumer books has been satisfactory and, assuming relatively full employment, is expected to remain so.

Personal Finance

Secured personal finance advances were £305.4 million during the year, compared with £298.9 million for the previous year. At the year end, the secured book totalled £476.0 million (2003: £384.9 million). Volumes for

the year were in line with plan and were achieved in an increasingly competitive environment following a very strong performance in the second half of the previous year. Paragon Personal Finance has consolidated its position as a leading supplier of loans to the broker market with confidence in the brand remaining strong. During the period the level of new unsecured personal loan advances was negligible.

We expect competitive pressures in the secured loans market to increase over the next year as a result of new entrants to the market and a cooling of the housing market. Nevertheless, Paragon Personal Finance will maintain its position on credit quality and seek further growth through prudent innovation and improved service through new technology.

Sales Aid Finance

During the year ended 30 September 2004, new business of £144.2 million was advanced by this division, compared with £172.3 million in the previous year. At the year end the Sales Aid Finance book totalled £208.6 million (2003: £254.6 million).

As we have reported previously, we have limited lending volumes in our retail and car finance business as a result of less than adequate returns from some of this business. Following the removal of unprofitable distribution sources and products, the profitability of new business written has risen significantly. We have focused on streamlining the car finance distribution channels and reducing unprofitable business relationships, and have integrated the front-end administration of the retail finance business to improve service levels and reduce costs.

As a result of these initiatives the profitability of our sales aid finance businesses has improved. We will strive for further improvement before increasing the capital devoted to this area.

JNDING

The Group has been active in the securitisation market throughout the year and most of the transactions contain tranches denominated in US dollars and/or euros as well as in sterling.

In October 2003 a £715 million securitisation of mortgage assets was completed by Paragon Mortgages (No. 6) plc; in January 2004 a £500 million securitisation of Mortgage Trust originated assets was completed by First Flexible No. 6 plc; in May 2004 a £900 million securitisation of Paragon Mortgages and Mortgage Trust originations was completed by Paragon Mortgages (No. 7) plc; and in October 2004 a £1.0 billion securitisation, the largest Paragon transaction to date, of assets originated by Paragon Mortgages and Mortgage Trust, was completed by Paragon Mortgages (No. 8) plc. This last transaction also carried the lowest coupon of any of our buy-to-let issues to date.

During the year we replaced the Group's corporate banking facility with a £280 million facility to provide

funding to support planned new business generation. In addition, we have increased the capacity of our warehouse funding line, through which we finance all newly originated assets prior to securitisation, from £900 million to £1.3 billion. An additional warehouse facility of £225 million is used for most of the originations by Mortgage Trust but in due course the majority of originations by Mortgage Trust will be consolidated with those by the rest of the Group.

The Group has been voted Best Issuer for Investor Reporting in the 2003 Structured Finance International Awards, from over twenty issuers nominated.

BOARD COMPOSITION

In October 2003, as referred to in my statement last year, we appointed two new executive directors, John Heron and Pawan Pandya. John Heron is responsible for the Group's first mortgages division, encompassing Paragon Mortgages and Mortgage Trust, and joined the Group in 1986. He is a member of the Executive Committee of the Council of Mortgage Lenders.

Pawan Pandya joined the Group in 1988 and was appointed Chief Operating Officer in 2002. He is responsible for all loan administration and processing, collections and Group technology.

In September 2004 we were pleased to welcome Bob Dench to the Board as an independent non-executive director. Bob previously held various senior positions with Barclays where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He played a leading role in Barclays' acquisition of Woolwich plc and in recent years was Managing Director of Barclays' General Insurance, Life and Mortgage businesses before leaving the organisation in 2003. Bob is a non-executive director of AXA UK plc and of Clipper Ventures plc.

UTLOOK

The Group has had an outstanding year. Volumes and profits have continued to increase strongly, arrears performance has remained in accordance with plan and the integration of Mortgage Trust, which traded profitably during the year, has been completed. The opening pipeline is up year on year and trading activity since the year end has been in line with our expectations.

There is little doubt that the housing market has started to soften and the prospect for house prices has become uncertain. Whilst the fundamentals remain strong for the landlord, how this uncertainty will affect landlords' buying decisions in the short-term is difficult to predict. Should there be a deterioration in market conditions, we are confident that the robustness of our business model, with the comparatively low loan to value ratio across our buy-to-let portfolio, the high rental cover and direct landlord obligation, will ensure that this portfolio will outperform other residential mortgage portfolios, in particular owner-occupied residential mortgage portfolios.

The acquisition of Mortgage Trust at a significant discount to net assets has provided a new profit stream for the Group in the core buy-to-let area of our business activities. The rapid and successful turnaround of this business has added significant value for shareholders. Looking forward, we shall continue to seek actively acquisition opportunities to supplement organic business flows.

Jonathan P L Perry
Chairman
25 November 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year to 30 September 2004 (Unaudited)

		2004		2003
	£m	£m	£m	£m
Interest receivable		412.0		272.0
Interest payable and similar charges		(331.4)		(195.5)
Net interest income		80.6		76.5
Other operating income		40.2		31.0
Total operating income		120.8		107.5
Operating expenses				
Exceptional reorganisation costs	-		(3.9)	
Other operating expenses	(43.9)		(37.9)	
Amortisation of negative goodwill	5.2		2.1	
Total operating expenses		(38.7)		(39.7)
Provisions for losses		(11.1)		(15.9)
Operating profit being profit on ordinary activities before taxation		71.0		51.9
Tax charge on profit on ordinary activities		(16.3)		(11.6)
Profit on ordinary activities after taxation for the financial year		54.7		40.3
quity dividend		(11.0)		(7.5)
Retained profit		43.7		32.8
Dividend – rate per share		9.6p		6.3p
Earnings per share				
- basic		48.0p		35.5p
- diluted		46.2p		34.8p

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

CONSOLIDATED BALANCE SHEET
30 September 2004 (Unaudited)

		2004		2003 (restated)
	£m	£m	£m	£m
Assets employed				
Fixed assets				
Intangible assets				
Negative goodwill		(14.0)		(18.8)
Tangible assets		3.4		4.2
Investments				
Assets subject to non-recourse finance	1,557.7		2,361.6	
Non-recourse finance	(1,520.3)		(2,285.3)	
	37.4		76.3	
Loans to customers	4,492.5		3,051.3	
		4,529.9		3,127.6
		4,519.3		3,113.0
Current assets				
tocks	3.4		3.8	
Debtors falling due within one year	8.8		9.4	
Investments	230.5		144.8	
Cash at bank and in hand	172.0		150.5	
		414.7		308.5
		4,934.0		3,421.5
Financed by				
Equity shareholders' funds				
Called-up share capital		12.0		11.9
Share premium account	68.8		67.6	
Merger reserve	(70.2)		(70.2)	
Profit and loss account	270.1		225.8	
		268.7		223.2
Share capital & reserves		280.7		235.1
ֿwn shares		(12.3)		(9.8)
		268.4		225.3
Provisions for liabilities and charges		5.6		7.6
Creditors				
Amounts falling due within one year	66.4		128.0	
Amounts falling due after more than one year	4,593.6		3,060.6	
		4,660.0		3,188.6
		4,934.0		3,421.5

The preliminary financial information was approved by the Board of Directors on 25 November 2004.

CONSOLIDATED CASH FLOW STATEMENT
For the year to 30 September 2004 (Unaudited)

	2004	2003
		(restated)
	£m	£m
Net cash inflow from operating activities	129.3	108.2
Taxation	(14.6)	(14.4)
Capital expenditure and financial investment	(685.8)	(626.2)
Acquisitions and disposals	-	(26.7)
Equity dividends paid	(8.6)	(6.6)
	(579.7)	(565.7)
Management of liquid resources	(85.7)	(27.5)
Financing	686.5	612.6
Increase in cash in the year	21.1	19.4

(a) Reconciliation of operating profit to net cash flows from operating activities

	2004	2003
		(restated)
	£m	£m
Operating profit	71.0	51.9
Provisions for losses	11.1	15.9
Depreciation	1.6	1.9
Amortisation of brokers' commissions	37.2	33.6
Amortisation of negative goodwill	(5.2)	(2.1)
Charge for long term incentive plan	0.9	0.2
Decrease in stock	-	0.5
Decrease / (increase) in debtors	0.7	(0.1)
Increase in creditors	12.0	6.4
Net cash inflow from operating activities	129.3	108.2

(b) Analysis of cash flows for headings netted in the cash flow statement

	2004	2003
		(restated)
	£m	£m
Capital expenditure and financial investment		
Net decrease / (increase) in assets subject to non-recourse funding	800.2	(78.2)
Net increase in loans to customers	(1,485.2)	(546.9)
Expenditure on other fixed assets	(1.0)	(1.3)
Proceeds from sales of other fixed assets	0.2	0.2
	(685.8)	(626.2)

(c) Reconciliation of net cash flow to movement in net debt

	2004	2003
		(restated)
	£m	£m
Increase in cash in year	21.1	19.4
Cash inflow from increase in debt	(687.2)	(612.3)
Cash movement from change in liquid resources	85.7	27.5
Change in net debt arising from cash flows	(580.4)	(565.4)
Non-recourse finance acquired with subsidiary	-	(2,212.7)

Loans acquired with subsidiary	-	(53.4)
Movement in net debt in year	(580.4)	(2,831.5)
Net debt at 1 October 2003	(5,130.2)	(2,298.7)
Net debt at 30 September 2004	(5,710.6)	(5,130.2)

NOTES TO THE FINANCIAL INFORMATION
For the year to 30 September 2004 (Unaudited)

1. The financial information set out in this preliminary announcement has not been audited.
2. A final dividend of 5.7p per share is proposed, payable on 11 February 2005 with a record date of 14 January 2005.
3. The financial information has been prepared using the same accounting policies as were used in preparing the statutory accounts of the Company for the year to 30 September 2003, except as stated in Note 4.
4. The balance sheet as at 30 September 2003 has been restated to reflect the implementation of UITF Abstract 38 – 'Accounting for ESOP Trusts' which requires that shares held by the trustee of the Group's share option schemes are shown on the balance sheet as a deduction in arriving at Equity Shareholders' Funds, rather than as investment in own shares within fixed assets, as was required by the previous UITF Abstract 13, which has now been withdrawn. The impact of this change on the profit and loss account and the cash flow statement is immaterial for both periods.
5. The cost income ratio for the year is calculated by dividing operating expenses, excluding reorganisation costs of £nil (2003: £3.9m) and the amortisation of negative goodwill of £5.2m (2003: £2.1m), of £43.9m (2003: £37.9m) by total operating income of £120.8m (2003: £107.5m) to give 36.3% (2003: 35.3%).
6. Earnings per ordinary share is calculated as follows:

	2004	2003
Profit for the year	£54,700,000	£40,300,000
Basic weighted average number of ordinary shares ranking for dividend during the year	113,942,576	113,362,439
Dilutive effect of the weighted average number of share options in issue during the year	4,364,990	2,397,769
Diluted weighted average number of ordinary shares ranking for dividend during the year	118,307,566	115,760,208
Earnings per ordinary share - basic	48.0p	35.5p
- diluted	46.2p	34.8p

7. Assets subject to non-recourse finance comprises Loans to Customers of £1,458.4m (2003: £2,235.8m) and cash of £99.3m (2003: £125.8m).

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years to 30 September 2003 or 2004. The financial information for the year to 30 September 2003 is derived from the statutory accounts for that year. These statutory accounts have been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year to 30 September 2004 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

9. A copy of the Annual Report and Accounts for the year to 30 September 2004 will be posted to shareholders in due course. Copies of this announcement can be obtained from The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	16:00 25-Nov-04
Number	6642F

RNS Number:6642F
Paragon Group Of Companies PLC
25 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

ROBERT G. DENCH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ROBERT G. DENCH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE PURCHASE

7) Number of shares/amount of stock acquired

20,000

8) Percentage of issued Class

0.01668%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

10p ORDINARY

12) Price per share

£3.385

13) Date of transaction

25/11/04

14) Date company informed

25/11/04

15) Total holding following this notification

20,000

16) Total percentage holding of issued class following this notification

0.01668%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL 0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 NOVEMBER 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:17 25-Nov-04
Number	6720F

RNS Number:6720F
Paragon Group Of Companies PLC
25 November 2004

HOLDING IN COMPANY

We have today received notification from Schroder Investment Management Limited to advise that they, and their affiliated companies, now hold 15,554,836 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.974% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding-Replace
Released	12:51 01-Dec-04
Number	8760F

RNS Number:8760F
Paragon Group Of Companies PLC
1 December 2004

The following amendment has been made to the 'Director Shareholding' announcement released today at 11:57 under RNS No 8638F.

Within the form for Jonathan Perry, the percentage in section 10 should read '0.067%' and not '0.67%' as previously stated.

All other details remain unchanged.

The full amended text is shown below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JONATHAN PERRY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JONATHAN PERRY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

80,000

8) Percentage of issued Class

0.067%

Number of shares/amount of stock disposed

80,000

10) Percentage of issued Class

0.067%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

309,579

16) Total percentage holding of issued class following this notification

0.2582%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE

COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

JONATHAN PERRY

Exercise of Options:

80,000 @ £2.180

Sale of Shares:

80,000 @ £3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NICHOLAS KEEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

NICHOLAS KEEN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

160,000

8) Percentage of issued Class

0.133%

9) Number of shares/amount of stock disposed

160,000

10) Percentage of issued Class

0.133%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

44,116

16) Total percentage holding of issued class following this notification

0.0368%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number,

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL

0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

NICHOLAS KEEN

Exercise of Options:

160,000 @ £2.180

Sale of Shares:

160,000 @ £3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NIGEL TERRINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

NIGEL TERRINGTON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

170,000

8) Percentage of issued Class

0.142%

9) Number of shares/amount of stock disposed

170,000

10) Percentage of issued Class

0.142%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

99,219

16) Total percentage holding of issued class following this notification

0.0828%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

NIGEL TERRINGTON

Exercise of Options:

170,000 @ £2.180

Sale of Shares:

170,000 @ 3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JOHN HERON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JOHN HERON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS AND CONSEQUENTIAL SALE OF SHARES

7) Number of shares/amount of stock acquired

185,000

8) Percentage of issued Class

0.154%

9) Number of shares/amount of stock disposed

185,000

10) Percentage of issued Class

0.154%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

5,600

16) Total percentage holding of issued class following this notification

0.0047%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

SALE OF SHARES TO FINANCE PROPERTY INVESTMENT.

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

JOHN HERON

Exercise of Options:

48,000	@	£2.180
32,000	@	£2.180
45,000	@	£1.485
60,000	@	£2.480

Sale of Shares:

185,000	@	£3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NICHOLAS KEEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

82,347 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

850,093

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NIGEL TERRINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

109,795 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

1,627,918

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JOHN HERON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

44,205 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

236,345

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

PAWAN PANDYA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

44,205 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

293,924

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding-Replace
Released	12:51 01-Dec-04
Number	8760F

RNS Number:8760F
Paragon Group Of Companies PLC
1 December 2004

The following amendment has been made to the 'Director Shareholding' announcement released today at 11:57 under RNS No 8638F.

Within the form for Jonathan Perry, the percentage in section 10 should read '0.067% and not '0.67%' as previously stated.

All other details remain unchanged.

The full amended text is shown below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JONATHAN PERRY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JONATHAN PERRY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

80,000

8) Percentage of issued Class

0.067%

, Number of shares/amount of stock disposed

80,000

10) Percentage of issued Class

0.067%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

309,579

16) Total percentage holding of issued class following this notification

0.2582%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE

COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

JONATHAN PERRY

Exercise of Options:

80,000 @ £2.180

Sale of Shares:

80,000 @ £3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NICHOLAS KEEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

NICHOLAS KEEN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

160,000

8) Percentage of issued Class

0.133%

9) Number of shares/amount of stock disposed

160,000

10) Percentage of issued Class

0.133%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

44,116

16) Total percentage holding of issued class following this notification

0.0368%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL

0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

NICHOLAS KEEN

Exercise of Options:

160,000 @ £2.180

Sale of Shares:

160,000 @ £3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NIGEL TERRINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

NIGEL TERRINGTON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS NEARING EXPIRY AND SALE OF SHARES

7) Number of shares/amount of stock acquired

170,000

8) Percentage of issued Class

0.142%

9) Number of shares/amount of stock disposed

170,000

10) Percentage of issued Class

0.142%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

99,219

16) Total percentage holding of issued class following this notification

0.0828%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

NIGEL TERRINGTON

.ercise of Options:

170,000 @ £2.180

Sale of Shares:

170,000 @ 3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JOHN HERON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR PERSONALLY

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JOHN HERON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS AND CONSEQUENTIAL SALE OF SHARES

7) Number of shares/amount of stock acquired

185,000

8) Percentage of issued Class

0.154%

9) Number of shares/amount of stock disposed

185,000

10) Percentage of issued Class

0.154%

11) Class of security

10P ORDINARY

12) Price per share

SEE BELOW

13) Date of transaction

30/11/04

14) Date company informed

30/11/04

15) Total holding following this notification

5,600

16) Total percentage holding of issued class following this notification

0.0047%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

SALE OF SHARES TO FINANCE PROPERTY INVESTMENT.

24) Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

JOHN HERON

Exercise of Options:

48,000	@	£2.180
32,000	@	£2.180
45,000	@	£1.485
60,000	@	£2.480

Sale of Shares:

185,000	@	£3.48375

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

NICHOLAS KEEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

.) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

82,347 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

850,093

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

NAME OF DIRECTOR

NIGEL TERRINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

109,795 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

1,627,918

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

JOHN HERON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

,) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

44,205 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

236,345

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE PARAGON GROUP OF COMPANIES PLC

2) NAME OF DIRECTOR

PAWAN PANDYA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 DECEMBER 2004

18) Period during which or date on which exercisable

01/12/07 - 01/12/14

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

44,205 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.48375

22) Total number of shares or debentures over which options held following this notification

293,924

23) Any additional information

GRANT UNDER THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 DECEMBER 2004

END

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RECEIVED
2006 JUL 10 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:59 01-Dec-04
Number	8979F

RNS Number:8979F
Paragon Group Of Companies PLC
1 December 2004

SHARE PURCHASE

On 30 November 2004 the Paragon Employee Share Ownership Trust ("ESOT") purchased 791,791 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "company") at 3.483785p per share.

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme and Performance Share Plan which includes the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 6,239,021.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2006 JUL 10 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	17:31 02-Dec-04
Number	9709F

RNS Number:9709F
Paragon Group Of Companies PLC
2 December 2004

2 December 2004

DIRECTOR SHAREHOLDING

On 2 December 2004 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards now held
N S Terrington	54,897	02/12/07 - 02/06/08	312,670
N Keen	41,173	02/12/07 - 02/06/08	231,071
J A Heron	22,102	02/12/07 - 02/06/08	118,427
P Pandya	22,102	02/12/07 - 02/06/08	120,620

Under the terms of the PPSP these awards will become exercisable provided the Company's total shareholder return over the three year period commencing 1 October 2004 is at or above the median TSR for a comparator group of companies making up the FTSE All Share Banks and Speciality and Other Finance Sector. The extent to which the shares can be exercised will be dependent upon where the Company is ranked, with 25% being exercisable for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:06 06-Dec-04
Number	0655G

RNS Number:
Paragon Group Of Companies PLC
6 December 2004

We have today received notification from Schroder Investment Management Limited to advise that they, and their affiliated companies, now hold 15,639,300 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 13.033% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

RECEIVED

2006 JUL 10 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	11:43 07-Dec-04
Number	1062G

RNS Number:1062G
Paragon Group Of Companies PLC
7 December 2004

SHARE PURCHASE

The Paragon Employee Share Ownership Trust ("ESOT") purchased 28,127 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") on the dates and at the prices given below.

.te	Shares Purchased	Price
1 December 2004	1,727	350p
2 December 2004	1,400	357p
6 December 2004	25,000	388.92p

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme and Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 6,249,148.

Enquiries:

John Gemmell, Company Secretary
°121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:00 31-Dec-04
Number	9301G

RNS Number:9301G
Paragon Group Of Companies PLC
31 December 2004

HOLDING IN COMPANY

On 30 December 2004 we received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,136,678 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.93% of the issued share capital of The Paragon Group of Companies PLC.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Report and Accounts
Released	14:34 10-Jan-05
Number	1936H

RNS Number:1936H
Paragon Group Of Companies PLC
10 January 2005

2004 ANNUAL REPORT AND ACCOUNTS

A copy of The Paragon Group of Companies PLC's annual report and accounts for the year ended 30 September 2004 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 3HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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RECEIVED
2006 JUL 10 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:48 14-Jan-05
Number	4027H

RNS Number:4027H
Paragon Group Of Companies PLC
14 January 2005

14 January 2005

HOLDING IN COMPANY

We have today received notification from Schroder Investment Management Limited to advise that they, and their affiliated companies, now hold 15,547,827 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.924% of our issued capital.

Enquiries;

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	15:30 14-Feb-05
Number	5834I

RNS Number:5834I
Paragon Group Of Companies PLC
14 February 2005

DIRECTOR SHAREHOLDING

On 11 February 2005 the trustee of The Paragon Group of Companies PLC employee share ownership trust ("the Trustee") granted the following award of Ordinary shares of 10p to certain directors of the Company, for nil consideration or payment, under the Company's Deferred Annual Bonus Scheme in respect of the bonuses for the year ended 30 September 2004.

Director	Award granted	Transfer date
J P L Perry	14,113	1 October 2007
N S Terrington	52,694	1 October 2007
N Keen	39,490	1 October 2007
J A Heron	20,528	1 October 2007
P Pandya	20,528	1 October 2007

Under the terms of the scheme the Trustee will procure that the shares are transferred to the scheme participants as soon as reasonably practicable after the transfer date reported above, subject to a participant continuing to hold office or employment with The Paragon Group of Companies PLC and to the provisions of the Model Code.

Enquiries:

John G Gemmell, Group Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:00 14-Feb-05
Number	5895I

RNS Number:5895I
Paragon Group Of Companies PLC
14 February 2005

HOLDING IN COMPANY

We have today received notification from Aviva plc to advise that they and Morley Fund Management Limited now hold 5,958,353 ordinary shares of 10p each in the Paragon Group of Companies PLC. The holding represents 4.953% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:23 02-Mar-05
Number	2397J

RNS Number:2397J
Paragon Group Of Companies PLC
2 March 2005

HOLDING IN COMPANY

We have today received notification from Schroder Investment Management Limited to advise that they, and their affiliated companies, now hold 14,194,501 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.799% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:44 11-Mar-05
Number	6366J

RNS Number:6366J
Paragon Group Of Companies PLC
11 March 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of scheme
The Paragon 2000 Executive Share Option Scheme
....

3. Period of return:
12/09/04 11/03/05
From .... To ....

Number and class of share(s) (amount of stock / debt security) not issued under scheme
365,000
....

5. Number of shares issued / allotted under scheme during period:
60,000
....

6. Balance under scheme not yet issued / allotted at end of period
305,000
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
Ordinary Shares of 10p each
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
120,301,843
....

Contact for queries

Name Mr John Gemmell
....

Address St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE
....

Telephone 0121 712 2075
....

Person making the return

Name Mr John Gemmell
....

Position Group Company Secretary
....

Signature
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:49 15-Mar-05
Number	7596J

RNS Number:7596J
Paragon Group Of Companies PLC
15 March 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 15,479,618 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.867% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading Update
Released	10:46 23-Mar-05
Number	1151K

RNS Number:1151K
Paragon Group Of Companies PLC
23 March 2005

THE PARAGON GROUP OF COMPANIES PLC
TRADING UPDATE

The Paragon Group of Companies PLC will shortly be meeting analysts ahead of the close period for the half year ending 31 March 2005. The following is an update the trading position of the Group ahead of the end of the half year.

The Board expects the results for the six months to 31 March to be in line with market expectations.

The trading environment has undoubtedly been more challenging than during the first half of the previous financial year, a period which benefited from a surge of activity after the war in Iraq. Borrowing behaviour has adjusted to increased interest rates and confidence in the housing market has weakened.

As a consequence new business volumes have been lower than in the comparable period last year, but with generally lower rates of redemption reflecting the reduced activity, the loan book has continued to grow in line with our expectations. Margins across the business are comparable with 2004 and, with a larger portfolio, shareholders should expect to see strong growth in net interest income in the first half.

The Group has maintained its conservative credit stance and the performance of the buy-to-let book in particular remains exemplary. Increased borrowing costs, together with the normal seasonal expenditures, have caused some deterioration in payment performance in the consumer finance books, and an increased provision charge is expected compared to the first half of last year.

Lower new business activity has had a favourable impact on costs, which remain well controlled across the group. An improvement can be expected in the cost:income ratio from last year.

The outlook for landlords remains positive, with increased rental demand translating into higher rents and improving yields. As suggested by survey evidence, landlords are taking a long term view of their property investments and indeed redemption rates have fallen over the period. Application flows have recovered over the past two months and the pipeline at the end of the period is expected to be at a similar level to March last year. We expect professional landlords to continue to take advantage of market weakness in building their portfolios.

The Board intends to announce the interim results for the six months ending 31 March 2005 on 25 May and a full report on the progress of the Group will be issued at that time.

For further information please contact:

Nigel S Terrington

Chief Executive - Telephone: 0121 712 2024

or

John L Wriglesworth

The Wriglesworth Consultancy - Telephone: 020 7845 7900

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	13:38 24-Mar-05
Number	1978K

RNS Number:1978K
Paragon Group Of Companies PLC
24 March 2005

LETTER TO: RNS

HOLDING IN COMPANY

have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,362,456 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.1073% of our issued capital.

Enquiries:

John Gemmell,
Company Secretary
0121 712 2075

From: Paragon Group of Companies PLC

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:28 29-Mar-05
Number	2584K

RNS Number:2584K
Paragon Group Of Companies PLC
29 March 2005

HOLDING IN COMPANY

We have today received notification from Schroder Investment Management Limited advise that they, and their affiliated companies, now hold 13,138,454 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.921% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:13 18-Apr-05
Number	1594L

RNS Number:1594L
Paragon Group Of Companies PLC
18 April 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

.e Paragon Group of Companies PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 17/10/04 To 16/04/05

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

1,570,307

Number of shares issued / allotted under scheme during period:

349,307

6. Balance under scheme not yet issued / allotted at end of period

1,221,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Ordinary Shares of 10p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

120,301,843

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

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The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Issue of Debt
Released	13:32 18-Apr-05
Number	1863L

RNS Number:1863L
Paragon Group Of Companies PLC
18 April 2005

Dated: 18 April 2005

THE PARAGON GROUP OF COMPANIES PLC

ISSUE OF CALLABLE SUBORDINATED DEBT

The Paragon Group of Companies PLC (the "Company") announces that on 20th April 2005 it is to issue £120 million 7% Callable Subordinated Notes due 2017, at an issue price of 99.347 per cent. The notes have a legal final maturity date of 20th April 2017 but can be called, at the Company's option, on 20th April 2012.

The Royal Bank of Scotland plc is acting as lead manager on the issue.

Enquiries:

Nigel S Terrington, Chief Executive Tel 0121 712 2024

Nicholas Keen, Finance Director Tel 0121 712 2060

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Listing Particulars
Released	11:24 20-Apr-05
Number	2882L

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 19th April 2005

Application has been made to the UK Listing Authority for the following securities to be approved by the UK l

DETAILS OF ISSUE: £120,000,000 7.00 per cent. Callable Subordinated Notes due 2017

ISSUER: The Paragon Group of Companies PLC

INCORPORATED IN England

AUTHORISED ADVISER: The Royal Bank of Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of from:

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LB

The Royal Bank of Scotland
135 Bishopsgate
London
EC2M 3UR

Copies of the particulars relating to the issue may be viewed at the Document Viewing Facility at the Financial 25 The North Colonnade, London E14 5HS.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:15 22-Apr-05
Number	4032L

RNS Number:4032L
Paragon Group Of Companies PLC
22 April 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,225,214 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.993% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:32 03-May-05
Number	7861L

RNS Number:7861L
Paragon Group Of Companies PLC
03 May 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,254,093 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.0174% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:08 16-May-05
Number	3594M

RNS Number:3594M
Paragon Group Of Companies PLC
16 May 2005

HOLDING IN COMPANY

We have today received notification from Columbia Wanger Asset Management L.P. to advise that they now hold 5,230,000 ordinary shares of 10p each in The ragon Group of Companies PLC. The holding represents 4.347% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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RECEIVED
2006 JUL 10 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:47 20-May-05
Number	5904M

RNS Number:5904M
Paragon Group Of Companies PLC
20 May 2005

HOLDING IN COMPANY

We have today received notification from M&G Investment Management Limited to advise that Prudential plc, and certain of its subsidiary companies, now hold 6,062,672 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 5.0396% of our issued share capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	13:52 23-May-05
Number	6338M

RNS Number:6338M
Paragon Group Of Companies PLC
23 May 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,191,345 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.9652% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:13 24-May-05
Number	6719M

RNS Number:6719M
Paragon Group Of Companies PLC
24 May 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/11/04 To 24/05/05

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

404,720

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

4,720

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Ordinary Shares of 10p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

120,301,843

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:07 24-May-05
Number	6841M

RNS Number:6841M
Paragon Group Of Companies PLC
24 May 2005

HOLDING IN COMPANY

We have today received notification from Schroder Investment Management Limited to advise that they no longer have a notifiable interest of over 10% of the ordinary shares of 10p each in The Paragon Group of Companies PLC.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Results
Released	07:00 25-May-05
Number	7011M

RNS Number:7011M
Paragon Group Of Companies PLC
25 May 2005

Under embargo until Stock Exchange announcement: 7am, Wednesday 25 May 2005

STRONG PROFIT GROWTH FOR PARAGON

The Paragon Group of Companies PLC ("Paragon"), one of the UK's largest independent specialist lenders offering buy-to-let mortgages, secured personal loans, vehicle finance and retail finance, today announces its interim results for the six months ended 31 March 2005.

Highlights include:

- Profit before tax increased by 9.1% to £36.1 million (2004 H1: £33.1 million)
- Operating profit (excluding goodwill)* increased by 11.5% to £33.9 million (2004 H1 : £30.4 million)
- Earnings per share increased by 11.2% to 24.9p (2004 H1: 22.4p)
- Interim dividend increased by 33.3% to 5.2p (2004 H1 : 3.9p)
- Buy-to-let assets increased by 24.8% to £4,398.6 million (2004 H1: £3,524.6 million)
- Share repurchase programme of up to £20 million announced

* See note 7
Commenting on the results, Jonathan Perry, Chairman of Paragon, said:

"We are pleased to report strong growth in earnings for a half year where markets have been disrupted by the introduction of mortgage and insurance regulation and when housing market activity has been soft. Our buy-to-let assets have shown a significant increase with lower volumes offset by lower redemptions.

Buy-to-let application flows have recovered well since February, a trend which has continued into the second half of the year, leading to strong growth in the pipeline of business awaiting completion. This bodes well for buy-to-let volumes in the second half of the year.

The strength of the company's financial resources and the continued growth in profits have justified both an acceleration in the rate of dividend increase and the announcement of a share buy back programme to optimise the use of the company's capital."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

The Wriglesworth Consultancy
Mark Baker
John Wriglesworth
Tel: 020 7845 7900
Mobile: 07980 635 243 (MB)

THE PARAGON GROUP OF COMPANIES PLC
CHAIRMAN'S STATEMENT

During the six months ended 31 March 2005, the Group enjoyed further strong profit growth, driven by continued growth in the loan portfolio, despite slower new lending activity in the period compared with the first half of 2004.

During the period, profit before tax increased by 9.1% to £36.1 million (2004 H1: £33.1 million) and earnings per share increased by 11.2% to 24.9p (2004 H1: 22.4p). Excluding the credit to the profit and loss account for goodwill, operating profit increased by 11.5% to £33.9 million (2004 H1: £30.4 million) (note 7).

At 31 March 2005, net loan assets were £6,087.0 million (note 8), compared with £5,600.4 million at 31 March 2004. This reflected loan redemptions significantly below the level of new advances, with strong growth in the buy-to-let portfolios more than compensating for the run-off of the owner-occupied first mortgage and unsecured consumer books. Total advances, at £817.9 million, were 20.2% lower than in the previous period (2004 H1: £1,025.4 million). Of these, 93.3% were secured on residential property (2004 H1: 92.0%).

The Board has declared an interim dividend of 5.2p per share, payable on 29 July 2005 to shareholders on the register on 1 July 2005, an increase of 33.3% from last year's interim dividend of 3.9p per share, thus accelerating our progress towards the achievement of a market level of dividend cover.

Net interest income increased by 11.7% to £46.0 million from £41.2 million for the corresponding period last year, reflecting the growth in the loan book, and also the lower cost of sales, principally commissions paid to business introducers. This compensated for the decrease in other operating income to £17.0 million (2004 H1: £18.8 million), similarly reflecting the impact of reduced activity on fees and commissions earned. The average net interest margin on the loan book was similar to 2004.

Operating expenses, excluding the £2.2 million credit for amortisation of negative goodwill, were £20.6 million, a reduction of 9.3% from £22.7 million for the corresponding period in 2004. The cost:income ratio, at 32.7%, decreased from 37.8% for the first half of 2004 (note 4) following completion of the integration of Mortgage Trust within the Group's operational structure last year and general improvements in operating efficiencies around the Group.

The Group has continued to implement its strategy of reducing exposure to unsecured consumer lending, focusing on growing its secured lending, principally of high quality buy-to-let assets. The number of accounts in arrears across the portfolios was lower as at 31 March 2005 than a year previously, both numerically and as a percentage of live accounts. The mortgage books performed well over the period and the performance of the buy-to-let book remains exemplary. However, as reported in our recent trading statement, the burden of increased interest rates, together with the normal seasonal expenditures, caused some deterioration in payment performance in the consumer portfolios, resulting in an increase in the charge for provisions for losses to £8.5 million for the period (2004 H1: £6.9 million).

After providing for corporation tax at a charge rate of 21%, which we anticipate will apply for the year, and providing for the proposed interim dividend, retained profits of £22.5 million have been transferred to shareholders' funds which were £291.3 million at 31 March 2005 (2004 H1: £246.1 million).

REVIEW OF OPERATIONS

FIRST MORTGAGES

Our strategy has been to grow the high quality buy-to-let first mortgage assets whilst running off the owner-occupied loans, the majority of which were originated by Mortgage Trust prior to acquisition. Total first mortgage completions were £637.2 million for the six months to 31 March 2005, compared with £797.7 million advanced in the corresponding period of 2004. At 31 March 2005, the Paragon Mortgages and Mortgage Trust buy-to-let portfolios had increased by 24.8% to £4,398.6 million from £3,524.6 million at 31 March 2004 whilst total first mortgage assets, including the owner-occupied loans, were £5,178.2 million, an increase of 11.1% from £4,662.1 million at 31 March 2004. The owner-occupied portfolio declined, as expected, by 31.5% between 31 March 2004 and 31 March 2005 from £1,137.5 million to £779.6 million.

The Paragon Mortgages loan book increased by 27.4% to £2,908.5 million at 31 March 2005 (2004 H1: £2,283.3 million), while Mortgage Trust had loans under management of £2,142.3 million (2004 H1: £2,223.5 million) of which buy-to-let loans totalled £1,519.9 million (2004 H1: £1,287.1 million), an increase of 18.1%. New lending by Paragon Mortgages was £464.8 million (2004 H1: £522.4 million) whilst Mortgage Trust advanced new loans of £172.4 million (2004 H1: £275.3 million).

Housing market activity has slowed since the summer of 2004 following a very busy period for the market in the wake of the war in Iraq and as a consequence of increased interest rates. The rate of house price growth has also slowed in recent months, with the evidence so far this year suggesting that the market is heading for a soft landing.

Uncertainty elsewhere in the housing market has, however, had positive effects on the buy-to-let market. Market data, and our own survey evidence, indicate that tenant demand has been on the increase in most regions and for most types of property. This has created upward pressure on rents which in turn has resulted in an increase in yields for landlords. At the same time there is less competition for property as it comes onto the market which has meant that landlords have been able to secure good deals on new acquisitions, thus again impacting positively on yields.

Survey evidence continues to suggest that landlords are taking a long term view of their investments, rather than seeking to crystallise speculative gains. In our own buy-to-let portfolio, we have seen little evidence of landlords selling properties, indeed, compared to the previous year, redemption rates have fallen.

Application levels across our buy-to-let businesses were weaker towards the end of 2004 and during the early part of 2005, partly the result of general housing market uncertainties and partly due to the disruptive impact of the introduction of mortgage regulation. Since then, trading activity has been strong both at Paragon Mortgages and at Mortgage Trust, with the result that the new business pipelines have rebuilt strongly since February. This bodes well for lending volumes in the second half of the year.

Looking further ahead, the prospects for the buy-to-let market remain strong and demand for private rented property is expected to increase, the eligibility of residential property for Self-Invested Personal Pensions ("SIPPs") from 2006 may also have a positive effect on demand. In anticipation, we have recently announced a joint venture with James Hay, the UK's leading provider of SIPPs to provide, jointly, a range of products to support buy-to-let investors who wish to place residential property investments into their SIPP.

The credit profile of our buy-to-let portfolio remains exceptionally high, evidenced by the continuing low arrears rate compared to the mortgage market as a whole and negligible losses.

CONSUMER FINANCE

The consumer finance market has been more challenging in the six months to 31 March 2005 than in the corresponding period last year. Rising interest rates and a weaker housing market have resulted in an adjustment to borrower behaviour, with a consequential reduction in consumer finance business volumes. The Group has maintained its tight credit stance in the face of strong competitive pressure. This resulted in a 3.1% reduction in the Consumer Finance book which, at 31 March 2005, stood at £908.8 million, compared with £938.3 million at 31 March 2004.

Personal Finance

Revisions to the Consumer Credit Act and the introduction of regulation over insurance business have had an adverse effect on volumes as introducers have struggled to adapt systems and working practices to ensure compliance. These disruptive effects appear now to be receding, although higher interest rates have had an impact on the appetite of consumers for further borrowing. This is unlikely to change over the remainder of the year. We continue to be cautious in our lending approach and have tightened criteria in anticipation of the changing economic environment. Accordingly secured personal finance advances were £125.4 million in the period (2004 H1: £146.0 million). These advances were secured on UK residential property.

We continue to manage the run-off of the unsecured personal loan portfolio. Net balances were £190.7 million at 31 March 2005 compared to £226.8 million at 31 March 2004. The impact of interest rates and pressures on personal cashflow over the Christmas period led to a deterioration in payment performance for some customers in arrears, although we saw a recovery during March and April as borrowers caught up on their missed payments.

Sales Aid Finance

In line with our strategy outlined in the year end results, we have continued to focus upon profitability in the car and retail finance sectors as opposed to volume. New loan advances by the division were £55.2 million, compared with £81.7 million for the corresponding period last year.

The profitability of both businesses within Sales Aid Finance has improved during the half year along with the profile and quality of the business received due to the removal of unprofitable relationships and the tightening of credit standards. The principal focus of the division going forward is the generation of new sources of profitable business.

FUNDING

The Group continued to be an active issuer in the capital markets during the period. During October 2004, the Group completed a £1.0 billion securitisation by Paragon Mortgages (No. 8) PLC, the largest Paragon transaction to date. The securitisation contained a £270 million cash reserve which was used to fund additional buy-to-let assets in March 2004.

In December 2004 a £300 million securitisation of secured consumer loans was completed by Paragon Secured Funding (No. 1) PLC. The securitisation contained a £59 million cash reserve which was used to fund additional second mortgage assets in April 2005. In May 2005, a £450 million securitisation of secured and unsecured consumer loans was completed by Paragon Personal and Auto Finance (No. 3) PLC.

In April 2005 the Group issued £120 million 7% callable subordinated notes due 2017. This inaugural transaction provides long term capital at attractive pricing and improves the flexibility available to the Group in its capital management.

CAPITAL MANAGEMENT

The Board regularly reviews the appropriate level of capital to support its current loan portfolios and to ensure that its business plans can be met. In this respect, the Board has regard to a number of factors, including the capital needed to support planned business generation over the medium term, the risk characteristics of the portfolio and the capital being returned to the Group as loans on the book mature.

As a result of a similar review in 2002, the Board decided to increase dividends progressively ahead of earnings growth in order to reduce dividend cover over the medium term. Since that time, dividends have increased annually at roughly double the rate of earnings growth.

Whilst our new business generation targets remain stretching, the Group's portfolio continues to generate capital. We have also reduced the portfolio's risk profile by our disciplined restructuring of the portfolio from unsecured towards secured lending, which is less demanding on the Group's capital. Consumer loans, as a proportion of the portfolio, have been reducing year on year from 36% in 2002 to 15% as at 31 March 2005. Within this the unsecured personal loan book has been declining in absolute terms since the product was withdrawn and as loans have redeemed, from £319.9 million at 30 September 2002 to £190.7 million at 31 March 2005, 3% of the total loan book.

Considering all these factors, the Board has identified that there is surplus capital available for distribution to shareholders and has decided that, in addition to increasing the interim dividend by 33.3%, thus accelerating the Group's progress towards the objective of achieving a market level of dividend cover within two years, the Company should also set aside up to £20 million to repurchase shares from the market. This will be completed within the authority granted to the Company by shareholders at the 2005 Annual General Meeting.

The Board will continue to keep under review the appropriate capitalisation of the business.

CONCLUSION

The outlook for landlords remains positive with increased rental demand translating into higher rents and improving yields. Survey evidence and our own experience suggests landlords are continuing to take a long term view of their property investments. Whilst trading volumes were subdued throughout the winter months, redemption rates have fallen leading to continued strong growth in the portfolio. Further, application flows have recovered well since February, a trend which has continued into the second half year leading to strong growth in the pipeline of business awaiting completion. This bodes well for completion volumes in the second half of the year.

The Board remains confident that the Group will meet its business objectives for the year.

Jonathan Perry
Chairman
25 May 2005

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2005 (Unaudited)

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m

Interest receivable	240.9	192.7	412.0
Interest payable and similar charges	(194.9)	(151.5)	(331.4)
Net interest income	46.0	41.2	80.6
Other operating income	17.0	18.8	40.2
Total operating income	63.0	60.0	120.8
Operating expenses			
Other operating expenses	(20.6)	(22.7)	(43.9)
Amortisation of negative goodwill	2.2	2.7	5.2
Total operating expenses	(18.4)	(20.0)	(38.7)
Provisions for losses	(8.5)	(6.9)	(11.1)
Operating profit being profit on ordinary activities before taxation	36.1	33.1	71.0
ɪx charge on profit on ordinary activities	(7.6)	(7.6)	(16.3)
Profit on ordinary activities after taxation	28.5	25.5	54.7
Equity dividend	(6.0)	(4.5)	(11.0)
Retained profit	22.5	21.0	43.7
Dividend - Rate per share	5.2p	3.9p	9.6p
Basic earnings per share	24.9p	22.4p	48.0p
Diluted earnings per share	23.9p	21.6p	46.2p

There have been no recognised gains or losses other than the profit for the periods shown.

The results for the periods shown above relate entirely to continuing operations.

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED BALANCE SHEET
31 March 2005 (Unaudited)

	31 March 2005	31 March 2004	30 September 2004
ASSETS EMPLOYED	£m	£m	£m
Fixed assets			
Intangible assets - negative goodwill	(11.8)	(16.1)	(14.0)
Tangible assets	3.7	3.6	3.4
Investments			
Assets subject to non-recourse finance	1,341.2	1,797.5	1,557.7
Non-recourse finance	(1,297.8)	(1,751.6)	(1,520.3)
	43.4	45.9	37.4
Loans to customers	4,842.5	3,909.2	4,492.5
	4,885.9	3,955.1	4,529.9

	4,877.8	3,942.6	4,519.3
Current assets			
Stocks	3.2	3.4	3.4
Debtors falling due within one year	7.5	10.6	8.8
Cash at bank and investments	452.5	345.9	402.5
	463.2	359.9	414.7
	5,341.0	4,302.5	4,934.0
FINANCED BY			
Called-up share capital	12.0	12.0	12.0
Share premium account	69.5	68.6	68.8
Merger reserve	(70.2)	(70.2)	(70.2)
Profit and loss account	293.8	247.2	270.1
Share capital and reserves	305.1	257.6	280.7
Own shares	(13.8)	(11.5)	(12.3)
Equity shareholders' funds	291.3	246.1	268.4
:ovisions for liabilities and charges	4.5	5.3	5.6
Creditors			
Amounts falling due within one year	77.8	45.9	66.4
Amounts falling due after more than one year	4,967.4	4,005.2	4,593.6
	5,341.0	4,302.5	4,934.0

The interim financial information was approved by the Board of Directors on 25 May 2005.

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED CASH FLOW STATEMENT
For the six months to 31 March 2005 (Unaudited)

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Net cash inflow from operating activities	66.6	55.0	129.3
Taxation	(1.6)	(10.6)	(14.6)
Capital expenditure and financial investment			
Net decrease in assets subject to non-recourse funding	216.5	562.6	800.2
Net increase in loans to customers	(377.3)	(881.9)	(1,485.2)
Other	(0.7)	(1.8)	(0.8)
Acquisitions and disposals	2.0	-	-
Equity dividends paid	(6.5)	(4.2)	(8.6)
Management of liquid resources	(48.8)	(37.5)	(85.7)
Financing	151.5	331.5	686.5
Increase in cash in the period	1.7	13.1	21.1

1. Reconciliation of operating profit to net cash inflow from operating activities

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Operating profit	36.1	33.1	71.0
Provision for losses	8.5	6.9	11.1
Depreciation	0.4	0.7	1.6
Amortisation of broker commissions	17.9	19.1	37.2
Amortisation of negative goodwill	(2.2)	(2.7)	(5.2)
Charge for long term incentive plan	0.6	0.7	0.9
(Increase) / decrease in stock	(0.1)	0.2	-
Profit on sale of subsidiary	(0.9)	-	-
Decrease / (increase) in debtors	1.2	(1.2)	0.7
Increase / (decrease) in creditors	5.1	(1.8)	12.0
	66.6	55.0	129.3

2. Reconciliation of movement in cash with movement in net debt

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Increase in cash in the period	1.7	13.1	21.1
Cash inflow from increase in debt	(151.7)	(330.7)	(687.2)
Cash movement from change in liquid resources	48.8	37.5	85.7
Movement in net debt	(101.2)	(280.1)	(580.4)
Opening net debt	(5,710.6)	(5,130.2)	(5,130.2)
Closing net debt	(5,811.8)	(5,410.3)	(5,710.6)

THE PARAGON GROUP OF COMPANIES PLC
NOTES TO THE INTERIM FINANCIAL INFORMATION
For the six months ended 31 March 2005 (Unaudited)

1. The interim financial information for the six months ended 31 March 2005 and for the six months ended 31 March 2004 has not been audited.

2. The interim financial information has been prepared on the basis of the accounting policies set out in the group accounts for the year ended 30 September 2004.

3. An interim dividend of 5.2p per share is proposed, payable on 29 July 2005 with a record date of 1 July 2005.

4. The cost:income ratio for the six months ended 31 March 2005 is calculated by dividing operating expenses, excluding the amortisation of negative goodwill (£2.2m - 2004: £2.7m), of £20.6m (2004: £22.7m) by total operating income of £63.0m (2004: £60.0m) to give 32.7% (2004: 37.8%).

5. The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders (being the profit on ordinary activities after taxation) by the weighted average number of ordinary shares outstanding during the period. For the six months ended 31 March 2005 the weighted average number of ordinary shares outstanding was

114.2 million (2004: 113.9 million). For the year ended 30 September 2004 the weighted average was 113.9 million.

6. The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the six months ended 31 March 2005 the adjusted weighted average number of ordinary shares outstanding was 119.0 million (2004: 118.3 million). For the year ended 30 September 2004 the adjusted weighted average was 118.3 million.

7. The operating profit for the period excluding goodwill comprises the operating profit of £36.1m (2004: £33.1m) less the credit for the amortisation of negative goodwill of £2.2m (2004: £2.7m).

8. Net loan assets includes Loans to Customers shown on the face of the balance sheet of £4,842.5m (2004: £3,909.2m) and similar assets subject to non-recourse finance arrangements of £1,244.5m (2004: £1,691.2m).

9. The figures shown above for the year ended 30 September 2004 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

10. A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

INDEPENDENT REVIEW REPORT
TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2005 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 10 together with the reconciliation of operating profit to net cash flow from operating activities and the reconciliation of movement in cash with movement in net debt. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material :consistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters which we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
25 May 2005

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The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:40 27-May-05
Number	8786M

RNS Number:8786M
Paragon Group Of Companies PLC
27 May 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,393,800 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.1334% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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RECEIVED
2006 JUL 10 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	17:04 27-May-05
Number	8902M

RNS Number:8902M
Paragon Group Of Companies PLC
27 May 2005

SHARE PURCHASE

The Paragon Employee Share Ownership Trust ("ESOT") purchased 145,290 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") on the tes and at the prices given below.

Date	Shares Purchased	Price
26 May 2005	99,948	409.5059p
27 May 2005	45,342	404.9984p

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme and Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 6,149,842

Enquiries:

John Gemmell, Company Secretary
0121 7122075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	16:56 01-Jun-05
Number	0243N

RNS Number:0243N
Paragon Group Of Companies PLC
01 June 2005

SHARE PURCHASE

On 31 May 2005 the Paragon Employee Share Ownership Trust ("ESOT") purchased 90,426 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") at 407.25p per share.

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme and Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 6,240,268.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	14:40 02-Jun-05
Number	0763N

RNS Number:0763N
Paragon Group Of Companies PLC
02 June 2005

DIRECTOR SHAREHOLDING

On 2 June 2005 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total award
N S Terrington	47,034	02/06/08 - 02/12/08	359,704
N Keen	35,276	02/06/08 - 02/12/08	266,347
J A Heron	18,937	02/06/08 - 02/12/08	137,364
P Pandya	18,937	02/06/08 - 02/12/08	139,557

Under the terms of the PPSP these awards will become exercisable provided the Company's total shareholder return over the three year period commencing 1 April 2005 is at or above the median TSR for a comparator group of companies making up the FTSE All Share Banks and Speciality and Other Finance Sector. The extent to which the shares can be exercised will be dependent upon where the company is ranked, with 25% being exercisable for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	14:43 02-Jun-05
Number	0768N

RNS Number:0768N
Paragon Group Of Companies PLC
02 June 2005

SHARE PURCHASE

On 2 June 2005 the Paragon Employee Share Ownership Trust ("ESOT") purchased ,284 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") at 409.9978p per share.

These shares were purchased to meet options and awards as they mature and are exercised under the Paragon Executive Share Option Scheme and Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total held by the ESOT is 6,304,552.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	16:45 03-Jun-05
Number	1391N

RNS Number:1391N
Paragon Group Of Companies PLC
03 June 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	3 June 2005
Number of ordinary shares purchased:	100,000
Highest price paid per share:	410p
Lowest price paid per share:	410p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 100,000 of its ordinary shares in treasury and has 120,201,843 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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RECEIVED
2006 JUL 10 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	16:45 06-Jun-05
Number	1832N

RNS Number:1832N
Paragon Group Of Companies PLC
06 June 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	6 June 2005
Number of ordinary shares purchased:	100,000
Highest price paid per share:	408p
Lowest price paid per share:	408p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 200,000 of its ordinary shares in treasury and has 120,101,843 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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paragon

Interim Report

Six months ended 31 March 2005

CONTENTS

Chairman's Statement	page 1
Consolidated Profit and Loss Account	page 6
Consolidated Balance Sheet	page 7
Consolidated Cash Flow Statement	page 8
Notes to the Interim Financial Information	page 9
Independent Review Report	page 10

CHAIRMAN'S STATEMENT

During the six months ended 31 March 2005, the Group enjoyed further strong profit growth, driven by continued growth in the loan portfolio, despite slower new lending activity in the period compared with the first half of 2004.

During the period, profit before tax increased by 9.1% to £36.1 million (2004 H1: £33.1 million) and earnings per share increased by 11.2% to 24.9p (2004 H1: 22.4p). Excluding the credit to the profit and loss account for goodwill, operating profit increased by 11.5% to £33.9 million (2004 H1: £30.4 million) (note 7).

At 31 March 2005, net loan assets were £6,087.0 million (note 8), compared with £5,600.4 million at 31 March 2004. This reflected loan redemptions significantly below the level of new advances, with strong growth in the buy-to-let portfolios more than compensating for the run-off of the owner-occupied first mortgage and unsecured consumer books. Total advances, at £817.9 million, were 20.2% lower than in the previous period (2004 H1: £1,025.4 million). Of these, 93.3% were secured on residential property (2004 H1: 92.0%).

The Board has declared an interim dividend of 5.2p per share, payable on 29 July 2005 to shareholders on the register on 1 July 2005, an increase of 33.3% from last year's interim dividend of 3.9p per share, thus accelerating our progress towards the achievement of a market level of dividend cover.

Net interest income increased by 11.7% to £46.0 million from £41.2 million for the corresponding period last year, reflecting the growth in the loan book, and also the lower cost of sales, principally commissions paid to business introducers. This compensated for the decrease in other operating income to £17.0 million (2004 H1: £18.8 million), similarly reflecting the impact of reduced activity on fees and commissions earned. The average net interest margin on the loan book was similar to 2004.

Operating expenses, excluding the £2.2 million credit for amortisation of negative goodwill, were £20.6 million, a reduction of 9.3% from £22.7 million for the corresponding period in 2004. The cost:income ratio, at 32.7%, decreased from 37.8% for the first half of 2004 (note 4) following completion of the integration of Mortgage Trust within the Group's operational structure last year and general improvements in operating efficiencies around the Group.

The Group has continued to implement its strategy of reducing exposure to unsecured consumer lending, focusing on growing its secured lending, principally of high quality buy-to-let assets. The number of accounts in arrears across the portfolios was lower as at 31 March 2005 than a year previously, both numerically and as a percentage of live accounts. The mortgage books performed well over the period and the performance of the buy-to-let book remains exemplary. However, as reported in our recent trading statement, the burden of increased interest rates, together with the normal seasonal expenditures, caused some deterioration in payment performance in the consumer portfolios, resulting in an increase in the charge for provisions for losses to £8.5 million for the period (2004 H1: £6.9 million).

After providing for corporation tax at a charge rate of 21%, which we anticipate will apply for the year, and providing for the proposed interim dividend, retained profits of £22.5 million have been transferred to shareholders' funds which were £291.3 million at 31 March 2005 (2004 H1: £246.1 million).

Review of Operations

FIRST MORTGAGES

Our strategy has been to grow the high quality buy-to-let first mortgage assets whilst running off the owner-occupied loans, the majority of which were originated by Mortgage Trust prior to acquisition. Total first mortgage completions were £637.2 million for the six months to 31 March 2005, compared with £797.7 million advanced in the corresponding period of 2004. At 31 March 2005, the Paragon Mortgages and Mortgage Trust buy-to-let portfolios had increased by 24.8% to £4,398.6 million from £3,524.6 million at 31 March 2004 whilst total first mortgage assets, including the owner-occupied loans, were £5,178.2 million, an increase of 11.1% from £4,662.1 million at 31 March 2004. The owner-occupied portfolio declined, as expected, by 31.5% between 31 March 2004 and 31 March 2005 from £1,137.5 million to £779.6 million.

The Paragon Mortgages loan book increased by 27.4% to £2,908.5 million at 31 March 2005 (2004 H1: £2,283.3 million), while Mortgage Trust had loans under management of £2,142.3 million (2004 H1: £2,223.5 million) of which buy-to-let loans totalled £1,519.9 million (2004 H1: £1,287.1 million), an increase of 18.1%. New lending by Paragon Mortgages was £464.8 million (2004 H1: £522.4 million) whilst Mortgage Trust advanced new loans of £172.4 million (2004 H1: £275.3 million).

Housing market activity has slowed since the summer of 2004 following a very busy period for the market in the wake of the war in Iraq and as a consequence of increased interest rates. The rate of house price growth has also slowed in recent months, with the evidence so far this year suggesting that the market is heading for a soft landing.

Uncertainty elsewhere in the housing market has, however, had positive effects on the buy-to-let market. Market data, and our own survey evidence, indicate that tenant demand has been on the increase in most regions and for most types of property. This has created upward pressure on rents which in turn has resulted in an increase in yields for landlords. At the same time there is less competition for property as it comes onto the market which has meant that landlords have been able to secure good deals on new acquisitions, thus again impacting positively on yields.

Survey evidence continues to suggest that landlords are taking a long-term view of their investments, rather than seeking to crystallise speculative gains. In our own buy-to-let portfolio, we have seen little evidence of landlords selling properties, indeed, compared to the previous year, redemption rates have fallen.

Application levels across our buy-to-let businesses were weaker towards the end of 2004 and during the early part of 2005, partly the result of general housing market uncertainties and partly due to the disruptive impact of the introduction of mortgage regulation. Since then, trading activity has been strong both at Paragon Mortgages and at Mortgage Trust, with the result that the new business pipelines have rebuilt strongly since February. This bodes well for lending volumes in the second half of the year.

Looking further ahead, the prospects for the buy-to-let market remain strong and demand for private rented property is expected to increase, the eligibility of residential property for Self-Invested Personal Pensions ("SIPPs") from 2006 may also have a positive effect on demand. In anticipation, we have recently announced a joint venture with James Hay, the UK's leading provider of

SIPPs to provide, jointly, a range of products to support buy-to-let investors who wish to place residential property investments into their SIPP.

The credit profile of our buy-to-let portfolio remains exceptionally high, evidenced by the continuing low arrears rate compared to the mortgage market as a whole and negligible losses.

CONSUMER FINANCE

The consumer finance market has been more challenging in the six months to 31 March 2005 than in the corresponding period last year. Rising interest rates and a weaker housing market have resulted in an adjustment to borrower behaviour, with a consequential reduction in consumer finance business volumes. The Group has maintained its tight credit stance in the face of strong competitive pressure. This resulted in a 3.1% reduction in the Consumer Finance book which, at 31 March 2005, stood at £908.8 million, compared with £938.3 million at 31 March 2004.

Personal Finance

Revisions to the Consumer Credit Act and the introduction of regulation over insurance business have had an adverse effect on volumes as introducers have struggled to adapt systems and working practices to ensure compliance. These disruptive effects appear now to be receding, although higher interest rates have had an impact on the appetite of consumers for further borrowing. This is unlikely to change over the remainder of the year. We continue to be cautious in our lending approach and have tightened criteria in anticipation of the changing economic environment. Accordingly secured personal finance advances were £125.4 million in the period (2004 H1: £146.0 million). These advances were secured on UK residential property.

We continue to manage the run-off of the unsecured personal loan portfolio. Net balances were £190.7 million at 31 March 2005 compared to £226.8 million at 31 March 2004. The impact of interest rates and pressures on personal cash flow over the Christmas period led to a deterioration in payment performance for some customers in arrears, although we saw a recovery during March and April as borrowers caught up on their missed payments.

Sales Aid Finance

In line with our strategy outlined in the year end results, we have continued to focus upon profitability in the car and retail finance sectors as opposed to volume. New loan advances by the division were £55.2 million, compared with £81.7 million for the corresponding period last year.

The profitability of both businesses within Sales Aid Finance has improved during the half year along with the profile and quality of the business received due to the removal of unprofitable relationships and the tightening of credit standards. The principal focus of the division going forward is the generation of new sources of profitable business.

FUNDING

The Group continued to be an active issuer in the capital markets during the period. During October 2004, the Group completed a £1.0 billion securitisation by Paragon Mortgages (No. 8) PLC, the largest Paragon transaction to date. The securitisation contained a £270 million cash reserve which was used to fund additional buy-to-let assets in March 2005.

In December 2004 a £300 million securitisation of secured consumer loans was completed by Paragon Secured Finance (No. 1) PLC. The securitisation contained a £59 million cash reserve which was used to fund additional second mortgage assets in April 2005. In May 2005, a £450 million securitisation of secured and unsecured consumer loans was completed by Paragon Personal and Auto Finance (No. 3) PLC.

In April 2005 the Group issued £120 million 7% callable subordinated notes due 2017. This inaugural transaction provides long term capital at attractive pricing and improves the flexibility available to the Group in its capital management.

CAPITAL MANAGEMENT

The Board regularly reviews the appropriate level of capital to support its current loan portfolios and to ensure that its business plans can be met. In this respect, the Board has regard to a number of factors, including the capital needed to support planned business generation over the medium term, the risk characteristics of the portfolio and the capital being returned to the Group as loans on the book mature.

As a result of a similar review in 2002, the Board decided to increase dividends progressively ahead of earnings growth in order to reduce dividend cover over the medium term. Since that time, dividends have increased annually at roughly double the rate of earnings growth.

Whilst our new business generation targets remain stretching, the Group's portfolio continues to generate capital. We have also reduced the portfolio's risk profile by our disciplined restructuring of the portfolio from unsecured towards secured lending, which is less demanding on the Group's capital. Consumer loans, as a proportion of the portfolio, have been reducing year on year from 36% in 2002 to 15% as at 31 March 2005. Within this the unsecured personal loan book has been declining in absolute terms since the product was withdrawn and as loans have redeemed, from £319.9 million at 30 September 2002 to £190.7 million at 31 March 2005, 3% of the total loan book.

Considering all these factors, the Board has identified that there is surplus capital available for distribution to shareholders and has decided that, in addition to increasing the interim dividend by 33.3%, thus accelerating the Group's progress towards the objective of achieving a market level of dividend cover within two years, the Company should also set aside up to £20 million to repurchase shares from the market. This will be completed within the authority granted to the Company by shareholders at the 2005 Annual General Meeting.

The Board will continue to keep under review the appropriate capitalisation of the business.

CONCLUSION

The outlook for landlords remains positive with increased rental demand translating into higher rents and improving yields. Survey evidence and our own experience suggests landlords are continuing to take a long-term view of their property investments. Whilst trading volumes were subdued throughout the winter months, redemption rates have fallen leading to continued strong growth in the portfolio. Further, application flows have recovered well since February, a trend which has continued into the second half year leading to strong growth in the pipeline of business awaiting completion. This bodes well for completion volumes in the second half of the year.

The Board remains confident that the Group will meet its business objectives for the year.

Jonathan Perry
Chairman

25 May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 31 MARCH 2005 (UNAUDITED)

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Interest receivable	240.9	192.7	412.0
Interest payable and similar charges	(194.9)	(151.5)	(331.4)
Net interest income	46.0	41.2	80.6
Other operating income	17.0	18.8	40.2
Total operating income	63.0	60.0	120.8
Operating expenses			
Other operating expenses	(20.6)	(22.7)	(43.9)
Amortisation of negative goodwill	2.2	2.7	5.2
Total operating expenses	(18.4)	(20.0)	(38.7)
Provisions for losses	(8.5)	(6.9)	(11.1)
Operating profit being profit on ordinary activities before taxation	36.1	33.1	71.0
Tax charge on profit on ordinary activities	(7.6)	(7.6)	(16.3)
Profit on ordinary activities after taxation	28.5	25.5	54.7
Equity dividend	(6.0)	(4.5)	(11.0)
Retained profit	22.5	21.0	43.7
Dividend - Rate per share	5.2p	3.9p	9.6p
Basic earnings per share	24.9p	22.4p	48.0p
Diluted earnings per share	23.9p	21.6p	46.2p

There have been no recognised gains or losses other than the profit for the periods shown.

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET

31 MARCH 2005 (UNAUDITED)

	31 March 2005 £m	31 March 2004 £m	30 September 2004 £m
ASSETS EMPLOYED			
Fixed assets			
Intangible assets - negative goodwill	(11.8)	(16.1)	(14.0)
Tangible assets	3.7	3.6	3.4
Investments			
Assets subject to non-recourse finance	1,341.2	1,797.5	1,557.7
Non-recourse finance	(1,297.8)	(1,751.6)	(1,520.3)
	43.4	45.9	37.4
Loans to customers	4,842.5	3,909.2	4,492.5
	4,885.9	3,955.1	4,529.9
	4,877.8	3,942.6	4,519.3
Current assets			
Stocks	3.2	3.4	3.4
Debtors falling due within one year	7.5	10.6	8.8
Cash at bank and investments	452.5	345.9	402.5
	463.2	359.9	414.7
	5,341.0	4,302.5	4,934.0
FINANCED BY			
Called-up share capital	12.0	12.0	12.0
Share premium account	69.5	68.6	68.8
Merger reserve	(70.2)	(70.2)	(70.2)
Profit and loss account	293.8	247.2	270.1
Share capital and reserves	305.1	257.6	280.7
Own shares	(13.8)	(11.5)	(12.3)
Equity shareholders' funds	291.3	246.1	268.4
Provisions for liabilities and charges	4.5	5.3	5.6
Creditors			
Amounts falling due within one year	77.8	45.9	66.4
Amounts falling due after more than one year	4,967.4	4,005.2	4,593.6
	5,341.0	4,302.5	4,934.0

The interim financial information was approved by the Board of Directors on 25 May 2005.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS TO 31 MARCH 2005 (UNAUDITED)

	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Net cash inflow from operating activities	66.6	55.0	129.3
Taxation	(1.6)	(10.6)	(14.6)
Capital expenditure and financial investment			
Net decrease in assets subject to non-recourse funding	216.5	562.6	800.2
Net increase in loans to customers	(377.3)	(881.9)	(1,485.2)
Other	(0.7)	(1.8)	(0.8)
Acquisitions and disposals	2.0	-	-
Equity dividends paid	(6.5)	(4.2)	(8.6)
Management of liquid resources	(48.8)	(37.5)	(85.7)
Financing	151.5	331.5	686.5
Increase in cash in the period	1.7	13.1	21.1

1. Reconciliation of operating profit to net cash inflow from operating activities	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Operating profit	36.1	33.1	71.0
Provision for losses	8.5	6.9	11.1
Depreciation	0.4	0.7	1.6
Amortisation of broker commissions	17.9	19.1	37.2
Amortisation of negative goodwill	(2.2)	(2.7)	(5.2)
Charge for long term incentive plan	0.6	0.7	0.9
(Increase) / decrease in stock	(0.1)	0.2	-
Profit on sale of subsidiary	(0.9)	-	-
Decrease / (increase) in debtors	1.2	(1.2)	0.7
Increase / (decrease) in creditors	5.1	(1.8)	12.0
	66.6	55.0	129.3

2. Reconciliation of movement in cash with movement in net debt	Six months to 31 March 2005 £m	Six months to 31 March 2004 £m	Year to 30 September 2004 £m
Increase in cash in the period	1.7	13.1	21.1
Cash inflow from increase in debt	(151.7)	(330.7)	(687.2)
Cash movement from change in liquid resources	48.8	37.5	85.7
Movement in net debt	(101.2)	(280.1)	(580.4)
Opening net debt	(5,710.6)	(5,130.2)	(5,130.2)
Closing net debt	(5,811.8)	(5,410.3)	(5,710.6)

NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 MARCH 2005 (UNAUDITED)

1. The interim financial information for the six months ended 31 March 2005 and for the six months ended 31 March 2004 has not been audited.

2. The interim financial information has been prepared on the basis of the accounting policies set out in the group accounts for the year ended 30 September 2004.

3. An interim dividend of 5.2p per share is proposed, payable on 29 July 2005 with a record date of 1 July 2005.

4. The cost:income ratio for the six months ended 31 March 2005 is calculated by dividing operating expenses, excluding the amortisation of negative goodwill (£2.2m - 2004: £2.7m), of £20.6m (2004: £22.7m) by total operating income of £63.0m (2004: £60.0m) to give 32.7% (2004: 37.8%).

5. The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders (being the profit on ordinary activities after taxation) by the weighted average number of ordinary shares outstanding during the period. For the six months ended 31 March 2005 the weighted average number of ordinary shares outstanding was 114.2 million (2004: 113.9 million). For the year ended 30 September 2004 the weighted average was 113.9 million.

6. The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the six months ended 31 March 2005 the adjusted weighted average number of ordinary shares outstanding was 119.0 million (2004: 118.3 million). For the year ended 30 September 2004 the adjusted weighted average was 118.3 million.

7. The operating profit for the period excluding goodwill comprises the operating profit of £36.1m (2004: £33.1m) less the credit for the amortisation of negative goodwill of £2.2m (2004: £2.7m).

8. Net loan assets includes Loans to Customers shown on the face of the balance sheet of £4,842.5m (2004: £3,909.2m) and similar assets subject to non-recourse finance arrangements of £1,244.5m (2004: £1,691.2m).

9. The figures shown above for the year ended 30 September 2004 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

10. A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

INDEPENDENT REVIEW REPORT

TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2005 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 10 together with the reconciliation of operating profit to net cash flow from operating activities and the reconciliation of movement in cash with movement in net debt. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters which we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
Birmingham

25 May 2005

The Paragon Group of Companies PLC
Registered Office: St. Catherine's Court, Herbert Road, Solihull, West Midlands B91 3QE
Telephone: 0121 712 2323
Fax: 0121 711 1330

)6/06/05

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding-Replace
Released	18:33 22-Jun-05
Number	9310N

RNS Number:9310N
Paragon Group Of Companies PLC
22 June 2005

The following amendment has been made to the 'Director Shareholding' announcement released today at 16.45 under RNS No 9170N.

The price paid for exercise of options was not included.

All other details remain unchanged.

The full amended text is shown below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

NICHOLAS KEEN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NICHOLAS KEEN

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS AND SALE OF SHARES

7. Number of shares / amount of stock acquired

490,000

8. Percentage of issued class

0.4%

9. Number of shares/amount of stock disposed

490,000

10. Percentage of issued class

0.4%

11. Class of security

ORDINARY SHARES OF 10P

12. Price per share

SEE BELOW

13. Date of transaction

22 JUNE 2005

14. Date company informed

22 JUNE 2005

15. Total holding following this notification

44,116

16. Total percentage holding of issued class following this notification

0.036%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

MR JOHN G. GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

22 JUNE 2005

Nicholas Keen

Option exercise 22.6.05

Purchases:
240,000 shares @ £2.18 per share
250,000 shares @ £2.48 per share

490,000

Sold at £4.36 per share

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	14:23 24-Jun-05
Number	0313O

RNS Number:0313O
Paragon Group Of Companies PLC
24 June 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

NIGEL TERRINGTON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

23 JUNE 2005

18. Period during which or date on which exercisable

01/08/2010 - 01/02/2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

5,057 ORDINARY SHARES OF 10P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.2676

22. Total number of shares or debentures over which options held following this notification

1,632,975

23. Any additional information

GRANT UNDER THE PARAGON 1999 SHARESAVE SCHEME

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

JOHN G. GEMMELL

Date of Notification

24 JUNE 2005

any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:41 29-Jun-05
Number	2462O

RNS Number:2462O
Paragon Group Of Companies PLC
29 June 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	29 June 2005
Number of ordinary shares purchased:	35,778
Highest price paid per share:	426.5p
Lowest price paid per share:	426p
Volume weighted average price per share:	426.2931p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds ~35,778 of its ordinary shares in treasury and has 120,306,065 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	17:19 30-Jun-05
Number	3165O

RNS Number:3165O
Paragon Group Of Companies PLC
30 June 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	30 June 2005
Number of ordinary shares purchased:	4,331
Highest price paid per share:	426p
Lowest price paid per share:	426p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds [illegible]0,109 of its ordinary shares in treasury and has 120,301,734 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	16:58 01-Jul-05
Number	3949O

RNS Number:3949O
Paragon Group Of Companies PLC
01 July 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	1 July 2005
Number of ordinary shares purchased:	109,891
Highest price paid per share:	429.5p
Lowest price paid per share:	428p
Volume weighted average price per share:	429.2476p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 350,000 of its ordinary shares in treasury and has 120,191,843 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	17:03 04-Jul-05
Number	4643O

RNS Number:4643O
Paragon Group Of Companies PLC
04 July 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	4 July 2005
Number of ordinary shares purchased:	50,000
Highest price paid per share:	433p
Lowest price paid per share:	428.25p
Volume weighted average price per share:	430.112p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 400,000 of its ordinary shares in treasury and has 120,141,843 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:37 28-Jul-05
Number	4373P

RNS Number:4373P
Paragon Group Of Companies PLC
28 July 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,436,624 ordinary shares of 10p each in the Paragon Group of Companies PLC. The holding represents 12.0163% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director Shareholding
Released	15:48 15-Aug-05
Number	1141Q

RNS Number:1141Q
Paragon Group Of Companies PLC
15 August 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

NIGEL TERRINGTON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NIGEL TERRINGTON

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE OPTIONS

7. Number of shares / amount of stock acquired

13,987

8. Percentage of issued class

0.012%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

ORDINARY SHARES OF 10P

12. Price per share

£1.2064

13. Date of transaction

15 AUGUST 2005

14. Date company informed

15 AUGUST 2005

15. Total holding following this notification

113,205

16. Total percentage holding of issued class following this notification

.094%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

EXERCISE UNDER THE PARAGON 1999 SHARESAVE SCHEME

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

JOHN G. GEMMELL

Date of Notification

15 AUGUST 2005

it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	16:57 19-Aug-05
Number	3194Q

RNS Number:3194Q
Paragon Group Of Companies PLC
19 August 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	19 August 2005
Number of ordinary shares purchased:	100,000
Highest price paid per share:	480p
Lowest price paid per share:	480p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 500,000 of its ordinary shares in treasury and has 120,259,545 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	17:04 22-Aug-05
Number	3668Q

RNS Number:3668Q
Paragon Group Of Companies PLC
22 August 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	22 August 2005
Number of ordinary shares purchased:	110,209
Highest price paid per share:	488.75p
Lowest price paid per share:	482p
Volume weighted average price per share:	483.4242p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 610,209 of its ordinary shares in treasury and has 120,149,336 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	17:00 24-Aug-05
Number	4611Q

RNS Number:4611Q
Paragon Group Of Companies PLC
24 August 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	24 August 2005
Number of ordinary shares purchased:	100,000
Highest price paid per share:	480p
Lowest price paid per share:	480p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 710,209 of its ordinary shares in treasury and has 120,052,133 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	16:51 25-Aug-05
Number	5078Q

RNS Number:5078Q
Paragon Group Of Companies PLC
25 August 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	25 August 2005
Number of ordinary shares purchased:	89,791
Highest price paid per share:	480p
Lowest price paid per share:	479p
Volume weighted average price per share:	479.7566p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 800,000 of its ordinary shares in treasury and has 119,962,342 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Purchase of Own Shares
Released	17:14 31-Aug-05
Number	6813Q

RNS Number:6813Q
Paragon Group Of Companies PLC
31 August 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	31 August 2005
Number of ordinary shares purchased:	600,000
Highest price paid per share:	478p
Lowest price paid per share:	478p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 1,400,000 of its ordinary shares in treasury and has 119,362,342 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:43 02-Sep-05
Number	7743Q

RNS Number:7743Q
Paragon Group Of Companies PLC
02 September 2005

HOLDING IN COMPANY

We have today received notification from M&G Investment Management Limited to advise that Prudential plc and certain of its subsidiary companies now hold 048,560 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 5.07% of the issued capital of The Paragon Group of Companies PLC.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:20 07-Sep-05
Number	9821Q

RNS Number:9821Q
Paragon Group Of Companies PLC
07 September 2005

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following umber of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	07 September 2005
Number of ordinary shares purchased;	390,000
Highest price paid per share:	470p
Lowest price paid per share:	470p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 1 790,000 of its ordinary shares in treasury and has 118,972,342 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	15:02 12-Sep-05
Number	1508R

RNS Number:1508R
Paragon Group Of Companies PLC
12 September 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE PARAGON GROUP OF COMPANIES PLC

2. NAME OF SCHEME: THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 12/03/05 TO: 11/09/05

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 305,000

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 305,000

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: ORDINARY SHARES OF 10P EACH

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

120,762,342 GROSS

118,972,342 NET OF SHARES HELD IN TREASURY

CONTACT FOR QUERIES

NAME: MR JOHN GEMMELL

TELEPHONE: 0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:29 19-Sep-05
Number	4606R

RNS Number:4606R
Paragon Group Of Companies PLC
19 September 2005

HOLDING IN COMPANY

We have today received notification from Aviva plc to advise that they and Morley Fund Management Limited now hold 4,748,812 ordinary shares of 10p each in the Paragon Group of Companies PLC. The holding represents 3.99% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading Statement
Released	07:00 21-Sep-05
Number	5316R

RNS Number:5316R
Paragon Group Of Companies PLC
21 September 2005

The Paragon Group of Companies PLC

TRADING STATEMENT

The Paragon Group of Companies PLC will shortly be meeting analysts ahead of its close period for the year ending 30 September 2005. The following is an update of the trading position of the Group ahead of the year end and follows the interim results which were announced on 25 May 2005.

The Board expects the results for the year to 30 September 2005 to be in line with market expectations.

Trading activity has strengthened over the course of the financial year after a comparatively slow first half, with loan advances in the second half of the year expected to be significantly ahead of first half volumes. This is attributable to a strong second half performance by the buy-to-let division, where second half advances will be well ahead of both the first half and the second half of 2004. As anticipated in our interim statement, consumer finance advances are likely to be broadly flat between the first and second halves of the year, leaving them overall below the level for 2004. Consumer finance lending as a proportion of total lending continues to decrease, reflecting the Group's strategy to emphasise growth in the buy-to-let lending business.

The year end pipeline of mortgage loans awaiting completion is also expected to be greater than at the half year end, auguring well for mortgage advances as the Group moves into the next financial year.

Total loan assets are expected to be materially higher than a year ago, the strong growth in the buy-to-let portfolio more than compensating for the continuing run off of the owner-occupied mortgage and unsecured consumer books. Margins across the business are comparable with 2004 and, given a larger loan book, shareholders should expect to see strong growth in net interest income for the year.

The Group has maintained its conservative stance on credit across the lending businesses and the performance of the buy-to-let book remains exemplary. The performance of the consumer books has improved from the first half of the year, although the charge for provisions for losses will be higher in 2005 than in 2004. As a percentage of assets, the charge for provisions for losses is expected to be similar to 2004.

Costs remain well controlled across the Group. A year on year improvement in the cost:income ratio is expected.

The outlook for landlords remains positive. Survey evidence continues to point to strong rental demand, which serves to improve returns to landlords and, for

the Group, underpins the credit performance of the mortgage portfolio. The recent reduction in money market rates, with the prospect of more to come in future, will serve to improve net yields and we expect seasoned landlords to continue to take advantage of market weakness in building their portfolios.

In the interim report the Board outlined its proposals for capital management going forward. In line with that policy shareholders should expect a significant increase in dividend as dividend cover is moved towards the market level. The Board also announced at that time a share buyback programme of up to £20 million. To date, 1,790,000 shares have been repurchased at an average price of £4.64 per share.

The Board of Directors intends to announce the preliminary results for the year ending 30 September 2005 on 23 November 2005 and a full report on the progress of the Group will be issued at that time.

The results for the year ending 30 September 2005 will be the last prepared under UK GAAP. The Board expects to provide a comparative report to shareholders setting out the impact of the introduction of International Financial Reporting Standards ("IFRS") on the 2005 results in advance of the 2006 interim results, which will be prepared under IFRS.

For further information, please contact:

The Paragon Group of Companies PLC	The Wriglesworth Consultancy
Nick Keen, Finance Director	Mark Baker
Tel: 0121 712 2000	Tel: 020 7845 7900

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:27 26-Sep-05
Number	7716R

RNS Number:7716R
Paragon Group Of Companies PLC
26 September 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 15,820,747 ordinary shares of 10p each in the Paragon Group of Companies PLC. The holding represents 13.2978% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	11:59 17-Oct-05
Number	7578S

RNS Number:7578S
Paragon Group Of Companies PLC
17 October 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

.e Paragon Group of Companies PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 17/04/05 To 16/10/05

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

1,221,000

5. Number of shares issued / allotted under scheme during period:

270,000

6. Balance under scheme not yet issued / allotted at end of period

951,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Ordinary Shares of 10p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

120,762,342 Gross
118,972,342 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	10:47 10-Nov-05
Number	9313T

RNS Number:9313T
Paragon Group Of Companies PLC
10 November 2005

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,721,357 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.37% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Securitisation Issue
Released	16:32 21-Nov-05
Number	4505U

RNS Number:4505U
Paragon Group Of Companies PLC
21 November 2005

For immediate release: 21 November 2005

PARAGON COMPLETES ITS 47TH SECURITISATION TAKING ISSUANCE TO OVER £13BN

The Paragon Group of Companies has, through its subsidiary, Paragon Mortgages (No. 10) PLC completed a financing totalling over £1 billion backed by prime 'buy-to-let' mortgages. This securitisation brings total issuance to over £13 billion.

The notes issued by Paragon Mortgages (No. 10) PLC were offered in multi-currencies, yet again attracting new investors into the Group's securitisation programme.

The notes were issued in various tranches and were rated by Standard & Poor's, Moody's and Fitch. For the first time a re-marketable 2a7 fast pay tranche at A1 /AAA was offered, together with a traditional AAA tranche, a AA tranche, and with the Junior tranche at A level. The reserve fund in this transaction was 1.86%, demonstrating the rating agencies' continuing confidence in the Paragon Group originations and the performance of its assets.

The pool consists entirely of 'buy-to-let' mortgages. Paragon is a leading player in the increasingly important 'buy-to-let' market through its Paragon Mortgages and Mortgage Trust brands. The credit quality of all Paragon's 'buy-to-let' portfolios is excellent.

Nick Keen, Paragon's Finance Director comments:

"This transaction continues the development of the Group's securitisation programme, bringing the Paragon name again to global investors. Investor interest was highly positive and demonstrates the continuing investor support for Paragon and the 'buy-to-let' market in general.

Paragon continues to focus on the 'buy-to-let' market where asset performance remains excellent and growth prospects are strong. Having been the first to tap the mortgage-backed market some 18 years ago, we are delighted to have completed our 47th transaction."

-End-

For further information, please contact:

Nick Keen, Finance Director
The Paragon Group of Companies PLC

Mark Baker
The Wriglesworth Consultancy

Direct line: 0121 712 2060 Tel: 020 7845 7900

Notes to editors:

1. The Paragon Group of Companies PLC is one of the UK's largest independent specialist lenders offering buy-to-let mortgages, personal loans, retail and vehicle finance, with over £6 billion of assets under management..

2. In its interim results for the six months ended 31 March 2005, pre-tax profits rose 9.1% to £36.1 million (2004 H1: £33.1 million), with total first mortgage advances up 24.8% to £637.2 million (2004 H1: £797.7 million) and provision for losses at £8.5 million (2004 H1: £6.9 million).

3. The £1,000,352,569 million (sterling equivalent) of Notes are issued by Paragon Mortgages (No.10) PLC in 7 classes and in three currencies. The Class A1 senior notes are issued in dollars ($1,100,000,000) and the A2 senior notes in two currencies, GBP Sterling (£105,000,000) and Euros. (E222,000,000). The Class A1 remarketable 2a7 have been assigned a rating of P-1, A-1+, F-1+ by Moody's, Standard & Poor's and Fitch respectively who have assigned ratings of Aaa, AAA and AAA, respectively, to the Class A2 Notes (Sterling 105,000,000 and Euros 222,000,000). The Class B Notes are issued in two currencies Sterling (£31,000,000) and Euros (E 19,500,000). The Class C Notes are issued in two currencies Sterling (£51,500,000) and Euros (E 27,500,000). Although all classes of Notes share the same security, the Class A1 Notes have priority over the Class A2 notes which have priority over the Class B Notes and the Class B Notes have priority over the Class C Notes to quarterly payments of interest and as to principal in the event of enforcement.

4. The margins over the relevant currency reference rate for each of the tranches of the Notes are: 0bp for the Class A1,16bps for the Class A2ab and AA2b notes, 27bp for the Class B1a and B1b notes and 55bp for the Class C1a and C1b notes.

5. The Notes are secured by a pool of prime buy-to-let mortgages, as well as a cash fund of 1.86% of the aggregate current balances of the Notes. Paragon Finance PLC and Mortgage Trust Services Limited are the administrators for the issue.

6. Barclays Capital and Deutsche Bank are joint book runners for the offering.

7. Barclays Capital is the investment banking division of Barclays Bank PLC, one of the largest multi-national financial services groups in the world. With a focus on financing, risk management and corporate finance advisory services, Barclays Capital acts internationally as an intermediary and adviser to corporates, financial institutions, governments and supranational organisations. Barclays Capital, which has the support of an AA rated parent bank with a balance sheet of over £400 billion, has offices in 23 countries and around 5,500 people worldwide, giving it the reach and distribution power to meet clients' needs wherever they are based.

8. Deutsche Bank

With Euro 972 billion in assets and 63,751 employees, Deutsche Bank offers unparalleled financial services in 74 countries throughout the world. Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

Deutsche Bank ranks among the global leaders in corporate banking and securities, transaction banking, asset management, and private wealth

management, and has a significant private and business banking franchise in Germany and other selected countries in Continental Europe.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Final Results
Released	07:00 23-Nov-05
Number	5323U

RNS Number:5323U
Paragon Group Of Companies PLC
23 November 2005

Under strict embargo until Stock Exchange announcement: 7am, Wednesday 23 November 2005

STRONG GROWTH AT PARAGON

The Paragon Group of Companies PLC ("Paragon"), one of the UK's largest specialist lenders offering buy-to-let mortgages, personal loans, vehicle finance and retail finance, today announces its Preliminary Results for the year ended 30 September 2005.

Highlights include

- Profit before tax up 8.2% to £76.8 million (2004: £71.0 million)
- Operating profit (excluding goodwill)* up 10.5% to £72.7 million (2004: £65.8 million)
- Earnings per share up 11.0% to 53.3p (2004: 48.0p)
- Dividend per share up 31.3% to 12.6p (2004: 9.6p)
- Total loan assets** up 9.7% to £6,528.7 million (2004: £5,950.9 million)
- Buy-to-let loans up 23.8% to £5,031.6 million (2004: £4,064.1 million)
- Cost:income ratio*** reduced to 33.3% (2004: 36.3%)
- Strong start to the new financial year

* - note 5 ** - note 7 *** - note 3

Commenting on the results, Jonathan Perry, Chairman of Paragon, said:

"The Group has performed strongly in 2005, producing growth in profits and loan assets and further strengthening our franchise in our key lending market.

Paragon's strategy has enabled the buy-to-let business to move forward on a broad front at a time when many lenders have seen a reduction in volumes because of lower levels of market activity generally and provides a strong base for further development going forward. The case for investing in residential property remains sound and the Group is well placed to benefit from the long term development of the buy-to-let market."

For further information, please contact:

The Paragon Group of Companies PLC   The Wriglesworth Consultancy

Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 020 7786 8474

John Wriglesworth / Mark Baker
Tel: 020 7845 7900
Mobile: 07980 635 243 (MB)

THE PARAGON GROUP OF COMPANIES PLC
CHAIRMAN'S STATEMENT

The Group has performed strongly in 2005, despite a more difficult trading environment, producing growth in profits and loan assets and further strengthening our franchise in our key lending market.

Excluding the credit to profit and loss account for goodwill, operating profit increased by 10.5% to £72.7 million (2004: £65.8 million) (note 5). Profit before tax increased by 8.2% to £76.8 million for the year, compared with £71.0 million for the previous year. Earnings per share increased by 11.0% to 53.3p from 48.0p.

The Board has declared an increased final dividend of 7.4p per share which, when added to the interim dividend of 5.2p paid on 29 July, gives a total dividend of 12.6p per share for the year, an increase of 31.3% over last year. This is consistent with the policy set out in our interim report, to accelerate payments towards a market level of dividend cover. Subject to approval at the Annual General Meeting on 9 February 2006, the dividend will be paid on 13 February 2006, by reference to a record date of 13 January 2006.

Total loan assets at 30 September 2005 increased by 9.7% to £6,528.7 million from £5,950.9 million at 30 September 2004 (note 7). Of these, £6,165.6 million, or 94.4%, were secured on residential property, providing a base of high quality assets. Total advances by the Group during the year were £2,025.6 million, compared with £2,124.3 million in the previous year, the reduction being due to more subdued consumer lending. Buy-to-let lending volumes remained firm, despite the general housing market slowdown and were significantly higher in the second half of the financial year, up 64.2% from the first half.

Net interest income increased by 20.2% to £96.9 million from £80.6 million, reflecting the growth in the loan book, reductions in funding costs and a reduced charge for commissions paid in respect of new business generation. The reduction in other operating income, from £40.2 million to £35.9 million, reflects the impact of reduced activity on commissions earned, particularly for the Consumer Finance division.

Operating expenses, excluding the impact of the goodwill credit of £4.1 million, were £44.2 million compared with £43.9 million (excluding the goodwill credit of £5.2 million) for 2004 despite an increase in pension costs and costs from share based payments, totalling £3.3 million during the year. The reduction in the cost:income ratio to 33.3% (2004: 36.3%) (note 3) reflects the beneficial impact of operational efficiencies introduced in 2004 and the continuing emphasis by management on cost efficiency throughout the Group's operations.

The Group has maintained its focus on growing its secured lending, principally of high quality buy-to-let assets whilst reducing exposure to unsecured consumer lending. The number of accounts in arrears across the portfolios was lower at 30 September 2005 than a year previously, both numerically and as a percentage of live accounts. The performance of the buy-to-let book remains exemplary, but the impact of increased interest rates on the payment performance of the consumer portfolios was the principal reason for an increase in the charge for provisions for losses to £15.9 million for the year (2004: £11.1 million).

After providing for corporation tax at a charge rate of 21% and for the dividend in respect of the year, profits of £46.3 million have been transferred to shareholders' funds, which were £308.0 million at 30 September 2005 (2004: £268.4 million).

FIRST MORTGAGES

Total first mortgage lending by the Group was £1,675.7 million for the year, of which £1,667.8 million was buy-to-let (2004: £1,637.3 million), an increase of 1.9%, evidencing the strong recovery in volumes during the second half of the year following weaker performance during the first half. The small value of owner-occupied loan advances relates to the provision of further advances to existing customers, however this is not a sector being actively targeted.

Housing market activity has been cooler in 2005 than in 2004 as a consequence of increased interest rates and general concerns over value and affordability. The rate of house price growth slowed during the year, with evidence still suggesting that house prices are heading for a soft landing. Recent improvements in housing activity point to a more stable market.

Buy-to-Let Loans

Paragon's strategy in the buy-to-let sector is to offer a broad range of products and services meeting the needs of professional and private investors in residential rental property. The products are offered through Paragon Mortgages and Mortgage Trust.

The buy-to-let portfolio grew strongly to £5,031.6 million (2004: £4,064.1 million), an increase of 23.8%. The new business pipeline at 30 September 2005 was significantly higher than that at the half year, providing a strong level of completions at the start of the new financial year, with advances in October 2005 significantly ahead of October 2004. The new business pipeline was also greater at the end of October 2005 than a year previously.

The Group's multi-brand strategy has delivered well-defined propositions within the buy-to-let market. Paragon Mortgages, with its focus on larger scale professional investors, has continued to market to its existing customer base and its network of individual specialist intermediaries. Product developments and individual service for large scale landlords, who own, on average, twelve properties, have maintained strong customer support such that repeat applications from existing customers still deliver around 70% of new business. The Mortgage Trust brand has been developed further over the year. Its focus on smaller scale private investors, who across the portfolio own, on average, seven properties, has allowed greater utilisation of credit technology, together with cost-effective processing and administration. Of particular note has been the delivery of additional intermediary distribution.

This strategy has allowed the Group's buy-to-let business to move forward on a broad front, without compromising lending standards, at a time when many lenders have seen a reduction in volumes because of lower levels of market activity generally and provides a strong base for further development in the future.

The case for investing in residential property remains sound, as uncertainty in the general housing market has been beneficial to the private rented sector in a number of respects. Survey data confirms the strength of tenant demand for private rented property. This has allowed landlords to improve rents, which in turn has resulted in an increase in yields. At the same time, competition for property has reduced, providing landlords with the opportunity to secure good deals on new purchases, again benefiting yields.

Survey evidence continues to suggest that landlords are taking a long-term view of their investments, rather than seeking to crystallise accrued gains. In our own buy-to-let portfolio, we have seen little evidence of increased selling activity. Indeed, compared to the previous year, redemption rates have fallen. Overall, the prospects for the buy-to-let market remain sound and demand for private rented property is expected to rise, assisted by the record number of students in higher education and the number of people migrating to the UK. The eligibility of residential property for Self-Invested Personal Pensions

("SIPPs") from 2006 may also have a positive effect on demand and we are well positioned to benefit from any activity in this regard through our joint venture with James Hay, the UK's leading SIPPs administrator.

Owner-Occupied Loans

The owner-occupied portfolio declined, as expected, to £622.2 million from £952.2 million at 30 September 2004 and continued to perform in line with expectations.

CONSUMER FINANCE

Weaker consumer activity in the past twelve months has had an impact on consumer lending across the market and this weakness is likely to continue into the new financial year. In the light of this environment, we remain cautious in our credit policy to ensure the maintenance of high quality lending. In particular, no unsecured personal loans are now offered and the only loans made by the Group which are not secured on residential property are the car and retail instalment credit advances made by the Sales Aid Finance division. As a consequence, consumer finance lending activity has been lower this year. Aggregate loan advances were £349.9 million during the year, compared with £450.0 million in the previous year. As at 30 September 2005 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance, was reduced to £874.9 million (2004: £934.6 million).

Personal Finance

During the course of the year, higher interest rates impacted on the appetite of consumers for further borrowing. In addition, the revisions to the Consumer Credit Act and the introduction of regulation over insurance business, which we reported at the half year, have adversely affected volumes as introducers changed systems and working practices to ensure compliance. The effect of these, combined with the tightening of our credit criteria in anticipation of the changing economic environment, has been to depress volumes. Secured personal finance advances by the Group were £233.1 million during the year, compared with £305.4 million for the previous year. Despite the reduced activity, the secured book increased slightly by the year end to £511.8 million (2004: £507.1 million).

Looking forward, we expect trading conditions to remain competitive in the more subdued market environment. Against this background we shall continue our cautious credit stance whilst developing products to maintain Paragon's presence in the broker market. In addition we shall seek new distribution sources for our products over the course of the coming year.

Sales Aid Finance

The performance of the sales aid business was in line with our expectations, with new business volumes originated by the division decreasing to £116.7 million (2004: £144.2 million).

Substantial progress has been made during the year in refocusing the car and retail finance businesses to improve profitability. New business initiatives and product developments have been instrumental in the development of new sources of distribution and the integration of overlapping administration functions has led to improvements in cost efficiency.

FUNDING

The Group continued to be an active issuer in the capital markets during the period. In October 2004, the Group completed a £1.0 billion securitisation by Paragon Mortgages (No. 8) PLC; in December 2004 a £300 million securitisation of

secured consumer loans was completed by Paragon Secured Finance (No. 1) PLC; in May 2005, a £450 million securitisation of secured and unsecured consumer loans was completed by Paragon Personal and Auto Finance (No. 3) PLC; in July 2005 a £700 million securitisation was completed by Paragon Mortgages (No. 9) PLC; and, in November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC.

Funding through securitisation continues to be attractive for the Group, with demand for the notes issued through the Paragon securitisation programme remaining high. This strong demand has had a beneficial impact on funding costs, with the average coupon on Paragon Mortgages (No. 10) PLC being the lowest yet in the Paragon programme.

In April 2005 the Group issued £120 million 7% Callable Subordinated Notes due 2017. This inaugural transaction provides long term capital at attractive pricing and improves the flexibility available to the Group in its capital management.

CAPITAL MANAGEMENT

The Board reviews, periodically, the appropriate level of capital to support its current loan portfolios and to ensure that its business plans can be met. The Board has regard to a number of factors, including the capital needed to support planned business generation over the medium term, the risk characteristics of the portfolio and the capital being returned to the Group from organic cash generation.

As a result of such a review in 2002, the Board decided to increase dividends progressively ahead of earnings growth in order to reduce dividend cover to market level over the medium term. Since that time, dividends have increased annually at roughly double the rate of earnings growth.

Whilst our new business generation targets remain stretching, the Group's portfolio continues to generate capital. We have also reduced the portfolio's risk profile by our disciplined restructuring of the portfolio from unsecured towards secured lending, which is less demanding of the Group's capital. Consumer loans, as a proportion of the portfolio, have been reducing year on year, from 36% in 2002 to 13.4% as at 30 September 2005. Within this, the unsecured personal loan book has been declining in absolute terms since the product was withdrawn and as loans have redeemed, from £319.9 million at 30 September 2002 to £180.0 million at 30 September 2005, representing 2.8% of the total loan book.

As a result, we announced at the half year that surplus capital was available for distribution to shareholders. In addition to increasing the dividend for the year by 31.3%, almost three times growth in earnings per share, thus accelerating the Group's progress towards the objective of achieving a market level of dividend cover within two years, the Company has also repurchased 1,790,000 shares at an average price of £4.64 per share and a total cost of £8.3 million as part of a £20 million repurchase programme. This programme is ongoing and the Board will keep under review the appropriate cost of capital to support the Group's business activities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The results for the year ended 30 September 2005 are the last to be prepared under UK Generally Accepted Accounting Principles. The Board expects to provide a comparative report to shareholders setting out the impact of the introduction of IFRS on the 2005 results in advance of the 2006 interim results, which will be prepared under IFRS.

OUTLOOK

The fundamentals of the buy-to-let market remain strong, with increased rental demand translating into higher rents which, given more stable property prices, should result in improving yields. As a consequence, landlords are continuing to take a long term view of their property investments and we expect activity levels to improve as landlords take advantage of the increased rental demand by expanding their portfolios.

The development of the Paragon Mortgages and Mortgage Trust brands will continue, aimed at providing a broad range of products and services to landlords, thereby ensuring that the Group is well placed to benefit from the long term development of this market.

Jonathan P L Perry
Chairman
23 November 2005

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year to 30 September 2005

		2005		2004
	£m	£m	£m	£m
Interest receivable		484.4		412.0
Interest payable and similar charges		(387.5)		(331.4)
Net interest income		96.9		80.6
Other operating income		35.9		40.2
Total operating income		132.8		120.8
Operating expenses				
Other operating expenses	(44.2)		(43.9)	
Amortisation of negative goodwill	4.1		5.2	
Total operating expenses		(40.1)		(38.7)
Provisions for losses		(15.9)		(11.1)
Operating profit being profit on ordinary activities before taxation		76.8		71.0
Tax charge on profit on ordinary activities		(16.1)		(16.3)
Profit on ordinary activities after taxation for the financial year		60.7		54.7
Equity dividend		(14.4)		(11.0)
Retained profit		46.3		43.7
Dividend - rate per share		12.6p		9.6p
Earnings per share				
- basic		53.3p		48.0p
- diluted		51.1p		46.2p

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED BALANCE SHEET
30 September 2005

		2005		2004
	£m	£m	£m	£m
ASSETS EMPLOYED				
Fixed assets				
Intangible assets				
Negative goodwill		(9.9)		(14.0)
Tangible assets		3.6		3.4
Investments				
Assets subject to non-recourse finance	1,116.0		1,557.7	
Non-recourse finance	(1,075.2)		(1,520.3)	
	40.8		37.4	
Loans to customers	5,497.9		4,492.5	
		5,538.7		4,529.9
		5,532.4		4,519.3
Current assets				
Stocks	3.0		3.4	
Debtors falling due within one year	7.7		8.8	
Investments	285.7		230.5	
Cash at bank and in hand	159.5		172.0	
		455.9		414.7
		5,988.3		4,934.0
FINANCED BY				
Equity shareholders' funds				
Called-up share capital		12.1		12.0
Share premium account	70.2		68.8	
Merger reserve	(70.2)		(70.2)	
Profit and loss account	318.7		270.1	
		318.7		268.7
Share capital & reserves		330.8		280.7
Own shares		(22.8)		(12.3)
		308.0		268.4
Provisions for liabilities and charges		2.8		5.6
Creditors				
Amounts falling due within one year	80.6		66.4	
Amounts falling due after more than one year	5,596.9		4,593.6	
		5,677.5		4,660.0
		5,988.3		4,934.0

The preliminary financial information was approved by the Board of Directors on

23 November 2005.

THE PARAGON GROUP OF COMPANIES PLC
CONSOLIDATED CASH FLOW STATEMENT
For year to 30 September 2005

	2005 £m	2004 £m
Net cash inflow from operating activities	132.3	129.3
Taxation	(12.2)	(14.6)
Capital expenditure and financial investment	(616.7)	(685.8)
Acquisitions and disposals	2.0	-
Equity dividends paid	(12.4)	(8.6)
	(507.0)	(579.7)
Management of liquid resources	(55.2)	(85.7)
Financing	550.4	686.5
(Decrease) / increase in cash in the year	(11.8)	21.1

(a) Reconciliation of operating profit to net cash flows from operating activities

	2005 £m	2004 £m
Operating profit	76.8	71.0
Provisions for losses	15.9	11.1
Depreciation	1.3	1.6
Amortisation of brokers' commissions	34.9	37.2
Amortisation of negative goodwill	(4.1)	(5.2)
Charge for long term incentive plan	1.5	0.9
Profit on sale of subsidiary	(0.9)	-
(Increase) in stock	(0.1)	-
Decrease in debtors	1.0	0.7
Increase in creditors	6.0	12.0
Net cash inflow from operating activities	132.3	129.3

(b) Analysis of cash flows for headings netted in the cash flow statement

	2005 £m	2004 £m
Capital expenditure and financial investment		
Net decrease in assets subject to non-recourse funding	441.2	800.2
Net increase in loans to customers	(1,056.4)	(1,485.2)
Expenditure on other fixed assets	(1.7)	(1.0)
Proceeds from sales of other fixed assets	0.2	0.2
	(616.7)	(685.8)

(c) Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
(Decrease) / increase in cash in year	(11.8)	21.1
Cash inflow from increase in debt	(558.6)	(687.2)
Cash movement from change in liquid resources	55.2	85.7
Movement in net debt in year	(515.2)	(580.4)

	2005	2004
Net debt at 1 October 2004	(5,710.6)	(5,130.2)
Net debt at 30 September 2005	(6,225.8)	(5,710.6)

THE PARAGON GROUP OF COMPANIES PLC
NOTES TO THE FINANCIAL INFORMATION
For the year ended 30 September 2005

1. A final dividend of 7.4p per share is proposed, payable on 13 February 2006 with a record date of 13 January 2006.

2. The financial information has been prepared using the same accounting policies as were used in preparing the statutory accounts of the Company for the year to 30 September 2004.

3. The cost:income ratio for the year is calculated by dividing operating expenses, excluding amortisation of negative goodwill of £4.1m (2004: £5.2m), of £44.2m (2004: £43.9m) by total operating income of £132.8m (2004: £120.8m) to give 33.3% (2004: 36.3%).

Earnings per ordinary share is calculated as follows:

	2005	2004
Profit for the year	£60,700,000	£54,700,000
Basic weighted average number of ordinary shares ranking for dividend during the year	114,055,451	113,942,576
Dilutive effect of the weighted average number of share options in issue during the year	4,949,671	4,364,990
Diluted weighted average number of ordinary shares ranking for dividend during the year	119,005,122	118,307,566
Earnings per ordinary share - basic	53.3p	48.0p
- diluted	51.1p	46.2p

5. The operating profit for the period excluding goodwill comprises the operating profit of £76.8m (2004: £71.0m) less the credit for the amortisation of negative goodwill of £4.1m (2004: £5.2m).

6. Assets subject to non-recourse finance comprises Loans to Customers of £1,030.8m (2004: £1,458.4m) and cash of £85.2m (2004: £99.3m).

7. 'Total loan assets' includes Loans to Customers shown on the face of the balance sheet of £5,497.9m (2004: £4,492.5m) and similar assets subject to non-recourse finance arrangements of £1,030.8m (2004: £1,458.4m).

8. The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2004 or 30 September 2005, but is derived from those statutory accounts, which have been reported on by the Company's auditors. Statutory accounts for the year ended 30 September 2004 have been delivered to the Registrar of Companies and those for the year ended 30 September 2005 will be delivered to the Registrar following the Company's Annual General Meeting. The reports of the auditors in both cases were unqualified and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

9. A copy of the Annual Report and Accounts for the year to 30 September 2005 will be posted to shareholders in due course. Copies of this announcement can be obtained from The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	16:26 24-Nov-05
Number	6555U

RNS Number:6555U
Paragon Group Of Companies PLC
24 November 2005

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/05/05 To 24/11/05

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

404,720

5. Number of shares issued / allotted under scheme during period:

211,193

Balance under scheme not yet issued / allotted at end of period

193,527

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Ordinary Shares of 10p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

120,783,036 Gross
118,993,036 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Report and Accounts
Released	16:07 04-Jan-06
Number	4610W

RNS Number:4610W
Paragon Group Of Companies PLC
04 January 2006

2005 ANNUAL REPORT AND ACCOUNTS

Two copies of The Paragon Group of Companies PLC's annual report and accounts for the year ended 30 September 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:18 25-Jan-06
Number	4453X

RNS Number:4453X
Paragon Group Of Companies PLC
25 January 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,267,989 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.99% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Information Update
Released	10:36 01-Feb-06
Number	7476X

RNS Number:7476X
Paragon Group Of Companies PLC
01 February 2006

THE PARAGON GROUP OF COMPANIES PLC

ANNUAL INFORMATION UPDATE

Pursuant to the requirements of Prospectus Rule 5.2, the following summarises, by title, the information that has been published or made available to the public by the Company throughout the twelve months ended 31 January 2006.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

Some of the information referred to below was provided at a specific date and may now be out of date.

Information published on RNS:

[illegible]e of Publication	Regulatory Headline
2 February 2005	Director Shareholding
14 February 2005	Director Shareholding
14 February 2005	Holding(s) in Company
2 March 2005	Holding(s) in Company
11 March 2005	Blocklisting Interim Review
15 March 2005	Holding(s) in Company
23 March 2005	Trading Update
24 March 2005	Holding(s) in Company
29 March 2005	Holding(s) in Company
18 April 2005	Blocklisting Interim Review
18 April 2005	Issue of Debt
20 April 2005	Listing Particulars
22 April 2005	Holding(s) in Company
3 May 2005	Holding(s) in Company
16 May 2005	Holding(s) in Company
20 May 2005	Holding(s) in Company
23 May 2005	Holding(s) in Company
24 May 2005	Blocklisting Interim Review
24 May 2005	Holding(s) in Company
25 May 2005	Interim Results

27 May 2005	Holding(s) in Company
27 May 2005	Director Shareholding
1 June 2005	Director Shareholding
2 June 2005	Director Shareholding
2 June 2005	Director Shareholding
3 June 2005	Purchase of Own Shares
6 June 2005	Purchase of Own Shares
22 June 2005	Director Shareholding - Replacement
24 June 2005	Director Shareholding
29 June 2005	Transaction in Own Shares
30 June 2005	Purchase of Own Shares
1 July 2005	Purchase of Own Shares
4 July 2005	Purchase of Own Shares
28 July 2005	Holding(s) in Company
15 August 2005	Director Shareholding
19 August 2005	Purchase of Own Shares
22 August 2005	Purchase of Own Shares
24 August 2005	Purchase of Own Shares
25 August 2005	Purchase of Own Shares
31 August 2005	Purchase of Own Shares
2 September 2005	Holding(s) in Company
[illegible] September 2005	Transaction in Own Shares
12 September 2005	Blocklisting Interim Review
19 September 2005	Holding(s) in Company
21 September 2005	Trading Statement
26 September 2005	Holding(s) in Company
17 October 2005	Blocklisting Interim Review
10 November 2005	Holding(s) in Company
21 November 2005	Securitisation Issue
23 November 2005	Final Results
24 November 2005	Blocklisting Interim Review
4 January 2006	Annual Report and Accounts
25 January 2006	Holding(s) in Company

Documents filed at the Companies Registry:

Date of Filing	Document Type	Brief Description
9 February 2005	Resolutions	Resolutions passed at Annual General Meeting
15 June 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23 June 2005	88(2)	Return of Allotment of Shares
29 June 2005	88(2)	Return of Allotment of Shares
8 July 2005	363a	Annual Return - Replacement
8 July 2005	363a	Annual Return - Replacement
13 July 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
18 July 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
2 August 2005	88(2)	Return of Allotment of Shares
8 August 2005	88(2)	Return of Allotment of Shares
9 August 2005	88(2)	Return of Allotment of Shares
18 August 2005	88(2)	Return of Allotment of Shares
24 August 2005	88(2)	Return of Allotment of Shares
1 September 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
5 September 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14 September 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
19 September 2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
20 October 2005	88(2)	Return of Allotment of Shares

9 November 2005	88(2)	Return of Allotment of Shares
13 December 2005	88(2)	Return of Allotment of Shares
3 January 2006	88(2)	Return of Allotment of Shares
25 January 2006	363s	Annual Return

Documents published and sent to shareholders:

Date of Publication	Document
20 June 2005	Interim Report
4 January 2006	Annual Report and Accounts
4 January 2006	Proxy - Annual General Meeting
4 January 2006	Circular to shareholders re The Paragon Matching Share Plan

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	13:46 02-Feb-06
Number	8421X

RNS Number:8421X
Paragon Group Of Companies PLC
02 February 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 14,697,607 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 12.35% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Result of AGM
Released	15:47 09-Feb-06
Number	2009Y

RNS Number:2009Y
Paragon Group Of Companies PLC
09 February 2006

RESULT OF AGM

The Paragon Group of Companies PLC announces that at the Annual General Meeting held on 9 February 2006 all resolutions were passed.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:05 17-Feb-06
Number	5922Y

RNS Number:5922Y
Paragon Group Of Companies PLC
17 February 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 15,843,427 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 13.31% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Implementation of IFRS - P1
Released	07:00 21-Feb-06
Number	6864Y

RNS Number:6864Y
Paragon Group Of Companies PLC
21 February 2006

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

INTRODUCTION

The Paragon Group of Companies PLC ("the Group"), along with other European listed entities, is required by regulators of the European Union ("EU") to prepare consolidated financial statements for the year ending 30 September 2006 and subsequent years in accordance with International Financial Reporting Standards ("IFRS"), as endorsed by the EU. Consequently, the Group is preparing to use IFRS as its accounting basis. Previously, the Group has prepared its Financial Statements in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). The Group's results for the six months ending 31 March 2006 will be the first to be published on an IFRS basis.

This document explains how the Group's previously reported UK GAAP financial performance and position for the year ended 30 September 2005 are reported under IFRS. The Group's main financial statements have been restated including:

- Income Statements for the periods ended 31 March and 30 September 2005;
- Balance Sheets as at 1 October 2004, 31 March 2005, 30 September 2005 and 1 October 2005;
- Statements of Recognised Income and Expense for the periods ended 31 March and 30 September 2005; and

- Reconciliations of Movements in Equity for the periods ended 31 March and 30 September 2005.

In addition, a reconciliation of the differences between UK GAAP and IFRS for each of the Income and Balance Sheet Statements is also included. The restated Financial Information included in this document is for the consolidated Group and will form the basis for the comparative information in any future results announcement. This document should be read in conjunction with the Group's interim and full year results for the year ended 30 September 2005 published on 25 May and 23 November 2005 respectively.

Most of the changes required by IFRS are to be applied retrospectively from 1 October 2004 and fully reflected in the restated Financial Statements for the accounting period ended 30 September 2005. However, the standards that apply to financial instruments, IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement", are being implemented from 1 October 2005, and existing UK GAAP accounting policies are used to account for such items before this date. Therefore, the 2005 Financial Statements restated for IFRS to be included in the 2006 results will not be directly comparable with the accounting information for the year ending 30 September 2006.

In order to assist readers to assess 2006 performance, illustrative financial information showing the effects of IAS 32 and IAS 39 on the way that the Group's loans to customers are accounted for, as if they had been applicable to the year ended 30 September 2005, has been included within this announcement. These provisions relate to the adoption of the Amortised Cost basis and the use of Impairment in accounting for these assets.

INTRODUCTION

Whilst any 2005 equivalent impacts of the fair value provisions of IAS 39 have been omitted from the 2005 results, a schedule setting out their impact on the Balance Sheet as at 1 October 2005 has also been provided. These changes relate to the accounting for derivative financial instruments such as interest rate swaps, which the Group enters into for hedging purposes only. The fair value adjustments are not anticipated to have any material impact on the Group's earnings.

The remainder of this document comprises the following sections:

SECTION A: Highlights and summary adjustments to the Financial Information.

SECTION B: Restatement of 2005 Financial Information under IFRS applicable to the year ended 30 September 2005 ("Statutory Basis"). The IFRS Statutory basis financial information for the 12 months ended 30 September 2005 and for the 6 months ended 31 March 2005 have been audited and reviewed respectively by Deloitte & Touche LLP, the Group's external auditors. Copies of the Auditors' opinions on these restatements are included on pages 21 to 24.

SECTION C: Illustrative restatement of 2005 Financial Information under IFRS applicable to the year ending 30 September 2006, but including only those elements of IAS 32 and 39 relating to the use of the Amortised Cost basis and Impairment in valuing loan assets. ("Proforma Basis").

SECTION D: Illustrative restatement of the Balance Sheet as at 1 October 2005 under IFRS as it will be applied in the Group Accounts for the year ending 30 September 2006. ("On-going IFRS Basis")

APPENDIX: Presentational changes to the published 2005 UK GAAP results to transfer them to IFRS format.

The On-going Basis will be used in due course by the Group in reporting its 2006 interim and annual results.

The information in this document has been prepared on the basis of the Group's expectation of the IFRS that will be applicable as at 30 September 2006. Financial Information prepared by the Group in future periods may differ from the information set out in this document due to the ongoing development and implementation of IFRS. These differences may occur due to the ongoing completion of the relevant legislation surrounding the implementation of IFRS, in particular IAS 32 and IAS 39 and to the emergence of best practice within the sector.

CONTENTS

A Illustrative 2005 results under IFRS 4

B 2005 Financial Information - IFRS Statutory basis 10

C 2005 Financial Information - IFRS Proforma basis 38

D 1 October 2005 balance sheet under IFRS 55

Presentational changes to 2005 UK GAAP results 58

The information in this announcement does not comprise statutory accounts for the year ended 30 September 2005 within the meaning of Section 240 of the Companies Act 1985. Those accounts have been reported on by the Group's auditors. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

Page 4

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

HIGHLIGHTS

Accounting under IFRS does not affect the fundamentals of the Group's business, but reflects a different basis of measurement and presentation of its performance in any one accounting period. The business, its cash flows and hedging policies are unaffected by what is principally an issue of the timing of the recognition of income, costs, assets and liabilities.

Under UK GAAP, excluding the credit to the profit and loss account for goodwill, operating profit for the year to 30 September 2005 was £72.7m. Profit before tax was reported at £76.8m. In the Group's first IFRS accounts, the comparative figure for the operating profit for the year to 30 September 2005 will be restated as £71.8 million.

Earnings per share for the year ended 30 September 2005 under IFRS is 48.9p, 4.4p less than under UK GAAP, largely as a result of the exclusion of the credit arising from amortisation of negative goodwill from IFRS earnings.

The effects on profit before tax and earnings per share are set out below:

Impact of IFRS on profit and EPS

Year to 30 September 2005

	Profit before tax excluding goodwill £m	Profit before tax £m	Earnings per share p
As reported under UK GAAP	72.7	76.8	53.3
Negative goodwill - IFRS 3	-	(4.1)	(3.6)
Defined benefit pension scheme - IAS 19	(0.3)	(0.3)	(0.2)
Share based payments - IFRS 2	(0.2)	(0.2)	(0.2)
Leasing - IAS 17	(0.4)	(0.4)	(0.4)
Statutory comparative to be reported in 2006	71.8	71.8	48.9
Effective interest rate - IAS 39	6.6	6.6	3.9
Impairment - IAS 39	(6.7)	(6.7)	(4.0)
Comparable basis	71.7	71.7	48.8

The adjustments to profit arising from the use of IAS 39 in evaluating income generated by the Group's loan assets and impairment of these assets comprised increases to profit of £2.0m and £4.6m arising from the Group's buy-to-let mortgage and consumer finance businesses respectively, with a reduction of £6.7m relating to closed portfolios where the Group is not seeking new business.

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

Analysis of adjustments to the Income Statement
Year to 30 September 2005

	UK GAAP (1)	Statutory basis adjustments (2)	Statutory basis	Proforma basis adjustments (3)	Proforma basis
	£m	£m	£m	£m	£m
Interest receivable	484.4	1.4	485.8	1.0	486.8
Interest payable	(387.5)	(3.3)	(390.8)	34.9	(355.9)
Net interest income	96.9	(1.9)	95.0	35.9	130.9
Other operating income	35.9	2.0	37.9	(8.5)	29.4
Total operating income	132.8	0.1	132.9	27.4	160.3
Operating expenses	(44.2)	(1.0)	(45.2)	-	(45.2)
Impairment losses	(15.9)	-	(15.9)	(27.5)	(43.4)
	72.7	(0.9)	71.8	(0.1)	71.7
Amortisation of negative goodwill	4.1	(4.1)	-	-	-
Operating profit before taxation	76.8	(5.0)	71.8	(0.1)	71.7
Taxation	(16.1)	0.1	(16.0)	-	(16.0)
Operating profit after taxation	60.7	(4.9)	55.8	(0.1)	55.7

Earnings per share					
- basic	53.3p	(4.4)p	48.9p	(0.1)p	48.8p
- diluted	51.1p	(4.2)p	46.9p	(0.1)p	46.8p

(1) UK GAAP presented in IFRS format. Analysis of the differences between these amounts and the published results are shown on pages 58 to 62.

(2) Detailed analysis of the statutory basis adjustments is given on pages 10 to 37.

(3) Detailed analysis of the proforma basis adjustments is given on pages 38 to 54.

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

Analysis of adjustments to the Balance Sheet
30 September 2005

	UK GAAP (1) £m	Statutory basis adjustments (2) £m	Statutory basis £m	Proforma basis adjustments (3) £m	Proforma basis £m
Non-current assets					
Intangible assets	(9.9)	10.2	0.3	-	0.3
Property, plant and equipment	8.7	11.0	19.7	-	19.7
Financial assets	5,538.7	990.0	6,528.7	(97.6)	6,431.1
Deferred tax asset	-	5.7	5.7	29.2	34.9
	5,537.5	1,016.9	6,554.4	(68.4)	6,486.0
Current assets					
Other receivables	7.8	(1.2)	6.6	-	6.6
Cash and cash equivalents	445.2	85.2	530.4	-	530.4

	453.0	84.0	537.0	-	537.0
Total assets	5,990.5	1,100.9	7,091.4	(68.4)	7,023.0
Equity shareholders' funds					
Share capital	12.1	-	12.1	-	12.1
Share premium	70.2	-	70.2	-	70.2
Merger reserve	(70.2)	-	(70.2)	-	(70.2)
Profit and loss account	318.7	4.8	323.5	(68.4)	255.1
Share capital and reserves	330.8	4.8	335.6	(68.4)	267.2
Own shares	(22.8)	-	(22.8)	-	(22.8)
	308.0	4.8	312.8	(68.4)	244.4
Current liabilities					
Financial liabilities	-	0.9	0.9	-	0.9
Current tax liabilities	-	12.9	12.9	-	12.9
Other liabilities	81.7	(21.8)	59.9	-	59.9
	81.7	(8.0)	73.7	-	73.7
Non-current liabilities					
Financial liabilities	-	6,684.8	6,684.8	-	6,684.8
Deferred tax liability	-	0.7	0.7	-	0.7
Retirement benefit obligations	-	14.6	14.6	-	14.6
Provisions	2.8	(0.7)	2.1	-	2.1
Other liabilities	5,598.0	(5,595.3)	2.7	-	2.7
	5,600.8	1,104.1	6,704.9	-	6,704.9
Total liabilities	5,682.5	1,096.1	6,778.6	-	6,778.6
	5,990.5	1,100.9	7,091.4	(68.4)	7,023.0

(1) UK GAAP presented in IFRS format. Analysis of the differences between these amounts and the published results are shown on pages 58 to 62.

(2) Detailed analysis of the statutory basis adjustments is given on pages 10 to 37.

(3) Detailed analysis of the proforma basis adjustments is given on pages 38 to 54.

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

Analysis of adjustments to the Income Statement
Six months to 31 March 2005

	UK GAAP (1) £m	Statutory basis adjustments (2) £m	Statutory basis £m	Proforma basis adjustments (3) £m	Proforma basis £m
Interest receivable	240.9	0.7	241.6	(1.6)	240.0
Interest payable	(194.9)	(1.6)	(196.5)	17.9	(178.6)
Net interest income	46.0	(0.9)	45.1	16.3	61.4
Other operating income	17.0	1.0	18.0	(3.1)	14.9
Total operating income	63.0	0.1	63.1	13.2	76.3
Operating expenses	(20.6)	(0.5)	(21.1)	-	(21.1)
Impairment losses	(8.5)	-	(8.5)	(12.2)	(20.7)
	33.9	(0.4)	33.5	1.0	34.5
Amortisation of negative goodwill	2.2	(2.2)	-	-	-
Operating profit before taxation	36.1	(2.6)	33.5	1.0	34.5
Taxation	(7.6)	-	(7.6)	(0.3)	(7.9)
Operating profit after taxation	28.5	(2.6)	25.9	0.7	26.6
Earnings per share					
- basic	24.9p	(2.2)p	22.7p	0.6p	23.3p
- diluted	23.9p	(2.1)p	21.8p	0.6p	22.4p

(1) UK GAAP presented in IFRS format. Analysis of the differences between these amounts and the published results are shown on pages 58 to 62.

(2) Detailed analysis of the statutory basis adjustments is given on pages 10 to 37.

(3) Detailed analysis of the proforma basis adjustments is given on pages 38 to 54.

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

Analysis of adjustments to the Balance Sheet
31 March 2005

	UK GAAP (1) £m	Statutory basis adjustments (2) £m	Statutory basis £m	Proforma basis adjustments (3) £m	Proforma basis £m
Non-current assets					
Intangible assets	(11.8)	12.1	0.3	-	0.3
Property, plant and equipment	9.1	11.4	20.5	-	20.5
Financial assets	4,885.9	1,201.1	6,087.0	(96.5)	5,990.5
Deferred tax asset	-	5.7	5.7	28.9	34.6
	4,883.2	1,230.3	6,113.5	(67.6)	6,045.9
Current assets					
Other receivables	7.6	(1.2)	6.4	-	6.4
Cash and cash equivalents	452.5	96.7	549.2	-	549.2
	460.1	95.5	555.6	-	555.6
Total assets	5,343.3	1,325.8	6,669.1	(67.6)	6,601.5
Equity shareholders' funds					
Share capital	12.0	-	12.0	-	12.0
Share premium	69.5	-	69.5	-	69.5

Merger reserve	(70.2)	-	(70.2)	-	70.2)
Profit and loss account	293.8	4.0	297.8	(67.6)	230.2
Share capital and reserves	305.1	4.0	309.1	(67.6)	241.5
Own shares	(13.8)	-	(13.8)	-	(13.8)
	291.3	4.0	295.3	(67.6)	227.7
Current liabilities					
Financial liabilities	-	1.0	1.0	-	1.0
Current tax liabilities	-	13.6	13.6	-	13.6
Other liabilities	78.9	(19.6)	59.3	-	59.3
	78.9	(5.0)	73.9	-	73.9
Non-current liabilities					
Financial liabilities	-	6,278.1	6,278.1	-	6,278.1
Deferred tax liability	-	2.1	2.1	-	2.1
Retirement benefit obligations	-	14.5	14.5	-	14.5
Provisions	4.5	(2.1)	2.4	-	2.4
Other liabilities	4,968.6	(4,965.8)	2.8	-	2.8
	4,973.1	1,326.8	6,299.9	-	6,299.9
Total liabilities	5,052.0	1,321.8	6,373.8	-	6,373.8
	5,343.3	1,325.8	6,669.1	(67.6)	6,601.5

(1) UK GAAP presented in IFRS format. Analysis of the differences between these amounts and the published results are shown on pages 58 to 62.

(2) Detailed analysis of the statutory basis adjustments is given on pages 10 to 37.

(3) Detailed analysis of the proforma basis adjustments is given on pages 38 to 54.

ILLUSTRATIVE 2005 RESULTS UNDER IFRS

Analysis of adjustments to the Balance Sheet
1 October 2004

	UK GAAP (1) £m	Statutory basis adjustments (2) £m	Statutory basis £m	Proforma basis adjustments (3) £m	Proforma basis £m
Non-current assets					
Intangible assets	(14.0)	14.3	0.3	-	0.3
Property, plant and equipment	9.5	11.9	21.4	-	21.4
Financial assets	4,529.9	1,421.0	5,950.9	(97.5)	5,853.4
Deferred tax asset	-	5.7	5.7	29.2	34.9
	4,525.4	1,452.9	5,978.3	(68.3)	5,910.0
Current assets					
Other receivables	8.9	(1.3)	7.6	-	7.6
Cash and cash equivalents	402.5	99.3	501.8	-	501.8
	411.4	98.0	509.4	-	509.4
Total assets	4,936.8	1,550.9	6,487.7	(68.3)	6,419.4
Equity shareholders' funds					
Share capital	12.0	-	12.0	-	12.0
Share premium	68.8	-	68.8	-	68.8
Merger reserve	(70.2)	-	(70.2)	-	(70.2)
Profit and loss account	270.1	6.6	276.7	(68.3)	208.4
Share capital and reserves	280.7	6.6	287.3	(68.3)	219.0
Own shares	(12.3)	-	(12.3)	-	(12.3)
	268.4	6.6	275.0	(68.3)	206.7
Current liabilities					
Financial liabilities	-	1.6	1.6	-	1.6

Current tax liabilities	-	7.7	7.7	-	7.7
Other liabilities	68.0	(14.2)	53.8	-	53.8
	68.0	(4.9)	63.1	-	63.1
Non-current liabilities					
Financial liabilities	-	6,126.5	6,126.5	-	6,126.5
Deferred tax liability	-	2.1	2.1	-	2.1
Retirement benefit obligations	-	14.3	14.3	-	14.3
Provisions	5.6	(2.1)	3.5	-	3.5
Other liabilities	4,594.8	(4,591.6)	3.2	-	3.2
	4,600.4	1,549.2	6,149.6	-	6,149.6
Total liabilities	4,668.4	1,544.3	6,212.7	-	6,212.7
	4,936.8	1,550.9	6,487.7	(68.3)	6,419.4

(1) UK GAAP presented in IFRS format. Analysis of the differences between these amounts and the published results are shown on pages 58 to 62.

(2) Detailed analysis of the statutory basis adjustments is given on pages 10 to 37.

(3) Detailed analysis of the proforma basis adjustments is given on pages 38 to 54.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Introduction

This section presents the Group's results for the year ended 30 September 2005 restated on the basis which will be used to prepare comparative information for that year for inclusion in its financial statements and interim report for the year ending 30 September 2006 (the 'Statutory Basis').

It is prepared in accordance with IFRS 1 - 'First Time Adoption of International Financial Reporting Standards' and other relevant standards expected to apply as at 30 September 2006. The financial information for the year ended 30 September

2005 and the balance sheet at 1 October 2004 have been audited by the Group's auditors. The financial information for the six months ended 31 March 2005 has been reviewed by the Group's auditors. Their audit and review opinions are set out on pages 21 to 24.

The Board acknowledges its responsibility for the preparation of the preliminary IFRS information, which has been prepared in accordance with the International Financial Reporting Standards and Interpretations expected to be effective, and the policies expected to be adopted, when the Group prepares its first annual financial statements on an IFRS basis for the year ending 30 September 2006.

Basis of Preparation

The Group is required to prepare its consolidated financial statements for the year ending 30 September 2006 in accordance with International Financial Reporting Standards and Interpretations which will be effective and endorsed by the European Union ('EU') as at 30 September 2006. The Group has therefore prepared this information on the basis of all such standards in issue at the date of this document which are intended to be in force on this date. However, as permitted by IFRS 1, the information in this section has not been prepared in accordance with IAS 32 and IAS 39, the standards which deal with financial instruments, as the Group will apply those standards with effect from 1 October 2005. Instead, in this section, financial instruments (including loans to customers and borrowings) are accounted for under UK GAAP as applied in the Group accounts for the year ended 30 September 2005.

The preliminary IFRS Financial Information is based on the statutory financial statements for the year ended 30 September 2005, which were approved by the Board on 23 November 2005. In accordance with IFRS 1 there have been no adjustments to the estimates made at the time of the preparation of the statutory financial statements.

As this preliminary financial information is based upon the Group's present understanding of the requirements of IFRS, it is possible that amendments may be required before its inclusion in the financial statements for the year ending 30 September 2006 in the light of any revisions or changes to the Standards or to guidance and consensus on the application or interpretation of IFRS, or in the light of emerging best practice.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

IFRS 1 Exemptions

IFRS 1 sets out procedures which the Group must follow when it adopts IFRS for the first time as the basis of preparation of its consolidated financial statements. The Group is required to determine appropriate accounting policies in compliance with IFRS and, in general, to apply them retrospectively in determining the opening IFRS balance sheet at its date of transition, 1 October 2004.

IFRS 1 provides a number of optional exemptions to this general principle. Those being adopted by the Group are described below.

Business Combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. Therefore no recalculation of the goodwill arising on any of the Group's acquisitions, all of which occurred before 1 October 2004, has taken place.

Share based payment

The Group has elected to apply IFRS 2 - 'Share-based Payment' only to share-based payment transactions granted after 7 November 2002 and not vested at 1 January 2005.

Financial Instruments

IFRS 1 allows IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' to be applied with effect from 1 October 2005, without retrospective restatement of the balances reported in the financial statements for the year ended 30 September 2005. The Group has taken advantage of this exemption, and in this section financial instruments (including loans to customers and borrowings) are accounted for under UK GAAP, as applied in the Group accounts for the year ended 30 September 2005.

Accounting policies

The Group's accounting policies have been revised to comply with IFRS and are shown on pages 33 to 37. The key changes to policies, and their impacts on the Group's financial statements for the year ended 30 September 2005, are described

below and their effects shown in the tables on pages 16 to 20.

Where it is expected that a tax charge or credit will arise from the adjustment, provision for deferred tax is made at 30%, being the present rate of corporation tax in the UK. This is shown in the tables in the column showing the adjustment on which the charge or credit arises.

Goodwill

IFRS does not recognise the concept of negative goodwill. It therefore requires that any excess of the fair value of assets acquired over the fair value of consideration in an acquisition is written off immediately. Under UK GAAP the Group has carried a negative goodwill balance, which arose on the acquisition of Mortgage Trust in 2003, on its balance sheet which must therefore be released through opening reserves on transition to IFRS. Negative goodwill of £14.0m at 30 September 2004 will be released and no benefit from amortisation will be recognised in the income statement, reducing the operating profit for the year ended 30 September 2005 by £4.1m, and that for the six months ended 31 March 2005 by £2.2m.

Pensions

IAS 19 - 'Employee benefits' requires that the deficit on the Group's defined benefit pension scheme be carried as a liability on the balance sheet. The Group has elected to adopt the provisions of the standard allowing actuarial gains or losses on the scheme to be recognised directly in equity and shown in the Statement of Recognised Income and Expenditure.

Using this option, the accounting required by the international standard is very similar to that required by FRS 17 under UK GAAP. Disclosures relating to this calculation have been made in the Group accounts since 2001.

The adjustment shown in the opening balance sheet represents the recognition of the pension scheme deficit at 30 September 2004 of £14.3m and the associated deferred tax asset of £4.3m, producing a reduction in reserves of £10.0m.

The effect on the profit and loss account represents the reversal of the charge under SSAP 24 and its replacement with the charge required by IAS 19. A related

tax credit has also been recognised. No actuarial gain or loss arose in the year ended 30 September 2005.

Dividend

Under IAS 10 - 'Events After the Balance Sheet Date', proposed dividends are not reflected in the accounts until approved by the shareholders at the Annual General Meeting, whereas under UK GAAP such amounts are normally accrued in the period to which they relate.

The final dividend for the year ended 30 September 2004, which was approved at the Annual General Meeting on 9 February 2005, has been added back to opening reserves at 1 October 2004 and accounted for in the year ended 30 September 2005. The interim dividend paid in July 2005 has also been added back to reserves at 31 March 2005 and accounted for in the second half year. The final dividend proposed for the year ended 30 September 2005 has been added back to closing reserves and will be accounted for in the year ending 30 September 2006.

Share based payment

Under IFRS 2 the Group will recognise an expense in respect of share options granted under the Sharesave scheme in the same way as such expenses are recognised for the other share-based remuneration arrangements, the UK GAAP accounting for which is already in accordance with the International Standard.

Leases

The provisions for determining whether a lease should accounted for as a finance lease under IFRS are different from those under UK GAAP. Consequently the sale and lease-back transaction on the Group's former freehold property in Solihull falls to be treated as a finance lease under IFRS.

This requires the building to be re-instated in fixed assets, a finance lease creditor to be recognised, and the £2.5m profit on sale to be spread over the lease term. No deferred tax is provided on this adjustment as the potential deferred tax arose from the initial recognition of the property asset and the associated lease creditor.

This change reduces profit for the year ended 30 September 2005 by £0.4m and profit for the six months ended 31 March 2005 by £0.2m. This is a result of the charging of finance lease interest and depreciation rather than the rent payable. The annual impact of this change will reduce in future periods.

Page 13

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

The balance sheet adjustments arising from the change in treatment for this property are shown in the table below.

IFRS adjustments for building lease
30 September 2005, 31 March 2005 and 1 October 2004

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
Property, plant and equipment			
Cost	16.6	16.6	16.6
Accumulated depreciation	(5.3)	(4.9)	(4.4)
Net book value	11.3	11.7	12.2
Finance lease liability			
Current	0.4	0.3	0.4
Non-current	14.3	14.5	14.6
	14.7	14.8	15.0
Unamortised profit on sale	1.7	1.8	1.9

Presentation

The financial information in this document is presented in accordance with the requirements of IAS 1 - 'Presentation of Financial Statements'. The presentational differences between the UK GAAP profit and loss account and balance sheet and the IFRS income statement and balance sheet are shown in the appendix to this document.

Significant presentational changes are;

- Intangible assets

IAS 38 - 'Intangible Assets' provides that computer software, unless it is integral to a related item of hardware, should be included as an intangible asset. This balance would be included within 'Tangible Fixed Assets' under UK GAAP. The computer software carried in the balance sheet of the Group had net book value as shown below;

Computer software
Net book values

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
Cost	1.3	1.7	1.6
Accumulated depreciation	(1.0)	(1.4)	(1.3)
Net book value	0.3	0.3	0.3

- Linked presentation

Under UK GAAP certain securitisation vehicle companies acquired with Mortgage Trust were accounted for as quasi-subsidiaries of the Group, with their loan assets and funding shown using a linked presentation. Under IFRS these companies are required to be consolidated as if they were true subsidiaries by SIC-12 'Consolidation - Special Purpose Entities'. This means that the loan assets of those companies are included with the Group's Financial Assets, their cash balances are included with those of the Group and the related funding is included within Financial Liabilities, whereas under UK GAAP the net of these balances was shown in fixed asset investments.

The balances reanalysed are shown in the table below;

Reanalysis of linked presentation items

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
Loans to customers	1,030.8	1,244.5	1,458.4
Included in financial assets under IFRS			
Cash and investment balances	85.2	96.7	99.3
Included in cash and cash equivalents under IFRS			
Assets subject to non recourse finance	1,116.0	1,341.2	1,557.7
Non-recourse finance	(1,075.2)	(1,297.8)	(1,520.3)
Included in financial liabilities under IFRS			
Net investment	40.8	43.4	37.4
Included in investments under UK GAAP			

- Tax assets and liabilities

IAS 1 requires that deferred and current tax assets and liabilities are shown on the face of the balance sheet, where under UK GAAP these balances would generally be shown in the notes to the accounts.

Tax amounts included within other balances under UK GAAP and shown separately under IFRS are as follows;

Reanalysis of tax balances

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
Tax debtors	1.1	1.2	1.2
Included in debtors under UK GAAP			
Corporation tax	12.9	13.6	7.7
Included in creditors: amounts falling within one year under UK GAAP			
Deferred tax	0.7	2.1	2.1
Included in provisions under UK GAAP			

• Financial Liabilities

IAS 1 requires that financial liabilities are shown on the face of the balance sheet, where under UK GAAP these balances would generally be shown in the notes to the accounts. Accordingly the total of the amounts disclosed in the financial statements under UK GAAP as 'Bank loans and overdrafts', 'Asset backed loan notes' and 'Corporate bond' is shown on the face of the balance sheet under IFRS.

The reanalysis of the creditor balances shown in the notes to the UK GAAP accounts is shown below;

Reanalysis of creditor balances

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
Amounts falling due within one year			
Bank loans and overdrafts	0.5	0.7	1.2

Shown as financial liabilities under IFRS			
Corporation tax	12.9	13.6	7.7
Shown separately under IFRS			
Proposed dividend	8.8	6.3	6.8
Accruals	58.4	57.2	50.7
Shown as other payables under IFRS	67.2	63.5	57.5
UK GAAP creditors falling due within one year	80.6	77.8	66.4
Amounts falling due after more than one year			
Asset backed loan notes	4,486.6	4,149.8	3,690.0
Corporate bond	118.2	-	-
Bank loans	990.5	816.0	901.6
Shown as financial liabilities under IFRS	5,595.3	4,965.8	4,591.6
Accruals	1.6	1.6	2.0
Shown as other payables under IFRS			
UK GAAP creditors falling due after more than one year	5,596.9	4,967.4	4,593.6

Segmental Reporting

Under IAS 14 the Group will be required to provide segmental information on each of its principal business areas. Having reviewed the Group's operations in the light of the requirements of the Standard, the Board has concluded that the segments which will be reported upon will be Buy-to-Let Mortgage Lending, Consumer Lending, including the Secured Lending, Car Finance and Retail Finance businesses, and other lending operations, which will principally comprise the closed books.

Analysis of adjustments to the Income Statement - Statutory basis
Year ended 30 September 2005

	UK GAAP	Goodwill	Pensions	Dividend	Share based payment	Leases	Presentation	Statutory basis adjustments	Statutory basis
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest receivable	484.4	-	1.4	-	-	-	-	1.4	485.8
Interest payable	(387.5)	-	(1.9)	-	-	(1.4)	-	(3.3)	(390.8)
Net interest income	96.9	-	(0.5)	-	-	(1.4)	-	(1.9)	95.0
Other operating income	35.9	-	-	-	-	2.0	-	2.0	37.9
Total operating income	132.8	-	(0.5)	-	-	0.6	-	0.1	132.9
Operating expenses	(44.2)	-	0.2	-	(0.2)	(1.0)	-	(1.0)	(45.2)
Impairment losses	(15.9)	-	-	-	-	-	-	-	(15.9)
	72.7	-	(0.3)	-	(0.2)	(0.4)	-	(0.9)	71.8
Amortisation of goodwill	4.1	(4.1)	-	-	-	-	-	(4.1)	-
Operating profit before taxation	76.8	(4.1)	(0.3)	-	(0.2)	(0.4)	-	(5.0)	71.8
Taxation	(16.1)	-	0.1	-	-	-	-	0.1	(16.0)
Operating profit after taxation	60.7	(4.1)	(0.2)	-	(0.2)	(0.4)	-	(4.9)	55.8

Page 17

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Analysis of adjustments to the Balance Sheet - Statutory basis
30 September 2005

	UK GAAP	Goodwill	Pensions	Dividend	Share based payment	Leases	Presentation	Statutory basis adjustments	Statutory basis
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets									
Intangible assets	(9.9)	9.9	-	-	-	-	0.3	10.2	0.3
Property, plant and equipment	8.7	-	-	-	-	11.3	(0.3)	11.0	19.7
Financial assets	5,538.7	-	-	-	-	-	990.0	990.0	6,528.7
Deferred tax asset	-	-	4.4	-	0.1	-	1.2	5.7	5.7
	5,537.5	9.9	4.4	-	0.1	11.3	991.2	1,016.9	6,554.4
Current assets									
Other receivables	7.8	-	-	-	-	-	(1.2)	(1.2)	6.6
Cash and cash equivalents	445.2	-	-	-	-	-	85.2	85.2	530.4
	453.0	-	-	-	-	-	84.0	84.0	537.0
Total assets	5,990.5	9.9	4.4	-	0.1	11.3	1,075.2	1,100.9	7,091.4
Equity shareholders' funds									
Share capital	12.1	-	-	-	-	-	-	-	12.1
Share premium	70.2	-	-	-	-	-	-	-	70.2
Merger reserve	(70.2)	-	-	-	-	-	-	-	(70.2)
Profit and loss account	318.7	9.9	(10.2)	8.8	1.4	(5.1)	-	4.8	323.5
Share capital and reserves	330.8	9.9	(10.2)	8.8	1.4	(5.1)	-	4.8	335.6
Own shares	(22.8)	-	-	-	-	-	-	-	(22.8)
	308.0	9.9	(10.2)	8.8	1.4	(5.1)	-	4.8	312.8
Current liabilities									
Financial liabilities	-	-	-	-	-	0.4	0.5	0.9	0.9

Current tax liabilities	-	-	-	-	-	-	12.9	12.9	12.9
Other liabilities	81.7	-	-	(8.8)	(1.3)	1.7	(13.4)	(21.8)	59.9
	81.7	-	-	(8.8)	(1.3)	2.1	-	(8.0)	73.7
Non-current liabilities									
Financial liabilities	-	-	-	-	-	14.3	6,670.5	6,684.8	6,684.8
Deferred tax liability	-	-	-	-	-	-	0.7	0.7	0.7
Retirement benefit obligations	-	-	14.6	-	-	-	-	14.6	14.6
Provisions	2.8	-	-	-	-	-	(0.7)	(0.7)	2.1
Other liabilities	5,598.0	-	-	-	-	-	(5,595.3)	(5,595.3)	2.7
	5,600.8	-	14.6	-	-	14.3	1,075.2	1,104.1	6,704.9
	5,990.5	9.9	4.4	-	0.1	11.3	1,075.2	1,100.9	7,091.4

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Analysis of adjustments to the Income statement - Statutory basis
Six months ended 31 March 2005

	UK GAAP	Goodwill	Pensions	Dividend	Share based payment	Leases	Presentation	Statutory basis adjustments	Statutory basis
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest receivable	240.9	-	0.7	-	-	-	-	0.7	241.6
Interest payable	(194.9)	-	(0.9)	-	-	(0.7)	-	(1.6)	(196.5)
Net interest									

income	46.0	-	(0.2)	-	-	(0.7)	-	(0.9)	45.1
Other operating income	17.0	-	-	-	-	1.0	-	1.0	18.0
Total operating income	63.0	-	(0.2)	-	-	0.3	-	0.1	63.1
Operating expenses	(20.6)	-	0.1	-	(0.1)	(0.5)	-	(0.5)	(21.1)
Impairment losses	(8.5)	-	-	-	-	-	-	-	(8.5)
	33.9	-	(0.1)	-	(0.1)	(0.2)	-	(0.4)	33.5
Amortisation of goodwill	2.2	(2.2)	-	-	-	-	-	(2.2)	-
Operating profit before taxation	36.1	(2.2)	(0.1)	-	(0.1)	(0.2)	-	(2.6)	33.5
Taxation	(7.6)	-	-	-	-	-	-	-	(7.6)
Operating profit after taxation	28.5	(2.2)	(0.1)	-	(0.1)	(0.2)	-	(2.6)	25.9

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Analysis of adjustments to the Balance Sheet - Statutory basis
31 March 2005

	UK GAAP	Goodwill	Pensions	Dividend	Share based payment	Leases	Presentation	Statutory basis adjustments	Statutory basis
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets									
Intangible assets	(11.8)	11.8	-	-	-	-	0.3	12.1	0.3
Property, plant and equipment	9.1	-	-	-	-	11.7	(0.3)	11.4	20.5
Financial assets	4,885.9	-	-	-	-	-	1,201.1	1,201.1	6,087.0
Deferred tax asset	-	-	4.4	-	0.1	-	1.2	5.7	5.7
	4,883.2	11.8	4.4	-	0.1	11.7	1,202.3	1,230.3	6,113.5
Current assets									
Other receivables	7.6	-	-	-	-	-	(1.2)	(1.2)	6.4
Cash and cash equivalents	452.5	-	-	-	-	-	96.7	96.7	549.2
	460.1	-	-	-	-	-	95.5	95.5	555.6
Total assets	5,343.3	11.8	4.4	-	0.1	11.7	1,297.8	1,325.8	6,669.1
Equity shareholders' funds									
Share capital	12.0	-	-	-	-	-	-	-	12.0
Share premium	69.5	-	-	-	-	-	-	-	69.5
Merger reserve	(70.2)	-	-	-	-	-	-	-	(70.2)
Profit and loss account	293.8	11.8	(10.1)	6.3	0.9	(4.9)	-	4.0	297.8

Share capital

and reserves	305.1	11.8	(10.1)	6.3	0.9	(4.9)	-	4.0	309.1
Own shares	(13.8)	-	-	-	-	-	-	-	(13.8)
	291.3	11.8	(10.1)	6.3	0.9	(4.9)	-	4.0	295.3
Current liabilities									
Financial liabilities	-	-	-	-	-	0.3	0.7	1.0	1.0
Current tax liabilities	-	-	-	-	-	-	13.6	13.6	13.6
Other liabilities	78.9	-	-	(6.3)	(0.8)	1.8	(14.3)	(19.6)	59.3
	78.9	-	-	(6.3)	(0.8)	2.1	-	(5.0)	73.9
Non-current liabilities									
Financial liabilities	-	-	-	-	-	14.5	6,263.6	6,278.1	6,278.1
Deferred tax liability	-	-	-	-	-	-	2.1	2.1	2.1
Retirement benefit obligations	-	-	14.5	-	-	-	-	14.5	14.5
Provisions	4.5	-	-	-	-	-	(2.1)	(2.1)	2.4
Other liabilities	4,968.6	-	-	-	-	-	(4,965.8)	(4,965.8)	2.8
	4,973.1	-	14.5	-	-	14.5	1,297.8	1,326.8	6,299.9
	5,343.3	11.8	4.4	-	0.1	11.7	1,297.8	1,325.8	6,669.1

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Analysis of adjustments to the Balance Sheet - Statutory basis
1 October 2004

	UK GAAP	Goodwill	Pensions	Dividend	Share based payment	Leases	Presentation	Statutory basis adjustments	Statutory basis
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets									
Intangible assets	(14.0)	14.0	-	-	-	-	0.3	14.3	0.3
Property, plant and equipment	9.5	-	-	-	-	12.2	(0.3)	11.9	21.4
Financial assets	4,529.9	-	-	-	-	-	1,421.0	1,421.0	5,950.9
Deferred tax asset	-	-	4.3	-	0.1	-	1.3	5.7	5.7
	4,525.4	14.0	4.3	-	0.1	12.2	1,422.3	1,452.9	5,978.3
Current assets									
Other receivables	8.9	-	-	-	-	-	(1.3)	(1.3)	7.6
Cash and cash equivalents	402.5	-	-	-	-	-	99.3	99.3	501.8
	411.4	-	-	-	-	-	98.0	98.0	509.4
Total assets	4,936.8	14.0	4.3	-	0.1	12.2	1,520.3	1,550.9	6,487.7
Equity shareholders' funds									
Share capital	12.0	-	-	-	-	-	-	-	12.0
Share	68.8	-	-	-	-	-	-	-	68.8

premium Merger reserve	(70.2)	-	-	-	-	-	-	-	(70.2)
Profit and loss account	270.1	14.0	(10.0)	6.8	0.5	(4.7)	-	6.6	276.7
Share capital and reserves	280.7	14.0	(10.0)	6.8	0.5	(4.7)	-	6.6	287.3
Own shares	(12.3)	-	-	-	-	-	-	-	(12.3)
	268.4	14.0	(10.0)	6.8	0.5	(4.7)	-	6.6	275.0
Current liabilities									
Financial liabilities	-	-	-	-	-	0.4	1.2	1.6	1.6
Current tax liabilities	-	-	-	-	-	-	7.7	7.7	7.7
Other liabilities	68.0	-	-	(6.8)	(0.4)	1.9	(8.9)	(14.2)	53.8
	68.0	-	-	(6.8)	(0.4)	2.3	-	(4.9)	63.1
Non-current liabilities									
Financial liabilities	-	-	-	-	-	14.6	6,111.9	6,126.5	6,126.5
Deferred tax liability	-	-	-	-	-	-	2.1	2.1	2.1
Retirement benefit obligations	-	-	14.3	-	-	-	-	14.3	14.3
Provisions	5.6	-	-	-	-	-	(2.1)	(2.1)	3.5
Other liabilities	4,594.8	-	-	-	-	-	(4,591.6)	(4,591.6)	3.2
	4,600.4	-	14.3	-	-	14.6	1,520.3	1,549.2	6,149.6
	4,936.8	14.0	4.3	-	0.1	12.2	1,520.3	1,550.9	6,487.7

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Opinions of the Group Auditors - Deloitte & Touche LLP

==

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF THE PARAGON GROUP OF COMPANIES PLC ON THE PRELIMINARY OPENING AND COMPARATIVE IFRS BALANCE SHEETS

We have audited the preliminary opening and comparative IFRS balance sheets of The Paragon Group of Companies PLC at 1 October 2004 and 30 September 2005, the income statement for the year ended 30 September 2005, the consolidated statement of recognised income and expense for the year ended 30 September 2005 and the related notes (together the 'Preliminary IFRS Financial Information') set out on pages 25 to 28 and pages 33 to 37.

This report is made solely to the Board of Directors, in accordance with our engagement letter dated 25 November 2005 and the addendum dated 30 January 2006 and solely for the purpose of assisting with the transition to IFRS. Our audit work has been undertaken so that we might state to the company's board of directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our audit work, for our report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The company's directors are responsible for ensuring that the Company and the Group maintains proper accounting records and for the preparation of the Preliminary IFRS Financial Information on the basis set out on pages 33 to 37, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the company prepares its first complete set of IFRS financial statements as at 30 September 2006. Our responsibility is to audit the Preliminary IFRS Financial Information in accordance with relevant United Kingdom legal and regulatory requirements and

auditing standards and report to you our opinion as to whether the Preliminary IFRS Financial Information is prepared, in all material respects, on the basis set out on pages 33 to 37.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Preliminary IFRS Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Preliminary IFRS Financial Information and of whether the accounting policies are appropriate to the circumstances of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Preliminary IFRS Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Preliminary IFRS Financial Information.

2005 FINANCIAL INFROMATION - IFRS STATUTORY BASIS

Without qualifying our opinion, we draw attention to the fact that pages 33 to 37 explain why there is a possibility that the accompanying Preliminary IFRS Financial Information may require adjustment before constituting the final IFRS Financial Information. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company's financial position, results of operations and cash flows in accordance with IFRSs.

Opinion

In our opinion the Preliminary IFRS Financial Information is prepared, in all material respects, on the basis set out on pages 33 to 37 which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have

made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the company prepares its first complete set of IFRS financial statements as at 30 September 2006.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
21 February 2006

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF THE PARAGON GROUP OF COMPANIES PLC ON THE PRELIMINARY COMPARATIVE FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 31 MARCH 2005

We have reviewed the accompanying preliminary International Financial Reporting Standards (IFRS) consolidated financial information of The Paragon Group of Companies PLC ("the Company") and its subsidiaries (together, "the Group") for the six months ended 31 March 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense and related notes set out on pages 29 to 37 inclusive (hereinafter referred to as "preliminary financial information").

This preliminary financial information is the responsibility of the Company's directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the basis set out pages 33 to 37 which describe how IFRSs have been applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the company prepares its first complete set of IFRS financial statements as at 30 September 2006. Our responsibility is to express an opinion on this preliminary IFRS comparative financial information based on our review.

Our review report is made solely to the Company in accordance with Bulletin 1999 /4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Review work performed

We conducted our review in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of management and applying analytical procedures to the preliminary financial information and underlying financial data and, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the preliminary financial information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that pages 33 to 37 explain why there is a possibility that the accompanying preliminary financial information may require adjustment before constituting the final IFRS comparative information for the six months ended 31 March 2005. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRSs.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary financial information for the six months ended 31 March 2005 which has been prepared in accordance with the basis set out on pages 33 to 37.

Deloitte & Touche LLP
Chartered Accountants
Birmingham

21 February 2006

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Income Statement - Statutory basis
Year ended 30 September 2005

	IFRS Statutory basis Year ended 30 September 2005 £m	UK GAAP Year ended 30 September 2005 £m
Interest receivable	485.8	484.4
Interest payable and similar charges	(390.8)	(387.5)
Net interest income	95.0	96.9
Other operating income	37.9	35.9
Total operating income	132.9	132.8
Operating expenses	(45.2)	(44.2)
Provisions for losses	(15.9)	(15.9)
	71.8	72.7
Amortisation of goodwill	-	4.1
Operating profit being profit on ordinary activities before taxation	71.8	76.8
Tax charge on profit on ordinary activities	(16.0)	(16.1)
Profit on ordinary activities after taxation for the financial year	55.8	60.7
Earnings per share - basic	48.9p	53.3p

- diluted	46.9p	51.1p

The results for the year relate entirely to continuing operations.

UK GAAP profit and loss accounts are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Balance Sheets - Statutory basis
30 September 2005 and 1 October 2004

	IFRS Statutory basis		UK GAAP	
	30 September 2005 £m	1 October 2004 £m	30 September 2005 £m	1 October 2004 £m
Assets employed				
Non-current assets				
Intangible assets	0.3	0.3	(9.9)	(14.0)
Property, plant and equipment	19.7	21.4	8.7	9.5
Financial assets	6,528.7	5,950.9	5,538.7	4,529.9
Deferred tax assets	5.7	5.7	-	-
	6,554.4	5,978.3	5,537.5	4,525.4
Current assets				
Other receivables	6.6	7.6	7.8	8.9
Cash and cash equivalents	530.4	501.8	445.2	402.5
	537.0	509.4	453.0	411.4

	7,091.4	6,487.7	5,990.5	4,936.8
Financed by				
Equity shareholders' funds				
Called-up share capital	12.1	12.0	12.1	12.0
Share premium account	70.2	68.8	70.2	68.8
Merger reserve	(70.2)	(70.2)	(70.2)	(70.2)
Profit and loss account	323.5	276.7	318.7	270.1
Share capital and reserves	335.6	287.3	330.8	280.7
Own shares	(22.8)	(12.3)	(22.8)	(12.3)
	312.8	275.0	308.0	268.4
Current liabilities				
Financial liabilities	0.9	1.6	-	-
Current tax liabilities	12.9	7.7	-	-
Other liabilities	59.9	53.8	81.7	68.0
	73.7	63.1	81.7	68.0
Non-current liabilities				
Financial liabilities	6,684.8	6,126.5	-	-
Deferred tax liability	0.7	2.1	-	-
Retirement benefit obligations	14.6	14.3	-	-
Provisions	2.1	3.5	2.8	5.6
Other liabilities	2.7	3.2	5,598.0	4,594.8
	6,704.9	6,149.6	5,600.8	4,600.4
	7,091.4	6,487.7	5,990.5	4,936.8

UK GAAP balance sheets are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Statement of Recognised Income and Expense - Statutory basis
Year ended 30 September 2005

	IFRS Statutory basis Year ended 30 September 2005 £m	UK GAAP Year ended 30 September 2005 £m
Profit for the period	55.8	60.7
Actuarial gain / (loss) on pension deficit	-	-
Tax on items taken directly to equity	-	-
Total recognised income and expense for the period	55.8	60.7

Consolidated Reconciliation of Movements in Equity - Statutory basis
Year ended 30 September 2005

	IFRS Statutory basis Year ended 30 September 2005 £m	UK GAAP Year ended 30 September 2005 £m
Total recognised income and expense for the period	55.8	60.7
Dividends	(12.4)	(14.4)
Net movement in own shares	(10.5)	(10.5)
Surplus on transactions in own shares	2.3	2.3
Charge for share based payments	2.6	1.5

Total movements in

equity in the period	37.8	39.6
Opening equity	275.0	268.4
Closing equity	312.8	308.0

Page 28

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Earnings per share

The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares outstanding during the period. For the year ended 30 September 2005 the weighted average number of shares outstanding was 114.1 million.

The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the year ended 30 September 2005 the adjusted weighted average number of shares outstanding was 119.0 million.

Neither of the above numbers of shares is affected by the transition to IFRS.

Page 29

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Income Statement - Statutory basis
Six months ended 31 March 2005

	IFRS Statutory basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Interest receivable	241.6	240.9
Interest payable and similar charges	(196.5)	(194.9)

Net interest income	45.1	46.0
Other operating income	18.0	17.0
Total operating income	63.1	63.0
Operating expenses	(21.1)	(20.6)
Provisions for losses	(8.5)	(8.5)
	33.5	33.9
Amortisation of goodwill	-	2.2
Operating profit being profit on ordinary activities before taxation	33.5	36.1
Tax charge on profit on ordinary activities	(7.6)	(7.6)
Profit on ordinary activities after taxation for the financial year	25.9	28.5
Earnings per share		
- basic	22.7p	24.9p
- diluted	21.8p	23.9p

The results for the year relate entirely to continuing operations.

UK GAAP profit and loss accounts are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Balance Sheets - Statutory basis
31 March 2005

	IFRS Statutory basis	UK GAAP

	31 March 2005 £m	31 March 2005 £m
Assets employed		
Non-current assets		
Intangible assets	0.3	(11.8)
Property, plant and equipment	20.5	9.1
Financial assets	6,087.0	4,885.9
Deferred tax assets	5.7	-
	6,113.5	4,883.2
Current assets		
Other receivables	6.4	7.6
Cash and cash equivalents	549.2	452.5
	555.6	460.1
	6,669.1	5,343.3
Financed by		
Equity shareholders' funds		
Called-up share capital	12.0	12.0
Share premium account	69.5	69.5
Merger reserve	(70.2)	(70.2)
Profit and loss account	297.8	293.8
Share capital and reserves	309.1	305.1
Own shares	(13.8)	(13.8)
	295.3	291.3
Current liabilities		
Financial liabilities	1.0	-
Current tax liabilities	13.6	-
Other liabilities	59.3	78.9
	73.9	78.9
Non-current liabilities		
Financial liabilities	6,278.1	-
Deferred tax liability	2.1	-

Retirement benefit obligations	14.5	-
Provisions	2.4	4.5
Other liabilities	2.8	4,968.6
	6,299.9	4,973.1
	6,669.1	5,343.3

UK GAAP balance sheets are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Consolidated Statement of Recognised Income and Expense - Statutory basis
Six months ended 31 March 2005

	IFRS Statutory basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Profit for the period	25.9	28.5
Actuarial gain / (loss) on pension deficit	-	-
Tax on items taken directly to equity	-	-
Total recognised income and expense for the period	25.9	28.5

Consolidated Reconciliation of Movements in Equity - Statutory basis
Six months ended 31 March 2005

	IFRS Statutory basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Total recognised income and expense for the period	25.9	28.5
Dividends	(6.5)	(6.0)
Net movement in own shares	(1.5)	(1.5)
Surplus on transactions in own shares	1.3	1.3
Charge for share based payments	1.1	0.6
Total movements in equity in the period	20.3	22.9
Opening equity	275.0	268.4
Closing equity	295.3	291.3

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Earnings per share

The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares outstanding during the period. For the six months ended 31 March 2005 this number was 114.2 million.

The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the six months ended 31 March 2005 this number

was 119.0 million.

Neither of the above numbers of shares is affected by the transition to IFRS.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

Accounting policies
Statutory basis

The financial information has been prepared in accordance with International Financial Reporting Standards expected to be applicable in the preparation of the Group Financial Statements for the year ending 30 September 2006, except that, as permitted for the compilation of comparative information by IFRS 1 - 'First Time Adoption of International Financial Reporting Standards' the requirements of IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' have not been applied in preparing the financial information relating to the year ended 30 September 2005. Financial instruments are accounted for using the policies and practices previously adopted under UK GAAP.

The particular policies adopted are described below.

(a) Accounting convention

The financial information is prepared under the historical cost convention.

(b) Basis of consolidation

The consolidated accounts deal with the accounts of the Company and its subsidiaries made up to 30 September 2005. Subsidiaries comprise all those entities over which the Group has control. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

In accordance with SIC 12 - 'Consolidation: Special Purpose Entities'

companies owned by charitable trusts into which loans originated by Mortgage Trust Limited were sold as part of its securitisation programme where the Group enjoys the benefits of ownership are treated as subsidiaries.

Similarly trusts set up to hold shares in conjunction with the Group's employee share ownership arrangements are also treated as subsidiaries.

(c) Goodwill

Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and annually reviewed to determine whether any impairment has occurred.

Negative goodwill is written off as it arises.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 - 'Business Combinations' to combinations taking place before its transition date to IFRS (1 October 2004). Therefore any goodwill which was written off to reserves under UK GAAP will not be charged or credited to the profit and loss account on any future disposal of the business to which it relates.

(d) Intangible assets

Intangible assets comprise purchased computer software, which is capitalised where it has a sufficiently enduring nature. This is stated at cost less accumulated amortisation. Amortisation is provided in equal instalments at a rate of 25% per annum.

(e) Leases

Leases are accounted for as operating or finance leases in accordance with IAS 17 - 'Leases'. A finance lease is deemed to be one which transfers substantially all of the risks and rewards of the ownership of the asset concerned. Any other lease is an operating lease.

Rental income and costs under operating leases are credited or charged to the profit and loss account over the period of the leases.

(f) Contract hire

Motor vehicles acquired in connection with contract hire arrangements are sold to finance houses, who lease them to customers for a pre-determined period. The Group has undertaken to repurchase these vehicles at the end of the lease term.

In accordance with the requirements of IAS 17, the assets are not derecognised on the sale to the finance house and remain as the Group's assets and the consideration received is spread over the customer's lease term.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost for property held under a sale and leaseback transaction represents the sale value.

Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the term of the lease
Computer hardware	25% per annum
Furniture, fixtures and office equipment	15% per annum
Company motor vehicles	25% per annum
Motor vehicles subject to contract hire arrangements	over the term of the lease

(h) Loans to customers

Loans are stated at cost, inclusive of brokers' commissions payable on origination, less provision for diminution in value.

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

Interest arising on loans is recognised in the profit and loss account as it is charged to borrowers, to the extent that is expected to be recoverable. Other fee income arising from borrower accounts is recognised in 'other income' as it is charged.

This is the policy adopted under UK GAAP and will thus not be applicable in accounting for these assets from 1 October 2005.

(i) Finance lease receivables

Finance lease receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued, unamortised commissions and provision for doubtful debts.

Income from finance lease contracts is accounted for on the actuarial basis.

(j) Brokers' commissions

Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight -line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

Amortisation of brokers' commissions is recognised within interest payable.

This is the policy adopted under UK GAAP and will thus not be applicable in accounting for these assets from 1 October 2005.

(k) Cash and cash equivalents

Balances shown as cash and cash equivalents in the balance sheet comprise demand deposits and short-term deposits with banks with maturities of not more than 90 days.

(l) Own shares

Shares in The Paragon Group of Companies PLC held in treasury or by the trustee of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at total equity. Own shares are stated at cost.

(m) Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of temporary differences. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Tax relating to items taken directly to equity is also taken directly to equity.

(n) Borrowings

Borrowings are stated at their outstanding value less unamortised issue costs and discounts on issue. Discounts on issue of borrowings and initial costs incurred in arranging funding facilities are amortised over the period of the facility.

(o) Finance lease payables

Balances due on the lease arising from the sale and leaseback of a Group property are recognised in creditors at the total amount payable less interest not yet accrued. Interest is accrued for on the actuarial basis.

The profit which arose on the sale and leaseback transaction is held in accruals and deferred income and is being credited to profit over the lease term on a straight line basis.

(p) Financial instruments

Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter

the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

This is the policy adopted under UK GAAP and will thus not be applicable in accounting for these assets from 1 October 2005.

(q) Deferred taxation

Deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax assets are recognised to the extent that it is regarded as probable that they will be recovered. As required by IAS 12 - 'Income Taxes', deferred tax assets and liabilities are not discounted to take account of the expected timing of realisation.

It is assumed that all taxable IFRS transition adjustments give rise to tax adjustments to reserves at the current UK tax rate of 30%, although this has yet to be confirmed by HM Revenue and Customs.

(r) Retirement benefit obligations

The expected cost of providing pensions within the funded defined benefit scheme, determined on the basis of annual valuations by professionally qualified actuaries using the projected unit method, is charged to the profit and loss account. Actuarial gains and losses are recognised in full in the period in which they occur and do not form part of the result for the period, being recognised in the Statement of Recognised Income and Expenditure.

The retirement benefit obligation recognised in the Balance Sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets at the balance sheet date.

Both the return on investment expected in the period and the expected financing cost of the liability, as estimated at the beginning of the period are recognised in the result for the period. Any variances against these estimates in the year form part of the actuarial gain or loss.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

(s) Provisions

Provisions are recognised where there is a present obligation as a result of a past event, it is probable that this obligation will result in an outflow of resources and this outflow can be reliably quantified. Provisions are discounted where this effect is material.

(t) Fee and commission income

Other income includes administration fees charged to borrowers, which are credited when the related service is performed and commissions receivable on the sale of insurances, which are taken to profit at the point at which the Group becomes unconditionally entitled to the income.

(u) Share based payment

In accordance with IFRS 2 - 'Share based payment', the fair value at the date of grant of awards to be made in respect of options and shares granted under the terms of the Group's various share based employee incentive arrangements is charged to the profit and loss account over the period between the date of grant and the vesting date.

As permitted by IFRS 1, only those options and awards granted after 7 November 2002 and not vested at 1 January 2005 have been restated on transition to IFRS.

2005 FINANCIAL INFORMATION - IFRS STATUTORY BASIS

(v) Dividends

In accordance with IAS 10 - 'Events after the balance sheet date', dividends payable on ordinary shares are recognised in equity once they are appropriately authorised and are no longer at the discretion of the Company. Dividends declared after the balance sheet date, but before the authorisation of the financial statements remain within Shareholders' Funds.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Introduction

As already noted under 'IFRS 1 Exemptions', the Group will not apply IAS 32 and 39 in the comparative figures to be published within the 2006 Financial Statements. These standards will therefore be adopted with effect from 1 October 2005. In order to provide information comparable to the 2006 Financial Statements, this section sets out illustrative financial information for the year ended 30 September 2005 analysing most of the changes arising from the implementation of these two standards. This includes primarily the effects of these standards on the Group's accounting for its loan balances with customers.

This section does not address the impact of the fair value provisions of IAS 39, which will primarily affect the accounting for those derivative contracts entered into by the Group for hedging purposes.

Basis of preparation

The Group is required to prepare its consolidated financial statements for the year ending 30 September 2006 in accordance with International Financial Reporting Standards and Interpretations which will be effective and endorsed by the European Union ('EU') as at 30 September 2006. In preparing this additional illustrative information the Group has applied the requirements of IAS 32 and IAS 39 in as far as they relate to the accounting for its loans to customers and borrowings balances, but not those requirements related to the fair valuing of derivative financial instruments.

Such instruments are held by the Group for hedging purposes only, and no trading in such items takes place. IAS 39 provides specific rules under which the effect on the result of the fair value provisions of IAS 39 is mitigated in the case of instruments held for hedging purposes; however such treatment is only permitted when the required hedging documentation is in place. IAS 39 was not issued in its final form until December 2004 and the Group was unable to put the relevant documentation in place to allow the appropriate treatment throughout the year ended 30 September 2005, rendering any results produced on a strict IFRS basis for that year potentially misleading. Hence these provisions are ignored for the purposes of this illustration.

The treatment shown represents the Group's present understanding of the effect which the EIR and Impairment provisions of IAS 32 and IAS 39 will have on the Group's accounting for its loan assets in the accounts for the year ending 30 September 2006. It is therefore possible that these treatments may change, in the light of any changes to IFRS or its interpretation or emerging market practice before those accounts are produced.

IFRS 1 exemptions

The exemptions applied in the preparation of this illustrative financial information are the same as those described in the previous section, with the exception that certain provisions of IAS 32 and IAS 39 have been adopted.

Accounting policies

The Group's accounting policies have been revised to comply with IFRS. Those changes required to adopt the 'statutory' basis are described in the previous section on pages 11 to 20. The additional changes to policies, and their impacts on the Group's financial statements for the year ended 30 September 2005 to adopt the 'proforma' basis, are described below and their effects shown in the tables on pages 42 to 46.

Where it is expected that a tax charge or credit will arise from the adjustment, provision for deferred tax is made at 30%, being the present rate of corporation tax in the UK. This is shown in the tables in the column showing the adjustment on which the charge or credit arises.

Effective interest rate - 'EIR'

Under IAS 39, the Group's loan assets are required to be accounted for on the 'amortised cost' basis. This requires that, for all loan assets other than those arising from hire purchase agreements, revenue be recognised on a constant basis over the estimated actual (not contractual) life of the loan, taking into account all costs and fees attributable to the loan, in the same way that all these factors would be taken into account in determining an investment return for a product. The rate at which income is recognised is referred to as the 'Effective Interest Rate' ('EIR'). The revenue stream includes estimated early redemption penalties.

For the Group this means that costs such as commissions and other external (but not internal) fees paid would be spread across the expected life of the loan, income such as up front fees would be spread on a similar basis and the effect of discounts offered would be spread over the expected life of the loan rather than the discount period. Similarly where fees or penalties are payable at the point of settlement, these also are required to be estimated and included in the EIR calculation. For items such as commissions, which are already spread under the Group's UK GAAP accounting policies, the new basis involves a change in the period over which they are spread, but for completion fees and similar items the income would be deferred rather than being taken at the advance date.

The impact of these changes, analysed by business segment, is shown in the table on page 40.

The adjustments in respect of the buy-to-let assets arise principally from spreading commissions paid over a longer period and the carry forward of fee income within loans to customers, while those on consumer finance assets relate principally to changes in the periods over which commissions are spread and the inclusion of terminal charges in the EIR calculations. The adjustments on other assets, which affect primarily owner-occupied mortgages written by Mortgage Trust before its acquisition by the Group, relate to changes in the periods over which commissions are spread and the spreading of initial fees and terminal fees.

Impairment

IAS 39 replaces the concept of provision for losses on customer loans with 'loan impairment'. An impairment is only recognised when there is evidence to suggest, at the balance sheet date that the value of the loan is impaired.

Under IFRS the amount of impairment provision required on any loan is that amount which would reduce the carrying value of the asset to the value of the future cash flows related to the loan, discounted at the original EIR. Where security exists, the security value can be used to offset any shortfall arising from the discounting approach. In the Group's UK GAAP provisioning methodology discounting is not used and therefore additional provisions are required by IFRS where balances are to be collected over a long period, as is the case with many of the assets held within the Group's closed loan books.

The change in definitions and the compulsory discounting methodology have resulted in changes to the Group's provisioning methodologies, with differing results on different asset portfolios. These are summarised in the table on page 40.

The largest part of the adjustment arises from the Group's closed portfolios, on loans arising from those business areas in which the Group is no longer active. The effect on the active businesses is not great, due in the greater part to their exemplary credit quality.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Changes arising from the use of EIR and IFRS Impairment model
Illustrative financial information

	30 September 2005 £m	31 March 2005 £m	1 October 2004 £m
BALANCE SHEET			
Increase / (decrease) in loans to customers			
Buy-to-let - EIR	1.2	1.2	(0.8)
Buy-to-let - Impairment	(0.1)	0.2	-
	1.1	1.4	(0.8)

Consumer finance - EIR	(0.1)	(5.1)	(6.6)
Consumer finance - Impairment	(3.8)	(1.8)	(1.8)
	(3.9)	(6.9)	(8.4)
Other assets - EIR	2.1	2.8	4.0
Other assets - Impairment	(96.9)	(93.8)	(92.3)
	(94.8)	(91.0)	(88.3)
Total EIR	3.2	(1.1)	(3.4)
Total Impairment	(100.8)	(95.4)	(94.1)
	(97.6)	(96.5)	(97.5)

INCOME STATEMENT

Increase / (decrease) in profit for the year / six months then ended

Buy-to-let - EIR	2.1	2.1
Buy-to-let - Impairment	(0.1)	0.2
	2.0	2.3
Consumer finance - EIR	6.5	1.4
Consumer finance - Impairment	(1.9)	-
	4.6	1.4
Other assets - EIR	(2.0)	(1.2)
Other assets - Impairment	(4.7)	(1.5)
	(6.7)	(2.7)
Total EIR	6.6	2.3
Total Impairment	(6.7)	(1.3)
	(0.1)	1.0

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Income recognition

The application of the EIR methodology to the loan book and the provisioning calculation changes the method by which it is assessed, under IAS 18, where an amount charged to a borrower is irrecoverable at the time at which the charge is made and therefore may not be recognised as revenue. The application of this new methodology results in the recognition in income of interest on delinquent accounts which had previously not been recognised on the grounds that it was expected to be irrecoverable. This has a corresponding effect on the charge for impairment.

The financial effect of this change is an increase in interest income of £10.9m being recognised in the income statement for the six months ended 31 March 2005, and an increase in interest income of £20.8m in the income statement for the year ended 30 September 2005, with, in each case, an equal increase in the amount charged for impairment.

Presentation

Under UK GAAP the Group has accounted for the cost of commissions paid to business introducers within interest payable and mortgage fee income as other income. Under IFRS both of these amounts form part of interest income and hence must be transferred to this line in the profit and loss account. In the year ended 30 September 2005 the amount included in interest payable for commissions was £34.9m and in the six months to 31 March 2005, £17.9m. Other operating income of £8.5m credited in the year ended 30 September 2005 and £3.1m credited in the six months ended 31 March 2005 has been included in the EIR calculation under IFRS.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Analysis of adjustments to the Income Statement - Proforma basis
Year ended 30 September 2005

	UK GAAP	Statutory basis adjustments	EIR	Impairment	Income recognition	Presentation	Proforma basis adjustments	Proforma basis
	£m	£m	£m	£m	£m	£m	£m	£m
Interest receivable	484.4	1.4	6.6	-	20.8	(26.4)	1.0	486.8
Interest payable	(387.5)	(3.3)	-	-	-	34.9	34.9	(355.9)
Net interest income	96.9	(1.9)	6.6	-	20.8	8.5	35.9	130.9
Other operating income	35.9	2.0	-	-	-	(8.5)	(8.5)	29.4
Total operating income	132.8	0.1	6.6	-	20.8	-	27.4	160.3
Operating expenses	(44.2)	(1.0)	-	-	-	-	-	(45.2)
Impairment losses	(15.9)	-	-	(6.7)	(20.8)	-	(27.5)	(43.4)
	72.7	(0.9)	6.6	(6.7)	-	-	(0.1)	71.7
Amortisation of goodwill	4.1	(4.1)	-	-	-	-	-	-
Operating profit before taxation	76.8	(5.0)	6.6	(6.7)	-	-	(0.1)	71.7
Taxation	(16.1)	0.1	(2.1)	2.1	-	-	-	(16.0)
Operating profit after taxation	60.7	(4.9)	4.5	(4.6)	-	-	(0.1)	55.7

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Analysis of adjustments to the Balance Sheet - Proforma basis
30 September 2005

	UK GAAP	Statutory basis adjustments	EIR	Impairment	Income recognition	Presentation	Proforma basis adjustments	Proforma basis
	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets								
Intangible assets	(9.9)	10.2	-	-	-	-	-	0.3
Property, plant and equipment	8.7	11.0	-	-	-	-	-	19.7
Financial assets	5,538.7	990.0	3.2	(100.8)	-	-	(97.6)	6,431.1
Deferred tax asset	-	5.7	(1.0)	30.2	-	-	29.2	34.9
	5,537.5	1,016.9	2.2	(70.6)	-	-	(68.4)	6,486.0
Current assets								
Other receivables	7.8	(1.2)	-	-	-	-	-	6.6
Cash and cash equivalents	445.2	85.2	-	-	-	-	-	530.4
	453.0	84.0	-	-	-	-	-	537.0
Total assets	5,990.5	1,100.9	2.2	(70.6)	-	-	(68.4)	7,023.0

Equity shareholders' funds								
Share capital	12.1	-	-	-	-	-	-	12.1
Share premium	70.2	-	-	-	-	-	-	70.2
Merger reserve	(70.2)	-	-	-	-	-	-	(70.2)
Profit and loss account	318.7	4.8	2.2	(70.6)	-	-	(68.4)	255.1
Share capital and reserves	330.8	4.8	2.2	(70.6)	-	-	(68.4)	267.2
Own shares	(22.8)	-	-	-	-	-	-	(22.8)
	308.0	4.8	2.2	(70.6)	-	-	(68.4)	244.4
Current liabilities								
Financial liabilities	-	0.9	-	-	-	-	-	0.9
Current tax liabilities	-	12.9	-	-	-	-	-	12.9
Other liabilities	81.7	(21.8)	-	-	-	-	-	59.9
	81.7	(8.0)	-	-	-	-	-	73.7
Non-current liabilities								
Financial liabilities	-	6,684.8	-	-	-	-	-	6,684.8
Deferred tax liability	-	0.7	-	-	-	-	-	0.7
Retirement benefit obligations	-	14.6	-	-	-	-	-	14.6
Provisions	2.8	(0.7)	-	-	-	-	-	2.1
Other liabilities	5,598.0	(5,595.3)	-	-	-	-	-	2.7

	5,600.8	1,104.1	-	-	-	-	-	6,704.9
	5,990.5	1,100.9	2.2	(70.6)	-	-	(68.4)	7,023.0

Page 44

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Analysis of adjustments to the Income Statement - Proforma basis
Six months ended 31 March 2005

	UK GAAP	Statutory basis adjustments	EIR	Impairment	Income recognition	Presentation	Proforma basis adjustments	Proforma basis
	£m	£m	£m	£m	£m	£m	£m	£m
Interest receivable	240.9	0.7	2.3	-	10.9	(14.8)	(1.6)	240.0
Interest payable	(194.9)	(1.6)	-	-	-	17.9	17.9	(178.6)
Net interest income	46.0	(0.9)	2.3	-	10.9	3.1	16.3	61.4
Other operating income	17.0	1.0	-	-	-	(3.1)	(3.1)	14.9
Total operating income	63.0	0.1	2.3	-	10.9	-	13.2	76.3
Operating expenses	(20.6)	(0.5)	-	-	-	-	-	(21.1)
Impairment losses	(8.5)	-	-	(1.3)	(10.9)	-	(12.2)	(20.7)
	33.9	(0.4)	2.3	(1.3)	-	-	1.0	34.5

Amortisation of goodwill	2.2	(2.2)	-	-	-	-	-	-
Operating profit before taxation	36.1	(2.6)	2.3	(1.3)	-	-	1.0	34.5
Taxation	(7.6)	-	(0.7)	0.4	-	-	(0.3)	(7.9)
Operating profit after taxation	28.5	(2.6)	1.6	(0.9)	-	-	0.7	26.6

Page 45

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Analysis of adjustments to the Balance Sheet - Proforma basis
31 March 2005

	UK GAAP	Statutory basis adjustments	EIR	Impairment	Income recognition	Presentation	Proforma basis adjustments	Proforma basis
	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets								
Intangible assets	(11.8)	12.1	-	-	-	-	-	0.3
Property, plant and equipment	9.1	11.4	-	-	-	-	-	20.5
Financial assets	4,885.9	1,201.1	(1.1)	(95.4)	-	-	(96.5)	5,990.5
Deferred tax asset	-	5.7	0.3	28.6	-	-	28.9	34.6

	4,883.2	1,230.3	(0.8)	(66.8)	-	-	(67.6)	6,045.9
Current assets								
Other receivables	7.6	(1.2)	-	-	-	-	-	6.4
Cash and cash equivalents	452.5	96.7	-	-	-	-	-	549.2
	460.1	95.5	-	-	-	-	-	555.6
Total assets	5,343.3	1,325.8	(0.8)	(66.8)	-	-	(67.6)	6,601.5
Equity shareholders' funds								
Share capital	12.0	-	-	-	-	-	-	12.0
Share premium	69.5	-	-	-	-	-	-	69.5
Merger reserve	(70.2)	-	-	-	-	-	-	(70.2)
Profit and loss account	293.8	4.0	(0.8)	(66.8)	-	-	(67.6)	230.2
Share capital and reserves	305.1	4.0	(0.8)	(66.8)	-	-	(67.6)	241.5
Own shares	(13.8)	-	-	-	-	-	-	(13.8)
	291.3	4.0	(0.8)	(66.8)	-	-	(67.6)	227.7
Current liabilities								
Financial liabilities	-	1.0	-	-	-	-	-	1.0
Current tax liabilities	-	13.6	-	-	-	-	-	13.6
Other liabilities	78.9	(19.6)	-	-	-	-	-	59.3
	78.9	(5.0)	-	-	-	-	-	73.9

Non-current liabilities								
Financial liabilities	-	6,278.1	-	-	-	-	-	6,278.1
Deferred tax liability	-	2.1	-	-	-	-	-	2.1
Retirement benefit obligations	-	14.5	-	-	-	-	-	14.5
Provisions	4.5	(2.1)	-	-	-	-	-	2.4
Other liabilities	4,968.6	(4,965.8)	-	-	-	-	-	2.8
	4,973.1	1,326.8	-	-	-	-	-	6,299.9
	5,343.3	1,325.8	(0.8)	(66.8)	-	-	(67.6)	6,601.5

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Analysis of adjustments to the Balance Sheet - Proforma basis
1 October 2004

	UK GAAP	Statutory basis adjustments	EIR	Impairment	Income recognition	Presentation	Proforma basis adjustments	Proforma basis
	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets								
Intangible assets	(14.0)	14.3	-	-	-	-	-	0.3
Property,								

plant and equipment	9.5	11.9	-	-	-	-	-	21.4
Financial assets	4,529.9	1,421.0	(3.4)	(94.1)	-	-	(97.5)	5,853.4
Deferred tax asset	-	5.7	1.0	28.2	-	-	29.2	34.9
	4,525.4	1,452.9	(2.4)	(65.9)	-	-	(68.3)	5,910.0
Current assets								
Other receivables	8.9	(1.3)	-	-	-	-	-	7.6
Cash and cash equivalents	402.5	99.3	-	-	-	-	-	501.8
	411.4	98.0	-	-	-	-	-	509.4
Total assets	4,936.8	1,550.9	(2.4)	(65.9)	-	-	(68.3)	6,419.4
Equity shareholders' funds								
Share capital	12.0	-	-	-	-	-	-	12.0
Share premium	68.8	-	-	-	-	-	-	68.8
Merger reserve	(70.2)	-	-	-	-	-	-	(70.2)
Profit and loss account	270.1	6.6	(2.4)	(65.9)	-	-	(68.3)	208.4
Share capital and reserves	280.7	6.6	(2.4)	(65.9)	-	-	(68.3)	219.0
Own shares	(12.3)	-	-	-	-	-	-	(12.3)
	268.4	6.6	(2.4)	(65.9)	-	-	(68.3)	206.7
Current liabilities								
Financial								

liabilities	-	1.6	-	-	-	-	-	1.6
Current tax liabilities	-	7.7	-	-	-	-	-	7.7
Other liabilities	68.0	(14.2)	-	-	-	-	-	53.8
	68.0	(4.9)	-	-	-	-	-	63.1
Non-current liabilities								
Financial liabilities	-	6,126.5	-	-	-	-	-	6,126.5
Deferred tax liability	-	2.1	-	-	-	-	-	2.1
Retirement benefit obligations	-	14.3	-	-	-	-	-	14.3
Provisions	5.6	(2.1)	-	-	-	-	-	3.5
Other liabilities	4,594.8	(4,591.6)	-	-	-	-	-	3.2
	4,600.4	1,549.2	-	-	-	-	-	6,149.6
	4,936.8	1,550.9	(2.4)	(65.9)	-	-	(68.3)	6,419.4

Page 47

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Income Statement - Proforma basis
Year ended 30 September 2005

	IFRS Proforma basis Year ended	UK GAAP Year ended

	30 September 2005 £m	30 September 2005 £m
Interest receivable	486.8	484.4
Interest payable and similar charges	(355.9)	(387.5)
Net interest income	130.9	96.9
Other operating income	29.4	35.9
Total operating income	160.3	132.8
Operating expenses	(45.2)	(44.2)
Provisions for losses	(43.4)	(15.9)
	71.7	72.7
Amortisation of goodwill	-	4.1
Operating profit being profit on ordinary activities before taxation	71.7	76.8
Tax charge on profit on ordinary activities	(16.0)	(16.1)
Profit on ordinary activities after taxation for the financial year	55.7	60.7
Earnings per share		
- basic	48.8p	53.3p
- diluted	46.8p	51.1p

The results for the year relate entirely to continuing operations.

UK GAAP profit and loss accounts are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Balance Sheets - Proforma basis

30 September 2005 and 1 October 2004

	IFRS Proforma basis		UK GAAP	
	30 September 2005 £m	1 October 2004 £m	30 September 2005 £m	1 October 2004 £m
Assets employed				
Non-current assets				
Intangible assets	0.3	0.3	(9.9)	(14.0)
Property, plant and equipment	19.7	21.4	8.7	9.5
Financial assets	6,431.1	5,853.4	5,538.7	4,529.9
Deferred tax assets	34.9	34.9	-	-
	6,486.0	5,910.0	5,537.5	4,525.4
Current assets				
Other receivables	6.6	7.6	7.8	8.9
Cash and cash equivalents	530.4	501.8	445.2	402.5
	537.0	509.4	453.0	411.4
	7,023.0	6,419.4	5,990.5	4,936.8
Financed by				
Equity shareholders' funds				
Called-up share capital	12.1	12.0	12.1	12.0
Share premium account	70.2	68.8	70.2	68.8
Merger reserve	(70.2)	(70.2)	(70.2)	(70.2)
Profit and loss account	255.1	208.4	318.7	270.1
Share capital and reserves	267.2	219.0	330.8	280.7
Own shares	(22.8)	(12.3)	(22.8)	(12.3)
	244.4	206.7	308.0	268.4

Current liabilities

Financial liabilities	0.9	1.6	-	-
Current tax liabilities	12.9	7.7	-	-
Other liabilities	59.9	53.8	81.7	68.0
	73.7	63.1	81.7	68.0
Non-current liabilities				
Financial liabilities	6,684.8	6,126.5	-	-
Deferred tax liability	0.7	2.1	-	-
Retirement benefit obligations	14.6	14.3	-	-
Provisions	2.1	3.5	2.8	5.6
Other liabilities	2.7	3.2	5,598.0	4,594.8
	6,704.9	6,149.6	5,600.8	4,600.4
	7,023.0	6,419.4	5,990.5	4,936.8

UK GAAP balance sheets are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Statement of Recognised Income and Expense - Proforma basis
Year ended 30 September 2005

	IFRS Proforma basis Year ended 30 September 2005 £m	UK GAAP Year ended 30 September 2005 £m
Profit for the period	55.7	60.7
Actuarial gain / (loss) on pension	-	-

deficit		
Tax on items taken directly to equity	-	-
Total recognised income and expense for the period	55.7	60.7

Consolidated Reconciliation of Movements in Equity - Proforma basis
Year ended 30 September 2005

	IFRS Proforma basis Year ended 30 September 2005 £m	UK GAAP Year ended 30 September 2005 £m
Total recognised income and expense for the period	55.7	60.7
Dividends	(12.4)	(14.4)
Net movement in own shares	(10.5)	(10.5)
Surplus on transactions in own shares	2.3	2.3
Charge for share based payments	2.6	1.5
Total movements in equity in the period	37.7	39.6
Opening equity	206.7	268.4
Closing equity	244.4	308.0

Earnings per share

The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares outstanding during the period. For the year ended 30 September 2005 the weighted average number of shares outstanding was 114.1 million.

The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the year ended 30 September 2005 the adjusted weighted average number of shares outstanding was 119.0 million.

Neither of the above numbers of shares is affected by the transition to IFRS.

Page 51

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Income Statement - Proforma basis
Six months ended 31 March 2005

	IFRS Proforma basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Interest receivable	240.0	240.9
Interest payable and similar charges	(178.6)	(194.9)
Net interest income	61.4	46.0
Other operating income	14.9	17.0
Total operating income	76.3	63.0
Operating expenses	(21.1)	(20.6)
Provisions for losses	(20.7)	(8.5)
	34.5	33.9

Amortisation of goodwill	-	2.2
Operating profit being profit on ordinary activities before taxation	34.5	36.1
Tax charge on profit on ordinary activities	(7.9)	(7.6)
Profit on ordinary activities after taxation for the financial year	26.6	28.5
Earnings per share		
- basic	23.3p	24.9p
- diluted	22.4p	23.9p

The results for the year relate entirely to continuing operations.

UK GAAP profit and loss accounts are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Balance Sheet - Proforma basis
31 March 2005

	IFRS Proforma basis 31 March 2005 £m	UK GAAP 31 March 2005 £m
Assets employed		
Non-current assets		
Intangible assets	0.3	(11.8)
Property, plant and equipment	20.5	9.1
Financial assets	5,990.5	4,885.9
Deferred tax assets	34.6	-

	6,045.9	4,883.2
Current assets		
Other receivables	6.4	7.6
Cash and cash equivalents	549.2	452.5
	555.6	460.1
	6,601.5	5,343.3
Financed by		
Equity shareholders' funds		
Called-up share capital	12.0	12.0
Share premium account	69.5	69.5
Merger reserve	(70.2)	(70.2)
Profit and loss account	230.2	293.8
Share capital and reserves	241.5	305.1
Own shares	(13.8)	(13.8)
	227.7	291.3
Current liabilities		
Financial liabilities	1.0	-
Current tax liabilities	13.6	-
Other liabilities	59.3	78.9
	73.9	78.9
Non-current liabilities		
Financial liabilities	6,278.1	-
Deferred tax liability	2.1	-
Retirement benefit obligations	14.5	-
Provisions	2.4	4.5
Other liabilities	2.8	4,968.6
	6,299.9	4,973.1
	6,601.5	5,343.3

UK GAAP balance sheets are presented in accordance with IFRS format.

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Consolidated Statement of Recognised Income and Expense - Proforma basis
Six months ended 31 March 2005

	IFRS Proforma basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Profit for the period	26.6	28.5
Actuarial gain / (loss) on pension deficit	-	-
Tax on items taken directly to equity	-	-
Total recognised income and expense for the period	26.6	28.5

Consolidated Reconciliation of Movements in Equity - Proforma basis
Six months ended 31 March 2005

	IFRS Proforma basis Six months ended 31 March 2005 £m	UK GAAP Six months ended 31 March 2005 £m
Total recognised income and		

expense for the period	26.6	28.5
Dividends	(6.5)	(6.0)
Net movement in own shares	(1.5)	(1.5)
Surplus on transactions in own shares	1.3	1.3
Charge for share based payments	1.1	0.6
Total movements in equity in the period	21.0	22.9
Opening equity	206.7	268.4
Closing equity	227.7	291.3

2005 FINANCIAL INFORMATION - IFRS PROFORMA BASIS

Earnings per share

The basic earnings per share figures have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares outstanding during the period. For the six months ended 31 March 2005 this number was 114.2 million.

The diluted earnings per share figures have been calculated by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares. For the six months ended 31 March 2005 this number was 119.0 million.

Neither of the above numbers of shares is affected by the transition to IFRS.

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Implementation of IFRS - P2
Released	07:00 21-Feb-06
Number	6871Y

RNS Number:6871Y
Paragon Group Of Companies PLC
21 February 2006

Page 55

ILLUSTRATIVE RESTATEMENT OF 1 OCTOBER 2005 BALANCE SHEET UNDER IFRS

Introduction

This section presents the balance sheet of the Group as at 1 October 2005, restated on the basis which the Group expects to use in compiling its financial statements for the year ending 30 September 2006.

Basis of preparation

The Group is required to prepare its consolidated financial statements for the year ending 30 September 2006 in accordance with the International Financial Reporting Standards which are expected to be effective and endorsed by the European Union at 30 September 2006.

This section should be read in conjunction with the information presented in the earlier sections.

The treatment shown represents the Group's present understanding of the effect which the full application of IFRS will have on the Group's accounting in the accounts for the year ending 30 September 2006. It is therefore possible that these treatments may change, in the light of any changes to IFRS or its interpretation or in emerging market practice before those accounts are produced.

IFRS 1 Exemptions

IFRS 1 sets out procedures which the Group must follow when it adopts IFRS for the first time as the basis of preparation of its consolidated financial statements. The Group is required to determine appropriate accounting policies in compliance with IFRS and, in general, to apply them retrospectively in determining the opening IFRS balance sheet at its date of transition, 1 October 2004.

The particular exemptions being applied by the Group are discussed in the earlier sections of this document.

IFRS 1 allows that IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' be applied with effect from 1 October 2005, without retrospective restatement of figures reported for earlier periods. The Group has taken advantage of this exemption and this section shows how the adoption of these standards affects the consolidated balance sheet at that date.

Under IAS 39 hedge accounting is permitted, but the standard requires that hedges are designated and fully documented at their inception. IFRS 1 extends this to allow hedge accounting for any existing hedges at 1 October 2005, so long as the appropriate documentation is in place at that date, and the Group has taken advantage of this exemption. IFRS 1 restricts the hedge accounting adjustments at 1 October 2005 to the lower of the hedge adjustment arising on the hedged item and that arising on the hedging instrument.

Accounting policies

The Group's accounting policies have been revised to comply with IFRS. Those changes required to adopt the Proforma basis are described in the previous section on pages 38 to 46. The additional changes to policies to adopt IFRS in full (the 'On-going basis'), and their impact on the Group's balance sheet at 1 October 2005, are described below and shown in the table on page 57.

Fair Values and hedging

Under IAS 39 certain financial instruments are carried at fair value, including all derivatives. Movement in these fair values is shown in the income statement for the period, but this effect is mitigated where the derivative is used for hedging purposes and can be shown to be 'highly effective', subject to the hedge accounting criteria of IAS 39 being met.

ILLUSTRATIVE RESTATEMENT OF 1 OCTOBER 2005 BALANCE SHEET UNDER IFRS

Where a derivative is designated as a fair value hedge, the carrying value of hedged items is adjusted for those changes in fair value relating to the hedged risk and this adjustment is offset against the movement in the fair value of the derivative in the income statement. Where a derivative is designated as a cash flow hedge, only that part of the movement in fair value relating to inefficiency in the hedging arrangement affects profit, the remainder being taken to equity. Any gains or losses taken to equity will be recognised in the income statement at the same time as the effect of the hedged item.

Compared to the Group's balance sheet at 30 September 2005 prepared under the Proforma basis (which excludes fair value and hedging impacts), application of the full requirements of IAS 32 and IAS 39 reduces the Group's net assets and total equity by £4.1m.

ILLUSTRATIVE RESTATEMENT OF 1 OCTOBER 2005 BALANCE SHEET UNDER IFRS

Analysis of adjustments to the Balance Sheet
1 October 2005

	UK GAAP	Statutory basis adjustments	Statutory basis	Proforma basis adjustments	Proforma basis	Fair value adjustments	On-going IFRS basis
	£m	£m	£m	£m	£m	£m	£m
Non-current assets							
Intangible assets	(9.9)	10.2	0.3	-	0.3	-	0.3
Property, plant and equipment	8.7	11.0	19.7	-	19.7	-	19.7
Financial assets	5,538.7	990.0	6,528.7	(97.6)	6,431.1	23.9	6,455.0

Deferred tax asset	-	5.7	5.7	29.2	34.9	1.7	36.6
	5,537.5	1,016.9	6,554.4	(68.4)	6,486.0	25.6	6,511.6
Current assets							
Other receivables	7.8	(1.2)	6.6	-	6.6	(2.3)	4.3
Cash and cash equivalents	445.2	85.2	530.4	-	530.4	-	530.4
	453.0	84.0	537.0	-	537.0	(2.3)	534.7
Total assets	5,990.5	1,100.9	7,091.4	(68.4)	7,023.0	23.3	7,046.3
Equity shareholders' funds							
Share capital	12.1	-	12.1	-	12.1	-	12.1
Share premium	70.2	-	70.2	-	70.2	-	70.2
Merger reserve	(70.2)	-	(70.2)	-	(70.2)	-	(70.2)
Cash flow hedge reserve	-	-	-	-	-	(2.6)	(2.6)
Profit and loss account	318.7	4.8	323.5	(68.4)	255.1	(1.5)	253.6
Share capital and reserves	330.8	4.8	335.6	(68.4)	267.2	(4.1)	263.1
Own shares	(22.8)	-	(22.8)	-	(22.8)	-	(22.8)
	308.0	4.8	312.8	(68.4)	244.4	(4.1)	240.3
Current liabilities							
Financial liabilities	-	0.9	0.9	-	0.9	-	0.9
Current tax liabilities	-	12.9	12.9	-	12.9	-	12.9

Other liabilities	81.7	(21.8)	59.9	-	59.9	(1.6)	58.3
	81.7	(8.0)	73.7	-	73.7	(1.6)	72.1
Non-current liabilities							
Financial liabilities	-	6,684.8	6,684.8	-	6,684.8	29.0	6,713.8
Deferred tax liability	-	0.7	0.7	-	0.7	-	0.7
Retirement benefit obligations	-	14.6	14.6	-	14.6	-	14.6
Provisions	2.8	(0.7)	2.1	-	2.1	-	2.1
Other liabilities	5,598.0	(5,595.3)	2.7	-	2.7	-	2.7
	5,600.8	1,104.1	6,704.9	-	6,704.9	29.0	6,733.9
	5,990.5	1,100.9	7,091.4	(68.4)	7,023.0	23.3	7,046.3

Page 58

PRESENTATIONAL CHANGES TO 2005 UK GAAP RESULTS

The presentation of financial information under IFRS is governed by IAS 1. In some cases this will require the presentation of an item in a different position, or the use of a different description in the IFRS income statement or balance sheet to that adopted in the UK GAAP profit and loss account or balance sheet.

To aid understanding, in the preceding sections UK GAAP financial information is presented in accordance with IFRS formats. This section demonstrates how that information is derived from that published in the Annual Report and Accounts for the year ended 30 September 2005 and the Interim Report for the six months ended 31 March 2005.

This section includes adjustments to reclassify balances held within the Group's contract hire business, because this better reflects the nature of the assets

and liabilities. There is no impact on the profit and loss account from this change.

All other changes arise from relocation of items. Any changes which relate to the adoption of a different accounting policy, or the inclusion on the face of the primary financial statements of items previously shown in notes to the accounts are dealt with in the preceding sections.

Conversion of UK GAAP Profit and Loss Account to IFRS format
Year to 30 September 2005

Profit and Loss Account presented under UK GAAP	£m	£m	£m	£m	UK GAAP information in IFRS Income Statement format
Interest receivable		484.4	-	484.4	Interest receivable
Interest payable and similar charges		(387.5)	-	(387.5)	Interest payable
Net interest income		96.9	-	96.9	Net interest income
Other operating income		35.9	-	35.9	Other operating income
Total operating income		132.8	-	132.8	Total operating income
Operating expense					
Other operating expenses	(44.2)				
Amortisation of negative goodwill	4.1				

Total operating expenses	(40.1)	(4.1)	(44.2)	Operating expenses
Provisions for losses	(15.9)	-	(15.9)	Impairment losses
		(4.1)	72.7	
		4.1	4.1	Amortisation of negative goodwill
Operating profit being profit on ordinary activities before taxation	76.8	-	76.8	Operating profit before taxation
Tax charge on profit on ordinary activities	(16.1)	-	(16.1)	Taxation
Profit on ordinary activities after taxation for the financial year	60.7	-	60.7	Operating profit after taxation
Equity dividend	(14.4)			
Retained profit	46.3			

Under IFRS dividends are shown as a deduction from reserves rather than on the face of the income statement.

PRESENTATIONAL CHANGES TO 2005 UK GAAP RESULTS

Conversion of UK GAAP balance sheet to IFRS format
30 September 2005

Balance Sheet presented under UK GAAP	£m	£m	£m	£m	UK GAAP information in IFRS Balance Sheet format
Assets Employed					
Fixed assets					Non-current assets
Intangible assets					
Negative goodwill		(9.9)	-	(9.9)	Intangible assets
Tangible assets		3.6	5.1	8.7	Property, plant and equipment
Investments					
Assets subject to non-recourse finance	1,116.0				
Non-recourse finance	(1,075.2)				
	40.8				
Loans to customers	5,497.9				
		5,538.7	-	5,538.7	Financial assets
				-	Deferred tax asset
		5,532.4	5.1	5,537.5	
Current assets					Current assets
Stocks	3.0		(3.0)		
Debtors falling due within one					

year	7.7		0.1	7.8	Other receivables
Investments	285.7		(285.7)		
Cash at bank and in hand	159.5		285.7	445.2	Cash and cash equivalents
		455.9	(2.9)	453.0	
		5,988.3	2.2	5,990.5	
Financed by Equity shareholders' funds					Equity shareholders' funds
Called-up share capital		12.1	-	12.1	Share capital
Share premium account	70.2		-	70.2	Share premium
Merger reserve	(70.2)		-	(70.2)	Merger reserve
Profit and loss account	318.7		-	318.7	Profit and loss account
		318.7			
Share capital and reserves		330.8	-	330.8	Share capital and reserves
Own shares		(22.8)	-	(22.8)	Own shares
		308.0	-	308.0	
Provisions for liabilities and charges		2.8	(2.8)		Current liabilities
				-	Financial liabilities
Creditors				-	Current tax liabilities
Amounts falling due within one year	80.6		1.1	81.7	Other liabilities
			1.1	81.7	

	£m	£m	£m	£m	
					Non-current liabilities
				-	Financial liabilities
				-	Deferred tax liabilities
				-	Retirement benefit obligations
			2.8	2.8	Provisions
Amounts falling due after more than one year	5,596.9		1.1	5,598.0	Other liabilities
		5,677.5	3.9	5,600.8	
		5,988.3	2.2	5,990.5	

Page 60

PRESENTATIONAL CHANGES TO 2005 UK GAAP RESULTS

Conversion of UK GAAP Profit and Loss Account to IFRS format
Six months to 31 March 2005

Profit and Loss Account presented under UK GAAP	£m	£m	£m	£m	UK GAAP information in IFRS Income Statement format
Interest receivable		240.9	-	240.9	Interest receivable
Interest payable and similar					

charges		(194.9)	-	(194.9)	Interest payable
Net interest income		46.0	-	46.0	Net interest income
Other operating income		17.0	-	17.0	Other operating income
Total operating income		63.0	-	63.0	Total operating income
Operating expense					
Other operating expenses	(20.6)				
Amortisation of negative goodwill	2.2				
Total operating expenses		(18.4)	(2.2)	(20.6)	Operating expenses
Provisions for losses		(8.5)	-	(8.5)	Impairment losses
			(2.2)	33.9	
			2.2	2.2	Amortisation of negative goodwill
Operating profit being profit on ordinary activities before taxation		36.1	-	36.1	Operating profit before taxation
Tax charge on profit on ordinary activities		(7.6)	-	(7.6)	Taxation
Profit on ordinary					

activities after taxation for the financial year	28.5	-	28.5	Operating profit after taxation
Equity dividend	(6.0)			
Retained profit	22.5			

Under IFRS dividends are shown as a deduction from reserves rather than on the face of the income statement.

PRESENTATIONAL CHANGES TO 2005 UK GAAP RESULTS

Conversion of UK GAAP Balance Sheet to IFRS format
31 March 2005

Balance Sheet presented under UK GAAP	£m	£m	£m	£m	UK GAAP information in IFRS Balance Sheet format
Assets Employed					
Fixed assets					Non-current assets
Intangible assets					
Negative goodwill		(11.8)	-	(11.8)	Intangible assets
Tangible assets		3.7	5.4	9.1	Property, plant and equipment
Investments					
Assets subject to non-recourse finance	1,341.2				
Non-recourse					

finance	(1,297.8)				
	43.4				
Loans to customers	4,842.5				
		4,885.9	-	4,885.9	Financial assets
				-	Deferred tax asset
		4,877.8	5.4	4,883.2	
Current assets					Current assets
Stocks	3.2		(3.2)		
Debtors falling due within one year	7.5		0.1	7.6	Other receivables
Cash at bank and investments	452.5		-	452.5	Cash and cash equivalents
		463.2	(3.1)	460.1	
		5,341.0	2.3	5,343.3	
Financed by					
Equity shareholders' funds					Equity shareholders' funds
Called-up share capital		12.0	-	12.0	Share capital
Share premium account		69.5	-	69.5	Share premium
Merger reserve		(70.2)	-	(70.2)	Merger reserve
Profit and loss account		293.8	-	293.8	Profit and loss account
Share capital and reserves		305.1	-	305.1	Share capital and reserves
Own shares		(13.8)	-	(13.8)	Own shares
		291.3	-	291.3	

Provisions for liabilities and charges	4.5	(4.5)		Current liabilities
			-	Financial liabilities
Creditors			-	Current tax liabilities
Amounts falling due within one year	77.8	1.1	78.9	Other liabilities
		1.1	78.9	
				Non-current liabilities
			-	Financial liabilities
			-	Deferred tax liabilities
			-	Retirement benefit obligations
		4.5	4.5	Provisions
Amounts falling due after more than one year	4,967.4	1.2	4,968.6	Other liabilities
		5.7	4,973.1	
	5,341.0	2.3	5,343.3	

Page 62

PRESENTATIONAL CHANGES TO 2005 UK GAAP RESULTS

Conversion of UK GAAP Balance Sheet to IFRS format
30 September 2004

Balance Sheet presented under UK GAAP	£m	£m	£m	£m	UK GAAP information in IFRS Balance Sheet format
Assets Employed					
Fixed assets					Non-current assets
Intangible assets					
Negative goodwill		(14.0)	-	(14.0)	Intangible assets
Tangible assets		3.4	6.1	9.5	Property, plant and equipment
Investments					
Assets subject to non-recourse finance	1,557.7				
Non-recourse finance	(1,520.3)				
	37.4				
Loans to customers	4,492.5				
		4,529.9	-	4,529.9	Financial assets
				-	Deferred tax asset
		4,519.3	6.1	4,525.4	
Current assets					Current assets
Stocks	3.4		(3.4)		
Debtors falling due within one year	8.8		0.1	8.9	Other receivables
Investments	230.5		(230.5)		
Cash at bank and in hand	172.0		230.5	402.5	Cash and cash equivalents
		414.7	(3.3)	411.4	

		4,934.0	2.8	4,936.8	
Financed by Equity shareholders' funds					Equity shareholders' funds
Called-up share capital		12.0	-	12.0	Share capital
Share premium account	68.8		-	68.8	Share premium
Merger reserve	(70.2)		-	(70.2)	Merger reserve
Profit and loss account	270.1		-	270.1	Profit and loss account
		268.7			
Share capital and reserves		280.7	-	280.7	Share capital and reserves
Own shares		(12.3)	-	(12.3)	Own shares
		268.4	-	268.4	
Provisions for liabilities and charges		5.6	(5.6)		Current liabilities
				-	Financial liabilities
Creditors				-	Current tax liabilities
Amounts falling due within one year	66.4		1.6	68.0	Other liabilities
			1.6	68.0	
					Non-current liabilities
				-	Financial liabilities
				-	Deferred tax liabilities

				-	Retirement benefit obligations
			5.6	5.6	Provisions
Amounts falling due after more than one year	4,593.6		1.2	4,594.8	Other liabilities
		4,660.0	6.8	4,600.4	
		4,934.0	2.8	4,936.8	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading and IFRS Statement
Released	07:00 21-Feb-06
Number	6856Y

RNS Number:6856Y
Paragon Group Of Companies PLC
21 February 2006

TRADING STATEMENT AND IFRS UPDATE

Paragon Group of Companies PLC today announces an update on its current trading. It also announces that it will be briefing investors and analysts on the key impacts of its adoption of International Financial Reporting Standards ('IFRS'). The Group has adopted IFRS for the year ending 30 September 2006.

Trading Statement

Lending activity has been strong in the year to date, with completions already in excess of £1 billion, some 60% higher than a year ago. This growth is principally attributable to the buy-to-let business, where application flows and completed loans are significantly ahead of the comparable period last year, whilst activity in the consumer finance businesses remains at similar levels to last year in accordance with our expectations.

The Board is confident, at this stage, that our objectives for this year will be achievable and we expect to be able to report good progress in our interim report to shareholders during May.

IFRS Update

IFRS briefing published today includes Income Statements for the six months ended 31 March 2005 and the year ended 30 September 2005, Balance Sheets as at 1 October 2004, 31 March 2005, 30 September 2005 and 1 October 2005, Statements of Recognised Income and Expense for the periods ended 31 March 2005 and 30 September 2005 and Reconciliations of Movements in Equity for the periods ended 31 March 2005 and 30 September 2005 converted from UK GAAP to IFRS together with detailed explanations of the key changes.

In accordance with the exemptions available in IFRS 1, the Group has not restated its 2005 results for the effects of the adoption of IAS 32 and 39, dealing with financial instruments. The figures which will be shown as comparatives in the 2006 accounts and interims are:

	30 September 2005		31 March 2005	
	IFRS	UK GAAP	IFRS	UK GAAP
Profit for the period, excluding amortisation of goodwill	£71.8m	£72.7m	£33.5m	£33.9m
* Profit after tax	£55.8m	£60.7m	£25.9m	£28.5m
* Basic earnings per share	48.9p	53.3p	22.7p	24.9p
Net assets	£312.8m	£308.0m	£295.3m	£291.3m

* The UK GAAP figures include a credit to the profit and loss account of £4.1

million for the year ended 30 September 2005, (£2.2 million for the six months ended 31 March 2005) in respect of amortisation of negative goodwill, which is excluded from the IFRS comparatives.

The principal changes reflected above are:

- Negative goodwill from the acquisition of Mortgage Trust no longer carried in the balance sheet and amortised.
- Recognition of defined benefit pension scheme deficit in liabilities.
- Dividends payable not recognised until approved.
- Changes in treatment of leasehold assets.
- Additional charges for share based payment.

Whilst the effects of IAS 32 and 39 are not included in the statutory comparatives, the Group has prepared pro forma comparatives which include the impairment and amortised cost provisions of these standards. On this basis the reported figures would have been as follows:

	30 September 2005		31 March 2005	
	IFRS	UK GAAP	IFRS	UK GAAP
Profit for the period, excluding amortisation of goodwill	£71.7m	£72.7m	£34.5m	£33.9m
* Profit after tax	£55.7m	£60.7m	£26.6m	£28.5m
* Basic earnings per share	48.8p	53.3p	23.3p	24.9p
Net assets	£244.4m	£308.0m	£227.7m	£291.3m

* The UK GAAP figures include a credit to the profit and loss account of £4.1 million for the year ended 30 September 2005, (£2.2 million for the six months ended 31 March 2005) in respect of amortisation of negative goodwill, which is excluded from the IFRS comparatives.

The IFRS pro forma profit is similar to the IFRS comparative profit shown above and results, through the application of IAS 32 and 39, from a £6.6 million credit from income recognition being offset by a £6.7 million increase in impairment charges. On a divisional breakdown, a benefit of £6.6 million arises in the Group's ongoing buy-to-let and consumer finance businesses, offset by a reduction in profit within the Group's discontinued businesses (comprising primarily the unsecured personal loan book and the residual owner-occupied :tgage portfolios) of £6.7 million against the comparative.

The reduction in net worth as a result of the application of IAS 32 and 39 arises principally from a reduction in the value of loans to customers within the Group's discontinued business areas, particularly the unsecured personal loan book where a high discount rate has been applied to expected cash flows.

Accounting under IFRS does not affect the fundamentals of the Group's business, but reflects a different basis of measurement and presentation of its performance in any one accounting period. The business, its cash flows and hedging policies are unaffected by what is principally an issue of the timing of recognition of income, costs, assets and liabilities.

For further information please contact:

Nigel S Terrington
Chief Executive - Telephone 0121 712 2024

or

Nicholas Keen
Finance Director - Telephone 0121 712 2060

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:15 27-Feb-06
Number	9868Y

RNS Number:9868Y
Paragon Group Of Companies PLC
27 February 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 13,825,565 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.62% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:18 01-Mar-06
Number	1591Z

RNS Number:1591Z
Paragon Group Of Companies PLC
01 March 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1 Name of company
PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NIGEL TERRINGTON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR'S SPOUSE

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JACQUELINE TERRINGTON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR'S SPOUSE

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
6,965

....

8. Percentage of issued class
0.006%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
PURCHASES:

6,965 SHARES @ £6.75 PER SHARE

....

13. Date of transaction
1 MARCH 2006

....

14. Date company informed
1 MARCH 2006

....

15. Total holding following this notification
120,170

....

16. Total percentage holding of issued class following this notification
0.101%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
1 MARCH 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NICHOLAS KEEN

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
5,221

....

8. Percentage of issued class
0.004%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
PURCHASES:

5,221 SHARES @ £6.75 PER SHARE

....

13. Date of transaction
1 MARCH 2006

....

14. Date company informed
1 MARCH 2006

....

15. Total holding following this notification
49,337

....

16. Total percentage holding of issued class following this notification
0.041%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
1 MARCH 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
PAWAN PANDYA

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
PAWAN PANDYA

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS AND SALE OF SHARES

....

7. Number of shares / amount of stock acquired
140,000

....

8. Percentage of issued class
0.118%

....

9. Number of shares/amount of stock disposed
103,000

....

10. Percentage of issued class
0.087%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
PURCHASES:

60,000 SHARES @ £2.480 PER SHARE
[illegible],000 SHARES @ £1.865 PER SHARE

140,000

103,000 SHARES SOLD AT £6.75 PER SHARE, 37,000 RETAINED

....

13. Date of transaction
1 MARCH 2006

....

14. Date company informed
1 MARCH 2006

....

15. Total holding following this notification
37,000

....

[illegible] Total percentage holding of issued class following this notification
0.031%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
HN G. GEMMELL
....

Date of Notification
1 MARCH 2006
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JONATHAN PERRY
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY
....

5. Please state whether notification relates to a person(s) connected with the

director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE OPTIONS AND SALE OF SHARES

....

7. Number of shares / amount of stock acquired
610,000

....

8. Percentage of issued class
0.513%

....

9. Number of shares/amount of stock disposed
610,000

....

10. Percentage of issued class
.513%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
PURCHASES:

200,000 SHARES @ £1.485 PER SHARE
170,000 SHARES @ £2.480 PER SHARE
20,000 SHARES @ £1.865 PER SHARE
120,000 SHARES @ £2.180 PER SHARE
100,000 SHARES @ £1.470 PER SHARE

610,000

SOLD AT £6.75 PER SHARE

....

13. Date of transaction
1 MARCH 2006

....

14. Date company informed
1 MARCH 2006

....

15. Total holding following this notification
309,579

....

16. Total percentage holding of issued class following this notification
0.260%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
1 MARCH 2006
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:24 01-Mar-06
Number	1599Z

RNS Number:1599Z
Paragon Group Of Companies PLC
01 March 2006

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 1 March 2006 The Paragon Group of Companies PLC Employee Trust purchased 514,909 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") at 675p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon Performance Share Plan, Matching Share Plan and Deferred Bonus Scheme which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total shares held by the various Paragon Group of Companies PLC Employee Trusts is 5,913,841.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:15 08-Mar-06
Number	5117Z

RNS Number:5117Z
Paragon Group Of Companies PLC
08 March 2006

DIRECTOR SHAREHOLDING

On 7 March 2006 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	35,722	07/03/09 - 07/09/09	395,426
N Keen	26,778	07/03/09 - 07/09/09	293,125
J A Heron	15,111	07/03/09 - 07/09/09	152,475
P Pandya	15,111	07/03/09 - 07/09/09	154,668

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of these conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2005. For the TSR measure, performance will be measured over the single three year period commencing 1 January 2006. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	15:17 13-Mar-06
Number	7107Z

RNS Number:7107Z
Paragon Group Of Companies PLC
13 March 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 12/09/2005 .... To 11/03/2006 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
305,000
....

5. Number of shares issued / allotted under scheme during period:
115,000
....

6. Balance under scheme not yet issued / allotted at end of period
190,000
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
121,041,226 GROSS

119,251,226 NET OF SHARES HELD IN TREASURY

....

Contact for queries:

Name JOHN GEMMELL

....

Address ST CATHERINE'S COURT
HERBERT ROAD
SOLIHULL
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2006 JUL 10 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:46 14-Mar-06
Number	7551Z

RNS Number:7551Z
Paragon Group Of Companies PLC
14 March 2006

DIRECTOR SHAREHOLDING

On 13 March 2006 the trustee of The Paragon Group of Companies PLC Employee Trust ("the Trustee") granted the following award of Ordinary Shares of 10p to certain directors of the Company, for nil consideration or payment, under the Company's Deferred Annual Bonus Scheme in respect of the bonuses for the year ended 30 September 2005.

Director	Award granted	Transfer date
N S Terrington	22,904	1 October 2008
N Keen	17,178	1 October 2008
J A Heron	9,416	1 October 2008
P Pandya	9,416	1 October 2008

Under the terms of the scheme the Trustee will procure that the shares are transferred to the scheme participants as soon as reasonably practicable after the transfer date reported above, subject to a participant continuing to hold office or employment with The Paragon Group of Companies PLC and to the provisions of the Model Code.

Enquiries:

John G Gemmell, Group Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:53 14-Mar-06
Number	7560Z

RNS Number:7560Z
Paragon Group Of Companies PLC
14 March 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
AS ABOVE

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
3,650

....

8. Percentage of issued class
0.003%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P EACH

....

12. Price per share
£6.81

....

13. Date of transaction
13/03/2006

....

14. Date company informed
13/03/2006

....

15. Total holding following this notification
9,250

....

16. Total percentage holding of issued class following this notification
0.007%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
14/03/2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	10:57 14-Mar-06
Number	7568Z

RNS Number:7568Z
Paragon Group Of Companies PLC
14 March 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
PAWAN PANDYA

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
AS ABOVE

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES AND EXERCISE OF AWARD UNDER THE PARAGON PERFORMANCE SHARE PLAN ("PPSP")

....

7. Number of shares / amount of stock acquired
37,861

....

8. Percentage of issued class
0.032%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P EACH

....

12. Price per share
3,650 @ £6.81
34,211 @ £0.00 (PPSP)

....

13. Date of transaction
13/03/2006

....

14. Date company informed
13/03/2006

....

15. Total holding following this notification
74,861

....

16. Total percentage holding of issued class following this notification
0.063%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
14/03/2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:57 22-Mar-06
Number	2314A

RNS Number:2314A
Paragon Group Of Companies PLC
22 March 2006

22 March 2006

DIRECTOR SHAREHOLDING

On 22 March 2006 The Paragon Group of Companies PLC granted the following awards under the Paragon Matching Share Plan ("PMSP");

Director	Award granted	Total awards outstanding
N S Terrington	32,086	32,086
N Keen	24,052	24,052
J A Heron	16,966	16,966
P Pandya	16,966	16,966

Under the terms of the PMSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2005. For the TSR measure, performance will be measured over the single three year period commencing 1 January 2006. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Awards are exercisable for six months from the date on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:16 28-Mar-06
Number	5529A

RNS Number:5529A
Paragon Group Of Companies PLC
28 March 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	28 March 2006
Number of ordinary shares purchased:	179,000
Highest price paid per share:	748p
Lowest price paid per share:	748p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 1,969,000 of its ordinary shares in treasury and has 119,116,226 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:21 31-Mar-06
Number	8048A

RNS Number:8048A
Paragon Group Of Companies PLC
31 March 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	31 March 2006
Number of ordinary shares purchased:	250,000
Highest price paid per share:	740p
Lowest price paid per share:	740p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,219,000 of its ordinary shares in treasury and has 118,867,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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RECEIVED

2006 JUL 10 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:36 31-Mar-06
Number	8087A

RNS Number:8087A
Paragon Group Of Companies PLC
31 March 2006

The Paragon Group of Companies PLC

Close Period Share Repurchase Programme

On 25 May 2005, The Paragon Group of Companies PLC ("the Company" or "Paragon") announced its intention to return up to £20 million to its shareholders through a share repurchase programme. This programme commenced on 3 June 2005 and to date the Company has bought back 2,219,000 of its shares into treasury at a total cost of £11.5 million.

Paragon intends to enter into an irrevocable non-discretionary arrangement to enable the repurchase of its own shares into treasury during its close period, which commences on 31 March 2006 and ends with the publication of its preliminary results on 23 May 2006. Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and the Listing Rules.

For further information:

The Paragon Group of Companies PLC
John G Gemmell, Group Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	07:00 07-Apr-06
Number	1719B

RNS Number:1719B
Paragon Group Of Companies PLC
06 April 2006

Paragon Group Of Companies PLC
6 April 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase: 6 April 2006

Number of ordinary shares purchased: 78,000

Highest price paid per share: 731.52p

Lowest price paid per share: 731.52p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,297,000 of its ordinary shares in treasury and has 118,789,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:05 11-Apr-06
Number	3952B

RNS Number:3952B
Paragon Group Of Companies PLC
11 April 2006

Paragon Group Of Companies PLC
11 April 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	11 April 2006
Number of ordinary shares purchased:	50,000
Highest price paid per share:	706.00p
Lowest price paid per share:	706.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,347,000 of its ordinary shares in treasury and has 118,739,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	18:02 12-Apr-06
Number	4801B

RNS Number:4801B
Paragon Group Of Companies PLC
12 April 2006

Paragon Group Of Companies PLC
12 April 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	12 April 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	685.50p
Lowest price paid per share:	680.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,377,000 of its ordinary shares in treasury and has 118,709,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	11:34 19-Apr-06
Number	6580B

RNS Number:6580B
Paragon Group Of Companies PLC
19 April 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 17/10/05 To 16/04/06

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

951,000

5. Number of shares issued / allotted under scheme during period:

156,000

6. Balance under scheme not yet issued / allotted at end of period

795,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,753,000 Ordinary Shares of 10p each on 19/03/2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,086,624 Gross
118,709,624 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:59 24-Apr-06
Number	9086B

RNS Number:9086B
Paragon Group Of Companies PLC
24 April 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	24 April 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	699p
Lowest price paid per share:	696.5p
Volume weighted average price paid per share:	696.6p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,417,000 of its ordinary shares in treasury and has 118,669,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:36 25-Apr-06
Number	9837B

RNS Number:9837B
Paragon Group Of Companies PLC
25 April 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	25 April 2006
Number of ordinary shares purchased:	65,000
Highest price paid per share:	700.0p
Lowest price paid per share:	700.0p
Volume weighted average price paid per share:	700.0p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,482,000 of its ordinary shares in treasury and has 118,604,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:57 12-May-06
Number	9272C

RNS Number:9272C
Paragon Group Of Companies PLC
12 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	12 May 2006
Number of ordinary shares purchased:	129,000
Highest price paid per share:	699.0p
Lowest price paid per share:	650.0p

Volume weighted average price paid per share: 686.62p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,611,000 of its ordinary shares in treasury and has 118,475,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:56 15-May-06
Number	0056D

RNS Number:0056D
Paragon Group Of Companies PLC
15 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	15 May 2006
Number of ordinary shares purchased:	117,500
Highest price paid per share:	675.0p
Lowest price paid per share:	668.0p
Volume weighted average price paid per share:	670.23p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,728,500 of its ordinary shares in treasury and has 118,358,124 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:56 16-May-06
Number	0825D

RNS Number:0825D
Paragon Group Of Companies PLC
16 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	16 May 2006
Number of ordinary shares purchased:	124,000
Highest price paid per share:	670.0p
Lowest price paid per share:	655.0p
Volume weighted average price paid per share:	668.95p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 2,852,500 of its ordinary shares in treasury and has 118,234,124 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:58 17-May-06
Number	1596D

RNS Number:1596D
Paragon Group Of Companies PLC
17 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:	
Date of purchase:	17 May 2006
Number of ordinary shares purchased:	150,000
Highest price paid per share:	688.5p
Lowest price paid per share:	660.0p
Volume weighted average price paid per share:	682.56p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,002,500 of its ordinary shares in treasury and has 118,084,124 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:38 18-May-06
Number	2287D

RNS Number:2287D
Paragon Group Of Companies PLC
18 May 2006

HOLDING IN COMPANY

We have today received notification from Columbia Wanger Asset Management L.P. to advise that they now hold 5,902,000 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 5.01% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:01 18-May-06
Number	2320D

RNS Number:2320D
Paragon Group Of Companies PLC
18 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Date of purchase:	18 May 2006
Number of ordinary shares purchased:	164,000
Highest price paid per share:	657.0p
Lowest price paid per share:	645.0p
Volume weighted average price paid per share:	650.39p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,166,500 of its ordinary shares in treasury and has 117,920,124 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	16:49 19-May-06
Number	3057D

RNS Number:3057D
Paragon Group Of Companies PLC
19 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Date of purchase:	19 May 2006
Number of ordinary shares purchased:	52,500
Highest price paid per share:	654.0p
Lowest price paid per share:	647.0p

Volume weighted average price paid per share: 650.96p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,219,000 of its ordinary shares in treasury and has 117,867,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Results
Released	07:00 23-May-06
Number	3909D

RNS Number:3909D
Paragon Group Of Companies PLC
23 May 2006

Under embargo until Stock Exchange announcement: 7am, Tuesday 23 May 2006

BUY-TO-LET GROWTH BOOSTS PARAGON

The Paragon Group of Companies PLC ("Paragon"), one of the UK's largest independent specialist lenders offering buy-to-let mortgages and consumer finance, today announces its interim results for the six months ended 31 March 2006.

Highlights include:

- Profit before tax increased by 16.4% on a statutory basis to £39.0 million (2005 H1: £33.5 million) and by 13.0% on a proforma basis (2005 H1 proforma*: £34.5 million)
- Earnings per share increased by 26.9% on a statutory basis to 28.8p (2005 H1: 22.7p) and by 23.6% on a proforma basis (2005 H1 proforma*: 23.3p)
- Interim dividend increased by 32.7% to 6.9p per share (2005 H1 : 5.2p)
- Loan advances increased by 86.5% to £1,525.0 million (2005 H1: £817.9 million)
- Buy-to-let loan advances increased by 111.4% to £1,334.5 million (2005 H1: £631.4 million)
- Loan assets increased by 18.8% to £7,232.9 million on a statutory basis (2005 H1: £6,087.0 million) and by 20.7% on a proforma basis (2005 H1 proforma*: £5,990.5 million)
- Record mortgage pipeline gives strong start to second half year
- Pension scheme deficit at 30 September 2005 eliminated by special contribution
- Share repurchase programme increased to £30 million

* For all references to proforma numbers see note 10

Commenting on the results, Jonathan Perry, Chairman of Paragon, said:

"The Group has had an excellent first half, with strong growth in profits and business volumes.

We enter the second half of the year with the buy-to-let mortgage pipeline significantly higher than last year which, with a continued focus on cost and

arrears management, leaves us confident that the Group will meet its business objectives for the year."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

The Wriglesworth Consultancy
Mark Baker
Tel: 020 7845 7900
Mobile: 07980 635 243

CHAIRMAN'S STATEMENT

The six months ended 31 March 2006 has been a period of further strong growth in profits, business volumes and loan assets, with buy-to-let mortgages being the principal engine for this growth.

During the period, profit on ordinary activities before taxation increased by 16.4% on a statutory basis to £39.0 million from £33.5 million for the first half of 2005, and by 13.0% from £34.5 million on a proforma basis (see below). Earnings per share increased by 26.9% on a statutory basis to 28.8p (2005 H1: 22.7p) and by 23.6% on a proforma basis (2005 proforma 23.3p).

Total loan advances during the six months to 31 March 2006 were 86.5% higher at £1,525.0 million compared with £817.9 million for the first half of 2005, with most of this growth coming from the buy-to-let business. At 31 March 2006, loan assets were £7,232.9 million (note 6), compared with £6,087.0 million on a statutory basis (£5,990.5 million on a proforma basis) at 31 March 2005, an increase of 20.7% on a proforma basis.

The Board has declared an interim dividend of 6.9p per share, payable on 31 July 2006 to shareholders on the register at 30 June 2006, an increase of 32.7% from last year's interim dividend of 5.2p per share, as we progress towards a market level of dividend cover.

In adopting International Financial Reporting Standards ("IFRS") for the first time, the Group has not applied IAS 32 and IAS 39 in compiling the statutory comparative figures for the six months ended 31 March 2005 shown in this report. In order to aid comparison of the 2006 and 2005 results, additional proforma information has been provided within this statement, showing the results for that period as they would have been stated had the Group applied those provisions of IAS 32 and IAS 39 relating to accounting for the Group's loan assets. Further information is given in note 10. For all references to proforma disclosures refer to this note. A full statement of the effects of the transition to IFRS was issued by the Group on 21 February 2006.

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2006 (Unaudited)

	Six months to 31 March 2006	Six months to 31 March 2005 Proforma	Six months to 31 March 2005 Statutory
	£m	£m	£m
Interest receivable	254.9	240.0	241.6
Interest payable and similar charges	(183.6)	(178.6)	(196.5)
Net interest income	71.3	61.4	45.1
Other operating income	15.2	14.9	18.0
Total operating income	86.5	76.3	63.1
Operating expenses	(24.8)	(21.1)	(21.1)

Provisions for losses	(23.6)	(20.7)	(8.5)
	38.1	34.5	33.5
Fair value net gains / (losses)	0.9	-	-
Operating profit being profit on ordinary activities before taxation	39.0	34.5	33.5
Tax charge on profit on ordinary activities	(6.5)	(7.9)	(7.6)
Profit on ordinary activities after taxation	32.5	26.6	25.9
Proposed dividend - Rate per share	6.9p	5.2p	5.2p
Basic earnings per share	28.8p	23.3p	22.7p
Diluted earnings per share	27.4p	22.4p	21.8p

For management purposes the Group is organised into two major operating divisions, Buy-To-Let Mortgages and Consumer Finance, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

The adjusted operating results of these business segments are detailed fully in note 3 and are summarised below.

	Six months to 31 March 2006 £m	Six months to 31 March 2005 Proforma £m	Six months to 31 March 2005 Statutory £m
Operating result before fair value adjustments			
Buy-to-Let Mortgages	23.0	17.1	14.8
Consumer Finance	12.1	9.5	8.1
Other Operations	3.0	7.9	10.6
	38.1	34.5	33.5

Net interest income increased by 16.1% to £71.3 million from £61.4 million on a proforma basis for the first half of 2005, as a result of the growth of the loan portfolio. Average margins were similar to the first half of 2005, reflecting the predominance of buy-to-let lending in the Group's business, where improvements in funding costs compensated for more competitive pricing in the buy-to-let book. This, in turn, helped to drive the strong book growth seen over the period.

Other operating income was similar to the first half of 2005 at £15.2 million, compared with £14.9 million on a proforma basis.

Operating expenses increased by 17.5% to £24.8 million from £21.1 million for the first half of 2005. Of this increase, £2.0 million relates to the charge for share based payment and is partially driven by the impact of the increased share price over the period on the value of share based awards. Excluding the charge

for share based payment, operating expenses rose 8.8% to £21.1m from £19.4m in the first half of 2005. Control over operating costs, through tight financial discipline and by maintaining cost efficiency, continues to be a major focus of the Group's management and is a significant driver for our competitive position in our lending markets.

The charge for impairment provisions of £23.6 million compares with £20.7 million on a proforma basis for the first half of 2005. As a percentage of loans to customers (note 6) the charge remained consistent (on the proforma basis) with that for the first half of 2005 at 0.3%. This charge includes amounts in respect of income which, although accounting standards require it to be charged, is not expected to be received by the Group and hence also increases the charge for loan impairment. Under UK GAAP such income was not recognised. The loan books continue to be carefully managed and the arrears performance remains in line with our expectations, with the buy-to-let book continuing to be exemplary.

Fair value net gains of £0.9 million have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities should trend to zero over time, so any recorded inefficiencies should be excluded when considering the underlying results of any accounting period.

The charge to tax has been reduced by an exceptional credit of £4.3 million as a result of the settlement of a prior year item, reducing the tax charge rate to 16.7% for the period.

REVIEW OF OPERATIONS

BUY-TO-LET MORTGAGES

Buy-to-let mortgage completions were £1,334.5 million for the six months to 31 March 2006, an increase of 111.4% from £631.4 million for the corresponding period last year. At 31 March 2006, the aggregate loans outstanding in the Paragon Mortgages and Mortgage Trust buy-to-let portfolios had increased by 35.6% to £5,964.9 million from £4,400.0 million at 31 March 2005 on the proforma basis (35.6% increase on the statutory basis from £4,398.6 million). A strong pipeline of new business at the end of the period should ensure a strong start to the second half of the year.

The housing market has remained robust over the winter period and activity amongst buy-to-let landlords has been building since mid 2005. This is evidenced by the Council of Mortgage Lenders' buy-to-let survey for the second half of 2005, which showed a net increase of 70,000 outstanding buy-to-let mortgages over the six month period. Buy-to-let advances totalled 9% of gross UK mortgage advances in the six months to December 2005, up from 8% in the previous half year. This accords with the latest surveys by the Royal Institution of Chartered Surveyors, which report a rise in new landlord instructions on the back of very strong tenant demand.

Following the acquisition of Mortgage Trust, the Group's strategy has been to operate on a broad front within the buy-to-let market. The success of the development of the Mortgage Trust proposition, along with developments at Paragon Mortgages has allowed the Group to capitalise on rising tenant demand and on the uplift in landlord activity by competing effectively for the business of a broad range of residential landlords with differing portfolio sizes and investment objectives.

CONSUMER FINANCE

Completions by the consumer finance businesses were £189.2 million during the

period, an increase of 4.8% from £180.6 million during the corresponding period of the previous year. At 31 March 2006, the total loans outstanding on the consumer finance books were £703.7 million, compared with £711.2 million on the proforma basis at 31 March 2005 (£718.1 million on the statutory basis). This fall reflects the general weakness in the consumer lending markets and our objective of maintaining portfolio quality.

The division continues to focus on writing high quality loans, and bad debt levels within the business remain below the market averages.

Secured personal finance

Weaker consumer activity has continued to impact consumer lending. Data published by the Finance & Leasing Association during the period has evidenced lower secured lending volumes against the corresponding period last year. In this environment we remain cautious and have tightened our credit policy to ensure the maintenance of high quality lending. Secured personal finance advances were £117.6 million, a reduction of 6.2% from £125.4 million in the first half of 2005.

Sales aid finance

The sales aid finance business, incorporating retail and car finance, saw a 29.7% increase in volumes to £71.6 million during the six months ended 31 March 2006 (2005 H1: £55.2 million). The refocusing of the retail business on expanding the distribution base has led to many new retailer accounts where retailers have been attracted by our technology and service. Our objective is to build on this progress during the second half of the year.

FUNDING

The Group continued to be an active issuer in the capital markets during the period. In November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC and, in March 2006, a further £1.0 billion securitisation was completed by Paragon Mortgages (No. 11) PLC. Each of these was completed on more favourable terms than the preceding transaction, reflecting the increasingly positive attitude of investors in the capital markets to our buy-to-let mortgage originations.

In order to provide finance for the increased level of loan completions, the Group's committed sterling warehouse facility, provided by a consortium of banks, was increased in April 2006 from £1,425.0 million to £2,325.0 million, on finer terms.

PENSION SCHEME

During the period the Group made a special contribution of £14.6 million to the Paragon Pension Scheme. The amount was equal to the IAS 19 deficit at 30 September 2005 and the special contribution puts the scheme on a more secure financial footing, as well as minimising the Group's ongoing payments to the Pension Protection Fund.

CAPITAL MANAGEMENT

Last May we reported, as a consequence of the changing mix of the Group's business, that the Board had identified surplus capital available for distribution to shareholders. As a consequence the dividend was significantly increased and a share repurchase programme of up to £20.0 million was established. During the period the Company bought 429,000 shares from the market at a cost of £3.2 million with the result that by 31 March 2006 a total of 2,219,000 shares had been repurchased, at a total cost of £11.6 million. A further 1,000,000 shares have been repurchased since 31 March 2006 at a cost of £6.8 million.

Over the period we have continued to reduce the risk profile of the Group's loan assets through a disciplined restructuring of the portfolio from unsecured towards less capital demanding secured lending. As a result, the Board will increase the amount set aside to repurchase shares from the market by a further £10.0 million, within the authority granted by shareholders at the 2006 Annual General Meeting. This will make available a further £11.6 million to be invested in the repurchase programme going forward.

CONCLUSION

The Group has had an excellent first half, with strong growth in profits and business volumes and the credit performance of the loan books remains in line with our expectations. In addition we have continued to develop our buy-to-let product proposition to compete for the business of a broad range of investors. A strong cash position has enabled the Group to make a special contribution to the staff pension scheme, to announce a further substantial increase in dividend and to extend the share buy-back programme.

We enter the second half of the year with the buy-to-let mortgage pipeline significantly higher than last year which, with a continued focus on cost and arrears management, leaves us confident that the Group will meet its business objectives for the year. Strong tenant demand over the period reflects the increasing importance of the private rented sector in today's housing market and the drivers to demand point to a favourable long-term outlook for this business.

Jonathan Perry
Chairman
23 May 2006

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2006 (Unaudited)

	Note	Six months to 31 March 2006 £m	Six months to 31 March 2005 £m	Year to 30 September 2005 £m
Interest receivable		254.9	241.6	485.8
Interest payable and similar charges		(183.6)	(196.5)	(390.8)
Net interest income		71.3	45.1	95.0
Other operating income		15.2	18.0	37.9
Total operating income		86.5	63.1	132.9
Operating expenses		(24.8)	(21.1)	(45.2)
Provisions for losses		(23.6)	(8.5)	(15.9)
		38.1	33.5	71.8
Fair value net gains / (losses)		0.9	-	-
Operating profit being profit on ordinary activities before taxation		39.0	33.5	71.8
Tax charge on profit on ordinary activities		(6.5)	(7.6)	(16.0)
Profit on ordinary activities after taxation		32.5	25.9	55.8

	Note			
Dividend - Rate per share	5	6.9p	5.2p	12.6p
Basic earnings per share	4	28.8p	22.7p	48.9p
Diluted earnings per share	4	27.4p	21.8p	46.9p

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET

31 March 2006 (Unaudited)

	Note	31 March 2006	31 March 2005	30 September 2005
ASSETS EMPLOYED		£m	£m	£m
Non-current assets				
Intangible assets		0.4	0.3	0.3
Property, plant and equipment		19.8	20.5	19.7
Financial assets	6	7,276.4	6,087.0	6,528.7
Deferred tax assets		36.5	5.7	5.7
		7,333.1	6,113.5	6,554.4
Current assets				
Other receivables		4.7	6.4	6.6
Cash and cash equivalents		734.5	549.2	530.4
		739.2	555.6	537.0
Total assets		8,072.3	6,669.1	7,091.4
FINANCED BY				
Called-up share capital		12.1	12.0	12.1
Share premium account		70.8	69.5	70.2
Merger reserve		(70.2)	(70.2)	(70.2)
Cash flow hedging reserve		(1.9)	-	-
Profit and loss account		279.7	297.8	323.5
Share capital and reserves		290.5	309.1	335.6
Own shares		(28.4)	(13.8)	(22.8)
Equity shareholders' funds		262.1	295.3	312.8
Current liabilities				
Financial liabilities		28.5	1.0	0.9
Current tax liabilities		10.8	13.6	12.9
Other liabilities		58.8	59.3	59.9
		98.1	73.9	73.7
Non-current liabilities				
Financial liabilities		7,705.4	6,278.1	6,684.8
Deferred tax liabilities		0.7	2.1	0.7
Retirement benefit obligations		0.3	14.5	14.6
Provisions		2.1	2.4	2.1
Other liabilities		3.6	2.8	2.7
		7,712.1	6,299.9	6,704.9
Total liabilities		7,810.2	6,373.8	6,778.6

	8,072.3	6,669.1	7,091.4

The interim financial information was approved by the Board of Directors on 23 May 2006.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2006 (Unaudited)

	Note	Six months to 31 March 2006 £m	Six months to 31 March 2005 £m	Year to 30 September 2005 £m
Net cash flow (used in) operating activities	7	(779.4)	(94.0)	(500.7)
Net cash (used in) / from investing activities	8	(2.0)	1.1	(0.3)
Net cash from financing activities	9	985.5	140.8	530.3
Net increase in cash and cash equivalents		204.1	47.9	29.3
Opening cash and cash equivalents		529.9	500.6	500.6
Closing cash and cash equivalents		734.0	548.5	529.9
Represented by balances within				
Cash and cash equivalents		734.5	549.2	530.4
Financial liabilities		(0.5)	(0.7)	(0.5)
		734.0	548.5	529.9

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

Six months ended 31 March 2006 (Unaudited)

	31 March 2006 £m	31 March 2005 £m	30 September 2005 £m
Profit for the period	32.5	25.9	55.8
Actuarial (loss) on pension deficit	(0.6)	-	-
Cash flow hedges			
Gains / (losses) taken to equity	1.0	-	-
Tax on items taken directly to equity	(0.1)	-	-
Total recognised income and expenditure for the period	32.8	25.9	55.8
Adoption of IAS 32 and IAS 39	(72.5)	-	-
	(39.7)	25.9	55.8

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY

Six months ended 31 March 2006 (Unaudited)

	Note	31 March 2006 £m	31 March 2005 £m	30 September 2005 £m
Total recognised income and expenditure for the period		32.8	25.9	55.8
Dividends	5	(8.4)	(6.5)	(12.4)
Net movement in own shares		(5.6)	(1.5)	(10.5)
Surplus on transactions in own shares		0.8	1.3	2.3
Charge for share based payments		2.2	1.1	2.6
Total movements in equity in the period		21.8	20.3	37.8
Equity at 30 September 2005		312.8	275.0	275.0
Adoption of IAS 32 and IAS 39		(72.5)	-	-
Equity at 1 October 2005		240.3	275.0	275.0
Closing equity		262.1	295.3	312.8

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

1. GENERAL INFORMATION

The interim financial information for the six months ended 31 March 2006 and for the six months ended 31 March 2005 has not been audited.

The next annual financial statements of the Group, for the year ending 30 September 2006, will be prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS.

The figures shown above for the year ended 30 September 2005 are not statutory accounts. A copy of the statutory accounts, which were prepared under UK GAAP, has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements. Nothing

in this document should be construed as a profit forecast.

A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES

The financial information has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union expected to be applicable in the preparation of the Group Financial Statements for the year ending 30 September 2006, except that, as permitted by IFRS 1 - 'First Time Adoption of International Financial Reporting Standards' the requirements of IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' have not been applied in preparing the comparative amounts for the year ended 30 September 2005. In these disclosures, financial instruments are accounted for using the policies and practices previously adopted under UK GAAP.

The particular policies adopted are described below.

(a) Accounting convention

The financial information is prepared under the historical cost convention, except as required in the valuation of certain financial instruments which are carried at fair value.

(b) Basis of consolidation

The consolidated financial information deals with the accounts of the Company and its subsidiaries made up to 31 March 2006. Subsidiaries comprise all those entities over which the Group has control. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

In accordance with SIC 12 - 'Consolidation: Special Purpose Entities' companies owned by charitable trusts into which loans originated by Mortgage Trust Limited were sold as part of its securitisation programme where the Group enjoys the benefits of ownership are treated as subsidiaries.

Similarly trusts set up to hold shares in conjunction with the Group's employee share ownership arrangements are also treated as subsidiaries.

(c) Goodwill

Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and annually reviewed to determine whether any impairment has occurred.

Negative goodwill is written off as it arises.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 - 'Business Combinations' to combinations taking place before its transition date to IFRS (1 October 2004). Therefore any goodwill which was written off to reserves under UK GAAP will not be charged or credited to the profit and loss account on any future disposal of the business to which it relates.

(d) Intangible assets

Intangible assets comprise purchased computer software, which is capitalised where it has a sufficiently enduring nature. This is stated at cost less accumulated amortisation. Amortisation is provided in equal instalments at a rate of 25% per annum.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(e) Leases

Leases are accounted for as operating or finance leases in accordance with IAS 17 - 'Leases'. A finance lease is deemed to be one which transfers substantially all of the risks and rewards of the ownership of the asset concerned. Any other lease is an operating lease.

Rental income and costs under operating leases are credited or charged to the profit and loss account over the period of the leases.

(f) Contract hire

Motor vehicles acquired in connection with contract hire arrangements are sold to finance houses, who lease them to customers for a pre-determined period. The Group has undertaken to repurchase these vehicles at the end of the lease term.

In accordance with the requirements of IAS 17, the assets are not derecognised on the sale to the finance house and remain as the Group's assets and the consideration received is spread over the customer's lease term.

(g) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Cost for property held under a sale and leaseback transaction represents the sale value.

Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the term of the lease
Computer hardware	25% per annum
Furniture, fixtures and office equipment	15% per annum
Company motor vehicles	25% per annum
Motor vehicles subject to contract hire arrangements	over the term of the lease

---

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(h) Loans to customers

In the results for the six months ended 31 March 2006

Loans to customers are considered to be 'loans and receivables' as defined by IAS 39 - 'Financial Instruments: Recognition and Measurement'. They are therefore accounted for on the amortised cost basis.

Such loans are valued at inception at the initial advance amount, which is the fair value at that time, inclusive of procuration fees paid to brokers or other business providers and less initial fees paid by the customer. Thereafter they are valued at this amount less the cumulative amortisation calculated using the Effective Interest Rate ('EIR') method. The loan balances are then reduced where necessary by a provision for balances which are considered to be impaired.

The EIR method spreads the expected net income arising from a loan over its expected life. The EIR is that rate of interest which, at inception, exactly discounts the future cash payments and receipts arising from the loan to the initial carrying amount.

The Group's policy is to hedge against any exposure to fixed rate loan assets.

In the results for the year ended 30 September 2005

Loans are stated at cost, inclusive of brokers' commissions payable on origination, less provision for diminution in value.

Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

Amortisation of brokers' commissions is recognised within interest payable.

Interest arising on loans is recognised in the profit and loss account as it is charged to borrowers, to the extent that is expected to be recoverable. Other fee income arising from borrower accounts is recognised in 'other income' as it is charged.

(i) Finance lease receivables

Finance lease receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued, unamortised commissions and provision for doubtful debts.

Income from finance lease contracts is accounted for on the actuarial basis.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(j) Impairment of Loans and Receivables

In the results for the six months ended 31 March 2006

Loans and receivables are reviewed for indications of possible impairment throughout the year and at each balance sheet date, in accordance with IAS 39. Where loans exhibit objective evidence of impairment, the carrying value of the loans is reduced to the net present value of their expected future cash flows, including the value of the potential realisation of any security, discounted at the original EIR. Loans are assessed collectively, grouped by risk characteristics and account is taken of any impairment arising due to events which are believed to have taken place but have not been specifically identified at the balance sheet date.

In the results for the year ended 30 September 2005

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(k) Cash and Cash Equivalents

Balances shown as cash and cash equivalents in the balance sheet comprise demand deposits and short-term deposits with banks with maturities of not more than 90 days.

(l) Own shares

Shares in The Paragon Group of Companies PLC held in treasury or by the trustees of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at total equity. Own shares are stated at cost.

(m) Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of temporary differences. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Tax relating to items taken directly to equity is also taken directly to equity.

(n) Borrowings

In the results for the six months ended 31 March 2006

Borrowings are carried in the balance sheet on the amortised cost basis. The initial value recognised includes the principal amount received less any discount on issue or costs of issuance.

Interest and all other costs of the funding are expensed to the income statement as interest payable over the term of the borrowing on an Effective Interest Rate basis.

In the results for the year ended 30 September 2005

Borrowings are stated at their outstanding value less unamortised issue costs and discounts on issue. Discounts on issue of borrowings and initial costs incurred in arranging funding facilities are amortised over the period of the facility.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(o) Finance lease payables

Balances due on the lease arising from the sale and leaseback of a Group property are recognised in creditors at the total amount payable less interest not yet accrued. Interest is accrued for on the actuarial basis.

The profit which arose on the sale and leaseback transaction is held in accruals and deferred income and is being credited to profit over the lease term on a straight line basis.

(p) Derivative Financial instruments

In the results for the six months ended 31 March 2006

Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies.

The Group does not enter into speculative derivative contracts.

All derivatives are carried at fair value in the balance sheet, as assets where the value is positive or as liabilities where the value is negative. Fair value is based on market prices, where a market exists. If there is no active market, fair value is calculated using present value models which incorporate assumptions based on market conditions and are consistent with accepted economic methodologies for pricing financial instruments. Changes in the fair value of derivatives are recognised in the income statement, except where such amounts are permitted to be taken to equity as part of the accounting for a cash flow hedge.

In the results for the year ended 30 September 2005

Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(q) Hedging

In the results for the six months ended 31 March 2006

For all hedges, the Group documents, at inception, the relationship between the hedging instruments and the hedged items, as well as its risk management strategy and objectives for undertaking the transaction. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging arrangement put in place are considered to be 'highly effective' as defined by IAS 39.

For a fair value hedge, as long as the hedging relationship is deemed 'highly effective' and meets the hedging requirements of IAS 39, any gain or loss on the hedging instrument recognised in income can be offset against the fair value loss or gain arising from the hedged item for the hedged risk. For macro hedges (hedges of interest rate risk for a portfolio of loan assets) this fair value adjustment is disclosed in the balance sheet alongside the hedged item, for other hedges the adjustment is made to the carrying value of the hedged asset or liability. Only the net ineffectiveness of the hedge is charged or credited to income. Where a fair value hedge relationship is terminated, or deemed ineffective, the fair value adjustment is amortised over the remaining term of the underlying item.

Where a derivative is used to hedge the variability of cash flows of an asset or

liability, it may be designated as a cash flow hedge so long as this relationship meets the hedging requirements of IAS 39. For such an instrument the effective portion of the change in the fair value of the derivative is taken initially to equity, with the ineffective part taken to profit or loss. The amount taken to equity is released to the income statement at the same time as the hedged item affects the income statement. Where a cash flow hedge relationship is terminated, or deemed ineffective, the amount taken to equity will remain there until the hedged transaction is recognised, or is no longer highly probable.

(r) Deferred taxation

Deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax assets are recognised to the extent that it is regarded as probable that they will be recovered. As required by IAS 12 - 'Income Taxes', deferred tax assets and liabilities are not discounted to take account of the expected timing of realisation.

It is assumed that all taxable IFRS transition adjustments give rise to tax adjustments to reserves at the current UK tax rate of 30%, although this has yet to be confirmed by HM Revenue and Customs.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(s) Retirement benefit obligations

The expected cost of providing pensions within the funded defined benefit scheme, determined on the basis of annual valuations by professionally qualified actuaries using the projected unit method, is charged to the profit and loss. Actuarial gains and losses are recognised in full in the period in which they occur and do not form part of the result for the period, being recognised in the Statement of Recognised Income and Expenditure.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets at the balance sheet date.

Both the return on investment expected in the period and the expected financing cost of the liability, as estimated at the beginning of the period are recognised in the result for the period. Any variances against these estimates in the year form part of the actuarial gain or loss.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

(t) Provisions

Provisions are recognised where there is a present obligation as a result of a past event, it is probable that this obligation will result in an outflow of resources and this outflow can be reliably quantified. Provisions are discounted where this effect is material.

(u) Fee and commission income

Other income includes administration fees charged to borrowers, which are credited when the related service is performed and commissions receivable on the sale of insurances, which are taken to profit at the point at which the Group becomes unconditionally entitled to the income.

(v) Share based payments

In accordance with IFRS 2 - 'Share based payments', the fair value at the date of grant of awards to be made in respect of options and shares granted under the terms of the Group's various share based employee incentive arrangements is charged to the profit and loss account over the period between the date of grant and the vesting date.

As permitted by IFRS 1, only those options and awards granted after 7 November 2002 and not vested at 1 January 2005 have been restated on transition to IFRS.

(w) Dividends

In accordance with IAS 10 - 'Events after the balance sheet date', dividends payable on ordinary shares are recognised in equity once they are appropriately authorised and are no longer at the discretion of the Company. Dividends declared after the balance sheet date, but before the authorisation of the financial statements remain within shareholders' funds.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

2. ACCOUNTING POLICIES (Continued)

(x) Foreign currency

Foreign currency transactions, assets and liabilities are accounted for in accordance with IAS 21 - 'The Effects of Changes in Foreign Exchange Rates'. The functional currency of the Group is the pound sterling. Transactions which are not denominated in sterling are translated into sterling at the spot rate of exchange on the date of transaction. Monetary assets and liabilities which are not denominated in sterling are translated at the closing rate on the balance sheet date.

Gains and losses on retranslation are included in interest payable or interest receivable depending on whether the underlying instrument is an asset or a liability, except where deferred in equity in accordance with cash flow hedging provisions of IAS 39.

(y) Segmental reporting

Costs attributed to each segment represent the direct costs incurred by the segment operations and an allocation of the costs of areas of the business which serve all segments. Such allocations are weighted by the value of loan assets in each segment, adjusted for the relative effort involved in the administration of each asset class.

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

3. SEGMENTAL RESULTS

For management purposes the Group is organised into two major operating

divisions, Buy-To-Let Mortgages and Consumer Lending, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

Financial information about these business segments is shown below.

Six months ended 31 March 2006

	Buy-to-let Mortgages £m	Consumer Lending £m	Other Operations £m	Total £m
Interest receivable	171.8	30.2	52.9	254.9
Interest payable	(143.4)	(21.0)	(19.2)	(183.6)
Net interest income	28.4	9.2	33.7	71.3
Other operating income	3.7	8.6	2.9	15.2
Total operating income	32.1	17.8	36.6	86.5
Operating expenses	(9.0)	(4.4)	(11.4)	(24.8)
Provisions	(0.1)	(1.3)	(22.2)	(23.6)
	23.0	12.1	3.0	38.1
Fair value gains/ (losses)	-	-	0.9	0.9
Operating profit	23.0	12.1	3.9	39.0

Six months ended 31 March 2005

	Buy-to-let Mortgages £m	Consumer Lending £m	Other Operations £m	Total £m
Interest receivable	145.8	42.3	53.5	241.6
Interest payable	(128.7)	(34.3)	(33.5)	(196.5)
Net interest income	17.1	8.0	20.0	45.1
Other operating income	5.5	8.3	4.2	18.0
Total operating income	22.6	16.3	24.2	63.1
Operating expenses	(8.3)	(3.8)	(9.0)	(21.1)

Provisions	0.5	(4.4)	(4.6)	(8.5)
	14.8	8.1	10.6	33.5
Fair value gains/ (losses)	-	-	-	-
Operating profit	14.8	8.1	10.6	33.5

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

3. SEGMENTAL RESULTS (Continued)

Year ended 30 September 2005

	Buy-to-let Mortgages £m	Consumer Lending £m	Other Operations £m	Total £m
Interest receivable	298.2	84.7	102.9	485.8
Interest payable	(263.7)	(68.6)	(58.5)	(390.8)
Net interest income	34.5	16.1	44.4	95.0
Other operating income	13.7	17.2	7.0	37.9
Total operating income	48.2	33.3	51.4	132.9
Operating expenses	(18.2)	(7.9)	(19.1)	(45.2)
Provisions	(1.2)	(4.6)	(10.1)	(15.9)
	28.8	20.8	22.2	71.8
Fair value gains/ (losses)	-	-	-	-
Operating profit	28.8	20.8	22.2	71.8

4. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	31 March 2006	31 March 2005	30 September 2005
Profit for the period (£m)	32.5	25.9	55.8
Basic weighted average number of ordinary shares ranking for dividend during the year (million)	113.1	114.2	114.1
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million)	5.6	4.8	4.9

Diluted weighted average number of ordinary shares ranking for dividend during the year (million)	118.7	119.0	119.0
Earnings per ordinary share - basic	28.8p	22.7p	48.9p
- diluted	27.4p	21.8p	46.9p

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

5. DIVIDENDS

Amounts recognised as distributions to equity shareholders in the period:

	31 March 2006 £m	31 March 2005 £m	30 September 2005 £m
Final dividend for the year ended 30 September 2004 of 5.7p per share	-	6.5	6.5
Interim dividend for the year ended 30 September 2005 of 5.2p per share	-	-	5.9
Final dividend for the year ended 30 September 2005 of 7.4p per share	8.4	-	-
	8.4	6.5	12.4

An interim dividend of 6.9p per share is proposed (2005: 5.2p per share), payable on 31 July 2006 with a record date of 30 June 2006. This dividend will be recognised in the accounts when it is paid.

6. FINANCIAL ASSETS

	31 March 2006 £m	31 March 2005 £m	30 September 2005 £m
Loans to customers	7,232.9	6,087.0	6,528.7
Fair value adjustments from portfolio hedging	(1.0)	-	-
Derivative financial assets	44.5	-	-
	7,276.4	6,087.0	6,528.7

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

7. NET CASHFLOW FROM OPERATING ACTIVITIES

	Six months to 31 March 2006 £m	Six months to 31 March 2005 £m	Year to 30 September 2005 £m
Profit before tax	39.0	33.5	71.8

Non-cash items included in profit and other adjustments			
Depreciation of property plant and equipment	1.6	1.7	3.8
Amortisation of intangible assets	0.1	0.1	0.2
Non-cash movements on borrowings	61.2	4.0	7.4
Impairment losses on loans to customers	23.6	8.5	15.9
Charge for share based payment	2.2	1.1	2.6
Profit on sale of subsidiary	-	(0.9)	(0.9)
Loss on disposal of property, plant and equipment	0.1	-	-
Net (increase) / decrease in operating assets			
Loans to customers	(824.9)	(145.5)	(594.4)
Derivative financial instruments	(20.6)	-	-
Fair value of portfolio hedges	1.0	-	-
Other receivables	(0.4)	1.1	1.0
Net increase / (decrease) in operating liabilities			
Derivative financial instruments	(39.7)	-	-
Sundry liabilities	(14.0)	4.0	4.1
Cash utilised by operations	(770.8)	(92.4)	(488.5)
Income taxes paid	(8.6)	(1.6)	(12.2)
Net cash flow used in operating activities	(779.4)	(94.0)	(500.7)

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

8. NET CASHFLOW USED IN INVESTING ACTIVITIES

	Six months to 31 March 2006 £m	Six months to 31 March 2005 £m	Year to 30 September 2005 £m
Proceeds on disposal of property, plant and equipment	0.7	0.9	1.6
Purchases of property, plant and equipment	(2.5)	(1.7)	(3.7)
Purchases of intangible assets	(0.2)	(0.1)	(0.2)
Sale of subsidiary undertaking	-	2.0	2.0
Net cash (used in) / from investing activities	(2.0)	1.1	(0.3)

9. NET CASHFLOW FROM FINANCING ACTIVITIES

	Six months to 31 March 2006 £m	Six months to 31 March 2005 £m	Year to 30 September 2005 £m

Dividends paid	(8.4)	(6.5)	(12.4)
Issue of corporate bond	-	-	118.0
Issue of asset backed floating rate notes	1,996.6	1,297.3	2,444.7
Repayment of asset backed floating rate notes	(468.3)	(1,057.4)	(2,102.1)
Capital element of finance lease payments	(0.3)	(0.2)	(0.3)
Movement on bank facilities	(529.3)	(92.2)	90.6
Purchase of shares	(6.7)	(2.9)	(12.4)
Exercise of options under ESOP scheme	1.2	0.7	1.5
Exercise of other share options	0.7	2.0	2.7
Net cash from financing activities	985.5	140.8	530.3

NOTES TO THE INTERIM FINANCIAL INFORMATION

For the six months ended 31 March 2006 (Unaudited)

10. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As described in Note 2, these results are presented in accordance with International Financial Reporting Standards as endorsed by the European Union ('IFRS'). On 21 February 2006 the group announced details of the adjustments to its accounting policies required in order to convert the previously published results to an IFRS basis. All IFRS information relating to the year ended 30 September 2005 disclosed in this statement is derived from that announcement. This document also included reconciliations of the balance sheets and profit and loss accounts previously published to those shown as comparative amounts in this interim financial information. The Group has taken advantage of the transitional provisions of IFRS 1 and these comparative figures do not show the effect of the adoption of IAS 32 and IAS 39.

To enable a more meaningful presentation of results, in addition to the statutory comparative information, the results for the six months ended 31 March 2005 and the year ended 30 September 2005 have been compiled on a proforma basis. This shows the Group's customer loan balances, borrowings and interest income as they would have been shown had IAS 32 and 39 applied to these balances. The remaining adjustments required by these standards relate to fair values and hedging and cannot be applied as the required documentation for these arrangements was not in place at 1 October 2004. A reconciliation between the statutory comparatives and the proforma information was given in the announcement of 21 February 2006. The differences in the segment results and segmental 'loans to customers' figures between the statutory and proforma bases are also detailed in the announcement.

The cash flow statements have also been restated to comply with the requirements of IAS 7 - 'Cash Flow Statements'. These changes represent the re-classification of balances only.

Copies of the announcement made on 21 February 2006 are available from the Group's website at www.paragon-group.co.uk or from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

INDEPENDENT REVIEW REPORT
TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2006 which comprises the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expenditure, the reconciliation of movements in consolidated equity and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
23 May 2006

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RECEIVED
2006 JUL 10 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:58 25-May-06
Number	5753D

RNS Number:5753D
Paragon Group Of Companies PLC
25 May 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/11/05 To 24/05/06

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

193,527

5. Number of shares issued / allotted under scheme during period:

12,588

6. Balance under scheme not yet issued / allotted at end of period

180,939

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,086,624 Gross
117,867,624 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:31 25-May-06
Number	6292D

RNS Number:6292D
Paragon Group Of Companies PLC
25 May 2006

DIRECTOR SHAREHOLDING

On 25 May 2006 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	19,352	25/05/09 - 25/11/09	414,778
N Keen	14,506	25/05/09 - 25/11/09	307,631
J A Heron	8,186	25/05/09 - 25/11/09	160,661
P Pandya	8,186	25/05/09 - 25/11/09	128,643

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of these conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2005. For the TSR measure, performance will be measured over the single three year period commencing 1 April 2006. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:48 25-May-06
Number	6314D

RNS Number:6314D
Paragon Group Of Companies PLC
25 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	25 May 2006
Number of ordinary shares purchased:	20,000
Highest price paid per share:	625.00p
Lowest price paid per share:	625.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,239,000 of its ordinary shares in treasury and has 117,847,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:33 30-May-06
Number	7914D

RNS Number:7914D
Paragon Group Of Companies PLC
30 May 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	30 May 2006
Number of ordinary shares purchased:	35,000
Highest price paid per share:	651.00p
Lowest price paid per share:	651.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,274,000 of its ordinary shares in treasury and has 117,812,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:29 06-Jun-06
Number	1617E

RNS Number:1617E
Paragon Group Of Companies PLC
06 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase;	6 June 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	660.00p
Lowest price paid per share:	651.00p
Volume weighted average price paid per share:	657.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,374,000 of its ordinary shares in treasury and has 117,712,624 ordinary shares in issue (excluding treasury shares).

Enquiries:
John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:20 07-Jun-06
Number	2339E

RNS Number:2339E
Paragon Group Of Companies PLC
07 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	7 June 2006
Number of ordinary shares purchased:	50,000
Highest price paid per share:	655.50p
Lowest price paid per share:	650.00p
Volume weighted average price paid per share:	653.50p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,424,000 of its ordinary shares in treasury and has 117,662,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:42 08-Jun-06
Number	3126E

RNS Number:3126E
Paragon Group Of Companies PLC
08 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	8 June 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	655.00p
Lowest price paid per share:	639.00p
Volume weighted average price paid per share:	6.4955p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,524,000 of its ordinary shares in treasury and has 117,562,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:37 09-Jun-06
Number	3878E

RNS Number:3878E
Paragon Group Of Companies PLC
09 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	9 June 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	655.00p
Lowest price paid per share:	650.00p
Volume weighted average price paid per share:	652.60p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,564,000 of its ordinary shares in treasury and has 117,522,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:27 12-Jun-06
Number	4563E

RNS Number:4563E
Paragon Group Of Companies PLC
12 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	12 June 2006
Number of ordinary shares purchased:	150,000
Highest price paid per share:	655.50p
Lowest price paid per share:	649.00p
Volume weighted average price paid per share:	650.33p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,714,000 of its ordinary shares in treasury and has 117,372,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:45 13-Jun-06
Number	5340E

RNS Number:5340E
Paragon Group Of Companies PLC
13 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	13 June 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	630.00p
Lowest price paid per share:	619.00p
Volume weighted average price paid per share:	625.69p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,814,000 of its ordinary shares in treasury and has 117,272,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:15 14-Jun-06
Number	6027E

RNS Number:6027E
Paragon Group Of Companies PLC
14 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	14 June 2006
Number of ordinary shares purchased:	150,000
Highest price paid per share:	635.00p
Lowest price paid per share:	631.00p
Volume weighted average price paid per share:	631.97p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,964,000 of its ordinary shares in treasury and has 117,122,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:33 19-Jun-06
Number	8450E

RNS Number:8450E
Paragon Group Of Companies PLC
19 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	19 June 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	657.80p
Lowest price paid per share:	657.80p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 3,994,000 of its ordinary shares in treasury and has 117,092,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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restrictions on use and distribution apply.

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:12 20-Jun-06
Number	8804E

RNS Number:8804E
Paragon Group Of Companies PLC
20 June 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 12,868,372 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.99% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:07 21-Jun-06
Number	9804E

RNS Number:9804E
Paragon Group Of Companies PLC
21 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	21 June 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	660.00p
Lowest price paid per share:	649.00p
Volume weighted average price paid per share:	654.58p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,024,000 of its ordinary shares in treasury and has 117,062,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Additional Listing
Released	13:43 22-Jun-06
Number	0240F

RNS Number:0240F
Paragon Group Of Companies PLC
22 June 2006

Additional Listing

A block listing application has been made by The Paragon Group of Companies PLC (the "Company") for 637,722 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company. These shares are being issued pursuant to the exercise of existing options under The Paragon 1999 Sharesave Scheme.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:30 23-Jun-06
Number	1238F

RNS Number:1238F
Paragon Group Of Companies PLC
23 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	23 June 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	668.00p
Lowest price paid per share:	658.50p
Volume weighted average price paid per share:	663.9124p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,064,000 of its ordinary shares in treasury and has 117,022,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:16 26-Jun-06
Number	1868F

RNS Number:1868F
Paragon Group Of Companies PLC
26 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	26 June 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	665.00p
Lowest price paid per share:	662.00p
Volume weighted average price paid per share:	662.90p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,094,000 of its ordinary shares in treasury and has 116,992,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:24 27-Jun-06
Number	2658F

RNS Number:2658F
Paragon Group Of Companies PLC
27 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	27 June 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	666.00p
Lowest price paid per share:	661.00p
Volume weighted average price paid per share:	665.75p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,124,000 of its ordinary shares in treasury and has 116,962,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:21 30-Jun-06
Number	5168F

RNS Number:5168F
Paragon Group Of Companies PLC
30 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	30 June 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	652.07p
Lowest price paid per share:	652.07p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,164,000 of its ordinary shares in treasury and has 116,922,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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Secretariat CM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	2 9	0 9	2 0 0 4	†Date of Birth	1 4	0 2	1 9 5 0

Appointment form

Appointment as director ☑ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc: B.E.M.

Forename(s): Robert Graham

Surname: Dench

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address Lytchett, Park View Road

Post town: Woldingham Postcode: CR3 7DJ

County / Region: Surrey Country: England

†Nationality: British †Business occupation: Co. Director

†Other directorships (additional space overleaf): Please see attached list.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 4/10/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/10/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Miss Emma Lapthorne, The Paragon Group of Companies PLC,
St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form April 2002

Company Number 2336032

† Directors only. †Other directorships

Please see attached list.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

)ther directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ROBERT GRAHAM DENCH

Other Directorships

Company Name	Appointed	Resigned
Clipper Ventures plc	10/04/03	Current
AXA UK plc	16/09/04	Current

Past Other Directorships

Company Name	Appointed	Resigned
Barclays Bank Trust Company Ltd	06/11/95	12/06/96
Barclays Directors Ltd	03/12/90	07/02/95
Barclays Directors Ltd	21/03/95	18/12/02
Barclays Financial Services Ltd	23/10/92	07/02/95
Barclays Funds Ltd	24/02/00	20/09/00
Barclays Insurance (Dublin) Ltd	03/07/97	27/07/00
Barclays Insurance Services Company Ltd	01/07/95	04/10/00
Barclays SAMS Ltd	16/07/95	12/06/96
Barclays Stockbrokers Ltd	19/09/95	12/06/96
Barclays Stockbrokers Ltd	12/04/02	30/09/03
Barclays Travel Service (Holdings) Ltd	05/05/89	07/07/92
Barclays Life Assurance Company Ltd	21/03/95	31/08/95
Barclays Life Assurance Company Ltd	19/11/98	30/09/03
Exshelfco (BGIS) Ltd (dissolved)	15/07/92	14/07/93
Exshelfco (Barclays Insurance Brokers International) Ltd	15/07/92	18/04/97
Interpayment Services Puerto Rico Ltd	14/10/88	07/07/92
Interpayment Services Ltd	28/12/88	21/02/92
Transpay Ltd	05/05/89	07/07/92

—▷ CH 21/10/04

Companies House
— for the record —

RECEIVED
2005 JUL 10 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	10	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	828		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.8304		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS HELEN LOUISE PELL	Class of shares allotted	Number allotted
Address: 85 SKINNER STREET, GILLINGHAM, KENT	ORDINARY	828
UK Postcode ME7 1LD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21 OCTOBER 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House

— for the record —

00(2)(ef)

Return of Allotment of Shares

RECEIVED
2005 JUL 10 [redacted]

Received for filing in Electronic Format on the: 07/12/2004

OFFICE OF INTERN[redacted]
CORPORATE FI[redacted]

X3DT40V5

Company Number	**02336032**
Company Name in full:	**THE PARAGON GROUP OF COMPANIES PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **07/12/2004**

Class of shares	**ORDINARY**	*Number allotted*	**12000**
Currency	**GBP**	*Nominal value of each share*	**.1**

Amount paid or due on each share (including any share premium) **2.18**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**APOLLO NOMINEES LIMITED**	*Class of shares allotted*	**ORDINARY**
Address:	**1 FINSBURY AVENUE LONDON UNITED KINGDOM EC2M 2PP**	*Number allotted*	**12000**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/12/2004** *Authenticated:* **Yes (E/W)**

Secretariat CM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	96,000	10,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share *(including any share premium)*	£2.18	£1.47	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LIMITED Address: 1 FINSBURY AVENUE, LONDON UK Postcode EC2M 2PP	Class of shares allotted: 10P ORDINARY	Number allotted: 106,000
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 1 DECEMBER 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and , if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

RECEIVED

2006 JUL 10 P 1:21

INTERNATIONAL CORPORATE FINANCE

Received for filing in Electronic Format on the: 09/12/2004

X31GQ0XL

Company Number 02336032

Company Name in full: THE PARAGON GROUP OF COMPANIES PLC

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From 09/12/2004

Class of shares ORDINARY

Currency GBP

Number allotted 65307

Nominal value of each share .1

Amount paid or due on each share (including any share premium) .97

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name APOLLO NOMINEES LIMITED

Address: 1 FINSBURY AVENUE
LONDON
UNITED KINGDOM EC2M
2PP

Class of shares allotted ORDINARY

Number allotted 65307

Authorisation

Authoriser Designation: SECRETARY *Date Authorised:* 09/12/2004 *Authenticated:* Yes (E/W)

Companies House
— for the record —

Return of Allotment of Shares

Received for filing in Electronic Format on the: 14/12/2004

X3N5L12G

Company Number	**02336032**
Company Name in full:	**THE PARAGON GROUP OF COMPANIES PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated — From **14/12/2004**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **80000**
Nominal value of each share **.1**

Amount paid or due on each share (including any share premium) **1.48**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **APOLLO NOMINEES LIMITED**
Address: **1 FINSBURY AVENUE**
LONDON
UNITED KINGDOM EC2M 2PP

Class of shares allotted **ORDINARY**
Number allotted **80000**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **14/12/2004** *Authenticated:* **Yes (E/W)**

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House

— for the record —

Return of Allotment of Shares

X3N99128

Received for filing in Electronic Format on the: **14/12/2004**

Company Number	**02336032**
Company Name in full:	**THE PARAGON GROUP OF COMPANIES PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **14/12/2004**

Class of shares	**ORDINARY**	*Number allotted*	**30000**
Currency	**GBP**	*Nominal value of each share*	**.1**

Amount paid or due on each share (including any share premium) **1.47**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name	**APOLLO NOMINEES LIMITED**	*Class of shares allotted*	**ORDINARY**
Address:	**1 FINSBURY AVENUE LONDON UNITED KINGDOM EC2M 2PP**	*Number allotted*	**30000**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **14/12/2004** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

00(2)(ef)

Return of Allotment of Shares

X45RO1PB

Received for filing in Electronic Format on the: **06/01/2005**

Company Number **02336032**
Company Name in full: **THE PARAGON GROUP OF COMPANIES PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **06/01/2005**

Class of shares **ORDINARY**
Currency **GBP**
Number allotted **12000**
Nominal value of each share **.1**

Amount paid or due on each share (including any share premium) **2.18**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **APOLLO NOMINEES LIMITED**
Address: **1 FINSBURY AVENUE LONDON UNITED KINGDOM EC2M 2PP**
Class of shares allotted **ORDINARY**
Number allotted **12000**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **06/01/2005** *Authenticated:* **Yes (E/W)**

ANNUAL REPORT AND ACCOUNTS 2004



paragon

The Paragon Group of Companies PLC

Our vision is to become the UK's most highly regarded specialist provider of finance for people. We assist our customers to achieve their lifestyle ambitions.

Paragon is the UK's pre-eminent lender to professional landlords and is the 3rd largest buy-to-let lender in the UK.

contents

03 financial highlights
04 chairman's statement
06 chief executive's review
12 board of directors
14 directors' report
17 corporate social responsibility
19 report of the board to the shareholders on directors' remuneration
27 statement of directors' responsibilities [illegible]
28 independent auditors' report
29 corporate governance
32 [illegible]
34 consolidated profit and loss account
35 consolidated balance sheet
36 holding company balance sheet
37 consolidated cash flow statement
37 reconciliation of movements in consolidated shareholders' funds
38 notes to the accounts
73 notice of annual general meeting

FINANCIAL HIGHLIGHTS

36.8%
increase in profit before tax to £71.0 million (2003 £51.9 million)

43.8%
increase in new lending to £2,124.3 million (2003 £1,477.4 million)

9.6p
dividend for full year (2003 6.3p)

£5.9 billion
net loan assets increased to £5,950.9 million (2003 £5,287.1 million)

	2004	2003 RESTATED NOTE 1(r)	2002	2001	2000
	£m	£m	£m	£m	£m
Profit before taxation	**71.0**	51.9	46.0	41.1	35.5
Profit after taxation	**54.7**	40.3	36.6	32.9	28.5
Total loan assets	**5,950.9**	5,287.1	2,521.3	2,149.2	2,146.3
Shareholders' funds	**268.4**	225.3	200.8	169.0	137.7

	2004	2003	2002	2001	2000
Earnings per share					
- basic	**48.0p**	35.5p	32.1p	29.0p	25.1p
- diluted	**46.2p**	34.8p	31.4p	28.3p	24.9p
Dividend per ordinary share	**9.6p**	6.3p	5.1p	4.2p	3.8p

Total loan assets includes Loans to Customers shown on the face of the balance sheet and similar assets subject to non-recourse finance arrangements (note 17).

CHAIRMAN'S STATEMENT

I am pleased to report that the performance of the Group during the year ended 30 September 2004 was exceptionally strong, evidenced by the growth seen in lending volumes and profits.

Profit before tax increased by 36.8% to £71.0 million for the year, compared with £51.9 million for the previous year and earnings per share increased by 35.2% to 48.0p from 35.5p. Mortgage Trust (formerly Britannic Money) which was acquired in June 2003, is now fully integrated and contributed £15.1 million to profits before taxation for the year (2003: £1.2 million loss) after a credit of £5.2 million in respect of the amortisation of negative goodwill (2003: £2.1 million).

In view of these strong results and consistent with our intention to reduce dividend cover progressively towards the sector norm, your Board has declared an increased final dividend of 5.7p per share which, when added to the interim dividend of 3.9p paid on 2 July, gives a total dividend of 9.6p per share for the year, an increase of 52.4% over last year. Subject to approval at the Annual General Meeting on 9 February, the dividend will be paid on 11 February 2005, by reference to a record date of 14 January 2005.

Business review and strategy

In keeping with our previously stated strategy of focusing our activity primarily on more defensive product areas such as buy-to-let and secured personal loans, 93.2% of our lending during the year was secured on residential property. This compares with 87.8% in the previous year. We shall continue to follow this strategy, maintaining our strong stance on credit quality.

I reported last year on the acquisition of Britannic Money, now renamed Mortgage Trust, in June 2003. Since the acquisition, the business has been successfully turned from loss making into profit. In addition to the re-focusing of new business activity mentioned in the Chief Executive's Review, which has improved the profitability of new advances, a significant operational restructuring has resulted in substantial cost savings. By combining support functions and relocating administration activities to our operational centre in Solihull, staff at Mortgage Trust's Epsom office have been reduced from 247 at the time of the acquisition to 86 at 30 September 2004.

Prospects for the private rented sector

The succession of interest rate increases by the Monetary Policy Committee over the past year appears to have had the desired effect on the housing market. At the same time the need for intermediaries and lenders to meet the requirements of the new mortgage regulations from 1 November 2004 has diverted attention away from business generation. Evidence of slower activity and of softer prices has been well documented. Less well covered has been evidence of the consequential improvement in demand for rented accommodation, with surveys from RICS, ARLA and, indeed, Paragon Mortgages reporting increasing tenant demand, reducing stocks of unlet property and improving rents. These are all factors which underpin the credit quality of buy-to-let lending.

It seems likely that we are at or near the peak of the present interest rate cycle, with a number of economists suggesting that rates could begin to fall next year. It is, however, too early to say whether the slowing housing activity will lead to a soft or a hard landing for house prices and this uncertainty is weighing down sentiment for housing. Whilst we have seen a strong start to the new financial year, the impact of this sentiment on buy-to-let activity over the coming months remains to be seen.

Despite some speculation to the contrary, we have seen no evidence of buy-to-let investors disposing of their properties in response to house price uncertainty. Indeed, our experience of buy-to-let loans having a lower redemption rate than owner-occupied mortgages has continued. In addition, survey data has confirmed the view that the majority of landlords in the buy-to-let market take a long-term view of their investment portfolios.

In the longer term, we remain convinced that the prospects for the private rented sector remain strong, with demographic factors contributing to increasing demand for tenanted accommodation. We note that it was during the last significant housing slowdown, in the early 1990s, that the private rented sector saw its largest increase in rental units. Further, recent research by Mintel found that 3.3 million people are considering purchasing buy-to-let properties over the next twelve months, whilst 75% of existing landlords are expecting to rent out more property in the next decade. The attractiveness of buy-to-let as an investment may be further enhanced when residential property becomes eligible for inclusion in Self Invested Personal Pension schemes from April 2006.

Board composition

In October 2003, as referred to in my statement last year, we appointed two new executive directors, John Heron and Pawan Pandya. John Heron is responsible for the Group's first mortgages division, encompassing Paragon Mortgages and Mortgage Trust, and joined the Group in 1986. He is a member of the Executive Committee of the Council of Mortgage Lenders.

Pawan Pandya joined the Group in 1988 and was appointed Chief Operating Officer in 2002. He is responsible for all loan administration and processing, collections and Group technology.

In September 2004 we were pleased to welcome Bob Dench to the Board as an independent non-executive director. Bob previously held various senior positions with Barclays where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He played a leading role in Barclays' acquisition of Woolwich plc and in recent years was Managing Director of Barclays General Insurance, Life and Mortgage businesses before leaving the organisation in 2003. Bob is a non-executive director of AXA UK plc and of Clipper Ventures plc.

Outlook

The Group has had an outstanding year. Volumes and profits have continued to increase strongly, arrears performance has remained in accordance with plan and the integration of Mortgage Trust, which traded profitably during the year, has been completed. The opening pipeline is up year on year and trading activity since the year end has been in line with our expectations.

There is little doubt that the housing market has started to soften and the prospect for house prices has become uncertain. Whilst the fundamentals remain strong for the landlord, how this uncertainty will affect landlords' buying decisions in the short-term is difficult to predict. Should there be a deterioration in market conditions, we are confident that the robustness of our business model, with the comparatively low loan to value ratio across our buy-to-let portfolio, the high rental cover and direct landlord obligation, will ensure that this portfolio will outperform other residential mortgage portfolios, in particular owner-occupied residential mortgage portfolios.

The acquisition of Mortgage Trust at a significant discount to net assets has provided a new profit stream for the Group in the core buy-to-let area of our business activities. The rapid and successful turnaround of this business has added significant value for shareholders. Looking forward, we shall continue to seek acquisition opportunities to supplement organic business flows.

Staff

The excellent progress we have made during the year would not have been achieved without the hard work and dedication of our staff and my fellow directors. I thank them all for their efforts.

Jonathan P L Perry
Chairman

15 December 2004

CHIEF EXECUTIVE'S REVIEW

During the year ended 30 September 2004 the Group advanced strongly, with profit before tax increasing by 36.8% to £71.0 million for the year, *compared with £51.9 million for the previous year.*

Total advances by the Group during the year were £2,124.3 million, compared with £1,477.4 million during the previous year, an increase of 43.8%. Net loan assets at 30 September 2004, inclusive *of those held by the off-balance sheet companies managed by* Mortgage Trust, were £5,950.9 million, compared with £5,287.1 million at 30 September 2003. Of these £5,523.4 million or 92.8% were secured on residential property, providing a base of high quality assets.

The modest increase in net interest income to £80.6 million from £76.5 million reflects both the move away from higher risk assets towards secured, and thus low risk, lending and the normal lag in loan rates following the increases in LIBOR during the year which resulted in a tightening of margins. If interest rates fall, as a number of economists expect, this effect should reverse.

Other operating income rose to £40.2 million from £31.0 million, an increase of 29.7%, as a result of commissions and fees earned on the larger portfolio and on the higher volume of business written during the year.

Operating expenses, excluding the impact of the goodwill credit of £5.2 million were £43.9 million, compared with £37.9 million *(excluding the goodwill credit of £2.1 million and exceptional costs* of £3.9 million) in the previous year. At 36.3% (2003: 35.3%) the cost:income ratio increased slightly as a result of the inclusion of the full costs of Mortgage Trust during the period (note 8). However, this represents a reduction from the rate of 37.8% reported at the half year. Cost savings from the introduction of operational efficiencies earlier in the year impacted favourably on the cost:income ratio in the second half of the year. Excluding Mortgage Trust, the cost:income ratio decreased to 32.2% from 33.2% last year.

The charge for provisions for losses of £11.1 million for the year compares with £15.9 million for the previous year. The reduction reflects the significant shift in the Group's lending activities in recent years towards secured lending, where margins are lower but the credit profile is better. The relatively low level of charge is also attributable to the high credit standards required by all lending divisions and the high quality of underwriting applied.

After providing for corporation tax at a charge rate of 23% and for the dividend in respect of the year, profits of £43.7 million have been transferred to shareholders' funds.

FIRST MORTGAGES

The performance of the first mortgage business was exceptionally strong in 2004. Total first mortgage lending by the Group was £1,674.3 million for the year, an increase of 67.8% over the previous year. The buy-to-let portfolio, including those assets managed by Mortgage Trust, increased by 34.8% to £4,052.0 million (2003: *£3,006.7 million), whilst total first mortgage assets,* including those managed by Mortgage Trust, increased by 15.2% to £5,002.9 million (2003: £4,341.1 million). The credit performance of the buy-to-let portfolio remains exemplary, with arrears levels running at a fraction of market levels for owner-occupied lending. The new business pipeline at 30 September 2004 was higher than a year earlier, providing a strong start to completions in the new financial year.

Mortgage Trust Services plc, a subsidiary company, has been successful in its application for permission under Part IV of the Financial Services and Markets Act 2000 to become authorised to carry on mortgage and/or general insurance business.

Paragon Mortgages

Paragon Mortgages enjoyed significant growth in its lending during the year with loans advanced totalling £1,106.5 million, an increase of 41.6% from the previous year's £781.3 million. At 30 September 2004 the loan book of Paragon Mortgages stood at £2,638.1 million, an increase of 36.4% from £1,934.3 million at 30 September 2003.

In an increasingly competitive market Paragon Mortgages has continued to make strong progress by focusing on the specialist needs of professional landlords.

Paragon Mortgages has received, for the third year running, the highly-prized accolade of *'Buy-to-Let Lender of the Year'* from the National Association of Commercial Finance Brokers.

CHIEF EXECUTIVE'S REVIEW (Continued)

Mortgage Trust

Mortgage Trust advanced £567.8 million (2003 3 months: £216.3 million) with volumes recovering strongly from the temporary reduction which followed the rationalisation of the new business product range in favour of more profitable buy-to-let products, the focus now being on the mid-market buy-to-let sector. At 30 September 2004, Mortgage Trust had loans under management of £2,229.1 million (2003: £2,230.1 million) of which £1,450.4 million related to buy-to-let (2003: £1,127.5 million) and £778.7 million related to owner-occupied mortgages (2003: £1,102.6 million). The owner-occupied book is being run off.

An attractive feature of Mortgage Trust when we acquired the business was the quality of its systems infrastructure, as this had seen considerable investment prior to our acquisition. A major project is currently underway to migrate the Group's other businesses to the Mortgage Trust platform. The first phase of this project, which will see all first mortgage activities operating on the new common platform, is expected to be completed in the current financial year.

NHL book

The NHL book reduced to £135.7 million at 30 September 2004, from £176.7 million at 30 September 2003 and recorded a satisfactory performance over the period.



CHIEF EXECUTIVE'S REVIEW (Continued)

CONSUMER FINANCE

At 30 September 2004 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance stood at £891.3 million, (2003: £888.9 million). Aggregate loan advances were £450.0 million during the year, compared with £479.8 million in the previous year. The credit performance of our consumer books has been satisfactory and, assuming relatively full employment, is expected to remain so.

Paragon Personal Finance

Secured personal finance advances were £305.4 million during the year, compared with £298.9 million for the previous year. At the year end, the secured book totalled £476.0 million (2003: £384.9 million). Volumes for the year were in line with plan and were achieved in an increasingly competitive environment following a very strong performance in the second half of the previous year. Paragon Personal Finance has consolidated its position as a leading supplier of loans to the broker market with confidence in the brand remaining strong. During the period the level of new unsecured personal loan advances was negligible.

We expect competitive pressures in the secured loans market to increase over the next year as a result of new entrants to the market and a cooling of the housing market. Nevertheless, Paragon Personal Finance will maintain its position on credit quality and seek further growth through prudent innovation and improved service through new technology.

Sales Aid Finance

During the year ended 30 September 2004, new business of £144.2 million was advanced by this division, compared with £172.3 million in the previous year. At the year end the Sales Aid Finance book totalled £208.6 million (2003: £254.6 million).

As we have reported previously, we have limited lending volumes in our retail and car finance business as a result of less than adequate returns from some of this business. Following the removal of unprofitable distribution sources and products, the profitability of new business written has risen significantly. We have focused on streamlining the car finance distribution channels and reducing unprofitable business relationships, and have integrated the front-end administration of the retail finance business to improve service levels and reduce costs.

As a result of these initiatives the profitability of our sales aid finance businesses has improved. We will strive for further improvement before increasing the capital devoted to this area.

FUNDING

The Group has been active in the securitisation market throughout the year, increasingly diversifying the investor base by issuing bonds denominated in US dollars and euros, as well as in sterling. The increased depth of this investor base has contributed to the reduction in coupon over LIBOR seen during the year.

In October 2003 a £715 million securitisation of mortgage assets was completed by Paragon Mortgages (No. 6) plc; in January 2004 a £500 million securitisation of Mortgage Trust originated assets was completed by First Flexible No. 6 plc; in May 2004 a £900 million securitisation of Paragon Mortgages and Mortgage Trust originations was completed by Paragon Mortgages (No. 7) plc; in October 2004 a £1.0 billion securitisation, the largest Paragon transaction to date, of assets originated by Paragon Mortgages and Mortgage Trust, was completed by Paragon Mortgages (No. 8) plc, which also carried the lowest coupon of any of our buy-to-let issues to date; and, in December 2004, a £300 million securitisation of secured loans was completed by Paragon Secured Finance (No.1) plc.

During the year we replaced the Group's corporate banking facility with a £280 million facility to provide funding to support planned new business generation. In addition, we have increased the capacity of our warehouse funding line, through which we finance all newly originated assets prior to securitisation, from £900 million to £1.3 billion at 30 September 2004 and to £1.4 billion currently. An additional warehouse facility of £225 million is used for most of the originations by Mortgage Trust but in due course the majority of originations by Mortgage Trust will be consolidated with those by the rest of the Group.

The Group has been voted Best Issuer for Investor Reporting in the 2003 Structured Finance International Awards, from over twenty issuers nominated.

Nigel S Terrington

Chief Executive

15 December 2004



BOARD OF DIRECTORS

Jonathan P L Perry
CHAIRMAN
age 65

Jonathan Perry joined the Group as a non-executive director in June 1991 and was appointed Chairman in January 1992. He is a Chartered Accountant and between 1997 and 1999 was Vice-Chairman, Investment Banking Division, HSBC Investment Bank plc. Previously he was a Director of Morgan Grenfell & Co Limited for 15 years.

Nigel S Terrington
CHIEF EXECUTIVE
age 45

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He is a member of the CFD Management Committee of the Finance and Leasing Association. He was previously the Chairman of the Intermediary Mortgage Lenders Association and was a member of the Executive Committee of the Council of Mortgage Lenders.

Nicholas Keen
FINANCE DIRECTOR
age 46

Nicholas Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

John A Heron
DIRECTOR OF MORTGAGES
age 45

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.

Pawan Pandya
CHIEF OPERATING OFFICER
age 40

Pawan Pandya joined the Group in December 1988. He was appointed as Chief Operating Officer in July 2002, responsible for all operational and IT areas of the Group. Prior to joining Paragon, he worked in foreign exchange, credit risk management, marketing and corporate finance.

David M M Beever
NON-EXECUTIVE DIRECTOR
age 63

David Beever joined Paragon as a non-executive director in August 2003. He is Chairman of KPMG Corporate Finance, Vice-Chairman of London & Continental Railways Ltd and a non-executive director of JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd. He is the Senior Independent Non-Executive Director.

Robert G Dench
NON-EXECUTIVE DIRECTOR
age 54

Robert Dench joined Paragon as a non-executive director in September 2004. He previously held various senior positions within Barclays, where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He is also a non-executive director of AXA UK plc and of Clipper Ventures plc.

Gavin A F Lickley
NON-EXECUTIVE DIRECTOR
age 58

Gavin Lickley joined Paragon as a non-executive director in October 2002. He retired from the Board of the Investment Banking Division of Deutsche Bank AG in April 2000, having previously been Head of the Banking Division and Chairman of Morgan Grenfell & Co Limited. He is a Chartered Accountant and is now Chairman of Inexus Group, an owner of gas and electricity networks and Chairman of SAV Credit Limited, a credit card company. He is Chairman of the Paragon Remuneration Committee.

Christopher D Newell
NON-EXECUTIVE DIRECTOR
age 44

Christopher Newell has been a director of Altium Capital Limited (formerly Apax Partners & Co. Corporate Finance) since 1990. He is also a director of Artemis Investment Management Limited. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.



Jonathan P L Perry CHAIRMAN | Nigel S Terrington CHIEF EXECUTIVE | Nicholas Keen FINANCE DIRECTOR | John A Heron DIRECTOR OF MORTGAGES | Pawan Pandya CHIEF OPERATING OFFICER



David M M Beever NON-EXECUTIVE DIRECTOR | Robert G Dench NON-EXECUTIVE DIRECTOR | Gavin A F Lickley NON-EXECUTIVE DIRECTOR | Christopher D Newell NON-EXECUTIVE DIRECTOR

DIRECTORS' REPORT

The directors submit their Report and the Accounts for the year ended 30 September 2004 which were approved by the Board on 15 December 2004.

Principal activity

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

The Chairman's Statement and the Chief Executive's Review on pages 4 to 10 contain a review of the Group's business during the financial year, its current position and future prospects.

Results and dividends

The results for the year are shown in the Consolidated Profit and Loss Account on page 34.

The directors recommend a final dividend of 5.7p per share (2003: 3.7p per share) which, together with the interim dividend of 3.9p per share (2003: 2.6p per share) paid on 30 July 2004, makes a total of 9.6p per share (2003: 6.3p per share). After dividends, retained profits of £43.7 million (2003: £32.8 million) have been transferred to reserves.

Directors

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown below:

	AT 30 SEPTEMBER 2004 ORDINARY SHARES OF 10P EACH	AT 30 SEPTEMBER 2003 OR ON APPOINTMENT ORDINARY SHARES OF 10P EACH
J P L Perry	309,579	309,579
N S Terrington	99,219	99,219
N Keen	44,116	44,116
J A Heron (appointed 15 October 2003)	5,600	5,600
P Pandya (appointed 15 October 2003)		
D M M Beever*	10,000	
R G Dench† (appointed 29 September 2004)		
G A F Lickley*	30,000	30,000
C D Newell*	20,000	20,000

*Non-executive directors.

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan and the Deferred Bonus Scheme, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 19 to 26.

On 25 November 2004 Mr R G Dench acquired 20,000 10p Ordinary Shares in the Company.

On 30 November 2004 the following directors exercised options to acquire 10p Ordinary Shares in the Company and disposed of the shares thus acquired:

J P L Perry	80,000 shares
N S Terrington	170,000 shares
N Keen	160,000 shares
J A Heron	185,000 shares

On 1 December 2004 options under the Paragon 2000 Executive Share Option Scheme were granted to Mr N S Terrington (109,795 shares), Mr N Keen (82,347 shares), Mr J A Heron (44,205 shares) and Mr P Pandya (44,205 shares).

On 2 December 2004 further awards under the Paragon Performance Share Plan were granted to Mr N S Terrington (54,897 shares), Mr N Keen (41,173 shares), Mr J A Heron (22,102 shares) and Mr P Pandya (22,102 shares).

Other than the above transactions, there have been no changes in the directors' interests in the share capital of the Company since 30 September 2004.

The directors have no interests in the shares or debentures of the Company's subsidiary companies.

Mr M J R Kelly resigned from the Board on 15 October 2003 and Mr D A Hoare resigned from the Board on 10 February 2004.

In accordance with the Articles of Association, Mr N Keen, Mr C D Newell and Mr R G Dench will retire and, being eligible, will offer themselves for re-appointment at the forthcoming Annual General Meeting. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Substantial shareholdings

As at 30 November 2004, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	ORDINARY SHARES	% HELD
Schroder Investment Management Limited	15,554,836	12.97%
Barclays Global Investors Limited	14,372,521	11.99%
Morley Fund Management	8,388,975	7.00%
Merrill Lynch Investment Managers	8,362,588	6.98%
M & G Investment Management Limited	6,247,884	5.21%
The Paragon Group of Companies PLC ESOP scheme	6,239,021	5.20%
Framlington Investment Management	4,820,000	4.02%
Threadneedle Asset Management Limited	4,282,386	3.57%
Legal & General Investment Management Limited	4,235,579	3.53%
Scottish Widows Investment Partnership	3,799,357	3.17%

Corporate social responsibility

The Group presents its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health and safety, commitment to diversity and the environment in the Corporate Social Responsibility Report on pages 17 to 18.

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £11,141 (2003: £11,085). Information on the Group's charitable activities is given in the Corporate Social Responsibility Report on pages 17 to 18.

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

DIRECTORS' REPORT (Continued)

Auditors

A resolution for the re-appointment of Deloitte & Touche LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

RESOLUTION 6

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at the previous Annual General Meeting on 10 February 2004 and will expire at the end of the forthcoming Annual General Meeting. Resolution 6 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £4,264,200 representing approximately 35.6% of the Company's issued capital at 30 November 2004 and being one third of issued capital plus shares issuable under option. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

RESOLUTION 7

Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the previous Annual General Meeting will expire at the end of this year's Annual General Meeting and Resolution 7 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £599,400, representing approximately 5% of the Company's issued share capital at 30 November 2004.

RESOLUTION 8

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 11.9 million of the Company's ordinary shares (approximately 10% of the issued share capital at 30 November 2004) for cancellation at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

The directors would not expect to purchase ordinary shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of shareholders generally. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Approved by the Board of Directors and signed on behalf of the Board.

John G Gemmell

Company Secretary

15 December 2004

CORPORATE SOCIAL RESPONSIBILITY

The Group believes that the long-term interests of shareholders, employees and customers are best served by our acting in a socially responsible manner. As such the Group ensures that a high standard of corporate governance is maintained.

Training and development

During the year the Group's accreditation under the 'Investors in People' scheme, which it has held since 1997, was renewed. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system used by the Group is designed to assist employees in developing their careers within the Group and to identify and provide appropriate training opportunities. The Group's corporate training and development strategy focuses on providing opportunities to develop all of its staff and is central to achievement of the Group's business objectives.

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is implemented in full.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality, ethnic origins or community background
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership or non-membership of a trade union

and that they should not be disadvantaged by conditions or requirements that are unjust or unfair.

Composition of the workforce, at all levels, is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the annual employee feedback surveys. Human Resources policies are kept under regular review to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. During the year the Group has instituted a Staff Forum, attended by elected staff representatives from each area of the business. This exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which the employees can be consulted on matters affecting them.

Employees have been provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through both information circulars and management presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable employees to benefit from the performance of the business.

The directors encourage the involvement of employees at all levels by the staff appraisal process and through communication between directors, team leaders and teams.

CORPORATE SOCIAL RESPONSIBILITY (Continued)

Environmental policy

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, implemented by:

- Ensuring all buildings occupied by the Group are managed efficiently by the facilities team and building surveyors,

  for example:

  - using low energy lightbulbs where appropriate
  - maintaining building temperatures within CIBSE guidelines
  - using light controls to reduce lighting in unoccupied areas
  - ensuring energy audits are carried out as part of condition surveys

- Providing facilities and negotiating contracts to enable staff to re-cycle used products such as waste paper, toner cartridges, etc.
- Controlling business travel and providing opportunities for staff to travel to work in various ways, including installing cycle racks and showers (where possible).
- Displaying a Paragon Green Charter at all sites to encourage staff to be environmentally friendly at all times.

Health and safety

The office environment is managed so as to comply with the requirements of the Health and Safety at Work Act 1974, Workplace Health, Safety and Welfare Regulations 1992, COSHH Regulations 1988, Disability Discrimination Act 1995, Fire Precautions (Workplace) Regulations 1997 and the Control of Asbestos at Work Regulations 2002.

Appropriate procedures have been established to monitor and maintain the Group's Health and Safety standards. Monitoring is undertaken internally and by external consultants and training is organised for staff from time to time.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. In addition to the charitable contributions shown in the directors' report the Group made contributions of £68,406 to the Foundation for Credit Counselling.

The Group supports the efforts of the Paragon Charity Committee, which is made up of volunteer employees and which organises a variety of fundraising activities throughout the year. All employees have the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's events.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration committee

The Committee consists of three non-executive directors: Gavin Lickley, David Beever and Christopher Newell.

The Chairman of the Remuneration Committee is Gavin Lickley.

None of the directors comprising the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management.

In determining the directors' remuneration for the year, the Committee consulted Mr. J P L Perry (Chairman), Mr N S Terrington (Chief Executive) and Mr D A Hoare (former non-executive director and former Chairman of the Committee) about its proposals. The Committee also appointed New Bridge Street Consultants LLP to provide advice on structuring directors' remuneration packages. New Bridge Street Consultants LLP advised the Company on various sundry remuneration matters during the year.

Remuneration policy

The Company's policy is to ensure that executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the executive directors and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non-executive directors is determined by the Board.

In forming and reviewing remuneration policy the Committee has given full consideration to Section B.1 of the Combined Code on Corporate Governance.

The remuneration packages of the individual directors have been assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

All executive directors are remunerated by a combination of fixed and performance related elements. Fixed remuneration consists of salary, pension scheme contributions and benefits in kind. Performance related remuneration consists of participation in the annual bonus plan and the award of share options and of shares under the performance share plan from time to time. The performance related elements of remuneration are intended to provide a significant proportion of the directors' potential total remuneration.

Salary

An executive director's salary is determined by the Committee at the beginning of each year. In deciding appropriate levels the Committee considers remuneration levels within the Group as a whole and relies on objective research which gives up-to-date information on comparable companies. Directors' contracts of service, which include details of remuneration, will be available for inspection at the Annual General Meeting.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Performance bonuses

Bonuses up to a normal maximum of 125% of salary in cash can be earned under performance related schemes, based upon individual performance and that of the Group as a whole, at the discretion of the Remuneration Committee. Bonuses are normally paid in November but are accrued in the year to which they relate.

Directors have the option to receive up to one quarter of their cash bonus in the form of shares, such shares being deemed to be acquired at the average price during the last five dealing days in the September preceding the award. Directors are encouraged to take up this option by a supplementary award of an equal number of additional shares. The shares comprising both the basic and the supplementary award vest after three years.

In respect of the year under review, the Remuneration Committee set the maximum cash bonus awards at 135% of salary, this level being marginally in excess of the normal limit of 125%. This variation from policy was regarded as appropriate to recognise and reward the significant advance achieved in Group profits and the highly successful integration of Mortgage Trust.

Pension contributions

During the year, four of the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members, while in respect of Mr J P L Perry the Company paid monthly contributions into his personal pension scheme. Dependants of executive directors who are members of the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. The executive directors contribute 5% of eligible salary as participants in the Plan.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on page 23. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors.

Share options and other share awards

The Company's policy is to grant options to directors under the Paragon 2000 Executive Share Option Scheme at the discretion of the Remuneration Committee, taking into account individual performance, up to a maximum of twice annual remuneration in any financial year. For options to be exercisable, the scheme requires the Company's total shareholder return (TSR) over at least three years to be higher than at least half of the TSRs for the following companies selected from the FTSE All Share Banks and Speciality and Other Finance sectors; Abbey National (included up to 12 November 2004), Alliance & Leicester, Cattles, Hitachi Credit UK, London Scottish Bank, Northern Rock, Provident Financial and HBOS, these being a range of companies which, in the opinion of the Remuneration Committee, are engaged in businesses similar to the business of the Group.

The Paragon Performance Share Plan was approved by shareholders at the Annual General Meeting on 11 February 2003. The maximum award is twice salary in any financial year. When aggregated with option grants under the Paragon 2000 Executive Share Option Scheme the maximum award will be over shares with a value of twice remuneration in any financial year. Under the plan the vesting of awards is subject to a relative TSR target. The Company's TSR over the three year period following grant will be compared to that of the constituents of the FTSE All Share Banks and Speciality and Other Finance sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. Awards will only fully vest for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

TSR has been selected as the performance measure for these awards because the Remuneration Committee believes it is the clearest measure that aligns the interests of executives with those of other shareholders. The Company's TSR performance and that of the peer companies is independently calculated by New Bridge Street Consultants LLP before being reviewed and confirmed by the Remuneration Committee.

Executive directors are also entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share Speciality and Other Finance sector index, also measured by TSR. The Speciality and Other Finance sector has been selected for this comparison because it is the index that contains the largest number of companies in the comparator group used by the Company to determine the vesting of awards under the Performance Share Plan for executive directors.

5 YEAR RETURN INDEX FOR THE FTSE ALL SHARE SPECIALITY AND OTHER FINANCE SECTOR AS AT 30 SEPTEMBER 2004



200
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
The Paragon Group of Companies PLC
FTSE All share speciality and other finance sector

This graph shows the value, by 30 September 2004, of £100 invested in The Paragon Group of Companies PLC on 30 September 1999, compared with £100 invested in the FTSE Speciality and Other Finance index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

All executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows:

J P L Perry	1 March 2004
N S Terrington	1 September 1990 (amended 16 February 1993)
N Keen	6 February 1996
J A Heron	1 September 1990 (amended 14 January and 8 February 1993)
P Pandya	1 October 1994

In the event of early termination, the directors' contracts provide for the payment of salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr N Keen has a service contract with the Company.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. From 1 February 2004 all non-executive directors have been paid an annual base fee of £25,000 plus £2,000 for membership of each committee, £5,000 for Remuneration Committee and Audit and Compliance Committee chairmanship (inclusive of membership) and £3,000 for the senior independent director. Prior to 1 February non-executive directors received £25,000 per annum plus an additional fee of £5,000 for the chairmen of the Remuneration and Audit committees.

Current terms of engagement apply for the following periods:

C D Newell	1 November 2004 to 1 November 2007
G A F Lickley	21 October 2002 to 21 October 2005
D M M Beever	8 August 2003 to 8 August 2006
R G Dench	29 September 2004 to 29 September 2007

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes.

The Chairman of the Remuneration Committee will be available to answer questions on remuneration policy at the Annual General Meeting.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	SALARY AND FEES £000	BENEFITS IN KIND £000	ANNUAL BONUS £000	LOSS OF OFFICE £000	2004 TOTAL £000	2003 TOTAL £000
Executive						
J P L Perry	181	5	122	-	**308**	322
N S Terrington	278	1	270	-	**549**	483
N Keen	212	6	202	-	**420**	359
J A Heron	136	12	105	-	**253**	-
P Pandya	144	6	105	-	**255**	-
Non-executive						
A D Chambers	-	-	-	-	**-**	45
D M M Beever	31	-	-	-	**31**	4
R G Dench	-	-	-	-	**-**	-
D A Hoare	9	-	-	25	**34**	25
M J R Kelly	1	-	-	25	**26**	23
G A F Lickley	31	-	-	-	**31**	23
C D Newell	33	-	-	-	**33**	25
2004	**1,056**	**30**	**804**	**50**	**1,940**	1,309
2003	730	12	542	25	1,309	

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Mr J P L Perry is the Chairman and Mr N S Terrington is the highest paid director.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £197,000 (2003: £155,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	INCREASE IN ACCRUED PENSION DURING YEAR EXCLUDING ANY INCREASE FOR INFLATION £000	TRANSFER VALUE OF INCREASE LESS DIRECTORS' CONTRIBUTIONS £000	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2004 £000	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2003 OR AT APPOINTMENT £000
N S Terrington	11	81	**94**	80
N Keen	3	27	**45**	41
J A Heron	7	53	**53**	45
P Pandya	4	22	**41**	35

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2004. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	AGE AT YEAR END	DIRECTORS' CONTRIBUTIONS IN THE YEAR £000	INCREASE IN ACCRUED PENSION IN THE YEAR £000	ACCUMULATED TOTAL ACCRUED PENSION AT YEAR END £000	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2003 OR ON APPOINTMENT £000	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2004 £000	DIFFERENCE IN TRANSFER VALUES LESS CONTRIBUTIONS £000
N S Terrington	44	13	14	94	611	**781**	157
N Keen	46	5	5	45	339	**411**	67
J A Heron	45	7	8	53	362	**456**	88
P Pandya	39	7	5	41	218	**268**	44

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2004. The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes – Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions of £81,000 (2003: £74,000) in respect of further pension provision for Mr N Keen. Contributions of £40,000 (2003: £39,000) in respect of Mr J P L Perry were paid into his personal pension scheme.

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Share option schemes

Details of individual options held by the directors at 30 September 2003 and 30 September 2004 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	OPTION PRICE	J P L PERRY NUMBER	N S TERRINGTON NUMBER	N KEEN NUMBER	J A HERON NUMBER	P PANDYA NUMBER
Options held at 30 September 2003 or at date of appointment:							
13/03/1998*	13/03/2005	97.33p	417,646	-	-	-	-
31/03/2001*	31/03/2008	218.00p	120,000	255,000	240,000	48,000	-
31/03/2001	31/03/2005	218.00p	80,000	170,000	160,000	32,000	-
11/01/2002*	11/01/2009	147.50p	-	300,000	-	80,000	-
17/02/2003†	17/02/2010	147.00p	100,000	100,000	-	30,000	-
26/05/2003	26/05/2007	148.50p	200,000	200,000	-	60,000	-
01/08/2005	01/02/2006	120.64p	-	13,987	-	-	-
27/11/2004†	27/11/2011	248.00p	170,000	300,000	250,000	60,000	60,000
29/07/2005†	29/07/2012	186.50p	20,000	60,000	60,000	80,000	80,000
14/03/2006†	14/03/2013	186.50p	122,368	191,053	138,947	65,789	68,421
01/08/2006	01/02/2007	183.04p	5,053	-	5,053	5,053	-
			1,235,067	1,590,040	854,000	460,842	208,421
Options granted in the year:							
08/12/2006†	08/12/2013	339.00p	58,997	98,083	73,746	41,298	41,298
Options exercised in the year:							
On 23/02/04							
13/03/1998*	13/03/2005	97.33p	(417,646)	-	-	-	-
On 09/07/04							
11/01/2002*	11/01/2009	147.50p	-	-	-	(80,000)	-
17/02/2003†	17/02/2010	147.00p	-	-	-	(30,000)	-
26/05/2003	26/05/2007	148.50p	-		-	(15,000)	-
At 30 September 2004			876,418	1,688,123	927,746	377,140	249,719

* The exercise of these options is conditional upon earnings per share increasing at a rate in excess of the retail price index over the three preceding financial years. The initial earnings per share is adjustable, in certain circumstances, subject to Inland Revenue approval.

† The exercise of these options is conditional upon the Company's total shareholder return exceeding the total shareholder return for at least half of a specified group of comparator companies.

Aggregate gains before taxation made by directors on the exercise of share options during the year were £1,467,000 (2003: £1,293,000). At 30 September 2004 The Paragon Group of Companies PLC share price was 341.0p (2003: 334.0p) and the range during the year then ended was 295.0p to 400.0p (2003: 159.5p to 344.5p). The share price on 23 February 2004 was 396.0p and on 9 July 2004 323.0p.

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied. All awards to date are subject to the performance criteria outlined in the policy section of this report.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2003 and 30 September 2004 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	MARKET PRICE AT AWARD DATE	J P L PERRY NUMBER	N S TERRINGTON NUMBER	N KEEN NUMBER	J A HERON NUMBER	P PANDYA NUMBER
Awards outstanding at 30 September 2003 or at date of appointment:							
13/03/2006	13/09/2006	186.50p	61,184	95,526	69,474	32,895	34,211
02/07/2006	02/01/2007	291.00p	40,790	63,684	46,316	21,930	22,807
			101,974	159,210	115,790	54,825	57,018
Awards made in the year:							
18/12/2006	18/06/2007	338.90p	31,250	51,953	39,063	21,875	21,875
22/06/2007	22/12/2007	350.25p	28,036	46,610	35,045	19,625	19,625
At 30 September 2004			161,260	257,773	189,898	96,325	98,518

REPORT OF THE BOARD TO THE SHAREHOLDERS ON DIRECTORS' REMUNERATION (Continued)

Deferred Bonus Scheme

Details of individual entitlements of the directors under the Deferred Bonus Scheme at 30 September 2003 and 30 September 2004 are:

AWARD DATE	TRANSFER DATE	MARKET PRICE AT AWARD DATE	J P L PERRY NUMBER	N S TERRINGTON NUMBER	N KEEN NUMBER	J A HERON NUMBER	P PANDYA NUMBER
Awards outstanding at 30 September 2003 or at date of appointment:							
Awards made in the year:							
27/02/2004	01/10/2006	387.60p	29,940	45,284	32,934	13,473	16,467
At 30 September 2004			29,940	45,284	32,934	13,473	16,467

Under the Deferred Bonus Scheme the shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

Under the Deferred Bonus Scheme, the following awards are due to be granted in respect of bonuses for the year ended 30 September 2004.

J P L Perry	14,113 shares
N S Terrington	52,694 shares
N Keen	39,490 shares
J A Heron	20,528 shares
P Pandya	20,528 shares

Signed on behalf of the Board of Directors

Gavin A F Lickley
Chairman of the Remuneration Committee

15 December 2004

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RELATION TO FINANCIAL STATEMENTS

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements (on pages 34 to 72), the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

We have audited the financial statements of The Paragon Group of Companies PLC for the year ended 30 September 2004 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and the related notes 1 to 38 together with the reconciliation of movement in consolidated shareholders' funds. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibility, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham
15 December 2004

CORPORATE GOVERNANCE

The Combined Code, which sets out Principles of Good Corporate Governance and Code provisions, was issued by the London Stock Exchange in June 1998. Throughout the year the Company has been in compliance with the Code provisions set out in section 1 of the Combined Code on Corporate Governance. A statement on how the Company has applied the Principles of Good Corporate Governance and a statement explaining the extent to which the provisions in the Code relevant to companies have been complied with appear below.

The Board notes the publication in July 2003 of the revised Combined Code issued by the Financial Reporting Council, which applies to listed companies for periods commencing on or after 1 November 2003 ("the revised Combined Code"). The Company will report formally on its compliance with the revised Combined Code, as required under the Listing Rules, next year. However, the Board has reviewed the main and supporting principles and provisions set out in the revised Combined Code and is taking steps to ensure that it will be in a position to meet its requirements.

Directors

The Board of Directors comprises the Chairman, four executive and four non-executive directors, all of whom bring to the Company a broad and valuable range of experience. Jonathan Perry has been Chairman since February 1992 and Nigel Terrington Chief Executive since June 1995. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on pages 12 and 13.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever who has been nominated as the senior independent non-executive director. This provides effective balance and challenge. The Board meets regularly throughout the year and is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board.

All the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, consisting of Gavin Lickley, who chairs the committee, David Beever and Christopher Newell.
- The Audit and Compliance Committee, consisting of Christopher Newell, who chairs the committee, David Beever and Gavin Lickley. The committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.
- The Nomination Committee, consisting of Jonathan Perry, who chairs the committee, Nigel Terrington and two non-executive directors, David Beever and Christopher Newell. The committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board.
- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.
- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based on merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the Finance Director and the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

The Board utilises the services of an external consultant to facilitate a Board evaluation. All Board directors are required to complete a detailed questionnaire on the performance of the Board and Board committees and the Board subsequently discusses the results of the evaluation.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 19 to 26.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days' notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and the Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 14 to 16 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 27.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2004 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Compliance statement

The Listing Rules require the Board to report on compliance with the forty-five Code provisions throughout the accounting period. Throughout the year ended 30 September 2004 the Company has been in compliance with the Code provisions set out in Section 1 of the Combined Code of Corporate Governance issued by the Financial Services Authority.

CONTACTS

Registered and head office
St. Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE
Telephone: 0121 712 2323

London office
Third Floor
30-34 Moorgate
London EC2R 6PQ
Telephone: 020 7786 8474

Internet
www.paragon-group.co.uk

Auditors
Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Brokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

THE ACCOUNTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR TO 30 SEPTEMBER 2004

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
Interest receivable	3		412.0		272.0
Interest payable and similar charges	4		(331.4)		(195.5)
Net interest income			80.6		76.5
Other operating income	5		40.2		31.0
Total operating income			120.8		107.5
Operating expenses					
Exceptional reorganisation costs	7			(3.9)	
Other operating expenses		(43.9)		(37.9)	
Amortisation of negative goodwill		5.2		2.1	
Total operating expenses			(38.7)		(39.7)
Provisions for losses			(11.1)		(15.9)
Operating profit being profit on ordinary activities before taxation	9		71.0		51.9
Tax charge on profit on ordinary activities	11		(16.3)		(11.6)
Profit on ordinary activities after taxation for the financial year			54.7		40.3
Equity dividend	13		(11.0)		(7.5)
Retained profit			43.7		32.8
Earnings per share					
- basic	14		48.0p		35.5p
- diluted	14		46.2p		34.8p

There have been no recognised gains or losses other than the profit for the current and preceding years.

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

CONSOLIDATED BALANCE SHEET
30 SEPTEMBER 2004

	Notes	2004 £m	2004 £m	2003 RESTATED NOTE 1(r) £m	2003 RESTATED NOTE 1(r) £m
Assets employed					
Fixed assets					
Intangible assets					
Negative goodwill	15		(14.0)		(18.8)
Tangible assets	16		3.4		4.2
Investments					
Assets subject to non-recourse finance	17	1,557.7		2,361.6	
Non-recourse finance	17	(1,520.3)		(2,285.3)	
		37.4		76.3	
Loans to customers	18	4,492.5		3,051.3	
			4,529.9		3,127.6
			4,519.3		3,113.0
Current assets					
Stocks	21	3.4		3.8	
Debtors falling due within one year	22	8.8		9.4	
Investments		230.5		144.8	
Cash at bank and in hand		172.0		150.5	
			414.7		308.5
			4,934.0		3,421.5
Financed by					
Equity shareholders' funds					
Called-up share capital	23		12.0		11.9
Share premium account	24	68.8		67.6	
Merger reserve	24	(70.2)		(70.2)	
Profit and loss account	24	270.1		225.8	
			268.7		223.2
Share capital and reserves			280.7		235.1
Own shares	25		(12.3)		(9.8)
			268.4		225.3
Provisions for liabilities and charges	27		5.6		7.6
Creditors					
Amounts falling due within one year	29	66.4		128.0	
Amounts falling due after more than one year	29	4,593.6		3,060.6	
			4,660.0		3,188.6
			4,934.0		3,421.5

Approved by the Board of Directors on 15 December 2004.

Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

HOLDING COMPANY BALANCE SHEET
30 SEPTEMBER 2004

	Notes	2004 £m	2004 £m	2003 RESTATED NOTE 1(r) £m	2003 RESTATED NOTE 1(r) £m
Assets employed					
Fixed assets					
Investment in subsidiary companies	19		426.5		342.1
Current assets					
Debtors falling due within one year	22	51.4		92.7	
Cash at bank and in hand		0.6		4.0	
			52.0		96.7
			478.5		438.8
Financed by					
Equity shareholders' funds					
Called-up share capital	23		12.0		11.9
Share premium account	24	68.8		67.6	
Revaluation reserve	24	51.3		36.1	
Profit and loss account	24	162.6		138.3	
			282.7		242.0
Share capital and reserves			294.7		253.9
Own shares	25		(12.3)		(9.8)
			282.4		244.1
Creditors					
Amounts falling due within one year	29		196.1		194.7
			478.5		438.8

Approved by the Board of Directors on 15 December 2004
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR TO 30 SEPTEMBER 2004

	Notes	2004 £m	2003 RESTATED NOTE 1(r) £m
Net cash inflow from operating activities	31	129.3	108.2
Taxation		(14.6)	(14.4)
Capital expenditure and financial investment	32(a)	(685.8)	(626.2)
Acquisitions and disposals	32(b)	-	(26.7)
Equity dividends paid		(8.6)	(6.6)
		(579.7)	(565.7)
Management of liquid resources	34	(85.7)	(27.5)
Financing	32(c)	686.5	612.6
Increase in cash in the year		21.1	19.4

RECONCILIATION OF MOVEMENT IN CONSOLIDATED SHAREHOLDERS' FUNDS
FOR THE YEAR TO 30 SEPTEMBER 2004

	2004 £m	2004 £m	2003 RESTATED NOTE 1(r) £m	2003 RESTATED NOTE 1(r) £m
Profit attributable to shareholders		54.7		40.3
Dividend		(11.0)		(7.5)
Purchase of own shares by ESOP Trust		(2.9)		(2.2)
Exercise of options through ESOP Trust		0.4		1.2
Exercise of other share options		1.0		1.3
Charge for long term incentive plan		0.9		0.2
Net movement in shareholders' funds		43.1		33.3
Opening shareholders' funds				
As previously reported	234.9		200.8	
Prior period adjustment	(9.6)		(8.8)	
As restated		225.3		192.0
Closing shareholders' funds		268.4		225.3

NOTES TO THE ACCOUNTS

FOR THE YEAR TO 30 SEPTEMBER 2004

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular policies adopted are described below.

(a) Accounting convention The accounts are prepared under the historical cost convention, as adjusted for the revaluation of fixed asset investments.

(b) Basis of consolidation The consolidated accounts deal with the accounts of the Company and its subsidiaries made up to 30 September 2004. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

As required by Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', quasi-subsidiary undertakings are dealt with in the consolidated accounts on the same basis as true subsidiaries, described above.

(c) Negative Goodwill Negative goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and credited to the profit and loss account over the period expected to be benefited by the acquisition, within other operating expenses.

(d) Tangible fixed assets Tangible fixed assets are stated at cost less accumulated depreciation.

(e) Depreciation Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the life of the lease
Computer equipment	25% per annum
Furniture, fixtures and office equipment	15% per annum
Motor vehicles	25% per annum

(f) Loans to customers Loans are stated at cost less provision for diminution in value.

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(g) Assets subject to non-recourse finance Certain mortgage loans originated by subsidiary companies had previously been sold to special purpose vehicle companies on a non-recourse basis. The outstanding amount of these loans is disclosed on the face of the balance sheet, with the non-recourse finance deducted from them in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions'.

(h) Fixed assets - Investments The Company's investments in subsidiary companies are valued by the Directors at the Company's share of the book value of their underlying net tangible assets.

(i) Stocks Obligations to purchase vehicles from lessors at pre-arranged prices at the end of the lease term are included in stock at the prices to be paid, in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', less any provisions to reduce the prices to net realisable value.

Other stocks are stated at the lower of cost and net realisable value.

(j) Current asset investments Balances shown as current asset investments in the balance sheet comprise short-term deposits with banks with maturities of not more than 90 days and more than 7 days.

(k) Cash at bank Balances classified as cash in the balance sheet comprise demand deposits and short term deposits with banks with maturities of not more than 7 days.

(l) Goodwill Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, has previously been written off on acquisition against Group reserves as a matter of accounting policy. Such amounts would be charged or credited to the profit and loss account on any future disposal of the business to which they relate.

(m) Deferred taxation Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(n) Funding costs Initial costs incurred in arranging funding facilities are amortised over the period of the facility. Unamortised initial costs are deducted from the associated liability. Profits on the early repurchase of loan notes are included within interest payable and similar charges.

(o) Financial Instruments Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate cap and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

(p) Other operating income The turnover and gross profit of Paragon Vehicle Contracts Limited are not derived from the Group's principal activities and the gross profit is therefore included in other operating income. The turnover is shown in note 5.

(q) Pension costs The expected cost of providing pensions within the funded defined benefit scheme, as calculated periodically by professionally qualified actuaries using the projected unit method, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

The Group has adopted the transitional disclosure requirements of Financial Reporting Standard 17 – 'Retirement Benefits'.

(r) Own shares The balance sheets as at 30 September 2003 have been restated to reflect the implementation of UITF Abstract 38 – 'Accounting for ESOP Trusts' which requires that shares held by the trustee of the Group's share option schemes are shown on the balance sheet as a deduction in arriving at Equity Shareholders' Funds, rather than as investment in own shares within fixed assets. The impact on the cash flow statement is the reclassification of share purchases from capital expenditure to financing and the inclusion of cash balances held by the ESOP Trust as cash rather than being included as investment in own shares. There is no impact on the consolidated profit and loss account. Own shares are stated at cost.

(s) Long term incentive plan The cost of shares to be issued under the terms of the Paragon Performance Share Plan is charged to the profit and loss account over the period between the date of grant and the vesting date.

(t) Leases Rental income and costs under operating leases are credited / charged to the profit and loss account over the period of the leases.

Income from hire purchase contracts is accounted for on the actuarial basis. Hire purchase receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued and provision for doubtful debts.

(u) Brokers' commissions Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

2. ACQUISITION AND GOODWILL

The fair value of the net assets acquired on the purchase of Britannic Money plc on 30 June 2003 has been revised from £40.8m to £41.2m due to the reversal of provisions at that date which were not subsequently required.

Therefore negative goodwill arising on the acquisition is now calculated to be £21.3m (note 15).

3. INTEREST RECEIVABLE

	2004 £m	2003 £m
Interest on loans to customers	297.6	234.1
Interest on assets subject to non-recourse finance	92.1	28.4
Other interest receivable	22.3	9.5
	412.0	272.0

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2004 £m	2003 £m
On asset backed loan notes	165.9	105.2
On bank loans and overdrafts	49.0	33.1
On non-recourse finance	79.3	23.8
Amortisation of brokers' commissions payable		
On loans to customers	33.2	31.7
On assets subject to non-recourse finance	4.0	1.7
	331.4	195.5

5. OTHER OPERATING INCOME

Other operating income includes the gross profit of the Group's vehicle contract hire business as follows:

	2004 £m	2003 £m
Turnover	5.0	7.4
Cost of sales	(4.6)	(6.9)
Gross profit	0.4	0.5

Included within other operating income is income from property leases of £1.8m (2003: £1.8m).

6. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 730 (2003: 665).

Staff costs incurred during the year in respect of these employees were:

	2004 £m	2003 £m
Wages and salaries	17.2	21.1
Social Security costs	2.0	1.4
Other pension costs	1.1	1.2
	20.3	23.7

Details of the pension schemes operated by the Group are given in note 28.

7. EXCEPTIONAL REORGANISATION COSTS

These were the redundancy costs which were expected to be incurred implementing the announced integration of the acquired business of Mortgage Trust Limited and its subsidiaries with the remainder of the Group's operations.

8. COST/INCOME RATIO

Cost / income ratio is derived as follows:

	2004 £m	2003 £m
Operating expenses	(38.7)	(39.7)
Less Reorganisation costs	-	3.9
Amortisation of negative goodwill	(5.2)	(2.1)
	(43.9)	(37.9)
	÷	÷
Total operating income	120.8	107.5
Cost / income ratio	36.3%	35.3%

9. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is after charging / (crediting):

	2004 £m	2003 £m
Depreciation	1.6	1.9
Amortisation of negative goodwill	(5.2)	(2.1)
Hire of plant and machinery	0.1	0.1
Property rents payable	5.2	4.2

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

10. FEES PAID TO AUDITORS

	2004 £000	2003 £000
Audit fees		
Paid to Group auditors	328	321
Paid to other auditors	170	45
Total audit fees for Group	498	366
Company audit fee	21	20

A more detailed analysis of fees paid to the Group auditors and their associates is given below:

	2004 £000	2004	2003 £000	2003
Audit services				
Statutory audit - UK	311	47%	308	39%
Statutory audit - Overseas	17	3%	13	2%
Audit-related regulatory reporting	12	2%	9	1%
	340	52%	330	42%
Further assurance services				
Securitisation services	90	14%	53	7%
'Due diligence' services	5	1%	107	13%
Other services	15	2%		
	110	17%	160	20%
Tax services				
Compliance services	117	18%	100	13%
Advisory services	88	13%	201	25%
	205	31%	301	38%
	655	100%	791	100%

11. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(A) ANALYSIS OF CHARGE IN THE YEAR

	2004 £m	2003 £m
Current tax		
UK Corporation Tax on profits of the period	16.5	13.3
Adjustment in respect of prior periods	(0.3)	(2.6)
Write-back of Advance Corporation Tax (ACT)	(0.7)	(0.4)
Total current tax	15.5	10.3
Deferred tax (note 27)		
Origination and reversal of timing differences	3.1	1.2
Recognition of asset not previously recognised	(2.4)	(1.0)
Adjustment in respect of prior periods	0.1	1.1
Total deferred tax	0.8	1.3
Tax charge on profit on ordinary activities	16.3	11.6

(B) FACTORS AFFECTING TAX CHARGE FOR THE YEAR

The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30% (2003: 30%). The differences are explained below.

	2004 £m	2003 £m
Profit on ordinary activities before taxation	71.0	51.9
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	21.3	15.5
Effects of:		
Reversal of timing differences	(3.1)	(1.2)
Permanent differences	(1.7)	(1.0)
ACT credit	(0.7)	(0.4)
Prior year credit	(0.3)	(2.6)
Current tax charge for the year	15.5	10.3

(C) FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

The Group will not be taxable on the amortisation of the negative goodwill arising on the acquisition of Mortgage Trust Limited in future periods. In addition the Group currently has £0.3m of ACT (2003: £0.7m) which has not been recognised together with approximately £22.0m of tax losses (2003: £30.0m) in subsidiary companies. Future tax charges will be reduced from the standard rate if profits arise in the appropriate subsidiaries.

In addition, the Group has capital losses in excess of £40.0m (2003: £40.0m) which are available to offset against future capital gains of the Group.

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

12. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The holding company's profit after tax for the financial year amounted to £34.7m (2003: £49.5m). A separate profit and loss account has not been prepared for the holding company under the provisions of Section 230 of the Companies Act 1985.

13. EQUITY DIVIDEND

	2004 PER SHARE	2003 PER SHARE	2004 £m	2003 £m
Equity dividend on ordinary shares				
Interim paid	**3.9p**	2.6p	**4.5**	3.1
Proposed final	**5.7p**	3.7p	**6.5**	4.4
	9.6p	6.3p	**11.0**	7.5

14. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2004	2003
Profit for the year	**£54,700,000**	£40,300,000
Basic weighted average number of ordinary shares ranking for dividend during the year	**113,942,576**	113,362,439
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year	**4,364,990**	2,397,769
Diluted weighted average number of ordinary shares ranking for dividend during the year	**118,307,566**	115,760,208
Earnings per ordinary share – basic	**48.0p**	35.5p
– diluted	**46.2p**	34.8p

15. INTANGIBLE FIXED ASSETS

	NEGATIVE GOODWILL £m
Cost	
At 1 October 2003	20.9
Adjustment to goodwill (note 2)	0.4
At 30 September 2004	21.3
Accumulated amortisation	
At 1 October 2003	2.1
Credit for the year	5.2
At 30 September 2004	7.3
Net book value	
At 30 September 2004	**14.0**
At 30 September 2003	18.8

16. TANGIBLE FIXED ASSETS

	SHORT LEASEHOLD PREMISES £m	PLANT AND MACHINERY £m	TOTAL £m
Cost			
At 1 October 2003	2.6	10.1	12.7
Additions	0.2	0.8	1.0
Disposals	(0.1)	(0.6)	(0.7)
At 30 September 2004	2.7	10.3	13.0
Accumulated depreciation			
At 1 October 2003	1.2	7.3	8.5
Charge for the year	0.2	1.4	1.6
On disposals		(0.5)	(0.5)
At 30 September 2004	1.4	8.2	9.6
Net book value			
At 30 September 2004	1.3	2.1	3.4
At 30 September 2003	1.4	2.8	4.2

17. ASSETS SUBJECT TO NON-RECOURSE FINANCE

Prior to its acquisition by the Group certain loans originated by Britannic Money plc (now Mortgage Trust Limited) had been sold to companies ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is not obliged to support any losses of these companies and does not intend to do so. This is clearly stated in the terms and conditions under which the finance was raised, which provide that the finance providers will receive interest and repayment of principal only to the extent that sufficient funds are generated by the mortgage portfolios acquired by each company.

The priority and amount of claims on the proceeds generated by the assets are determined in accordance with a strict priority of payments. The Group receives net income from the mortgages after the claims of the finance providers have been satisfied in full. The finance providers have no recourse to the Group in any form.

The Group has an option to sell further mortgages to certain of these companies over a fixed period of time, subject to these companies' ability to finance and insure such assets.

The amounts included within Investments in the Group balance sheet in respect of these companies are:

	2004 £m	2003 £m
Loans to customers	**1,458.4**	2,235.8
Cash at bank and in hand	**99.3**	125.8
Assets subject to non-recourse finance	**1,557.7**	2,361.6
Asset backed bank loans	**28.4**	408.3
Asset backed loan notes	**1,491.9**	1,877.0
Non-recourse finance	**1,520.3**	2,285.3
At 30 September 2004	**37.4**	76.3

In the year ended 30 September 2003 the linked presentation shown above included the Group's interest in the assets of Arianty No. 1 PLC. Following changes in the operations of that company, the linked presentation is no longer considered to be appropriate and the assets and liabilities of that company are fully consolidated.

The companies party to these arrangements are:

	PRINCIPAL ACTIVITY
Arianty No. 1 plc	Residential mortgages
First Flexible No. 1 plc	Residential mortgages
First Flexible No. 2 plc	Residential mortgages
First Flexible No. 3 plc	Residential mortgages
First Flexible No. 4 plc	Residential mortgages
First Flexible No. 5 plc	Residential mortgages
Mortgage Funding Corporation plc	Residential mortgages
Mortgage Funding Corporation No. 6 plc	Residential mortgages

All of the above companies are registered and operate in England and Wales and are accounted for as quasi-subsidiaries in the consolidated accounts of the Group.

17. ASSETS SUBJECT TO NON-RECOURSE FINANCE (Continued)

The summarised balance sheet before consolidation adjustments of the above companies is as follows:

	2004 £m	2003 £m
Assets employed		
Fixed assets		
Loans to customers	1,695.2	2,236.8
Current assets		
Debtors falling due within one year	0.4	1.5
Cash at bank and in hand	104.6	125.8
	1,800.2	2,364.1
Financed by		
Equity shareholders' funds		
Called-up share capital	0.1	0.1
Profit and loss account	0.2	0.2
	0.3	0.3
Creditors		
Amounts falling due within one year	3.6	8.5
Amounts falling due after more than one year	1,796.3	2,355.3
	1,800.2	2,364.1

The summarised profit and loss account before consolidation adjustments for the period from acquisition to 30 September 2004 for the companies named above is as follows:

	2004 £m	2003 £m
Interest receivable	108.8	29.2
Interest payable	(90.8)	(21.3)
Total operating income	18.0	7.9
Operating expenses	(18.0)	(7.8)
Provisions for losses	0.2	(0.1)
Profit on ordinary activities before taxation	0.2	-

Operating expenses includes provision for amounts payable to the Group of £17.8m (2003: £5.2m).

There have been no recognised gains and losses in any of these companies, other than the result for the period.

The summarised cash flows for the above companies, before consolidation adjustments for the period from acquisition until 30 September 2004 are as follows:

	2004 £m	2003 £m
Cash inflow / (outflow) from operating activities	0.1	(0.2)
Capital expenditure and financial investment	0.5	(80.2)
	0.6	(80.4)
Financing	(0.6)	78.5
Decrease in cash in the period	-	(1.9)

18. LOANS TO CUSTOMERS

	2004 £m	2003 £m
Cost		
At 1 October 2003	3,051.3	2,521.3
Acquisition	-	26.9
Additions	1,759.8	1,427.4
Refinancing of / (with) non-recourse finance	576.9	(226.0)
Amortisation of commissions	(33.2)	(31.7)
Other debits	344.1	277.2
Repayments and redemptions	(1,206.4)	(943.8)
At 30 September 2004	4,492.5	3,051.3

Included in loans to customers are £218.6m (2003: £267.0m) of hire purchase receivables. The aggregate rentals receivable during the year in respect of hire purchase contracts were £28.5m (2003: £36.5m). The cost of assets acquired by the Group for the purposes of letting under hire purchase contracts amounted to £147.5m (2003: £174.8m).

Other debits includes primarily interest receivable on loans outstanding and movements on provisions against these loans.

19. INVESTMENT IN SUBSIDIARY COMPANIES

	2004 £m	2003 £m
Shares in Group companies		
At 1 October 2003	249.0	190.5
Additions during the year	35.3	36.4
Disposals	(4.0)	
Revaluation		
Credited to the profit and loss account	17.6	12.5
Credited to the revaluation reserve	15.2	9.6
	313.1	249.0
Loans to Group companies		
At 1 October 2003	93.1	25.9
Additions during the year	17.7	51.1
Revaluation		
Credited to the profit and loss account	2.6	16.1
	113.4	93.1
At 30 September 2004	426.5	342.1

Comparable amounts determined according to the historic cost convention are:

	SHARES IN GROUP COMPANIES £m	LOANS TO GROUP COMPANIES £m	TOTAL £m
Cost	366.3	113.9	480.2
Provision	(104.5)	(0.5)	(105.0)
At 30 September 2004	261.8	113.4	375.2
At 30 September 2003	212.9	93.1	306.0

Principal operating subsidiaries comprise:

	HOLDING	PRINCIPAL ACTIVITY
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Homeloans (No. 4) PLC	74%	Residential mortgages
Finance for People (No. 4) PLC	74%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Paragon Mortgages (No. 1) PLC	74%	Residential mortgages
Paragon Mortgages (No. 2) PLC	74%	Residential mortgages
Paragon Mortgages (No. 3) PLC	100%	Residential mortgages
Paragon Mortgages (No. 4) PLC	100%	Residential mortgages
Paragon Mortgages (No. 5) PLC	100%	Residential mortgages
Paragon Mortgages (No. 6) PLC	100%	Residential mortgages
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 2) SA	100%	Residential mortgages
Paragon Mortgages (No. 3) SA	100%	Residential mortgages
Paragon Third Funding Limited	100%	Residential and commercial mortgages
Paragon Auto and Secured Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 2) PLC	100%	Loan and vehicle finance
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services PLC	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages

The issued share capital of all subsidiaries consists of ordinary share capital, except that Finance for People (No. 4) PLC, Paragon Mortgages (No. 1) PLC, Paragon Mortgages (No. 2) PLC, Homeloans (No. 4) PLC and First Flexible No. 6 PLC have additional preference share capital held by the Group. The financial year end of all of the above companies is 30 September. They are registered and operate in England and Wales, except for Paragon Mortgages (No. 2) SA and Paragon Mortgages (No. 3) SA which are registered and operate in Luxembourg.

The minority interests in Finance for People (No. 4) PLC, Paragon Mortgages (No. 1) PLC, Paragon Mortgages (No. 2) PLC, Homeloans (No. 4) PLC and First Flexible No. 6 PLC are not material.

20. QUASI-SUBSIDIARIES

Realisations (Guernsey) Limited, a company registered and operating in the Bailiwick of Guernsey in which the controlling interest is held by a discretionary trust established for charitable purposes, was set up to acquire the controlling interest in Homeloans (Jersey) Limited from the Group as part of a financing arrangement. Homeloans (Jersey) Limited is a company registered in the Bailiwick of Jersey and operating in the United Kingdom.

The arrangements for this transaction ensure that, according to the definition set out in Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', the Group gains the benefits arising from the net assets of Realisations (Guernsey) Limited and its subsidiary and hence they are treated as quasi-subsidiaries of the Group.

Other quasi-subsidiary companies, relating to the funding arrangements of Mortgage Trust, are described in note 17.

21. STOCKS

	2004 £m	2003 £m
Residual purchase obligations	**3.1**	3.5
Vehicles on extended hire or held for resale	**0.3**	0.3
	3.4	3.8

22. DEBTORS

	THE GROUP 2004 £m	THE GROUP 2003 £m	THE COMPANY 2004 £m	THE COMPANY 2003 £m
Amounts falling due within one year				
Amounts owed by Group companies	**-**	-	**50.7**	92.6
Tax debtors	**1.2**	1.1	**-**	0.1
Other debtors	**6.4**	7.6	**0.7**	-
Prepayments and accrued income	**1.2**	0.7	**-**	-
	8.8	9.4	**51.4**	92.7

23. CALLED-UP SHARE CAPITAL

	2004 £m	2003 £m
Authorised:		
175,000,000 (2003: 175,000,000) ordinary shares of 10p each	**17.5**	17.5
Allotted and paid-up:		
119,891,708 (2003: 119,103,284) ordinary shares of 10p each	**12.0**	11.9

During the year 761,646 ordinary shares (£76,165 par value) were issued for £1,237,625 and a further 26,778 (£2,678 par value) were issued for £43,390. These issues were made under the executive share option schemes and the Sharesave scheme respectively.

24. RESERVES

(A) THE GROUP

	SHARE PREMIUM ACCOUNT £m	MERGER RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2003				
As previously reported	67.6	(70.2)	225.6	223.0
Prior period adjustment (note 1(r))	-	-	0.2	0.2
	67.6	(70.2)	225.8	223.2
Share options exercised	1.2	-	(0.3)	0.9
Charge for long term incentive plan	-	-	0.9	0.9
Retained profit for the year	-	-	43.7	43.7
Balance at 30 September 2004	**68.8**	**(70.2)**	**270.1**	**268.7**

The cumulative amount of goodwill on acquisitions written off to reserves is £56.4m (2003: £56.4m). This balance has been offset against the profit and loss account to ensure compliance with Financial Reporting Standard 10 – 'Goodwill and Intangible Assets'.

(B) THE COMPANY

	SHARE PREMIUM ACCOUNT £m	REVALUATION RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2003				
As previously reported	67.6	36.1	138.1	241.8
Prior period adjustment (note 1(r))	-	-	0.2	0.2
	67.6	36.1	138.3	242.0
Revaluation of investments in subsidiaries	-	15.2	-	15.2
Share options exercised	1.2	-	(0.3)	0.9
Charge for long term incentive plan	-	-	0.9	0.9
Retained profit for the year	-	-	23.7	23.7
Balance at 30 September 2004	**68.8**	**51.3**	**162.6**	**282.7**

The difference between the reserves of the Group and the reserves of the Company of £14.0m (2003: £18.8m) represents the negative goodwill capitalised and being written off on the acquisition of Mortgage Trust Limited.

25. OWN SHARES

	2004 £m	2003 RESTATED NOTE 1(r) £m
Shares held by the trustee of the share option schemes		
At 1 October 2003	9.8	8.8
Shares purchased	2.9	2.2
Options exercised	(0.4)	(1.2)
At 30 September 2004	12.3	9.8

All of the shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan and Deferred Bonus Scheme. The trustee's costs are included in the operating expenses of the Company. At 30 September 2004, the trust held 6,128,230 shares (2003: 5,517,156) with a nominal value of £612,823 (2003: £551,716) and a market value of £20,897,264 (2003: £18,537,644). Options, or awards under the Paragon Performance Share Plan or Deferred Bonus Scheme were outstanding against 6,030,042 of these shares at 30 September 2004 (2003: 5,161,626). The dividends on these shares have not been waived.

26. RIGHTS TO THE ALLOTMENT OF SHARES

Options are granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. Further details of the share option schemes are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 19 to 26.

Options are outstanding under the Executive Share Option and the All Employee Share Option schemes to purchase 7,250,721 (2003: 7,992,859) ordinary shares of 10p each as follows:

NUMBER	PERIOD EXERCISABLE	PRICE
65,307	13/03/1998 to 13/03/2005	97.33p
819,000	31/03/2001 to 31/03/2008	218.00p
530,000	31/03/2001 to 31/03/2005	218.00p
650,000	11/01/2002 to 11/01/2009	147.50p
100,000	27/09/2002 to 27/09/2006	209.50p
345,000	17/02/2003 to 17/02/2010	147.00p
725,000	26/05/2003 to 26/05/2007	148.50p
224,068	01/08/2005 to 01/02/2006	120.64p
30,000	26/02/2004 to 26/02/2008	221.50p
1,270,000	27/11/2004 to 27/11/2011	248.00p
640,000	29/07/2005 to 29/07/2012	186.50p
620	23/12/2005 to 23/12/2012	161.50p
803,290	14/03/2006 to 14/03/2013	186.50p
429,908	01/08/2006 to 01/02/2007	183.04p
145,638	01/08/2008 to 01/02/2009	183.04p
432,890	18/12/2006 to 18/12/2013	339.00p
40,000	01/06/2007 to 01/06/2014	322.50p

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

Conditional entitlements to the allotment of 1,288,612 ordinary shares (2003: 735,410) of 10p each are outstanding under the Paragon Performance Share Plan. Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

The Company's total shareholder return over the three year period will be compared to that of the constituents of the FTSE All-Share 'Banks' and 'Speciality and Other Finance' sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. An award will only vest fully for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2004 were:

NUMBER	PERIOD EXERCISABLE
461,644	13/03/2006 to 13/09/2006
267,766	02/07/2006 to 02/01/2007
291,033	18/12/2006 to 18/06/2007
268,169	22/06/2007 to 22/12/2007

Conditional entitlements to the allotment of 170,430 ordinary shares (2003: nil) of 10p each are outstanding under the Deferred Bonus Scheme. Awards under this scheme comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting.

The conditional entitlements outstanding under this scheme at 30 September 2004 were:

NUMBER	TRANSFER DATE
170,430	01/10/2006

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

27. PROVISIONS FOR LIABILITIES AND CHARGES

(A) THE GROUP

	DEFERRED TAXATION £m	OTHER PROVISIONS £m	TOTAL £m
Provision at 1 October 2003	1.3	6.3	7.6
Current year charge	0.7	0.6	1.3
Prior year charge	0.1	-	0.1
Utilised in the year	-	(3.4)	(3.4)
Provision at 30 September 2004	**2.1**	**3.5**	**5.6**

The other provisions include committed future lease costs for properties no longer occupied by the Group and costs associated with the decision to relocate certain of the operations of Mortgage Trust to the Group's head office. These provisions are expected to be utilised within five years.

The liability for deferred taxation for which provision has been made is analysed as follows:

	2004 £m	2003 £m
Accelerated capital allowances	-	(0.2)
Other timing differences	**2.1**	1.5
Provision at 30 September 2004	**2.1**	1.3

In addition there are unprovided deferred tax assets of approximately £13.0m (2003: £18.0m). These are predominantly in the Mortgage Trust companies acquired in the year ended 30 September 2003 and will only be available to offset against suitable future profits arising in these companies. The directors consider that there is insufficient evidence that such profits will arise to justify the recognition of a deferred tax asset in respect of these balances.

(B) THE COMPANY

There is no potential liability for deferred tax in the holding company either at 30 September 2004 or 30 September 2003.

28. PENSIONS

During the year the transitional provisions of Financial Reporting Standard 17 - 'Retirement Benefits' ('FRS 17') continue to be in force. This standard will require assets or liabilities arising from the Group's defined benefit pension scheme to be evaluated and accounted for in the primary financial statements on a new basis.

As a transitional measure, the standard requires that information relating to the pension asset or liability calculated on the new basis is disclosed by way of memorandum in the notes to the accounts. These disclosures are given at (a) below. The Standard provides that the asset or liability recognised in the accounts at 30 September 2004 should continue to be calculated according to Statement of Standard Accounting Practice 24 - 'Accounting for Pension Costs' ('SSAP 24'). Disclosures relating to this calculation are given at (b) below.

Disclosures in respect of defined contribution pension schemes under both standards are given at (c) below.

The pension scheme asset calculated in accordance with SSAP 24 and recognised in the balance sheet of the Group at 30 September 2004 was £0.0m (2003: £0.0m) and the liability at that date calculated in accordance with FRS 17 was £10.0m (2003: £4.4m). The difference of £10.0m (2003: £4.4m) relates to the differing bases of calculation.

(A) DISCLOSURES MADE IN ACCORDANCE WITH FRS 17

The Group operates a defined benefit pension scheme in the UK. A full actuarial valuation was carried out at 31 March 2004 and updated to 30 September 2004 by a qualified independent actuary. The service cost has been calculated using the Projected Unit method. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major assumptions used by the actuary were (in nominal terms):

	30 SEPTEMBER 2004	30 SEPTEMBER 2003	30 SEPTEMBER 2002
Rate of increase in salaries	**3.75% p.a.**	3.50% p.a.	3.30% p.a.
Rate of increase in deferred pensions in excess of GMP which receives statutory revaluation	**2.75% p.a.**	2.50% p.a.	2.30% p.a.
Rate of increase in pensions in payment in excess of GMP which receives statutory increases	**2.75% p.a.**	2.50% p.a.	2.30% p.a.
Discount rate	**5.60% p.a.**	5.40% p.a.	5.40% p.a.
Inflation assumption	**2.75% p.a.**	2.50% p.a.	2.30% p.a.

28. PENSIONS (Continued)

The assets in the Plan at 30 September 2004, 30 September 2003 and 30 September 2002 and the expected rate of return were:

	AT 30 SEPTEMBER 2004 LONG TERM RATE OF RETURN EXPECTED	AT 30 SEPTEMBER 2004 VALUE £m	AT 30 SEPTEMBER 2003 LONG TERM RATE OF RETURN EXPECTED	AT 30 SEPTEMBER 2003 VALUE £m	AT 30 SEPTEMBER 2002 LONG TERM RATE OF RETURN EXPECTED	AT 30 SEPTEMBER 2002 VALUE £m
Equities	7.5%	15.5	7.5%	13.3	7.5%	10.1
Bonds	4.8%	2.7	4.7%	2.2	4.4%	1.8
Other	4.0%	0.1	4.0%	-	4.0%	0.1
Total market value of assets		18.3		15.5		12.0
Present value of scheme liabilities		(32.6)		(22.0)		(18.5)
Deficit in the scheme		(14.3)		(6.5)		(6.5)
Related deferred tax		4.3		2.1		2.1
Net pension liability		(10.0)		(4.4)		(4.4)

The movement in the deficit in the scheme during the year was as follows:

	2004 £m	2003 £m
Deficit in the scheme at 1 October 2003	(6.5)	(6.5)
Movement in year:		
Current service cost	(1.2)	(1.3)
Contributions	1.0	1.1
Past service costs	-	-
Other finance income	(0.1)	(0.1)
Actuarial (loss) / gain	(7.5)	0.3
Deficit in the scheme at 30 September 2004	(14.3)	(6.5)

The actuarial loss arising in the year ended 30 September 2004 resulted primarily from the use of updated mortality statistics.

The Group's contribution to the scheme is shown in note 6. The agreed rate of employer contributions during both years was 12.5% of gross salaries for participating employees.

ANALYSIS OF RESERVES

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the balance which would have been shown in the reserves of the Group in respect of the profit and loss account would have been analysed as follows:

	2004 £m	2003 RESTATED NOTE 1(r) £m
Profit and loss account excluding pension liability	270.1	225.8
Pension liability	(10.0)	(4.4)
Profit and loss account after adjustment for pension liability	260.1	221.4

ANALYSIS OF THE AMOUNT CHARGED TO OPERATING PROFIT

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the amount which would have been charged to operating profit would have been analysed as follows:

	2004 £m	2003 £m
Current service cost	1.2	1.3
Past service cost	-	-
Total operating charge	1.2	1.3

ANALYSIS OF THE AMOUNT CREDITED TO OTHER FINANCE INCOME

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the amount which would have been credited to other finance income would have been analysed as follows:

	2004 £m	2003 £m
Expected return on pension scheme assets	1.2	0.9
Interest on pension scheme liabilities	(1.3)	(1.0)
Net return	(0.1)	(0.1)

28. PENSIONS (Continued)

ANALYSIS OF THE AMOUNT RECOGNISED IN THE STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2004, the actuarial (loss) / gain which would have been recognised in the statement of total recognised gains and losses would have been analysed as follows:

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	0.3	1.3
Experience gains and losses arising on scheme liabilities	(1.7)	-
Changes in assumptions underlying the present value of the scheme liabilities	(6.1)	(1.0)
Actuarial (loss) / gain	(7.5)	0.3

HISTORY OF EXPERIENCE GAINS AND LOSSES

	2004	2003	2002
Difference between the expected and actual return on scheme assets:			
Amount (£m)	0.3	1.3	(3.5)
Percentage of scheme assets	1%	8%	(30)%
Experience gains and losses on scheme liabilities:			
Amount (£m)	(1.7)	-	0.2
Percentage of the present value of scheme liabilities	(5)%	-	1%
Total amount recognised in statement of total recognised gains and losses:			
Amount (£m)	(7.5)	0.3	(5.1)
Percentage of the present value of the scheme liabilities	(23)%	1%	(28)%

(B) DISCLOSURES MADE IN ACCORDANCE WITH SSAP 24

The relevant actuarial valuation of the Group Pension Scheme was completed as at 31 March 2001 using the projected unit method, at which date the market value of the assets was £14.4m. The principal assumptions used in the latest valuation were that the annual pre-retirement return on investment used would be 6% on accumulated assets, 6.5% on future contributions, while in valuing past service benefits a return on investment of 5.5% would be used. The annual rate of increase in salaries was assumed to be 3.5%. The valuation revealed that the actuarial value of assets was sufficient to cover 115% of the statutory minimum liabilities in accordance with the Pensions Act 1995.

(C) DEFINED CONTRIBUTION PENSION SCHEMES

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2004 were £0.0m (2003: £0.0m). The Group also makes contributions to the personal defined contribution pension arrangements of certain employees. Contributions made under these arrangements were £0.0m (2003: £0.1m).

29. CREDITORS

	THE GROUP 2004 £m	THE GROUP 2003 RESTATED NOTE 1(r) £m	THE COMPANY 2004 £m	THE COMPANY 2003 RESTATED NOTE 1(r) £m
Amounts falling due within one year				
Bank loans and overdrafts	1.2	81.3	-	24.8
Amounts owed to Group companies	-	-	180.6	146.6
Proposed dividend	6.8	4.4	6.8	4.4
Corporation tax	7.7	6.7	1.4	3.1
Accruals	50.7	35.6	7.3	15.8
	66.4	128.0	196.1	194.7
Amounts falling due after more than one year				
Asset backed loan notes	3,690.0	2,128.6	-	-
Bank loans	901.6	929.5	-	-
Accruals	2.0	2.5	-	-
	4,593.6	3,060.6	-	-

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 30.

30. FINANCIAL INSTRUMENTS

The Group's operations are financed principally by floating rate, asset backed loan notes and, to a lesser extent, by a mixture of share capital, retained earnings and bank borrowings.

The Group issues financial instruments to finance its lending operations and uses derivative financial instruments to hedge interest rate risk arising from fixed rate lending. In addition, various financial instruments, for example debtors, prepayments and accruals, arise directly from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The principal risks arising from the Group's financial instruments are credit risk, liquidity risk and interest rate risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end and the position disclosed below is materially similar to that existing throughout the year.

CREDIT RISK

The Group's business objectives rely on maintaining a high quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the overriding factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's financial instruments, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits.

LIQUIDITY RISK

The Group's assets are principally financed by asset backed loan notes issued through the securitisation process. Securitisation substantially reduces the Group's liquidity risk by matching the maturity profile of the Group's funding to the profile of the assets to be funded.

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. It is likely that a substantial proportion of these notes will be repaid within five years. Interest is payable:

- on notes denominated in sterling at various rates between 0.21% and 2.75% above the London Interbank Offered Rate ('LIBOR') for three month sterling products;
- on notes denominated in euros at various rates between 0.21% and 1.40% above the Euro Interbank Offered Rate ('EURIBOR') for three month euro products; and
- on notes denominated in US dollars at various rates between 0.21% and 1.40% above the London Interbank Offered Rate for three month US dollar products ('Dollar LIBOR').

During the year, Group companies issued £2,114.8m (2003: £250.0m) of mortgage backed floating rate notes at par and £nil (2003: £nil) of asset backed floating rate notes at par.

Before its acquisition by the Group, Mortgage Trust had also obtained finance from the securitisation markets as described in note 17. The sterling notes issued in these transactions, which form part of 'Non-Recourse Finance' in the Group balance sheet are secured on the underlying assets and bear interest at various rates between 0.125% and 1.80% above LIBOR for three month sterling products. It is likely that a substantial proportion of these notes will be repaid within five years. The companies which issued these notes have entered into £215.0m (2003: £215.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws. At 30 September 2004 £nil (2003: £nil) had been drawn down under these facilities.

In connection with the acquisition of Mortgage Trust the Group entered into a bank loan secured against cashflows generated by certain of the acquired assets. Interest is payable on this loan at a rate of 1.35% above LIBOR. This loan is repayable only out of cash receipts generated by these assets and there is no further recourse to the Group. Included within bank loans at 30 September 2004 is £28.8m (2003: £45.6m) in respect of this loan.

The Group is party to an arrangement, revised during the year, made via the quasi-subsidiaries described in note 20, whereby the Group received monies from a UK bank in return for the right to receive certain future cash flows from a securitised portfolio. The commercial effect of this transaction is that of a bank loan, secured on the assets of the portfolio concerned, but subordinated to the asset backed loan notes. Payments on this facility are made out of receipts from borrowers in the same way as for the asset backed loan notes. Included in bank loans at 30 September 2004 is £7.3m (2003: £1.5m) in respect of this arrangement.

Assets are typically securitised within twelve months of origination. Until that point new loans are funded by a bank facility (the 'Warehouse Facility'). This is currently provided by a £1,325.0m (2003: £750.0m) committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. £468.5m (2003: £570.5m) is included in bank loans in respect of drawings on this facility.

This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance Limited and Paragon Personal Finance Limited. This facility remains available for further drawings until 28 February 2005 and although it expires in 2047 it is likely that substantial repayments will be made within the next five years.

During the year two other facilities were also used for this purpose. The £150.0m sterling facility which had been provided to Paragon Third Funding Limited by a consortium of banks was cancelled in the year. £42.2m was included in bank loans at 30 September 2003 in respect of drawings on this facility. The £225.0m (2003: £450.0m) committed sterling facility provided to Arianty No. 1 PLC by a consortium of banks is still in place. £220.0m is included in bank loans in respect of drawings on this facility. At 30 September 2003 £367.9m was included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of Arianty No. 1 PLC. At the year end the facility remained available for further drawings until 14 November 2004. This was renewed for a further year for a reduced amount and may be further renewed on an annual basis. Repayment of the loan is due two years after it ceases to available for further drawings.

Assets originated by Mortgage Funding Corporation PLC are funded by a £55.0m (2003: £155.0m) committed sterling bank facility. £28.5m (2003: £40.4m) is included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of that company. This facility was refinanced in the year and is now is repayable on 4 August 2006.

As with the asset backed loan notes, repayments of all of these facilities, before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

In addition to these borrowings the Group has a committed corporate syndicated sterling bank facility of £280.0m (2003: £175.0m), used to provide working capital for the Group. Included in bank loans are drawings of £177.0m (2003: £155.7m) made by Paragon Finance PLC under this facility. This facility was revised in the year and now falls due for repayment on 27 February 2008. The facility is secured on all the assets of the Company and Paragon Finance PLC.

A further bank borrowing of £25.0m was arranged during the year ended 30 September 2003 in connection with the acquisition of Mortgage Trust and has now been repaid. Included in bank loans are drawings of £nil (2003: £24.8m) made by the Company under this facility.

30. FINANCIAL INSTRUMENTS (Continued)

Interest on the bank facilities is payable at various rates between 0.25% and 0.90% above LIBOR. The undrawn amounts on these bank facilities at 30 September 2004 and 30 September 2003 are set out below.

	2004 £m	2003 £m
Undrawn committed facilities for which repayment would fall due:		
In one year or less	-	133.6
In more than one year but not more than two years	31.5	116.3
In more than two years	958.0	82.0
	989.5	331.9

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the Warehouse Facilities and the securitisations. Included within 'Cash at bank and in hand' and 'Investments' at 30 September 2004 is £378.5m subject to such restrictions (2003: £274.4m).

'Cash at Bank and in hand' also includes £0.5m (2003: £1.3m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The securitisation process and the terms of the Warehouse Facilities effectively remove any liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

Set out below is the maturity profile of the Group's financial liabilities at 30 September 2004 and 30 September 2003.

	Non-recourse finance £m	Bank loans and overdrafts £m	Asset backed loan notes £m	Other £m	2004 Total £m	Non-recourse finance £m	Bank loans and overdrafts £m	Asset backed loan notes £m	Other £m	2003 Total £m
Financial liabilities falling due:										
In one year or less, or on demand	-	1.2	-	65.2	66.4	40.4	81.3	-	46.7	168.4
In more than one year, but not more than two years	28.5	-	-	1.2	29.7	-	142.1	-	1.2	143.3
In more than two years but not more than five years	-	397.0	-	0.8	397.8	367.9	-	-	1.3	369.2
In more than five years	1,491.8	504.6	3,690.0	-	5,686.4	1,877.0	787.4	2,128.6	-	4,793.0
	1,520.3	902.8	3,690.0	67.2	6,180.3	2,285.3	1,010.8	2,128.6	49.2	5,473.9

INTEREST RATE RISK

The Group's policy is to maintain floating rate liabilities and match these with floating rate assets, hedging fixed rate assets by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements are used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

In part, the Group's interest rate hedging objectives are achieved by the controlled mismatching of the dates on which instruments mature, redeem or have their interest rates reset. The table overleaf summarises these repricing mismatches. For the purposes of the table, loan assets, borrowings and derivatives are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity dates. For those fixed rate loan assets where the customer has contracted to make regular repayments of both capital and interest, the assets have been allocated across the time bands in the table by reference to the contracted repayments. The analysis takes no account of early terminations which are likely to occur in practice. In determining the amount of hedging required, the Group makes assumptions about the level of regular capital repayments and early terminations of its loan assets. The actual interest rate sensitivity will therefore be determined by reference to subsequent customer and management decisions and is expected to be less sensitive than shown.

'Off balance sheet items' shows the notional principal amount of swap agreements. Included within '3 months or less' are £nil (2003: £23.0m) of capped rate mortgages hedged by interest rate cap agreements which reset quarterly.

The table includes short term creditors and debtors.

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

30. FINANCIAL INSTRUMENTS (Continued)

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON INTEREST BEARING £m	TOTAL £m
At 30 September 2004							
Cash at bank and in hand	172.0	-	-	-	-	-	172.0
Investments	230.5	-	-	-	-	-	230.5
Assets subject to non-recourse finance	1,400.2	86.2	53.0	13.1	-	5.2	1,557.7
Non-recourse finance	(1,520.3)	-	-	-	-	-	(1,520.3)
Loans to customers	3,214.6	157.9	340.1	611.8	116.6	51.5	4,492.5
Negative goodwill	-	-	-	-	-	(14.0)	(14.0)
Other assets	-	-	-	-	-	15.6	15.6
Total assets	3,497.0	244.1	393.1	624.9	116.6	58.3	4,934.0
Provisions	-	-	-	-	-	(5.6)	(5.6)
Bank loans and overdrafts	(902.8)	-	-	-	-	-	(902.8)
Asset backed loan notes	(3,690.0)	-	-	-	-	-	(3,690.0)
Other liabilities	-	-	-	-	-	(67.2)	(67.2)
Shareholders' funds	-	-	-	-	-	(268.4)	(268.4)
Total liabilities and shareholders' funds	(4,592.8)	-	-	-	-	(341.2)	(4,934.0)
Off balance sheet items	826.7	(93.3)	(219.7)	(470.2)	(43.5)	-	-
Interest rate repricing gap	(269.1)	150.8	173.4	154.7	73.1	(282.9)	-
Cumulative gap	(269.1)	(118.3)	55.1	209.8	282.9	-	-

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON INTEREST BEARING £m	TOTAL £m
At 30 September 2003 RESTATED NOTE 1(r)							
Cash at bank and in hand	150.5	-	-	-	-	-	150.5
Investments	144.8	-	-	-	-	-	144.8
Assets subject to non-recourse finance	1,937.9	40.2	49.7	-	323.3	10.5	2,361.6
Non-recourse finance	(2,285.3)	-	-	-	-	-	(2,285.3)
Loans to customers	2,293.6	92.9	122.1	355.8	136.1	50.8	3,051.3
Negative goodwill	-	-	-	-	-	(18.8)	(18.8)
Other assets	-	-	-	-	-	17.4	17.4
Total assets	2,241.5	133.1	171.8	355.8	459.4	59.9	3,421.5
Provisions	-	-	-	-	-	(7.6)	(7.6)
Bank loans and overdrafts	(1,010.8)	-	-	-	-	-	(1,010.8)
Asset backed loan notes	(2,128.6)	-	-	-	-	-	(2,128.6)
Other liabilities	-	-	-	-	-	(49.2)	(49.2)
Shareholders' funds	-	-	-	-	-	(225.3)	(225.3)
Total liabilities and shareholders' funds	(3,139.4)	-	-	-	-	(282.1)	(3,421.5)
Off balance sheet items	873.2	(116.3)	(190.9)	(522.1)	(43.9)	-	-
Interest rate repricing gap	(24.7)	16.8	(19.1)	(166.3)	415.5	(222.2)	-
Cumulative gap	(24.7)	(7.9)	(27.0)	(193.3)	222.2	-	-

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

30. FINANCIAL INSTRUMENTS (Continued)

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

All derivative contracts are accounted for as hedges. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Set out below is an analysis of these unrecognised gains and losses.

	2004 GAINS £m	2004 LOSSES £m	2004 TOTAL NET GAINS/ (LOSSES) £m	2003 GAINS £m	2003 LOSSES £m	2003 TOTAL NET GAINS/ (LOSSES) £m
Unrecognised gains and losses on hedges at 1 October 2003	1.8	(15.8)	**(14.0)**	0.6	(26.0)	(25.4)
Gains and losses arising in previous years that were recognised in the year	(0.6)	2.9	**2.3**	-	1.9	1.9
Gains and losses arising before 1 October 2003 that were not recognised in the year	1.2	(12.9)	**(11.7)**	0.6	(24.1)	(23.5)
Gains and losses arising in the year that were not recognised in the year	4.2	6.7	**10.9**	1.2	8.3	9.5
Unrecognised gains and losses on hedges at 30 September 2004	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)
Of which:						
Gains and losses expected to be realised in the year to 30 September 2005	4.1	(1.8)	**2.3**	0.9	(5.6)	(4.7)
Gains and losses expected to be realised in the year to 30 September 2006 or later	1.3	(4.4)	**(3.1)**	0.9	(10.2)	(9.3)
	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)

CURRENCY RISK

All of the Group's assets and liabilities are denominated in sterling with the exception of £871.3m (2003: £168.7m) included within 'Asset Backed Loan Notes', which is denominated in euros and £541.5m (2003: £nil) included within 'Asset Backed Loan Notes' which is denominated in US dollars. As a condition of the issue of these notes, interest rate and currency swaps were put in place for the duration of the borrowing having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk.

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash at bank and in hand, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Set out below is a comparison by category of book values and fair values of the Group's derivative financial instruments as at 30 September 2004 and 30 September 2003.

	2004 BOOK VALUE £m	2004 FAIR VALUE £m	2003 BOOK VALUE £m	2003 FAIR VALUE £m
Derivative financial instruments held to manage the interest rate profile				
Swaps	**-**	**0.3**	-	(11.9)
Caps	**1.8**	**0.7**	2.1	(2.1)
	1.8	**1.0**	2.1	(14.0)

The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

31. RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	2004 £m	2003 RESTATED NOTE 1(r) £m
Operating profit	**71.0**	51.9
Provisions for losses	**11.1**	15.9
Depreciation	**1.6**	1.9
Amortisation of brokers' commissions	**37.2**	33.6
Amortisation of negative goodwill	**(5.2)**	(2.1)
Charge for long term incentive plan	**0.9**	0.2
Decrease in stock	**-**	0.5
Decrease / (increase) in debtors	**0.7**	(0.1)
Increase in creditors	**12.0**	6.4
Net cash inflow from operating activities	**129.3**	108.2

NOTES TO THE ACCOUNTS (continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

32. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2004 £m	2003 RESTATED NOTE 1(r) £m
(A) CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Net decrease / (increase) in assets subject to non-recourse funding	800.2	(78.2)
Net increase in loans to customers	(1,485.2)	(546.9)
Expenditure on other fixed assets	(1.0)	(1.3)
Proceeds from sales of other fixed assets	0.2	0.2
	(685.8)	(626.2)
(B) ACQUISITIONS AND DISPOSALS		
Purchase of subsidiary undertaking	-	(19.9)
Net overdraft acquired with subsidiary	-	(6.8)
	-	(26.7)
(C) FINANCING		
Purchase of shares by ESOP scheme	(2.9)	(2.2)
Exercise of options under ESOP scheme	0.4	1.2
Exercise of other share options	1.0	1.3
Increase in loans from banks and others	1,453.0	539.7
(Decrease) / increase in non-recourse financing	(765.0)	72.6
	686.5	612.6

33. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2004 £m	2003 RESTATED NOTE 1(r) £m
Increase in cash in year	21.1	19.4
Cash inflow from increase in debt	(687.2)	(612.3)
Cash movement from change in liquid resources	85.7	27.5
Change in net debt arising from cash flows	(580.4)	(565.4)
Non-recourse finance acquired with subsidiary	-	(2,212.7)
Loans acquired with subsidiary	-	(53.4)
Movement in net debt in year	(580.4)	(2,831.5)
Net debt at 1 October 2003	(5,130.2)	(2,298.7)
Net debt at 30 September 2004	(5,710.6)	(5,130.2)

34. ANALYSIS OF NET DEBT

	2003 RESTATED NOTE 1(r) £m	CASH FLOWS £m	2004 £m
Cash in hand at bank	150.5	21.5	172.0
Overdrafts	(0.8)	(0.4)	(1.2)
	149.7	21.1	170.8
Non-recourse finance	(2,285.3)	765.0	(1,520.3)
Debt due within one year	(25.6)	25.6	-
Debt due after one year	(3,113.8)	(1,477.8)	(4,591.6)
		(687.2)	
Other liquid resources	144.8	85.7	230.5
Total	(5,130.2)	(580.4)	(5,710.6)

Other liquid resources comprise term deposits with UK banks.

35. PURCHASE OF SUBSIDIARY UNDERTAKING

	2003 £m
Net assets acquired:	
Tangible fixed assets	1.6
Assets subject to non-recourse finance	2,283.4
Non-recourse finance	(2,212.7)
Loans to customers	26.9
Debtors	2.2
Cash at bank and in hand	1.3
Provisions	(0.4)
Bank overdrafts	(8.1)
Other creditors	(53.4)
	40.8
Negative goodwill	(20.9)
	19.9
Satisfied by:	
Cash	19.9

NOTES TO THE ACCOUNTS (Continued)

FOR THE YEAR TO 30 SEPTEMBER 2004

36. CAPITAL COMMITMENTS

There were no capital commitments (2003: £nil) contracted but not provided for.

37. FINANCIAL COMMITMENTS

At 30 September 2004 the Group had commitments to make annual payments under operating leases which expire as follows:

	2004 £m	2003 £m
Plant and machinery		
Within one year	0.1	
Land and buildings		
Within one year	0.1	
Between two and five years	0.1	0.1
Over five years	4.9	4.9
	5.2	5.0

The company had no such commitments.

38. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 26 October 2004 the Group disposed of the entire share capital of its subsidiary NHL Reversions Limited for a consideration of £2.0m payable in cash. The results of NHL Reversions for the year are not shown as discontinued activities in the Group accounts as they are immaterial to the results of the Group.

On 27 October 2004 the Group issued £1,000.0m of Mortgage Backed Floating Rate Notes through a subsidiary company, Paragon Mortgages (No. 8) PLC, to refinance existing borrowings. The Notes were denominated in sterling and euros.

On 15 December 2004 the Group issued £300.0m of Asset Backed Floating Rate Notes through a subsidiary company, Paragon Secured Finance (No. 1) PLC, to refinance existing borrowings. The Notes were denominated in sterling.

NOTICE OF ANNUAL GENERAL MEETING

TO ALL SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the sixteenth Annual General Meeting of The Paragon Group of Companies PLC will be held at Butchers' Hall, 87 Bartholomew Close, London EC1A 7EB on 9 February 2005 at 10.30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1 To receive and consider the Company's Accounts for the year ended 30 September 2004 and the Reports of the Directors and the Auditors.

2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.

3 To declare a dividend.

4 To re-appoint as directors (a) Mr N Keen and (b) Mr C D Newell (both of whom retire under Article 77); and (c) Mr R G Dench (who retires under Article 83).

5 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, to pass resolution 6 as an ordinary resolution and resolutions 7 and 8 as special resolutions:

Ordinary Resolution

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,264,200 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

Special Resolutions

7 'THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £599,400,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

NOTICE OF ANNUAL GENERAL MEETING (Continued)

8 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.'

By order of the Board

John G Gemmell
Company Secretary

Registered and Head Office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

15 December 2004

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint a proxy to attend on his behalf and, on a poll, to vote instead of such member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form not less than forty-eight hours before the time appointed for the holding of the meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

The register of directors' interests and copies of directors' service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of all directors are provided on pages 12 and 13.

Companies House
— for the record —

RECEIVED
2005 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name
THE PARAGON GROUP OF COMPANIES PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2336032
Information extracted from Companies House records on
24th December 2004

Section 1: Company details

Ref: 2336032/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**St Catherine's Court Herbert Road Solihull West Mids B91 3QE**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Computershare Investor Services Plc Po Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH**	Address UK Postcode
> Register of Debenture Holders *any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code / Description** 6522 Other credit granting	**SIC CODE / Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Robert Graham DENCH	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lytchett Park View Road Woldingham Surrey CR3 7DJ	Address ______
	Date of birth 14/02/1950	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	Occupation Co Director	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date Robert Graham DENCH ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name John Andrew HERON	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 1 Staple Ford Court Sevenoaks Kent TN13 2LB	Address ______
	Date of birth 04/01/1959	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	Occupation Director	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date John Andrew HERON ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Christopher David NEWELL ACA BSC **Address** Saint Catherines Court Herbert Road Solihull West Midlands B91 3QE **Date of birth** 01/05/1960 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Christopher David NEWELL ACA BSC ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Pawan PANDYA **Address** Old Lodge Farm Westwood Heath Road Westwood Heath Coventry Warwickshire CV4 8AA **Date of birth** 12/11/1964 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Pawan PANDYA ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY £0.10	120,301,843	£12,030,184.30

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 120,301,843

Aggregate Nominal Value of issued shares: £12,030,184.30

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 19/01/2004

> REMEMBER:
*Changes to shareholder particulars or details of shares transferred to be **completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Company Number - 2336032

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company No: 2336032

THE COMPANIES ACT 1985

Public Company Limited by Shares

ORDINARY AND SPECIAL RESOLUTIONS

of

THE PARAGON GROUP OF COMPANIES PLC

(Passed on 9 February 2006)

AT AN ANNUAL GENERAL MEETING of the above named Company, duly convened, and held at 1 Finsbury Avenue, London, EC2M 2PP on 9 February 2006 at 10.30am the following resolutions were passed:

Ordinary Resolutions

1. THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,171,100 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

2. THAT the rules of the Paragon Matching Share Plan (the "MSP") referred to in the Directors' Report and produced in draft to this meeting and for the purposes of identification, signed by the Chairman, be approved and the directors be authorised to make such modifications to the MSP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the MSP as so modified and to do all such acts and things as they may consider appropriate to implement the MSP.

3. THAT the rules of the Paragon Performance Share Plan (the "PSP") be amended as summarised in the Directors' Report, the amended rules of which are produced to the meeting and signed by the Chairman for the purposes of identification.

4. THAT the trustees of any employee benefit trust established for the benefit of employees (including directors) and former employees (and their dependants) of the Group be authorised to hold up to 7.5 per cent of the issued share capital of the Company at any time as summarised in the Directors' Report.

Special Resolutions

5. THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

   (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £594,900,

   and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

6. THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

   (a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital excluding treasury shares);

   (b) the minimum price which may be paid for an Ordinary Share is 10p;

   (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

   (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

   (e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

7. THAT the Company's Articles of Association be amended with immediate effect:-

   (a) by the deletion of the existing Article 146 and the substitution therefor of the following new Article 146:

   '146. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled:-

   (i) the Company may indemnify any director of the Company against any liability and may purchase and maintain for any director of the Company insurance against any liability; and

(ii) without prejudice to the generality of (i), above, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company.'

and

(b) by the addition of the following sentence at the end of the existing Article 102:

'The Company may also fund a director's expenditure on defending proceedings as provided in the Companies Acts.'

....

Company Secretary

OFFERING CIRCULAR

paragon

THE PARAGON GROUP OF COMPANIES PLC

(incorporated with limited liability in England and Wales with registered number 02336032)

£120,000,000 7.00 per cent. Callable Subordinated Notes due 2017

Issue price: 99.347 per cent.

The £120,000,000 7.00 per cent. Callable Subordinated Notes due 2017 (the **Notes**) are issued by The Paragon Group of Companies PLC (the **Issuer**).

Interest on the Notes is payable from and including 20th April, 2005 (the **Closing Date**) to but excluding 20th April, 2012 at the rate of 7.00 per cent. per annum, semi-annually in arrear. Thereafter, interest on the Notes is payable at the Reset Rate, semi-annually in arrear, as described under "*Terms and Conditions of the Notes — Interest*".

The Notes constitute unsecured and subordinated obligations of the Issuer as described under "*Terms and Conditions of the Notes — Status and Subordination*".

The Issuer may, at its option, redeem all, but not some only, of the Notes on 20th April, 2012 at par. Also, the Issuer may, at its option, redeem all, but not some only, of the Notes at any time at par plus accrued interest, in the event of certain tax changes as described under "*Terms and Conditions of the Notes — Redemption and Purchase*". The Notes mature on 20th April, 2017.

Application has been made to the Financial Services Authority in its capacity as competent authority (the **UK Listing Authority**) under the Financial Services and Markets Act 2000 (the **FSMA**) for the Notes to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc (the **London Stock Exchange**) for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange.

The Notes will initially be represented by a temporary global note in bearer form (the **Temporary Global Note**), without interest coupons (**Coupons**), which will be deposited on or about the Closing Date with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, (**Euroclear**) and Clearstream Banking, société anonyme (**Clearstream, Luxembourg**). Interests in the Temporary Global Note will be exchangeable for interests in a permanent global note in bearer form (the **Permanent Global Note** and, together with the Temporary Global Note, the **Global Notes**), without Coupons, on or after 1st June, 2005 (the **Exchange Date**), upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Temporary Global Note cannot be collected without such certification of non-US beneficial ownership. Interests in the Permanent Global Note will be exchangeable, in whole but not in part, for definitive Notes in bearer form and in denominations of £1,000, £10,000 and £100,000, each with Coupons attached, only in certain limited circumstances — see "*Summary of Provisions relating to the Notes while represented by the Global Notes*".

The Royal Bank of Scotland

The date of this Offering Circular is 18th April, 2005

This Offering Circular comprises listing particulars approved by the UK Listing Authority as required by the FSMA prepared for the purpose of giving information with regard to the Issuer, the Issuer and its subsidiaries (together the **Group**), and the Notes. A copy of this Offering Circular has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of the FSMA.

The Issuer accepts responsibility for the information contained in this Offering Circular and to the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person is or has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the offering or sale of the Notes and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer or The Royal Bank of Scotland plc (the **Manager**). Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, constitute a representation or create any implication that there has been no change in the affairs of the Issuer or the Group since the date hereof. This Offering Circular does not constitute an offer of, or an invitation by, or on behalf of, the Issuer or the Manager to subscribe for, or purchase, any of the Notes. This Offering Circular does not constitute an offer, and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such an offer or solicitation is not authorised or is unlawful.

Neither the Manager nor Citicorp Trustee Company Limited (the **Trustee**) has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Manager, the Trustee or either of them as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Notes or their distribution.

This Offering Circular is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Manager that any recipient of this Offering Circular should purchase any of the Notes. Each investor contemplating purchasing Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

The distribution of this Offering Circular and the offering, sale and delivery of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Manager to inform themselves about and to observe any such restrictions. In particular, the Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the **Securities Act**), and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a further description of certain restrictions on the offering, sale and delivery of the Notes and on distribution of this Offering Circular, see "*Subscription and Sale*" below.

IN CONNECTION WITH THE ISSUE OF THE NOTES, THE ROYAL BANK OF SCOTLAND PLC OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER THERE MAY BE NO OBLIGATION ON THE ROYAL BANK OF SCOTLAND PLC OR ANY AGENT OF IT TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD AND WILL BE CARRIED OUT IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS.

All references in this Offering Circular to **Sterling** and **£** refer to pounds sterling.

CONTENTS

	Page
Terms and Conditions of the Notes	4
Use of Proceeds	19
Capitalisation and Indebtedness of the Group	20
Description of the Issuer	21
Taxation	26
Subscription and Sale	27
General Information	29

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes which (subject to modification) will be endorsed on each Note in definitive form (if issued):

The £120,000,000 7.00 per cent. Callable Subordinated Notes due 2017 (the **Notes**, which expression shall in these Terms and Conditions (**Conditions**), unless the context otherwise requires, include any further notes issued pursuant to Condition 14 (*Further Issues*) and forming a single series with the Notes) of The Paragon Group of Companies PLC (the **Issuer**) are constituted by, and have the benefit of, a Trust Deed dated 20th April, 2005 (as modified or supplemented from time to time, the **Trust Deed**) made between the Issuer and Citicorp Trustee Company Limited as trustee (the **Trustee**, which expression shall include its successor(s)) as trustee for the holders of the Notes (the **Noteholders**) and the holders of the interest coupons appertaining to the Notes (the **Couponholders** and the **Coupons** respectively).

The statements in these Conditions include summaries of, and are subject to, the detailed provisions of and definitions in the Trust Deed. Copies of the Trust Deed, the Agency Agreement dated 20th April, 2005 (the **Agency Agreement**) made between the Issuer, the initial Paying Agents and the Trustee and the Determination Agency Agreement dated 20th April, 2005 (the **Determination Agency Agreement**) made between the Issuer, the Trustee and the Determination Agent (as defined in Condition 3 (*Interest*) below) are available for inspection during normal business hours by the Noteholders and the Couponholders at the principal office for the time being of the Trustee, being at the date of issue of the Notes at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB and at the specified office of each of the Paying Agents. The Noteholders and the Couponholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. FORM, DENOMINATION AND TITLE

1.1 Form and Denomination

The Notes are in bearer form, serially numbered, in the denomination of £1,000, £10,000 and £100,000 each with serially numbered Coupons attached on issue. Notes of one denomination may not be exchanged for Notes of another denomination.

1.2 Title

Title to the Notes and to the Coupons will pass by delivery.

1.3 Holder Absolute Owner

The Issuer, any Paying Agent and the Trustee shall (to the fullest extent permitted by applicable laws) deem and treat the bearer of any Note or Coupon as the absolute owner for all purposes (whether or not the Note or Coupon shall be overdue and notwithstanding any notice of ownership or writing on the Note or Coupon or any notice of previous loss or theft of the Note or Coupon or of any trust or interest therein) and shall not be required to obtain any proof thereof or as to the identity of such bearer and shall not be liable for so treating such bearer.

2. STATUS AND SUBORDINATION

The Notes and the Coupons are direct, unsecured and subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves. The Notes and the Coupons will rank at least *pari passu* and rateably with other subordinated obligations of the Issuer from time to time outstanding but will rank ahead of the holders of any subordinated obligations whose claims are or are expressed to rank junior to the Notes and the Coupons.

In the event of the winding up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, the claims of the Trustee, the Noteholders and the Couponholders against the Issuer in respect of the Notes and the Coupons will be subordinated to the claims of all unsubordinated creditors of the Issuer in the manner provided in the Trust Deed. In such event, the claims of the Noteholders and the Couponholders against the Issuer will become due and payable and capable of proof in such winding up or such administration, as the case may be, but only to the extent that assets will remain available in such winding up or such administration, as the case may be, after all unsubordinated claims have been satisfied in full or full provision therefor has been made. Accordingly, no payments of amounts due under the

Notes or the Coupons will be made to the Noteholders or the Couponholders following the commencement of the winding up of the Issuer or the giving of such notice by the administrator except where all sums due from the Issuer in respect of all such unsubordinated claims are paid in full or full provision therefor has been made. Any amounts paid to the Trustee in respect of the Notes and Coupons in the winding up of the Issuer or after the giving of such notice by the administrator as aforesaid will be held on trust for distribution in satisfaction of the claims of unsubordinated creditors of the Issuer to the extent (if any) not fully paid and thereafter in or towards payment of the amounts due under the Notes and the Coupons.

Subject to applicable law, no Noteholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes or the Coupons and each Noteholder and Couponholder shall, by virtue of being the holder of any Note or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

3. INTEREST

3.1 Interest Rate and Interest Payment Dates

In respect of the period from and including 20th April, 2005 to but excluding 20th April, 2012 (the **Reset Date**), the Notes bear interest at the rate of 7.00 per cent. per annum.

In respect of the period from and including the Reset Date to but excluding the Maturity Date (as defined in Condition 5.1 (*Redemption at Maturity*)), the Notes bear interest at the Reset Rate.

Interest is payable semi-annually in arrear in equal half yearly instalments of £35 each per £1,000 principal amount of Notes on 20th April and 20th October in each year (each an **Interest Payment Date**). The first payment (representing a full half-year's interest) shall be made on 20th October, 2005.

The Issuer shall cause the Determination Agent to give notice of the Reset Rate determined in accordance with this Condition 3 to be given to the Issuer, the Trustee, the Paying Agents, any stock exchange or other relevant authority on which the Notes are for the time being listed or admitted to trading and, in accordance with Condition 10 (*Notices*), the Noteholders as soon as practicable after the Determination Date but in any event not later than the fourth business day thereafter.

The Reset Rate so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of proven or manifest error.

The Trustee shall, if the Determination Agent defaults in its obligation to determine the Reset Rate in accordance with the above provisions, determine the Reset Rate at such rate as, in its absolute discretion (having such regard as it shall think fit to the procedure described in this Condition 3), it shall deem fair and reasonable in all the circumstances and such determination shall be deemed to have been made by the Determination Agent and in doing so the Trustee shall be entitled to seek and rely upon advice from any reputable investment bank or other reputable and suitably qualified expert deemed appropriate by the Trustee for the purpose.

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition 3, whether by the Determination Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Determination Agent, the Trustee, the Paying Agents and all Noteholders and Couponholders and (in the absence of wilful default or bad faith) no liability to the Noteholders, the Couponholders or the Issuer shall attach to the Determination Agent or the Trustee in connection with the exercise or non-exercise by them of their powers, duties and discretions under this Condition 3.

As used in this Condition:

Benchmark Gilt means the United Kingdom government security having a maturity date falling on or about the Maturity Date or (where the Determination Agent advises the Trustee in writing that such stock is not appropriate for such purpose for reasons of illiquidity or otherwise) such other government stock as the Determination Agent, with the advice of the Reference Market Makers and in consultation with the Issuer, may determine to be appropriate;

business day means a day (not being a Saturday or Sunday) on which banks are open for business in London;

Determination Agent means The Royal Bank of Scotland plc, provided that if The Royal Bank of Scotland plc resigns as Determination Agent, or if the Issuer terminates the appointment of the Determination Agent, the Issuer shall forthwith appoint another leading financial institution approved by the Trustee (such approval not to be unreasonably withheld or delayed) to be the Determination Agent and shall provide notice thereof promptly to the Noteholders in accordance with Condition 10 (*Notices*);

Determination Date means the fifth business day prior to the Reset Date provided that, if it is not possible for any reason to determine the Gross Redemption Yield on such day, the Determination Date shall be postponed to the first business day thereafter on which the Determination Agent determines that it is possible to determine the Gross Redemption Yield;

Gross Redemption Yield means, with respect to the Benchmark Gilt, the gross redemption yield on the Benchmark Gilt, as calculated by the Determination Agent on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields", page 4, Section One: Price/Yield Formulae "Conventional Gilts: Double dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi Coupon Date" (published 8th June, 1998, as amended or updated from time to time) on an annual compounding basis (and rounded up (if necessary) to four decimal places);

Reference Market Makers means three brokers of gilts or gilt edged market makers selected by the Determination Agent in consultation with the Issuer; and

Reset Rate means the rate per annum determined by the Determination Agent as the aggregate of 2.80 per cent. and the Gross Redemption Yield, with the price of the Benchmark Gilt for this purpose being the arithmetic average (rounded up (if necessary) to four decimal places) of the bid and offered prices of such Benchmark Gilt quoted on Reuters Page "DMO/Bench1" (or such other page as may replace it for the purpose of displaying such information) at 3.00 p.m. London time on the Determination Date, provided that if such price does not appear on Reuters Page "DMO/Bench1" on the Determination Date then the price of the Benchmark Gilt shall be determined by the Determination Agent to be the arithmetic average (rounded up (if necessary) to four decimal places) of the bid and offered prices of such Benchmark Gilt quoted by the Reference Market Makers at 3.00 p.m. London time on the Determination Date, in each case on a dealing basis for settlement on the next following dealing day in London.

3.2 Interest Accrual

Each Note will cease to bear interest from and including its due date for redemption unless, upon due presentation, payment of the principal in respect of the Note is improperly withheld or refused or unless default is otherwise made in respect of payment, in which event interest shall continue to accrue (as well after as before any judgment) as provided in the Trust Deed.

3.3 Calculation of Broken Interest

When interest is required to be calculated in respect of a period of less than a full semi-annual interest period, it shall be calculated on the basis of (a) the actual number of days in the period from and including the date from which interest begins to accrue (the **Accrual Date**) to but excluding the date on which it falls due divided by (b) the actual number of days from and including the Accrual Date to but excluding the next following Interest Payment Date multiplied by two.

4. PAYMENTS

4.1 Payments in respect of Notes

Payments of principal and interest in respect of each Note will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the Note, except that payments of interest due on an Interest Payment Date will be made against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant Coupon, in each case at the specified office outside the United States of any of the Paying Agents.

4.2 Method of Payment

Payments will be made by credit or transfer to an account in pounds sterling maintained by the payee with or, at the option of the payee, by a cheque in pounds sterling drawn on, a bank in London.

4.3 Missing Unmatured Coupons

Each Note should be presented for payment together with all unmatured Coupons. Upon the date on which any Note becomes due and repayable, all unmatured Coupons appertaining to the Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

4.4 Payments subject to Applicable Laws

Payments in respect of principal and interest on the Notes are subject in all cases to any fiscal or other laws and regulations applicable in the place of payment, but without prejudice to the provisions of Condition 6 (*Taxation*).

4.5 Payment only on a Presentation Date

A holder shall be entitled to present a Note or Coupon for payment only on a Presentation Date and shall not, except as provided in Condition 3 (*Interest*), be entitled to any further interest or other payment if a Presentation Date is after the due date.

Presentation Date means a day which (subject to Condition 7 (*Prescription*)):

(a) is or falls after the relevant due date;

(b) is a Business Day in the place of the specified office of the Paying Agent at which the Note or Coupon is presented for payment; and

(c) in the case of payment by credit or transfer to a pounds sterling account in London as referred to above), is a Business Day in London.

In this Condition, **Business Day** means, in relation to any place, a day (not being a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in that place.

4.6 Initial Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out at the end of these Conditions. The Issuer reserves the right, subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld or delayed), at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and to approve any change in the specified office of any Paying Agent provided that:

(a) there will at all times be a Principal Paying Agent;

(b) there will at all times be at least one Paying Agent (which may be the Principal Paying Agent) having its specified office in a European city which so long as the Notes are admitted to official listing on the London Stock Exchange shall be London or such other place as the UK Listing Authority may approve;

(c) the Issuer undertakes that it will ensure that it maintains a Paying Agent having its specified office in a Member State of the European Union that does not oblige the Paying Agent to withhold or deduct tax from payments on the Notes pursuant to any law implementing or complying with, or introduced in order to conform to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN

Council meeting of 26th-27th November, 2000, provided that under no circumstances shall the Issuer be obliged to maintain a Paying Agent with a specified office in such a Member State unless at least one Member State of the European Union does not oblige a Paying Agent making payments on the Notes through a specified office in that Member State to so withhold or deduct tax; and

(d) there will at all times be a Paying Agent having its specified office in a jurisdiction within continental Europe, other than the jurisdiction in which the Issuer is incorporated.

Notice of any termination or appointment and of any changes in specified offices of the Paying Agents will be given to the Noteholders promptly by the Issuer in accordance with Condition 10 (*Notices*).

5. REDEMPTION AND PURCHASE

5.1 Redemption at Maturity

Unless previously redeemed or purchased and cancelled as provided below, the Issuer will redeem the Notes at their principal amount on 20th April, 2017 (the **Maturity Date**).

5.2 Redemption for Taxation Reasons

If the Issuer satisfies the Trustee immediately before the giving of the notice referred to below that:

(a) as a result of any change in, or amendment to, the laws or regulations, or any change in the application or official or generally accepted interpretation of the laws or regulations, of the United Kingdom or any political subdivision or authority thereof or therein having power to tax, which change or amendment becomes effective after 18th April, 2005, on the next Interest Payment Date the Issuer would be required to pay additional amounts as provided or referred to in Condition 6 (*Taxation*); and

(b) the requirement cannot be avoided by the Issuer taking reasonable measures available to it,

the Issuer may at its option, having given not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 10 (*Notices*) (which notice shall be irrevocable), redeem all the Notes, but not some only, at any time at their principal amount together with interest accrued to but excluding the date of redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be required to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the requirement referred to in (a) above will apply on the next Interest Payment Date and cannot be avoided by the Issuer taking reasonable measures available to it, and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders and the Couponholders.

5.3 Redemption at the Option of the Issuer

The Issuer may, having given:

(a) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 10 (*Notices*); and

(b) notice to the Trustee and the Principal Paying Agent not less than 15 days before the giving of the notice referred to in (a);

(which notice in paragraph (a) shall be irrevocable and shall specify the date fixed for redemption), redeem all (but not some only) of the Notes on 20th April, 2012 at their principal amount.

5.4 Purchases

The Issuer or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Notes (provided that all unmatured Coupons appertaining to the Notes are purchased with the Notes) in any manner and at any price.

5.5 Cancellations

All Notes which are (a) redeemed or (b) purchased by or on behalf of the Issuer or any of its Subsidiaries will forthwith be cancelled, together with all relative unmatured Coupons attached to the Notes or surrendered with the Notes, and accordingly may not be held, reissued or resold.

5.6 Notices Final

Upon the expiry of any notice as is referred to in paragraph 5.2 or 5.3(a) above the Issuer shall be bound to redeem the Notes to which the notice refers in accordance with the terms of such paragraph.

6. TAXATION

6.1 *Payment without Withholding*

All payments in respect of the Notes by or on behalf of the Issuer shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (**Taxes**) imposed or levied by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the Taxes is required by law. In that event, the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the Noteholders and Couponholders after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Notes or, as the case may be, Coupons in the absence of the withholding or deduction; except that no additional amounts shall be payable in relation to any payment in respect of any Note or Coupon:

(a) presented for payment by or on behalf of, a holder who is liable to the Taxes in respect of the Note or Coupon by reason of his having some present or former connection with the United Kingdom other than the mere holding of the Note or Coupon; or

(b) presented for payment in the United Kingdom; or

(c) presented for payment by or on behalf of a holder who would not be liable or subject to the withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 on the taxation of savings income; or

(e) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another specified office of a Paying Agent in a Member State of the European Union; or

(f) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of the period of 30 days assuming, whether or not such is in fact the case, that day to have been a Presentation Date (as defined in Condition 4 (*Payments*).

6.2 Interpretation

In these Conditions **Relevant Date** means the date on which the payment first becomes due but, if the full amount of the money payable has not been received by the Principal Paying Agent or the Trustee on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect has been duly given to the Noteholders by the Issuer in accordance with Condition 10 (*Notices*).

6.3 Additional Amounts

Any reference in these Conditions to any amounts in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable under this Condition or under any undertakings given in addition to, or in substitution for, this Condition pursuant to the Trust Deed.

7. PRESCRIPTION

Notes and Coupons will become void unless presented for payment within periods of 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date in respect of the Notes or, as the case may be, the Coupons, subject to the provisions of Condition 4 (*Payments*).

8. EVENTS OF DEFAULT AND ENFORCEMENT

8.1 (i) If any of the following events (Events of Default) shall have occurred and be continuing:

(a) a default is made for a period of 14 days or more in the payment of any principal or interest in respect of the Notes or any of them; or

(b) the winding up of the Issuer is commenced (other than a winding up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders),

the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject to being indemnified and/or secured to its satisfaction), give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their principal amount together with accrued interest as provided in the Trust Deed. The Trustee may (subject as provided below), following such notice at its discretion and without further notice, institute proceedings in England (but not elsewhere) for the winding up of the Issuer and/or prove in the winding up or administration of the Issuer but may take no other action to enforce the obligations of the Issuer to pay interest and repay the principal amount of the Notes.

(ii) Without prejudice the preceding paragraph, if the Issuer breaches any of its obligations under the Trust Deed or the Notes (other than any obligation for the payment of any principal or interest in respect of the Notes) then and at any time after the Notes become due and repayable the Trustee may, subject as provided below, at its discretion and without further notice bring such proceedings as it may think fit to enforce the obligation in question. The Issuer shall not, as a result of the bringing of any such proceedings, be obliged to pay any sums representing or measured by reference to principal or interest on the Notes sooner than the same would otherwise have been payable by it.

(iii) The Trustee shall not be bound to take any such proceedings as are referred to in this Condition 8.1 or any other action under the Trust Deed unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction.

8.2 No Noteholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing, in which case the Noteholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder or Couponholder shall be entitled to institute proceedings for the winding up of the Issuer or to prove in any winding up of the Issuer or any administration of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so within a reasonable time and such failure is continuing, or, being able to prove in any winding up of the Issuer or any administration of the Issuer, fails to do so within a reasonable time and such failure is continuing, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself or herself institute proceedings for the winding up in England (but not elsewhere) of the Issuer and/or prove in any winding up of the Issuer or prove in any administration of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes and Coupons.

No remedy (including the exercise of any right of set-off or analogous event) against the Issuer, other than as referred to in this Condition 8 (*Events of Default and Enforcement*), shall be available to the Trustee or the Noteholders or Couponholders for the recovery of amounts owing in respect of the Notes or Coupons or under the Trust Deed (other than amounts owing in respect of the Trustee's remuneration, costs, expenses and sums due to the Trustee personally).

9. REPLACEMENT OF NOTES AND COUPONS

Should any Note or Coupon be lost, stolen, mutilated, defaced or destroyed it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Principal Paying Agent upon payment by the claimant of the expenses incurred in connection with the replacement and on such terms as to evidence, indemnity and security as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

10. NOTICES

All notices to the Noteholders will be valid if published in a leading English language daily newspaper published in London or such other English language daily newspaper with general circulation in Europe as the Trustee may approve. It is expected that publication will normally be made in the *Financial Times*. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or the relevant authority on which the Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve. Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Noteholders in accordance with this paragraph.

11. SUBSTITUTION

The Trustee may, without the consent of the Noteholders or Couponholders, agree with the Issuer to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes, the Coupons and the Trust Deed, of any Subsidiary or a Holding Company (each as defined in the Trust Deed) of the Issuer or any Subsidiary of such Holding Company or a Successor in Business (as defined in the Trust Deed) or any Subsidiary of any such Successor in Business, subject to:

(a) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution; and

(b) certain other conditions set out in the Trust Deed being complied with.

12. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND DETERMINATION

12.1 Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the modification or abrogation by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed. The quorum at any meeting for passing an Extraordinary Resolution will be one or more persons present holding or representing more than 50 per cent. in principal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons present whatever the principal amount of the Notes held or represented by him or them, except that, at any meeting the business of which includes the modification or abrogation of certain of the provisions of these Conditions and certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be one or more persons present holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders will be binding on all Noteholders, whether or not they are present at the meeting, and on all Couponholders.

12.2 Modification, Waiver, Authorisation and Determination

The Trustee may agree, without the consent of the Noteholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such (provided that, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders) or may agree,

without any such consent as aforesaid, to any modification which, in its opinion, is of a formal, minor or technical nature or to correct a manifest error or an error which, in the opinion of the Trustee, is proven.

12.3 Trustee to have Regard to Interests of Noteholders as a Class

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders or Couponholders except to the extent already provided for in Condition 6 (*Taxation*) and/or any undertaking given in addition to, or in substitution for, Condition 6 (*Taxation*) pursuant to the Trust Deed.

12.4 Notification to the Noteholders

Any modification, abrogation, waiver, authorisation, determination or substitution shall be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified by the Issuer to the Noteholders as soon as practicable thereafter in accordance with Condition 10 (*Notices*).

13. INDEMNIFICATION OF THE TRUSTEE AND ITS CONTRACTING WITH THE ISSUER

13.1 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified and/or secured to its satisfaction.

13.2 Trustee Contracting with the Issuer

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (a) to enter into business transactions with the Issuer and/or any of the Issuer's Subsidiaries and/or any Holding Company and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of the Issuer's Subsidiaries, (b) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders or Couponholders, and (c) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

14. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Noteholders or Couponholders to create and issue further notes or bonds (whether in bearer or registered form) either (a) ranking *pari passu* in all respects (or in all respects save for the first payment of interest thereon) and so that the same shall be consolidated and form a single series with the outstanding notes or bonds of any series (including the Notes) constituted by the Trust Deed or any supplemental deed or (b) upon such terms as to ranking, interest, conversion, redemption and otherwise as the Issuer may determine at the time of the issue. Any further notes or bonds which are to form a single series with the outstanding notes or bonds of any series (including the Notes) constituted by the Trust Deed or any supplemental deed shall, and any other further notes or bonds may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes or bonds of other series in certain circumstances where the Trustee so decides.

15. **GOVERNING LAW**

The Trust Deed, the Notes and the Coupons are governed by, and will be construed in accordance with, English law.

16. **RIGHTS OF THIRD PARTIES**

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE REPRESENTED BY THE GLOBAL NOTES

The following is a summary of the provisions to be contained in the Trust Deed which will apply to, and in some cases modify, the Terms and Conditions of the Notes while the Notes are represented by the Global Notes.

1. Exchange

The Notes will initially be represented by the Temporary Global Note which will be deposited on or around the Closing Date with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable, in whole or in part, for interests in the Permanent Global Note not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. No payments will be made in respect of the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Temporary Global Note cannot be collected without such certification of non-U.S. beneficial ownership.

The Permanent Global Note will be exchangeable in whole but not in part (free of charge to the holder) for definitive Notes in bearer form and in denominations of £1,000, £10,000 and £100,000 each only:

(a) upon the happening of any of the events defined in the Trust Deed as "Events of Default";

(b) if either Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so and no successor or alternative clearing system satisfactory to the Trustee is available; or

(c) if the Issuer would suffer a disadvantage as a result of a change in laws or regulations (taxation or otherwise) or as a result of a change in the practice of Euroclear and/or Clearstream, Luxembourg which would not be suffered were the Notes in definitive form and a certificate to such effect signed by two Directors of the Issuer is given to the Trustee.

Thereupon (in the case of (a) and (b) above) the holder of the Permanent Global Note (acting on the instructions of one or more of the Accountholders (as defined below)) or the Trustee may give notice to the Issuer and (in the case of (c) above) the Issuer may give notice to the Trustee and the Noteholders, of its intention to exchange the Permanent Global Note for definitive Notes on or after the Exchange Date (as defined below).

On or after the Exchange Date the holder of the Permanent Global Note may or, in the case of (c) above, shall surrender the Permanent Global Note to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Note the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of definitive Notes (having attached to them all Coupons in respect of interest which has not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the Trust Deed. On exchange of the Permanent Global Note, the Issuer will procure that it is cancelled and, if the holder so requests, returned to the holder together with any relevant definitive Notes.

For these purposes, **Exchange Date** means a day specified in the notice requiring exchange falling not less than 60 days after that on which such notice is given and being a day on which banks are open for general business in the place in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (b) above, in the place in which the relevant clearing system is located.

2. Payments

On and after 1st June, 2005, no payment will be made on the Temporary Global Note unless exchange for an interest in the Permanent Global Note is improperly withheld or refused. Payments of principal and interest in respect of Notes represented by a Global Note will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of such Global Note to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purposes. A record of each payment made will be endorsed on the

appropriate part of the schedule to the relevant Global Note by or on behalf of the Principal Paying Agent, which endorsement shall be *prima facie* evidence that such payment has been made in respect of the Notes. Payments of interest on the Temporary Global Note (if permitted by the first sentence of this paragraph) will be made only upon certification as to non-U.S. beneficial ownership unless such certification has already been made.

3. **Notices**

For so long as all of the Notes are represented by one or both of the Global Notes and such Global Note(s) is/are held on behalf of Euroclear and/or Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg (as the case may be) for communication to the relative Accountholders rather than by publication as required by Condition 10 (*Notices*). Any such notice shall be deemed to have been given to the Noteholders on the second day after the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg (as the case may be) as aforesaid.

4. **Accountholders**

For so long as all of the Notes are represented by one or both of the Global Notes and such Global Note(s) is/are held on behalf of Euroclear and/or Clearstream, Luxembourg, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular principal amount of such Notes (each an **Accountholder**) (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of such Notes standing to the account of any person shall, in the absence of manifest error, be conclusive and binding for all purposes) shall be treated as the holder of such principal amount of such Notes for all purposes (including but not limited to, for the purposes of any quorum requirements of, or the right to demand a poll at, meetings of the Noteholders) other than with respect to the payment of principal and interest on such principal amount of such Notes, the right to which shall be vested, as against the Issuer and the Trustee, solely in the bearer of the relevant Global Note in accordance with and subject to its terms and the terms of the Trust Deed. Each Accountholder must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for its share of each payment made to the bearer of the relevant Global Note.

5. **Prescription**

Claims against the Issuer in respect of principal and interest on the Notes represented by a Global Note will be prescribed after 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date (as defined in Condition 6 (*Taxation*)).

6. **Cancellation**

Cancellation of any Note represented by a Global Note and required by the Conditions of the Notes to be cancelled following its redemption or purchase will be effected by endorsement by or on behalf of the Principal Paying Agent of the reduction in the principal amount of the relevant Global Note on the relevant part of the schedule thereto.

7. **Euroclear and Clearstream, Luxembourg**

References in the Global Notes and this summary to Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system approved by the Trustee.

USE OF PROCEEDS

The net proceeds of the issue of the Notes, amounting to approximately £118,220,400, will be applied by the Issuer for the general corporate purposes of the Group and for any other lawful purpose.

CAPITALISATION AND INDEBTEDNESS OF THE GROUP

The following table sets out the consolidated capitalisation and indebtedness of the Group as at 30th September, 2004 and has been extracted without material adjustment from the audited consolidated financial statements of the Group for the year ended 30th September, 2004.

	As at 30th September, 2004 *£m*
Authorised share capital	
175,000,000 ordinary shares of 10p each	17.5
Allotted and paid up	
119,891,708 ordinary shares of 10p each	12.0
Share premium account	68.8
Merger reserve	(70.2)
	10.6
Borrowings	
Asset-backed loan notes	3,690.0
Bank loans	902.8
	4,592.8
Total capitalisation and indebtedness	4,603.4

Notes:

1. All of the ordinary shares have been fully paid up.
2. Since 30th September, 2004 the Issuer has allotted a further 410,135 ordinary shares for cash, fully paid, following the exercise of share options under the Issuer's share option schemes.
3. All borrowings are secured and unguaranteed other than £177 million which is both secured and guaranteed by other companies in the Group.
4. Since 30th September, 2004 additional asset-backed loan notes amounting to £1.3 billion have been issued by subsidiaries of the Issuer and principal repayments of approximately £1.1 billion have been made.
5. Save as disclosed above and apart from intra-Group liabilities, neither the Issuer nor any of its subsidiaries had, at the close of business on 30th September, 2004, any loan capital outstanding or created but unissued, any term loans or any other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, mortgages, charges, hire purchase commitments, obligations under finance leases or guarantees or other contingent liabilities.
6. Save as disclosed above, there has been no material change in the capitalisation, indebtedness, contingent liabilities and guarantees of the Issuer since 30th September, 2004.

DESCRIPTION OF THE ISSUER

Incorporation and status

The Issuer was incorporated in England (registered number 02336032) on 17th January, 1989 as a public limited company under the Companies Act 1985 as 'Giltfind Public Limited Company'. On 28th February, 1989, it changed its name to 'National Home Loans Holdings PLC' and, on 3rd March, 1993, it changed its name again this time to 'The Paragon Group of Companies PLC'.

The Issuer's registered office, which is also its head office, is at St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

The Issuer's ordinary shares are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange PLC's market for listed securities. The Issuer is the ultimate holding company of the Group and of the principal operating subsidiaries referred to below.

The Paragon Group of Companies PLC

The Paragon Group of Companies PLC ("Paragon") together with its subsidiaries is a centralised, specialist provider of consumer finance. The Group offers mortgage and consumer finance products including mortgage loans, secured personal loans, retail point-of-sale credit and hire purchase finance for cars.

Total advances by the Group during the year ended 30th September, 2004 were £2,124.3 million compared with £1,477.4 million during the previous year. Net loan assets as at 30th September, 2004, inclusive of those held by the off-balance sheet companies managed by Mortgage Trust, were £5,950.9 million. Of these, £5,523.4 million were secured on residential property. During the year ended 30th September, 2004 the Group's consolidated profit before tax was £71.0 million compared with £51.9 million for the previous year.

Principal Operating Subsidiaries

Paragon Mortgages Limited ("PML")

PML lends to landlords in the buy-to-let sector.

PML's target customer is the professional property investor. It seeks to maintain close links with both landlords and intermediaries. PML also provides other related services, such as specialist insurance and legal advice, on an agency basis to supplement the mortgage finance product.

In the past, PML operated in the owner occupied market offering a range of mortgage products common in that market. New lending in that sector has now ceased as PML continues its focus on the specialist needs of landlords. However the historic owner occupied portfolio continues to be managed by the Group.

Mortgage Trust Limited ("MTL")

In June 2003 Paragon acquired Britannic Money PLC (subsequently re-named MTL) from Britannic Assurance Public Limited Company, who had previously acquired the business from First Active plc in 2000.

The acquisition allowed the Group to complement its activities in the professional buy-to-let market with a franchise that would concentrate on a broader range of private landlords.

At the time of acquisition, Britannic Money specialised in both buy-to-let and current account mortgages. The latter was a specialist, flexible, owner occupied mortgage which allowed the borrower to offset their savings against their borrowings. Following acquisition, this product offering was significantly scaled down. The existing portfolio continues to be managed by the Group.

Paragon Personal Finance Limited ("PPF")

PPF primarily originates second charge secured loans. This product was launched in the summer of 1999 utilising the finance broker distribution the Group acquired with the purchase of Universal Credit Limited from Lloyds TSB Bank plc in 1998.

Paragon Car Finance Limited ("PCF")

PCF was established in 1997. Whilst offering a full product range, applications and completions primarily relate to hire purchase activity. PCF offers its products through a variety of distribution sources, including specialist brokers, dealers and corporates. The great majority of lending is done through PCF's dealer base.

PPF trading as Paragon Retail Finance ("PRF")

The Group entered the retail point of sale market in October 2000 as a result of the acquisition of Colonial Finance Limited from the Commonwealth Bank of Australia. PRF is the Group's specialist retail point of sale finance division which focuses on the furniture, floor coverings, curtain and other markets where merchandise is not taken from the store on the day of purchase.

Other portfolios

The National Home Loans Corporation plc ("NHL")

NHL originated the great majority of its mortgages between 1985 and 1991 offering a range of products consistent with other lenders in the market at that time. NHL attracted mortgage lending business primarily through its association with a panel of life assurance companies. A small number of mortgage applications were accepted directly from members of the public or via an approved panel of mortgage brokers. The existing portfolio continues to be managed by the Group.

Unsecured Personal Loans

The Group diversified into unsecured lending initially by organic growth and then more recently, through acquisition. In March 1998 the Group acquired Universal Credit Limited, an unsecured personal finance company. In 2000, the Group acquired Colonial Finance Limited a company that originated unsecured personal loans and retail point of sale loans.

Since 2003 the Group has scaled down its activities in unsecured lending. Existing portfolios continue to be managed by the Group.

Funding

Corporate Debt

The Group has a working capital facility of £280 million provided by a number of key relationship banks. The facility is secured by fixed and floating charges over the assets of the Group other than those over which security has been given in relation to securitisation issues.

Securitisation

Advances to customers are initially funded out of the proceeds of a syndicated bank facility ("warehouse") made available to a special purpose vehicle ("SPV"), which is a subsidiary of Paragon. The assets are held in the warehouse until they reach a level where it becomes cost effective to securitise them in the public debt markets. At this point, the SPV generally sells the assets to a new Paragon subsidiary (each a securitisation vehicle), which funds itself through the public FRN and Eurobond markets with the most senior notes capable of achieving ratings at the AAA level.

To obtain the necessary investment grade ratings, each securitisation vehicle is credit enhanced. Typically this enhancement is provided via the contribution of subordinated loans from other members of the Group. Depending on the assessment of credit quality of the assets backing any particular securitisation, the rating agencies may also require a level of overcollateralisation, meaning an excess of assets when compared to the funding being raised.

Regulation

On 31st October, 2004 the Financial Services Authority became the statutory regulator with respect to first charge residential mortgages. On 14th January, 2005, the Financial Services Authority also became the statutory regulator for the general insurance industry. Although buy-to-let mortgages are outside the scope of the Financial Services Authority's regulation of mortgages, Mortgage Trust Services plc, a member of the Group, successfully applied for authorisation under Part IV of the Financial Services and Markets Act 2000 and obtained permission to carry out mortgage and/or general insurance business which is regulated by the Financial Services Authority.

Directors of the Issuer

The directors of the Issuer, their functions within the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Role*	*Principal activities outside the Group*
Jonathan Perry	Chairman	None
Nigel Terrington	Chief Executive	None
Nicholas Keen	Finance Director	None
John Heron	Director of Mortgages	None
Pawan Pandya	Chief Operating Officer	None
David Beever	Non-executive Director	Chairman of KPMG Corporate Finance, Vice Chairman of London & Continental Railways Limited, non-executive Director of JJB Sports PLC and Volex Group PLC.
Robert Dench	Non-executive Director	Non-executive Director of AXA UK PLC and Clipper Ventures PLC.
Gavin Lickley	Non-executive Director	Chairman of Inexus Group and SAV Credit Limited
Christopher Newell	Non-executive Director	Director of Altium Capital Limited.

The business address of each of the above is St Catherine's Court, Herbert Road, Solihull, West Midlands B91 3QE.

Recent Developments

On 23rd March, 2005 Paragon released a trading update, an extract from which is set out below.

"The Board expects the results for the six months to 31st March to be in line with market expectations."

The Issuer confirms that the above statement is true as of the date of this Offering Circular.

TAXATION

The comments below are of a general nature and are based on the Issuer's understanding of United Kingdom law and practice. They relate only to the position of persons who are the absolute beneficial owners of their Notes and related Coupons and may not apply to certain classes of person such as dealers. Prospective holders of Coupons and Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction outside the United Kingdom should consult their professional advisers.

There will be no United Kingdom withholding tax in relation to interest payments on the Notes while the Notes continue to be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

SUBSCRIPTION AND SALE

The Royal Bank of Scotland plc as the Manager has, pursuant to a Subscription Agreement (the **Subscription Agreement**) dated 18th April, 2005 made between the Issuer and The Royal Bank of Scotland plc, agreed to subscribe and pay for the Notes at the issue price of 99.347 per cent. of the principal amount of the Notes. The Issuer will pay the Manager a fee of 0.83 per cent. of the principal amount of the Notes. RBS will be entitled to deduct such fee from the issue price. The Issuer will also reimburse the Manager in respect of certain of its expenses, and has agreed to indemnify the Manager against certain liabilities, incurred in connection with the issue of the Notes. The Subscription Agreement may be terminated in certain circumstances prior to payment of the Issuer.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

The Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Notes (a) as part of their distribution at any time or (b) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons and that it will have sent to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

The Manager has represented and agreed that:

(a) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

General

No action has been taken by the Issuer or the Manager that would, or is intended to, permit a public offer of the Notes or possession or distribution of this Offering Circular or any other offering or publicity material relating to the Notes in any country or jurisdiction where any such action for that purpose is required. Accordingly, the Manager has undertaken that it will not, directly or indirectly, offer or sell any Notes or have in its possession, distribute or publish any offering circular, prospectus, form of application, advertisement or other document or information in any country or

jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations and all offers and sales of Notes by it will be made on the same terms.

GENERAL INFORMATION

Authorisation

1. The issue of the Notes was duly authorised by a resolution of the Board of Directors of the Issuer dated 23rd March, 2005 and by a resolution of a committee of the Board of Directors of the Issuer dated 13th April, 2005.

Listing

2. The admission of the Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). Transactions will normally be effected for settlement in Sterling for delivery on the third business day in London after the date of the transaction. It is expected that official listing will be granted on or about 20th April, 2005 subject only to the issue of the Temporary Global Note. Prior to official listing, dealings will permitted by the London Stock Exchange in accordance with its rules.

Clearing Systems

3. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. *The ISIN for this issue is XS0216276070 and the Common Code is 021627607.*

No significant change

4. Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or the Group since 30th September, 2004 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2004.

Litigation

5. Neither the Issuer nor any other member of the Group is, or has been, involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this Offering Circular a significant effect on the financial position of the Issuer or the Group.

Accounts

6. The auditors of the Issuer are Deloitte & Touche LLP, Chartered Accountants who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the three financial years ended on 30th September, 2004.

U.S. tax

7. The Notes and Coupons will contain the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, *including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.*"

Documents

8. Copies of the following documents will be available for inspection from the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for 14 days from the date this Offering Circular:

   (a) the Memorandum and Articles of Association of the Issuer;

   (b) the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2003 and 30th September, 2004. The Issuer currently prepares audited consolidated accounts on an annual basis;

   (c) the Subscription Agreement; and

   (d) drafts (subject to modification) of the Trust Deed, the Agency Agreement and the Determination Agency Agreement.

THE ISSUER

The Paragon Group of Companies PLC
St. Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE

TRUSTEE

Citicorp Trustee Company Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

PRINCIPAL PAYING AGENT

Citibank N.A., London Branch
5 Carmelite Street
London EC4Y 0PA

PAYING AGENT

Dexia Banque Internationale à Luxembourg, S.A.
69 route d'Esch
L-2953, Luxembourg

LEGAL ADVISERS

To the Issuer as to English law
Slaughter and May
One Bunhill Row
London EC1Y 8YY

To the Manager and the Trustee as to English law
Allen & Overy LLP
One New Change
London EC4M 9QQ

AUDITORS

To the Issuer
Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

AUTHORISED ADVISER

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

imprima de bussy — C91761

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTER... CORPORATE ...

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number of shares	100,000	100,000	
Date(s) shares delivered to the company	08/06/2005	09/06/2005	
For each share: Nominal value	£0.10	£0.10	
Maximum price paid	£4.10	£4.08	
Minimum price paid	£4.10	£4.08	

The aggregate amount paid by the company for the shares to which this return relates was: £ ~~818,000.00~~

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,090.~~00~~ — 4,105

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 9/6/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

→ CH 23/06/05

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	240000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.18		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name APOLLO NOMINEES LIMITED Address 1 FINSBURY AVENUE, LONDON UK Postcode E C 2 M 2 P P	Class of shares allotted 10P ORDINARY	Number allotted 240,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23 JUNE 2005

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON , ST CATHERINE'S COURT,

HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE

Tel 0121 712 2077

DX number DX exchange

KEPLACEMENT FORM

→ CH 29/06/05

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	12	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	24,000	60,000	20,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share *(including any share premium)*	£2.18	£1.4750	£1.47

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LIMITED Address: 1 FINSBURY AVENUE, LONDON UK Postcode EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 104,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28 JUNE 2005

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON,
ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL,
WEST MIDLANDS, B91 3QE Tel 0121 712 2077
DX number DX exchange

AMENDING RETURN

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATACARE SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

Date of this return

The information in this return is made up to

Day	Month	Year
19	01	1998

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
19	01	1999

Registered Office

Show here the address **at the date of this return.**

St Catherine's Court

Herbert Road

*Any change of registered office **must** be notified on form 287.*

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B91 3QE

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

If the code number cannot be determined, give a brief description of principal activity.

Holding Company

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

The Royal Bank of Scotland PLC

PO Box No 82, Caxton House

Post town: Redcliffe Way

County/Region: BRISTOL UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County/Region UK Postcode

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): John Grigor

Surname: Gemmell

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

Address ††

St Catherine's Court

Herbert Road

Post town: SOLIHULL

County/ Region: West Midlands UK Postcode: B91 3QE

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 25/01/1943

Forename(s): David Franklin

Surname: Banks

☐ **Address ††**: St Catherine's Court, Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B91 3QE

Country: England

Nationality: United States Citizen

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Professor

Date of Birth (Day / Month / Year): 07/04/1943

Forename(s): Andrew David

Surname: Chambers

☐ **Address ††**: St Catherine's Court, Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B91 3QE

Country: England

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 3 1 / 0 1 / 1 9 5 0

Forename(s): David Alexander

Surname: Hoare

☐ **Address ††**: St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B 9 1 3 Q E

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 3 / 0 8 / 1 9 3 8

Forename(s): Frederick William

Surname: Hulton

☐ **Address ††**: St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B 9 1 3 Q E

Country: England

Nationality: British

Business occupation: Investment Banker

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 1 3 / 0 1 / 1 9 5 8

Forename(s): Nicholas

Surname: Keen

Address †† ☐: St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B 9 1 3 Q E

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 1 / 0 5 / 1 9 4 1

Forename(s): Michael John Ruthven

Surname: Kelly

Address †† ☐: St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands

UK Postcode: B 9 1 3 Q E

Country: England

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 0 6 / 0 9 / 1 9 3 9

Forename(s): Jonathan Peter Langman

Surname: Perry

Address ††: ☐ St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands UK Postcode: B 9 1 3 Q E

Country: England **Nationality**: British

Business occupation: Chairman

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 3 / 1 2 / 1 9 5 9

Forename(s): Nigel Stewart

Surname: Terrington

Address ††: ☐ St Catherine's Court

Herbert Road

Post town: SOLIHULL

County / Region: West Midlands UK Postcode: B 9 1 3 Q E

Country: England **Nationality**: British

Business occupation: Chief Executive

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)*
ORDINARY £0.10	87,855,955	£8,785,595.50
Totals	87,855,955	£8,785,595.50

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 08/07/2005

† a director /secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Emma Lapthorne, The Paragon Group of Companies PLC,
St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE
Tel 0121 712 2077
DX number DX exchange

→ CH 18/07/05

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	35,778	4,331	109,891
Date(s) shares delivered to the company	04/07/05	05/07/05	06/07/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.265	£4.26	£4.295
Minimum price paid	£4.26	£4.26	£4.28

The aggregate amount paid by the company for the shares to which this return relates was: £642,673.69

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £3,215.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 06/07/05

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

→ CH 13/07/05

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	07/07/2005		
For each share:			
Nominal value	£0.10		
Maximum price paid	£4.33		
Minimum price paid	£4.2825		

The aggregate amount paid by the company for the shares to which this return relates was: £ 215,056.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,080.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 7/7/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	150218		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.2064		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02/08/2005

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Paragon Maturity Schedule 1st August 2005

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Class of Shares	Allotted
Mr	Adib	Aghdasi	46 Rainsbrook Drive Shirley	SOLIHULL	West Midlands B90 4TH		10p Ordinary	13987
Mr	Martin John	Barsley	Silverbirch	4 Mell Road Tollesbury	MALDON	Essex CM9 8SP	10p Ordinary	1678
Mrs	Karen Jane	Bloore	193 Tilehouse Green Lane	Knowle	SOLIHULL	West Midlands B93 9EB	10p Ordinary	8392
Mr	Paul Anthony	Boyle	98 Shakespeare Drive Shirley	SOLIHULL	West Midlands B90 2AW		10p Ordinary	13987
Ms	Helen Clare	Carolan	56 Arden Road	Acocks Green	BIRMINGHAM	B27 6AQ	10p Ordinary	8392
Mrs	Jessica Fiona	Chapman	28 Underwood Close	Callow Hill	REDDITCH	Worcs B97 5YS	10p Ordinary	13987
Miss	Jayne Allison	Davis	32 Armstrong Drive	BIRMINGHAM	B36 9NL		10p Ordinary	1119
Mrs	Rose Hannah	Eden	5 Crosskey Close	Tile Cross	Solihull	BIRMINGHAM B33 0NE	10p Ordinary	1119
Mrs	Evelyn Lucy	Elwell	15 Framefield Drive	SOLIHULL	West Midlands B91 2SR		10p Ordinary	2797
Mrs	Amanda	Jones	13 Hemsworth Drive	Bulkington	BEDWORTH	Warwickshire CV12 9PE	10p Ordinary	1398
Mrs	Brenda Carolyn A	Lapthorne	28 Clarewell Avenue	SOLIHULL	West Midlands B91 3YD		10p Ordinary	1678
Mr	David Martin	Manns	10 Langley Road	DROITWICH	Worcs WR9 7RW		10p Ordinary	6714
Mr	Peter Petrou	Mougis	17 Sandbarn Close Shirley	SOLIHULL	West Midlands B90 4TQ		10p Ordinary	1119
Miss	Kim	Murray	2 Alderhithe Grove	Little Aston Park	SUTTON COLDFIELD	West Midlands B74 3BN	10p Ordinary	13987
Mrs	Mary	Riopedre	18 Trustin Crescent	Hampton Coppice	SOLIHULL	West Midlands B92 9QQ	10p Ordinary	5595
Mrs	Colette	Robinson	63 Langfield Road Knowle	SOLIHULL	West Midlands B93 9PS		10p Ordinary	2238
Mrs	Gail Mary	Robinson	4 Merganser	Manor Hill	Wilnecote	TAMWORTH B77 5NN	10p Ordinary	2797
Miss	Lorraine M	Rogers	197 Longmore Road Shirley	SOLIHULL	West Midlands B90 3EN		10p Ordinary	1678
Mr	Imran	Saeed	245 Haunch Lane	BIRMINGHAM	B13 0PL		10p Ordinary	5595
Mr	Bernard George	Spratt	18 Beech Acres	Gloucester Road	Thornbury	BRISTOL BS35 1BE	10p Ordinary	13987
Mr	John Michael	Webb	7 Fairlight Drive	Barnt Green	BIRMINGHAM	B45 8TB	10p Ordinary	13987
Mrs	Lorraine	Williams	11 Mappleborough Road	Shirley	SOLIHULL	West Midlands B90 1AG	10p Ordinary	13987
								150218

→ CH 08/08/05

Companies House — for the record —

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.1475		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: 1 FINSBURY AVENUE, LONDON	ORDINARY	30,000
UK Postcode EC2M 2PP		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 AUGUST 2005

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON,
ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL,
WEST MIDLANDS, B91 3QE Tel 0121 712 2077
DX number DX exchange

-P41 04/08/05

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23497		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.2064		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/8/05

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

The Paragon Group of Companies Plc
Full Exercise for allotment 08.08.2005

TITLE	FORENAMES	SURNAME	ADDRESS				CLASS OF SHARES	ALLOTTED
Mr	Wayne	Chillingworth	41 Littlemead Road Shirley	SOLIHULL	West Midlands B90 1DP		10p Ordinary	8392
Mr	James Paul	Giles	28 Fredas Grove	Harborne	BIRMINGHAM	B17 0SY	10p Ordinary	9511
Mrs	Sharon Marie	Robbins	21 Broom Hall Crescent	BIRMINGHAM	B27 7JR		10p Crdinary	2797
Mrs	Dayna Louise	Spooner	40 Dovercourt Road	Sheldon	BIRMINGHAM	B26 3RB	10p Ordinary	2797
								23497

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13987		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.2064		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR NIGEL STEWART TERRINGTON Address BRANDELHOW, STOKESHEATH ROAD, OXSHOTT, LEATHERHEAD, SURREY UK Postcode KT22 0PS	Class of shares allotted ORDINARY	Number allotted 13987
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/8/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

88(2) CH 24/08/05

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2336032

Company name in full THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2797		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.2064		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR RICHARD CHARLES DEEKS Address: 58 PRESTHOPE ROAD, BIRMINGHAM UK Postcode B29 4NJ	Class of shares allotted: ORDINARY	Number allotted: 2797
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

T/CH 01/09/05

Companies House — for the record —

RECEIVED 2006 JUL 10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number of shares	100,000	110,209	
Date(s) shares delivered to the company	24/08/2005	25/08/2005	
For each share: Nominal value	£0.10	£0.10	
Maximum price paid	£4.80	£4.8875	
Minimum price paid	£4.80	£4.82	

The aggregate amount paid by the company for the shares to which this return relates was: £ ~~1,012,776.98~~

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 5,065.00

TQPOS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 25/8/05

(**~~a director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number of shares	100,000	89,791	
Date(s) shares delivered to the company	30/08/2005	31/08/2005	
For each share:			
Nominal value	£0.10	£0.10	
Maximum price paid	£4.80	£4.80	
Minimum price paid	£4.80	£4.79	

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 910,778.25

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,555.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/8/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

~7 CM 14/09/05

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For Inland Revenue use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	600,000		
Date(s) shares delivered to the company	05/09/2005		
For each share:			
Nominal value	£0.10		
Maximum price paid	£4.78		
Minimum price paid	£4.78		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,868,000

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 14,340

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY ~~PURSUANT TO~~ SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 05/09/2005

(**~~a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

--> CH 19/09/05

Companies House
— for the record —

RECEIVED 2005 JUL 10 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	390,000		
Date(s) shares delivered to the company	12/09/2005		
For each share:			
Nominal value	£0.10		
Maximum price paid	£4.70		
Minimum price paid	£4.70		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,833,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 9,165.00 — TnPOS.

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY ~~PURSUANT TO~~ SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12/09/05

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

—P CH 20/10/05

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 2336032

Company name in full: THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	19 10 2005	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	13,987		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.2064		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MR NEALE MICHAEL BURGESS	Class of shares allotted	Number allotted
Address 16 BYFORD WAY, MARSTON GREEN, BIRMINGHAM, WEST MIDLANDS	ORDINARY	13,987
UK Postcode B37 7GH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 19/10/2005

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON,
ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL,
WEST MIDLANDS, B91 3QE Tel 0121 712 2077
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2005			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	2,797	3,910	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.2064	£1.8304	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): MISS JAYNE MARIE BAKER	Class of shares allotted	Number allotted
Address: 130 GRACEMERE CRESCENT, BIRMINGHAM,	ORDINARY	2,797
	ORDINARY	
UK Postcode B28 0UD		
Name(s): MR JOHN EVANS	Class of shares allotted	Number allotted
Address: 25 CAMPDEN CLOSE, REDDITCH, WORCS	ORDINARY	3,910
UK Postcode B97 5NJ		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 8 NOVEMBER 2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

-> CH 13/12/05

RECEIVED

2006 JUL 10 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	12	2005			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	12,000	15,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.18	£1.47	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
APOLLO NOMINEES LIMITED		
Address		
1 FINSBURY AVENUE, LONDON	ORDINARY	27,000
	ORDINARY	
UK Postcode EC2M 2PP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13 DECEMBER 2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE

Tel 0121 712 2077

DX number DX exchange

LH 03/01/06

RECEIVED

2006 JUL 10 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	2336032
Company name in full	THE PARAGON GROUP OF COMPANIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	12	2005			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	11,190		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.2064		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): MRS SARAH WELLS	Class of shares allotted	Number allotted
Address: LOCKSIDE COTTAGE, HATTON HILL, HATTON, WARWICK	ORDINARY	11,190
UK Postcode CV35 7JJ		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3 JANUARY 2006

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,

HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE

Tel 0121 712 2077

DX number DX exchange

→ CH 03/01/06

NOT TO BE PLACED ON THE PUBLIC RECORD

PR3

CONSENT FORM FOR PAPER FILING

THE REGISTRAR'S PROOF (PROTECTED ON-LINE FILING) SCHEME

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Company Authentication Code ROBERT

Date 03/01/2006

Form(s) attached to which this consent form applies

Form Number	Date of Form
88(2)	03/01/2006

The above company is an Opted-In Company (as defined in the Terms relating to the Registrar's PROOF Scheme). The above company hereby consents to the Form(s) referred to above being submitted to the Registrar for placing on the public record.

IMPORTANT:
(1) This Form should only be used by a company that has joined the Registrar's PROOF Scheme
(2) If a company wants to opt out of the Registrar's PROOF Scheme then it must submit an Opt-Out Form to the Registrar.

When you have completed this Form, please send it to the Registrar of Companies at:

DEB Support Manager, Companies House, Crown Way, Cardiff CF14 3UZ
DX 33050 Cardiff
For companies registered in England and Wales
Or
DEB Manager, Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DXED235 Edinburgh 1
LP-4 Edinburgh 2
For companies registered in Scotland

dti A DTI SERVICE

11/04

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name
THE PARAGON GROUP OF COMPANIES PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2336032
Information extracted from Companies House records on 24th December 2005

Section 1: Company details

Ref: 2336032/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	St Catherine's Court Herbert Road Solihull West Mids B91 3QE	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Computershare Investor Services Plc Po Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 6522 Other credit granting	**SIC CODE** **Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Robert Graham DENCH	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lytchett Park View Road Woldingham Surrey CR3 7DJ	Address ______ ______ ______
	Date of birth 14/02/1950	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth __/__/____ Nationality ______
	Occupation Co Director	Occupation ______ Date of change __/__/____ Date Robert Graham DENCH ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Andrew HERON	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 1 Stapleford Court Sevenoaks Kent TN13 2LB	Address ______ ______ ______
	Date of birth 04/01/1959	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth __/__/____ Nationality ______
	Occupation Director	Occupation ______ Date of change __/__/____ Date John Andrew HERON ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Christopher David NEWELL ACA BSC **Address** Saint Catherines Court Herbert Road Solihull West Midlands B91 3QE **Date of birth** 01/05/1960 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Christopher David NEWELL ACA BSC ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Pawan PANDYA **Address** Old Lodge Farm Westwood Heath Road Westwood Heath Coventry Warwickshire CV4 8AA **Date of birth** 12/11/1964 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Pawan PANDYA ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	120,821,226	£12,082,122.60

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 120,821,226

Aggregate Nominal Value of issued shares: £12,082,122.60

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 19/01/2005

REMEMBER:

__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

paragon
The Paragon Group of Companies PLC

Annual Report & Accounts 2005

Contents

03	Financial highlights
04	Chairman's statement
06	Chief Executive's review
10	Board of Directors
12	Directors' report
16	Corporate social responsibility
18	Report of the Board to the shareholders on directors' remuneration
27	Statement of directors' responsibilities in relation to financial statements
27	Independent auditors' report
29	Corporate governance
33	Contacts
34	Consolidated profit and loss account
35	Consolidated balance sheet
36	Holding company balance sheet
37	Consolidated cash flow statement
37	Reconciliation of movement in consolidated shareholders' funds
38	Notes to the accounts
72	Notice of Annual General Meeting

Financial highlights

8.2%

Increase in profit before tax to £76.8 million (2004: £71.0 million)

11.0%

Growth in earnings per share to 53.3p (2004: 48.0p)

31.3%

Increase in dividend for full year to 12.6p (2004: 9.6p)

9.7%

Increase in total loan assets to £6,528.7 million (2004: £5,950.9 million)

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Profit before taxation	76.8	71.0	51.9	46.0	41.1
Profit after taxation	60.7	54.7	40.3	36.6	32.9
Total loan assets	6,528.7	5,950.9	5,287.1	2,521.3	2,149.2
Shareholders' funds	308.0	268.4	225.3	200.8	169.0

	2005	2004	2003	2002	2001
Earnings per share - basic	53.3p	48.0p	35.5p	32.1p	29.0p
- diluted	51.1p	46.2p	34.8p	31.4p	28.3p
Dividend per ordinary share	12.6p	9.6p	6.3p	5.1p	4.2p

Total loan assets includes Loans to Customers shown on the face of the balance sheet and similar assets subject to non-recourse finance arrangements (see note 16).

Chairman's statement

The Group has performed strongly in 2005, despite a more difficult trading environment, producing growth in profits and loan assets and further strengthening our franchise in our key lending market.

Excluding the credit to profit and loss account for goodwill, operating profit increased by 10.5% to £72.7 million (2004: £65.8 million) (note 8). Profit before tax increased by 8.2% to £76.8 million for the year, compared with £71.0 million for the previous year. Earnings per share increased by 11.0% to 53.3p from 48.0p.

The Board has declared an increased final dividend of 7.4p per share which, when added to the interim dividend of 5.2p paid on 29 July, gives a total dividend of 12.6p per share for the year, an increase of 31.3% over last year. This is consistent with the policy set out in our interim report, to accelerate payments towards a market level of dividend cover. Subject to approval at the Annual General Meeting on 9 February 2006, the dividend will be paid on 13 February 2006, by reference to a record date of 13 January 2006.

Business review and strategy

The Group's multi-brand strategy has delivered well-defined propositions within the buy-to-let market. Paragon Mortgages, with its focus on larger scale professional investors, has continued to market to its existing customer base and its network of individual specialist intermediaries. Product developments and individual service for large scale landlords, who own, on average, twelve properties have maintained strong customer support, such that repeat applications from existing customers still deliver around 70% of new business. The Mortgage Trust brand has been developed further over the year. Its focus on smaller scale private investors, who across the portfolio own, on average, seven properties, has allowed greater utilisation of credit technology, together with cost-effective processing and administration. Of particular note has been the delivery of additional intermediary distribution.

This strategy has allowed the Group's buy-to-let business to move forward on a broad front, without compromising lending standards, at a time when many lenders have seen a reduction in volumes because of lower levels of market activity generally and provides a strong base for further development in the future.

The case for investing in residential property remains sound, as uncertainty in the general housing market has been beneficial to the private rented sector in a number of respects. Survey data confirms the strength of tenant demand for private rented property. This has allowed landlords to improve rents, which in turn has resulted in an increase in yields. At the same time, competition for property has reduced, providing landlords with the opportunity to secure good deals on new purchases, again benefiting yields.

Survey evidence continues to suggest that landlords are taking a long-term view of their investments, rather than seeking to crystallise accrued gains. In our own buy-to-let portfolio, we have seen little evidence of increased selling activity. Indeed, compared to the previous year, redemption rates have fallen. Overall, the prospects for the buy-to-let market remain sound and demand for private rented property is expected to rise, assisted by the record number of students in higher education and the number of people migrating to the UK. The eligibility of residential property for Self-Invested Personal Pensions ("SIPPs") from 2006 may also have a positive effect on demand and we are well positioned to benefit from any activity in this regard through our joint venture with James Hay, the UK's leading SIPPs administrator.

Capital management

The Board reviews, periodically, the appropriate level of capital to support its current loan portfolios and to ensure that its business plans can be met. The Board has regard to a number of factors, including the capital needed to support planned business generation over the medium term, the risk characteristics of the portfolio and the capital being returned to the Group from organic cash generation.

As a result of such a review in 2002, the Board decided to increase dividends progressively ahead of earnings growth in order to reduce dividend cover to market level over the medium term. Since that time, dividends have increased annually at roughly double the rate of earnings growth.

Whilst our new business generation targets remain stretching, the Group's portfolio continues to generate capital. We have also reduced the portfolio's risk profile by our disciplined restructuring of the portfolio from unsecured towards secured lending, which is less demanding of the Group's capital. Consumer loans, as a proportion of the portfolio, have been reducing year on year, from 36% in 2002 to 13.4% as at 30 September 2005. Within this, the unsecured personal loan book has been declining in absolute terms since the product was withdrawn and as loans have redeemed, from £319.9 million at 30 September 2002 to £180.0 million at 30 September 2005, representing 2.8% of the total loan book.

As a result, we announced at the half year that surplus capital was available for distribution to shareholders. In addition to increasing the dividend for the year by 31.3%, almost three times growth in earnings per share, thus accelerating the Group's progress towards the objective of achieving a market level of dividend cover within two years, the Company has also repurchased 1,790,000 shares at an average price of £4.64 per share and a total cost of £8.3 million as part of a £20 million repurchase programme. This programme is ongoing and the Board will keep under review the appropriate cost of capital to support the Group's business activities.

International Financial Reporting Standards ("IFRS")

The results for the year ended 30 September 2005 are the last to be prepared under UK Generally Accepted Accounting Principles. The Board expects to provide a comparative report to shareholders setting out the impact of the introduction of IFRS on the 2005 results in advance of the 2006 interim results, which will be prepared under IFRS.

Outlook

The fundamentals of the buy-to-let market remain strong, with increased rental demand translating into higher rents which, given more stable property prices should result in improving yields. As a consequence, landlords are continuing to take a long-term view of their property investments and we expect activity levels to improve as landlords take advantage of the increased rental demand by expanding their portfolios.

The development of the Paragon Mortgages and Mortgage Trust brands will continue, aimed at providing a broad range of products and services to landlords, thereby ensuring that the Group is well placed to benefit from the long-term development of this market.

Staff

The excellent progress we have made during the year would not have been achieved without the hard work and dedication of our staff and my fellow directors. I thank them all for their efforts.

Jonathan P L Perry
Chairman

23 November 2005

During the year ended 30 September 2005 the Group advanced strongly, with profit before tax increasing by 8.2% to £76.8 million for the year, compared with £71.0 million for the previous year.

Total loan assets at 30 September 2005 increased by 9.7% to £6,528.7 million from £5,950.9 million at 30 September 2004. Of these, £6,165.6 million, or 94.4%, were secured on residential property, providing a base of high quality assets. Total advances by the Group during the year were £2,025.6 million, compared with £2,124.3 million in the previous year, the reduction being due to more subdued consumer lending. Buy-to-let lending volumes remained firm, despite the general housing market slowdown and were significantly higher in the second half of the financial year, up 64.2% from the first half.

Net interest income increased by 20.2% to £96.9 million from £80.6 million, reflecting the growth in the loan book, reductions in funding costs and a reduced charge for commissions paid in respect of new business generation. The reduction in other operating income, from £40.2 million to £35.9 million, reflects the impact of reduced activity on commissions earned, particularly for the consumer finance division.

Operating expenses, excluding the impact of the goodwill credit of £4.1 million, were £44.2 million compared with £43.9 million (excluding the goodwill credit of £5.2 million) for 2004 despite an increase in pension costs and costs from share based payments, totalling £3.3 million during the year. The reduction in the cost:income ratio to 33.3% (2004: 36.3%) (note 7) reflects the beneficial impact of operational efficiencies introduced in 2004 and the continuing emphasis by management on cost efficiency throughout the Group's operations.

The Group has maintained its focus on growing its secured lending, principally of high quality buy-to-let assets whilst reducing exposure to unsecured consumer lending. The number of accounts in arrears across the portfolios was lower at 30 September 2005 than a year previously, both numerically and as a percentage of live accounts. The performance of the buy-to-let book remains exemplary, but the impact of increased interest rates on the payment performance of the consumer portfolios was the principal reason for an increase in the charge for provisions for losses to £15.9 million for the year (2004: £11.1 million).

After providing for corporation tax at a charge rate of 21% and for the dividend in respect of the year, profits of £46.3 million have been transferred to shareholders' funds, which were £308.0 million at 30 September 2005 (2004: £268.4 million).

First Mortgages

Total first mortgage lending by the Group was £1,675.7 million for the year, of which £1,667.8 million was buy-to-let (2004: £1,637.3 million), an increase of 1.9%, evidencing the strong recovery in volumes during the second half of the year following a weaker performance during the first half. The small value of owner-occupied loan advances relates to the provision of further advances to existing customers, however this is not a sector being actively targeted.

Housing market activity has been cooler in 2005 than in 2004 as a consequence of increased interest rates and general concerns over value and affordability. The rate of house price growth slowed during the year, with evidence still suggesting that house prices are heading for a soft landing. Recent improvements in housing activity point to a more stable market.

Buy-to-let loans

Paragon's strategy in the buy-to-let sector is to offer a broad range of products and services meeting the needs of professional and private investors in residential rental property. The products are offered through Paragon Mortgages and Mortgage Trust.

The buy-to-let portfolio grew strongly to £5,031.6 million (2004: £4,064.1 million), an increase of 23.8%. The new business pipeline at 30 September 2005 was significantly higher than that at the half year, providing a strong level of completions at the start of the new financial year, with advances in October 2005 significantly ahead of October 2004. The new business pipeline was also greater at the end of October 2005 than a year previously.

Owner-occupied loans

The owner-occupied portfolio declined, as expected, to £622.2 million from £952.2 million at 30 September 2004 and continued to perform in line with expectations.

Consumer Finance

Weaker consumer activity in the past twelve months has had an impact on consumer lending across the market and this weakness is likely to continue into the new financial year. In the light of this environment, we remain cautious in our credit policy to ensure the maintenance of high quality lending. In particular, no unsecured personal loans are now offered and the only loans made by the Group which are not secured on residential property are the car and retail instalment credit advances made by the Sales Aid Finance division. As a consequence, consumer finance lending activity has been lower this year. Aggregate loan advances were £349.9 million during the year, compared with £450.0 million in the previous year. As at 30 September 2005 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance, was reduced to £874.9 million (2004: £934.6 million).

Paragon Personal Finance

During the course of the year, higher interest rates impacted on the appetite of consumers for further borrowing. In addition the revisions to the Consumer Credit Act and the introduction of regulation over insurance business, which we reported at the half year had adversely affected volumes as introducers changed systems and working practices to ensure compliance. The effect of these, combined with the tightening of our credit criteria in anticipation of the changing economic environment, has been to depress volumes. Secured personal finance advances by the Group were £233.1 million during the year, compared with £305.4 million for the previous year. Despite the reduced activity, the secured book increased slightly by the year end to £511.8 million (2004: £507.1 million).

Looking forward, we expect trading conditions to remain competitive in the more subdued market environment. Against this background we shall continue our cautious credit stance whilst developing products to maintain Paragon's presence in the broker market. In addition we shall seek new distribution sources for our products over the course of the coming year.

Sales Aid Finance

The performance of the sales aid business was in line with our expectations, with new business volumes originated by the division decreasing to £116.7 million (2004: £144.2 million).

Substantial progress has been made during the year in refocusing the car and retail finance businesses to improve profitability. New business initiatives and product developments have been instrumental in the development of new sources of distribution and the integration of overlapping administration functions that has led to improvements in cost efficiency.

Funding

The Group continued to be an active issuer in the capital markets during the period. In October 2004, the Group completed a £1.0 billion securitisation by Paragon Mortgages (No. 8) PLC; in December 2004 a £300 million securitisation of secured consumer loans was completed by Paragon Secured Finance (No. 1) PLC; in May 2005, a £450 million securitisation of secured and unsecured consumer loans was completed by Paragon Personal and Auto Finance (No. 3) PLC; in July 2005 a £700 million securitisation was completed by Paragon Mortgages (No. 9) PLC; and, in November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC.

Funding through securitisation continues to be attractive for the Group, with demand for the notes issued through the Paragon securitisation programme remaining high. This strong demand has had a beneficial impact on funding costs, with the average coupon on Paragon Mortgages (No. 10) PLC being the lowest yet in the Paragon programme.

In April 2005 the Group issued £120 million 7% Callable Subordinated Notes due 2017. This inaugural transaction provides long-term capital at attractive pricing and improves the flexibility available to the Group in its capital management.

Nigel S Terrington
Chief Executive

23 November 2005



Board of Directors

1. Jonathan P L Perry – Chairman

Age 66

Jonathan Perry joined the Group as a non-executive director in June 1991 and was appointed Chairman in January 1992. He is a Chartered Accountant and between 1997 and 1999 he was Vice-Chairman, Investment Banking Division, HSBC Investment Bank plc. Previously he was a Director of Morgan Grenfell & Co Limited for 15 years.

2. Nigel S Terrington – Chief Executive

Age 45

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He is a Board member of the Finance and Leasing Association and is also Vice-Chairman of the FLA Consumer Finance division. He previously held the position of Chairman of the Intermediary Mortgage Lenders Association and was also a member of the Executive Committee of the Council of Mortgage Lenders.

3. Nicholas Keen – Finance Director

Age 47

Nicholas Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

4. John A Heron – Director of Mortgages

Age 46

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.

5. Pawan Pandya – Chief Operating Officer

Age 41

Pawan Pandya joined the Group in December 1988. He was appointed as Chief Operating Officer in July 2002, responsible for all operational and IT areas of the Group. Prior to joining Paragon, he worked in foreign exchange, credit risk management, marketing and corporate finance.

6. David M M Beever – Non-Executive Director

Age 64

David Beever joined Paragon as a non-executive director in August 2003. He is Chairman of KPMG Corporate Finance, Vice-Chairman of London & Continental Railways Ltd and a non-executive director of JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd. He is the Senior Independent Non-Executive Director.

7. Robert G Dench – Non-Executive Director

Age 55

Robert Dench joined Paragon as a non-executive director in September 2004. He previously held various senior positions with Barclays, where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He is also a non-executive director of AXA UK plc and of Clipper Ventures plc.

8. Gavin A F Lickley – Non-Executive Director

Age 59

Gavin Lickley joined Paragon as a non-executive director in October 2002. He retired from the Board of the Investment Banking Division of Deutsche Bank AG in April 2000, having previously been Head of the Banking Division and Chairman of Morgan Grenfell & Co Limited. He is a Chartered Accountant and is Chairman of the Paragon Remuneration Committee.

9. Christopher D Newell – Non-Executive Director

Age 45

Christopher Newell has been a director of Altium Capital Limited since 1990. He is also a director of Artemis Investment Management Limited. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.

Directors' report

The directors submit their Report and the Accounts for the year ended 30 September 2005 which were approved by the Board on 23 November 2005.

Principal activity

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

Results and dividends

The results for the year are shown in the Consolidated Profit and Loss Account on page 34. The Chairman's Statement and the Chief Executive's Review on pages 4 to 9 contain a review of the Group's business during the financial year, its current position and future prospects.

The directors recommend a final dividend of 7.4p per share (2004: 5.7p per share) which, together with the interim dividend of 5.2p per share (2004: 3.9p per share) paid on 29 July 2005, makes a total of 12.6p per share (2004: 9.6p per share). After dividends, retained profits of £46.3 million (2004: £43.7 million) have been transferred to reserves.

Details of events taking place after the balance sheet date are given in note 36.

Directors

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown below.

	AT 30 SEPTEMBER 2005 ORDINARY SHARES OF 10P EACH	AT 30 SEPTEMBER 2004 ORDINARY SHARES OF 10P EACH
JP L Perry	309,579	309,579
N S Terrington	113,205	99,219
N Keen	44,116	44,116
J A Heron	5,600	5,600
P Pandya	-	-
D M M Beever*	10,000	10,000
R G Dench*	20,000	-
G A F Lickley*	30,000	30,000
C D Newell*	20,000	20,000

* Non-executive directors.

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan and the Deferred Bonus Scheme, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 26.

There have been no changes in the directors' interests in the share capital of the Company since 30 September 2005.

The directors have no interests in the shares or debentures of the Company's subsidiary companies.

In accordance with the Articles of Association, Mr N S Terrington, Mr J A Heron and Mr G A F Lickley will retire and, being eligible, will offer themselves for re-appointment at the forthcoming Annual General Meeting. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Purchase of own shares

During the year ended 30 September 2005 the Company has, as part of a £20 million repurchase programme, repurchased 1,790,000 shares having an aggregate nominal value of £179,000 at a cost of £8.3 million. These shares represent 1.5% of the issued share capital of the Company (excluding treasury shares). All of these shares were held as at 30 September 2005 as treasury shares and this holding represents the maximum number of its own shares held by the Company at any time during the past year. The reasons for the repurchase programme are as set out in the Stock Exchange announcement made by the Company on 25 May 2005.

Substantial shareholdings

As at 31 October 2005, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	ORDINARY SHARES	%HELD
Barclays Global Investors	14,659,832	12.14%
Merrill Lynch Investment Managers	8,325,068	6.89%
J P Morgan Fleming Asset Management	7,481,070	6.19%
Columbia Wanger Asset Management	6,260,000	5.18%
The Paragon Group of Companies PLC ESOP scheme	5,994,552	4.96%
Morley Fund Management	5,934,727	4.91%
M & G Investment Management	5,738,697	4.75%
Schroder Investment Management	4,919,994	4.07%
Legal & General Investment Management	3,997,330	3.31%
Standard Life Investments	3,985,984	3.30%

Corporate social responsibility

The Group presents its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health and safety, commitment to diversity and the environment in the Corporate Social Responsibility Report on pages 16 and 17.

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £111,833 (2004: £79,547). Information on the Group's charitable activities is given in the Corporate Social Responsibility Report on pages 16 and 17.

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

Auditors

A resolution for the re-appointment of Deloitte & Touche LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

Resolution 6

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at the previous Annual General Meeting on 9 February 2005 and will expire at the end of the forthcoming Annual General Meeting. Resolution 6 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £4,171,100 representing approximately 35.1% of the Company's issued capital, excluding treasury shares, at 31 October 2005 and being one third of issued capital, excluding treasury shares, plus shares issuable under option. At 31 October 2005 the Group held 1,790,000 treasury shares, representing 1.5% of the Company's issued capital, excluding treasury shares, at 31 October 2005. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

Resolution 7 and 8
The Remuneration Committee has recently carried out a review of remuneration arrangements for senior executives of the Company.

Particular aspects of the existing remuneration arrangements attracted comment from some institutional investors last year. These were:

- the ability to award 'free' bonus-linked matching shares which are subject to no performance conditions;
- the ability to retest performance and the lack of a sliding vesting scale for share option grants (as all options became exercisable for achieving median total shareholder return ("TSR") performance).

As a result, the Committee is proposing revised arrangements which will address these points as well as reflecting current market practice (for example, share options will no longer form part of the 'normal' on-going incentive arrangements) and the need to incentivise and reward Company executives more effectively. As part of this revised policy, shareholder approval will be sought to amend aspects of the Paragon Performance Share Plan (approved by shareholders at the 2003 Annual General Meeting) and to introduce a new Matching Share Plan.

The Paragon 2000 Executive Share Option Scheme ("Option Scheme") will be retained but grants of share options will only be made in exceptional circumstances, principally if required for recruitment or acute retention situations. The Committee currently has no intention to make any such grants under the Option Scheme.

Proposed amendments to the Performance Share Plan ("PSP")

Award levels
Currently the PSP has a 'normal' annual award limit of 100% of salary and an exceptional annual award limit of 200% of salary. As the Option Scheme is no longer to be used, it is proposed that the PSP has a sole annual award limit of 200% of salary (with no higher exceptional limit facility).

Frequency of awards
Currently PSP awards are made semi-annually. It is proposed that future awards are made quarterly to reduce the volatility of performance measurements that result from TSR measurements starting from only two points in a financial year.

Performance conditions
Currently PSP awards are subject solely to a TSR performance condition. In future, the Committee believes that PSP awards should be subject half to a TSR performance condition and half to an earnings per share measure. This should provide a balance of internal and external measures to incentivise and reward executives more effectively, whilst also recognising the concerns of institutional investors.

The proposed new performance conditions for the PSP are the same as those set out in the summary of the principal terms of the Matching Share Plan which are being distributed to shareholders with this report.

Matching Share Plan ("MSP")
A summary of the principal terms of the MSP is being distributed to shareholders with this report.

The Remuneration Committee is satisfied that these proposals will ensure that executives' remuneration will be better aligned with shareholders' interests.

Resolution 9
The Company has established two employee benefit trusts for the benefit of employees (including Directors) and former employees (and their dependants) of the Paragon Group. The Company currently operates the trusts so that no more than 5% of the issued share capital of the Company can be held by the trusts in aggregate at any time. It is proposed that this aggregate limit (for shares held by the trusts or any other employee benefit trust establish by a Paragon Group company) should be increased to 7.5% of the issued share capital of the Company.

The increased limit is needed as the 5% limit has been reached and the Company wishes to continue to source shares for its long-term incentive plans through market purchases rather than newly issuing them.

Resolution 10
Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the previous Annual General Meeting will expire at the end of this year's Annual General Meeting and Resolution 10 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £594,900, representing approximately 5% of the Company's issued share capital, excluding treasury shares, at 31 October 2005.

Resolution 11

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 11.9 million of the Company's ordinary shares (approximately 10% of the issued share capital, excluding treasury shares, at 31 October 2005) for cancellation or to be held in treasury at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

During the year ended 30 September 2005 the Company has, as part of a £20 million repurchase programme, repurchased 1,790,000 shares at a total cost of £8.3 million. The Directors intend to continue with this programme. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Resolution 12

The law governing the extent to which the Company may indemnify and insure directors of the Company or directors of an associated company, previously set out in section 310 of the Companies Act 1985, was amended as of 6 April 2005 by section 19 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 (the "2004 Act"). From 6 April 2005, the Company is permitted to indemnify its directors in respect of liabilities (including legal costs) incurred by them in proceedings brought against them by third parties. However, amongst other things, the indemnity cannot cover liabilities incurred by a director to the Company or any associated company; fines imposed in criminal proceedings and penalties imposed by regulatory authorities; costs incurred in criminal proceedings where the director is convicted or civil proceedings brought by the Company or an associated company where judgment is given against him or her; or costs incurred in proceedings for relief where the court refuses to grant relief.

Article 146 of the current Articles of Association already indemnifies the directors of the Company to the extent permitted by law prior to 6 April 2005. Except in respect of auditors (see below), the existing wording of Article 146 is retained in sub-paragraph (ii) of the revised Article 146 proposed by Resolution 12. In addition to this, however, Resolution 12 proposes to insert the new sub-paragraph (i) to Article 146, which empowers (but does not require) the Company to indemnify directors of the Company to the extent now permissible under the Companies Act 1985.

The other amendment to Article 146 proposed by Resolution 12 is that, whereas the existing Article 146 also provides for the indemnification of the Company's auditors, the revised Article 146 no longer contains such an indemnity. It should be noted, however, that it continues to be lawful, following the changes introduced by the 2004 Act, for the Company to indemnify its auditors against liabilities incurred by them and that, accordingly, where considered appropriate, the Company may from time to time enter into such an indemnity with its auditors.

In addition to the amendments to Article 146, Resolution 12 also proposes a related amendment to Article 102 of the current Articles of Association, which sets out the circumstances in which directors are entitled to be paid their expenses by the Company. The effect of this amendment is to add an express reference to the Company's ability, also introduced by the 2004 Act, to advance funds to a director to cover the costs incurred in defending legal proceedings against him or her.

Approved by the Board of Directors and signed on behalf of the Board.

John G Gemmell
Company Secretary

23 November 2005

Corporate social responsibility

The Group believes that the long-term interests of shareholders, employees and customers are best served by acting in a socially responsible manner. As such the Group ensures that a high standard of corporate governance is maintained.

Training and development

The Group has been accredited under the 'Investors in People' scheme since 1997. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system used by the Group is designed to assist employees in developing their careers within the Group and to identify and provide appropriate training opportunities. The Group's corporate training and development strategy focuses on providing opportunities to develop all of its staff and is central to achievement of the Group's business objectives.

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is implemented in full.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality, ethnic origins or community background
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership of a trade union

and that they should not be disadvantaged by conditions or requirements that are unjust or unfair.

Composition of the workforce is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the regular employee feedback surveys. Human Resources policies are kept under regular review to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. The Group sponsors a Staff Forum, attended by elected staff representatives from each area of the business, which exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which the employees can be consulted on matters affecting them.

Employees are provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through both information circulars and management presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable employees to benefit from the performance of the business.

The directors encourage the involvement of employees at all levels by the staff appraisal process and through communication between directors, team leaders and teams.

Environmental policy

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, implemented by:

- Ensuring all buildings occupied by the Group are managed efficiently by the facilities team and building surveyors, for example:
  - using low energy lightbulbs where appropriate
  - maintaining building temperatures within CIBSE guidelines
  - using light controls to reduce lighting in unoccupied areas
  - ensuring energy audits are carried out as part of condition surveys
- Providing facilities and negotiating contracts to enable staff to re-cycle used products such as waste paper, toner cartridges, etc.
- Controlling business travel and providing opportunities for staff to travel to work in various ways.
- Displaying a Paragon Green Charter at all sites to encourage staff to be environmentally friendly at all times.

Health and Safety

The office environment is managed so as to comply with the requirements of the Health and Safety at Work Act 1974, Workplace Health, Safety and Welfare Regulations 1992, COSHH Regulations 1988, Disability Discrimination Act 1995, Fire Precautions (Workplace) Regulations 1997 and the Control of Asbestos at Work Regulations 2002.

Appropriate procedures have been established to monitor and maintain the Group's Health and Safety standards. Monitoring is undertaken internally and by external consultants and training is organised for staff from time to time.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. Included in the charitable contributions shown in the Directors' Report are contributions of £76,431 (2004: £68,406) made by the Group to the work of the Foundation for Credit Counselling who operate the Consumer Credit Counselling Service.

The Group supports the efforts of the Paragon Charity Committee, which is made up of volunteer employees and which organises a variety of fundraising activities throughout the year. All employees have the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's events.

Report of the Board to the shareholders on directors' remuneration

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and also sets out how the principles of the Combined Code on Corporate Governance relating to executive directors' remuneration are applied by the Group. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration Committee

The Committee consists of three non-executive directors: Gavin Lickley, David Beever and Robert Dench, who was appointed to the Committee on 23 February 2005. Christopher Newell resigned from the Committee on 28 September 2005.

The Chairman of the Remuneration Committee is Gavin Lickley. None of the directors comprising the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors and the Chairman. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management. During the year, the Committee undertook a wide-ranging review of the remuneration structure of executive directors and senior management. Changes resulting from that review, including certain proposals for which shareholder approval is being sought at the Annual General Meeting, are described in later sections of this Report.

The terms of reference of the Committee are available on request from the Company Secretary.

In determining the directors' remuneration for the year, the Committee consulted Mr J P L Perry (Chairman) and Mr N S Terrington (Chief Executive) about its proposals. The Committee also utilised New Bridge Street Consultants LLP to provide advice on structuring directors' remuneration packages. New Bridge Street Consultants LLP advised the Company on various sundry remuneration matters during the year.

Remuneration policy for the Chairman and executive directors

The Company's policy is to ensure that the Chairman and the executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the Chairman and the executive directors and the determination of their annual remuneration packages are undertaken by the Committee.

In forming and reviewing remuneration policy the Committee has given full consideration to the Combined Code on Corporate Governance and has complied with the Code's provisions relating to directors' remuneration throughout the year.

The remuneration packages of the individual directors have been assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

The Chairman and the executive directors receive a combination of fixed and performance-related elements of remuneration. Fixed remuneration consists of salary, benefits in kind and, with the exception of the Chairman, pension scheme contributions. Performance-related remuneration consists of participation in the annual bonus plan and, for the executive directors, the award of shares under the performance share plan from time to time and, subject to approval at the Annual General Meeting, participation in the award of shares under a new matching share plan. The performance-related elements of remuneration are intended to provide a significant proportion of executive directors' potential total remuneration.

Salary

The Chairman and executive directors' salaries are determined by the Committee at the beginning of each year. In deciding appropriate levels, the Committee considers remuneration levels within the Group as a whole and relies on objective research which gives up-to-date information on comparable companies. Directors' contracts of service will be available for inspection at the Annual General Meeting.

Pension contributions

During the year, the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members. Dependants of executive directors who are members of the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. The executive directors contribute 5% of eligible salary as participants in the Plan.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on page 23. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors. The Remuneration Committee will, during the year, be reviewing the implications of changes in pensions legislation that will come into effect in April 2006.

Performance bonuses

The Chairman and executive directors participate in an annual bonus scheme under which awards are determined by consideration of several business-specific financial measures, including profit before tax and earnings per share ("EPS") but also including measures relevant to current business plans and objectives. Consideration is also given to individual executive performance. Bonuses are normally paid in November but are accrued in the year to which they relate.

For bonuses relating to years prior to the year ended 30 September 2005, the target cash bonus for executive directors was 100% of salary and the normal maximum ("stretch") bonus was 125% of salary. The directors had the opportunity to receive a quarter of their cash bonus in shares and, in return, receive an equivalent award of 'free' matching shares after three years subject to no further performance criteria. The total target bonus could be, therefore, 125% of salary and the total stretch bonus could be 156.25% of salary. Bonuses above the stretch bonus could be earned for excellent Company performance.

Following comments from leading shareholders and as part of the review of remuneration carried out by the Remuneration Committee during the year, no awards will be made under the previously approved executive share option scheme. As a consequence the annual bonus scheme and the performance share plan have been restructured as detailed below.

Under the revised arrangements the total target bonus for executive directors is now 100% of salary, total stretch bonus is 150% of salary and the bonus payable under the scheme is capped at 200% of salary. (The enhanced levels of bonus will only be triggered by performance levels in excess of those currently required to receive a stretch bonus). One quarter of the bonus is now compulsorily deferred in the form of shares, such shares being deemed to be acquired at the average price during the last five dealing days in the September preceding the award. The shares will vest after three years and may be forfeitable if the director were to leave the Company during that time.

Subject to shareholder approval of the new matching share plan at the 2006 Annual General Meeting, executive directors will not participate in respect of bonuses relating to the year ended 30 September 2005 in the previous non-performance matching arrangement. For certain members of senior management, the previous arrangement will continue for the year ended 30 September 2005 but cease thereafter.

As part of the review of remuneration, the Remuneration Committee has determined that the maximum potential annual bonus for the Chairman will be 62.5% of salary, payable in cash. The Chairman will not participate in the proposed matching share plan.

In determining the level of annual bonus awards for the year ended 30 September 2005, the Committee compared the actual performance of the Company with a series of financial, operational, funding and shareholder value targets agreed at the start of the year by the Committee, the Chairman and the Chief Executive. The targets were based on a business plan which had been prepared using assumptions of stretched performance.

When considering the level of awards, the Committee also considers the performance of individual directors and executives. Approximately 25% of the potential bonus award for each individual is dependent on an assessment by the Committee of personal performance. The Committee made the appropriate assessments of individual performance necessary to justify the relevant awards.

In the demanding economic environment, the overall performance of the Group, together with the exceeding of key financial performance targets and individual performance, justified the award of bonuses appropriate to a 'stretch' level.

Share awards

Over recent years, executive directors have received grants of share options under the Paragon 2000 Executive Share Option Scheme ("ESOS") and awards of 'free' shares under the Paragon Performance Share Plan ("PSP") approved by shareholders at the 2003 Annual General Meeting.

As mentioned above, following its review of remuneration practice, the Remuneration Committee has determined that, subject to approval by shareholders of the new matching share plan, executive directors will cease to receive share option grants under the ESOS. The ESOS will be retained but grants of share options will only be made in exceptional circumstances, such as recruitment.

Executive directors and other senior executives will continue to receive awards under the PSP. Subject to shareholder approval, executive directors and other senior executives will also receive awards under the new Paragon Matching Share Plan ("MSP").

The Chairman and the executive directors remain entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Paragon Performance Share Plan ("PSP")

Currently the PSP has a 'normal' annual award limit to an individual of shares worth 100% of salary with an exceptional annual limit of shares worth 200% of salary. As grants will no longer be made under the ESOS other than in exceptional circumstances, shareholder approval is being sought for a single annual award limit over shares worth 200% of salary (with no higher exceptional limit facility).

PSP awards have previously been subject to performance testing conditions based on comparing the total shareholder return ("TSR") generated in respect of the Company with the TSR for a group of similar companies. Shareholder approval is now being sought for more demanding performance conditions which will in future also involve a comparison of growth in EPS achieved by the Company and a group of similar companies.

Subject to approval by shareholders of the new proposals, 50% of PSP awards made after 30 September 2005 will be subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over a single three year period to the performance of the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Egg, HBOS, Hitachi Capital, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Provident Financial, Royal Bank of Scotland.

35% of each element of the PSP award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight-line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

TSR and EPS have been selected as the performance measures for these awards since they provide a balance of internal and external measures to incentivise and reward executives more effectively, whilst also aligning the interests of executives with those of other shareholders. The Company's TSR performance and the TSR and EPS performance of the peer companies will be independently calculated by New Bridge Street Consultants LLP before being reviewed and confirmed by the Remuneration Committee.

Awards under the scheme have hitherto been made at six monthly intervals. In order to reduce the volatility of performance measurements that result from TSR measurements starting from only two points in a financial year, the Board intends, subject to shareholder approval, to increase the frequency of PSP awards to four times per year.

Paragon Matching Share Plan ("MSP")

To align further the interests of executive directors and senior management with those of shareholders, the Board is seeking approval at the Annual General Meeting for a new matching share plan. Awards would be made under the MSP in respect of bonuses relating to the year ended 30 September 2005 and future years.

Under the terms of the MSP, executive directors and senior management will be invited to invest in shares in the Company out of their after-tax cash bonus. Assuming that the executives decide to invest, the shares so acquired must remain held by the executives for three years. At the end of the three-year period and, subject to satisfaction of the same performance conditions as set out for the PSP above, the executives will receive a match in shares on a two-for-one basis related to the number of shares which could have been purchased with the pre-tax equivalent of the bonus invested.

Initially, executive directors will be invited to invest the after-tax equivalent of up to 25% of salary; at such a level, their award would be over 'free' matching shares worth 50% of salary.

The scheme will provide the facility to increase the level of potential investment up to the after-tax equivalent of 50% of salary should the Remuneration Committee feel in future years that this would be appropriate.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share Speciality and Other Finance sector index, also measured by TSR. The Speciality and Other Finance sector has been selected for this comparison because it is the sector index that contains the Company's shares.

5 Year Return Index for the FTSE All Share Speciality and Other Finance sector as at 30 September 2005



This graph shows the value, by 30 September 2005, of £100 invested in The Paragon Group of Companies PLC on 30 September 2000, compared with £100 invested in the FTSE Speciality and Other Finance sector index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

The Chairman and executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows:

J P L Perry	-	1 March 2004
N S Terrington	-	1 September 1990 (amended 16 February 1993)
N Keen	-	6 February 1996
J A Heron	-	1 September 1990 (amended 14 January and 8 February 1993)
P Pandya	-	1 October 1994

In the event of early termination, the directors' contracts provide for the payment of salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr N S Terrington and Mr J A Heron each have a service contract with the Company.

None of the executive directors currently earns remuneration from external non-executive appointments.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. From 1 March 2005 all non-executive directors have been paid an annual base fee of £27,000 plus £2,000 for membership of each committee, £5,500 for Remuneration Committee and Audit and Compliance Committee chairmanship and £3,000 for acting as the Senior Independent Director. Prior to 1 March 2005 all non-executive directors were paid an annual base fee of £25,000 plus £2,000 for membership of each committee, £3,000 for Remuneration Committee and Audit and Compliance Committee chairmanship and £3,000 for acting as the Senior Independent Director.

Current terms of engagement apply for the following periods:

C D Newell	-	1 November 2004 to 1 November 2007
G A F Lickley	-	21 October 2005 to 21 October 2008
D M M Beever	-	8 August 2003 to 8 August 2006
R G Dench	-	29 September 2004 to 29 September 2007

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes and are not entitled to receive compensation for early termination of their terms of engagement.

The Chairman of the Remuneration Committee will be available to answer questions on remuneration policy at the Annual General Meeting.

AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	SALARY AND FEES £000	BENEFITS IN KIND £000	ANNUAL BONUS £000	LOSS OF OFFICE £000	**2005 TOTAL £000**	2004 TOTAL £000
Chairman						
J P L Perry	192	8	112	-	**312**	308
Executive						
N S Terrington	315	6	344	-	**665**	549
N Keen	243	5	258	-	**506**	420
J A Heron	157	13	142	-	**312**	253
P Pandya	166	6	142	-	**314**	255
Non-executive						
D M M Beever	35	-	-	-	**35**	31
R G Dench	30	-	-	-	**30**	-
D A Hoare	-	-	-	-	**-**	34
M J R Kelly	-	-	-	-	-	26
G A F Lickley	35	-	-	-	**35**	31
C D Newell	37	-	-	-	**37**	33
2005	**1,210**	**38**	**998**	**-**	**2,246**	1,940
2004	1,056	30	804	50	1,940	

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £178,000 (2004: £197,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	INCREASE IN ACCRUED PENSION DURING YEAR EXCLUDING ANY INCREASE FOR INFLATION £000	TRANSFER VALUE OF INCREASE LESS DIRECTORS' CONTRIBUTIONS £000	**ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2005 £000**	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2004 £000
N S Terrington	18	171	**114**	94
N Keen	4	39	**50**	45
J A Heron	7	68	**61**	53
P Pandya	6	42	**48**	41

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2005. The increase in accrued pension during the year (and transfer value of the increase) excludes any increase for inflation. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	AGE AT YEAR END	DIRECTORS' CONTRIBUTIONS IN THE YEAR £000	INCREASE IN ACCRUED PENSION IN THE YEAR £000	ACCUMULATED TOTAL ACCRUED PENSION AT YEAR END £000	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2004 £000	**TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2005 £000**	DIFFERENCE IN TRANSFER VALUES LESS CONTRIBUTIONS £000
N S Terrington	45	14	20	114	781	**1,185**	390
N Keen	47	5	5	50	411	**566**	150
J A Heron	46	7	8	61	456	**657**	194
P Pandya	40	7	7	47	268	**400**	124

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2005. The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes – Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions of £92,000 (2004: £81,000) in respect of further pension provision for Mr N Keen. Contributions of £nil (2004: £40,000) in respect of Mr J P L Perry were paid into his personal pension scheme.

Details of share-based awards

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2004 and 30 September 2005 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	MARKET PRICE AT AWARD DATE	JPL PERRY	NS TERRINGTON	N KEEN	JA HERON	P PANDYA
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2004:							
13/03/2006*	13/09/2006	186.50p	61,184	95,526	69,474	32,895	34,211
02/07/2006*	02/01/2007	291.00p	40,790	63,684	46,316	21,930	22,807
18/12/2006*	18/06/2007	338.90p	31,250	51,953	39,063	21,875	21,875
22/06/2007*	22/12/2007	350.25p	28,036	46,610	35,045	19,625	19,625
			161,260	257,773	189,898	96,325	98,518
Awards made in the year:							
02/12/2007*	02/06/2008	391.75p	-	54,897	41,173	22,102	22,102
02/06/2008*	02/12/2008	408.00p	-	47,034	35,276	18,937	18,937
At 30 September 2005			161,260	359,704	266,347	137,364	139,557

* The receipt of these shares is subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and Speciality and Other Finance sectors. No part of an award vests for below median performance, 25% vests for median performance and 100% vests for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

Share option schemes

Details of individual options held by the directors at 30 September 2004 and 30 September 2005 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	OPTION PRICE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Options held at 30 September 2004							
31/03/2001*	31/03/2008	218.00p	120,000	255,000	240,000	48,000	-
31/03/2001	31/03/2005	218.00p	80,000	170,000	160,000	32,000	-
11/01/2002*	11/01/2009	147.50p	-	300,000	-	-	-
17/02/2003†	17/02/2010	147.00p	100,000	100,000	-	-	-
26/05/2003	26/05/2007	148.50p	200,000	200,000	-	45,000	-
01/08/2005	01/02/2006	120.64p	-	13,987	-	-	-
27/11/2004†	27/11/2011	248.00p	170,000	300,000	250,000	60,000	60,000
29/07/2005†	29/07/2012	186.50p	20,000	60,000	60,000	80,000	80,000
14/03/2006†	14/03/2013	186.50p	122,368	191,053	138,947	65,789	68,421
01/08/2006	01/02/2007	183.04p	5,053	-	5,053	5,053	-
08/12/2006†	08/12/2013	339.00p	58,997	98,083	73,746	41,298	41,298
			876,418	1,688,123	927,746	377,140	249,719
Options granted in the year:							
01/12/2007†	01/12/2014	348.38p	-	109,795	82,347	44,205	44,205
01/08/2010	01/02/2011	326.76p	-	5,057	-	-	-
Options exercised in the year:							
On 30 November 2004							
31/03/2001*	31/03/2008	218.00p	-	-	-	(48,000)	-
31/03/2001	31/03/2005	218.00p	(80,000)	(170,000)	(160,000)	(32,000)	-
26/05/2003	26/05/2007	148.50p	-	-	-	(45,000)	-
27/11/2004†	27/11/2011	248.00p	-	-	-	(60,000)	-
On 22 June 2005							
31/03/2001*	31/03/2008	218.00p	-	-	(240,000)	-	-
27/11/2004†	27/11/2011	248.00p	-	-	(250,000)	-	-
On 15 August 2005							
01/08/2005	01/02/2006	120.64p	-	(13,987)	-	-	-
At 30 September 2005			796,418	1,618,988	360,093	236,345	293,924

* The exercise of these options is conditional upon earnings per share increasing at a rate in excess of the retail price index over the three preceding financial years.

† The exercise of these options is conditional upon the Company's total shareholder return exceeding the total shareholder return for at least half of a specified group of comparator companies.

Aggregate gains before taxation made by directors on the exercise of share options during the year were £1,875,000 (2004: £1,467,000). At 30 September 2005 the share price of The Paragon Group of Companies PLC was 531.0p (2004: 341.0p) and the range during the year then ended was 322.0p to 531.0p (2004: 295.0p to 400.0p). The share price on 30 November 2004 was 352.0p, on 22 June 2005, 440.0p and on 15 August 2005, 488.0p.

Deferred bonus shares

Details of individual entitlements of the directors to Deferred Bonus Shares at 30 September 2004 and 30 September 2005 are:

AWARD DATE	TRANSFER DATE	MARKET PRICE AT AWARD DATE	JPL PERRY	NS TERRINGTON	N KEEN	JA HERON	P PANDYA
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2004:							
27/02/2004	01/10/2006	387.60p	29,940	45,284	32,934	13,473	16,467
			29,940	45,284	32,934	13,473	16,467
Awards made in the year:							
27/02/2005	01/10/2007	407.75p	14,113	52,694	39,490	20,528	20,528
At 30 September 2005			44,053	97,978	72,424	34,001	36,995

The Deferred Bonus Shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

Rights to the following shares are due to be granted in respect of the compulsory deferral of 25% of performance bonuses for the year ended 30 September 2005. The shares will be transferred to the recipients on 1 October 2008, subject to the recipient being employed by the Company at that time.

N S Terrington	22,904	shares
N Keen	17,178	shares
J A Heron	9,416	shares
P Pandya	9,416	shares

Signed on behalf of the Board of Directors

Gavin A F Lickley
Chairman of the Remuneration Committee

23 November 2005

Statement of directors' responsibilities in relation to financial statements

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements (on pages 34 to 71), the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report

To the members of The Paragon Group of Companies PLC

We have audited the financial statements of The Paragon Group of Companies PLC for the year ended 30 September 2005 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of movement in consolidated shareholders' funds and the related notes 1 to 36. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibility, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion;

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham

23 November 2005

Corporate governance

The Board of Directors is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance ("Code") issued by the Financial Reporting Council in July 2003. Throughout the year ended 30 September 2005 the Company complied with the provisions of the Code, except for Code provision A4.1 in relation to the constitution of the Nomination Committee. An explanation of this departure is given under the section of this Report headed 'Directors'.

Directors

The Board of Directors comprises the Chairman, four executive and four non-executive directors, all of whom bring to the Company a broad and valuable range of experience. Jonathan Perry has been Chairman since February 1992 and Nigel Terrington Chief Executive since June 1995. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on page 11.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever who has been nominated as the Senior Independent Director. This provides effective balance and challenge. The Board is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board, which includes material asset acquisitions and disposals, granting and varying authority levels of the Chairman and the executive directors, determination and approval of the Group's objectives, strategy and annual budget, investment decisions, corporate governance policies and financing and dividend policies.

Normally, there are ten regular Board meetings a year with other meetings being held as required. All directors attended each of the ten regular meetings held during the year ended 30 September 2005 with the exception of David Beever, who attended nine of the meetings.

All of the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that board procedures are complied with. Both the appointment and removal of the Company Secretary are a matter for the Board as a whole.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, consisting of Gavin Lickley, who chairs the Committee, David Beever and Robert Dench. Christopher Newell was a member of the Committee until 28 September 2005.

  During the year ended 30 September 2005 there were five meetings of the Remuneration Committee and all meetings were attended by Gavin Lickley and Christopher Newell, three were attended by David Beever and one meeting was attended by Robert Dench following his appointment to the Committee on 23 February 2005.

  Further information about the Remuneration Committee is given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 26.

- The Audit and Compliance Committee, consisting of Christopher Newell, who chairs the Committee, David Beever, Gavin Lickley and Robert Dench. The Board is satisfied that all members of the Committee have recent and relevant financial experience. The Committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The Committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.

The Audit and Compliance Committee reviews the scope and the results of the annual external audit, its cost effectiveness and the independence and objectivity of the external auditors. Both the Audit and Compliance Committee and the external auditors have in place safeguards to avoid compromises of the independence and objectivity of the external auditors. The Group has a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the services could impact the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Audit and Compliance Committee all proposals considered and the level of fees payable to the external auditors for the provision of non-audit services.

At each meeting the Audit and Compliance Committee receives reports of reviews conducted throughout the company by the Internal Audit and, from time to time, compliance functions.

The Chairman, Group Chief Executive and other executive directors, Director of Financial Accounting and Group Company Secretary, Director of Business Analysis and Planning, Director of Legal Services, Head of Internal Audit and a Partner from the external auditors normally attend meetings of the Committee.

During the year ended 30 September 2005 there were three meetings of the Audit and Compliance Committee and all members of the Committee were present at each meeting with the exception of Robert Dench who attended one meeting of the Committee following his appointment to the Committee on 23 February 2005.

- The Nomination Committee, consisting of Jonathan Perry, who chairs the Committee, Nigel Terrington and three non-executive directors, David Beever, Robert Dench and Christopher Newell. Following the appointment of Robert Dench to the Committee during the year a majority of the Committee's members are independent non-executive directors, in accordance with Code provision A4.1. The Committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board. There were no meetings of the Nomination Committee in the year ended 30 September 2005 and the Committee will only engage in the process of identification of suitable candidates for appointment to the Board when requested by the Board to do so.

  There is a formal process for the appointment of directors, starting with a review of the Board structure, size and composition, leading to the preparation of a written job specification and the identification of suitable candidates. The Nomination Committee ensures that prospective non-executive directors can devote sufficient time to the appointment. The Board recognises the benefits that can flow from non-executive directors holding other appointments but requires them to seek the agreement of the Chairman before entering into any commitments that might affect the time they can devote to the Company. In identifying a suitable candidate as a non-executive director, the Nomination Committee would usually use a search consultant. The choice of appointee would be based entirely on merit.

- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.

- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference and sufficient resources are made available to them to undertake their duties.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based upon merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the Finance Director and the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

In 2004 the Board utilised the services of an external consultant to facilitate a Board evaluation. All Board directors were required to complete a detailed questionnaire on the performance of the Board and Board committees. During 2005 the Board reconsidered the specific matters raised by the questionnaire and, through a discussion facilitated by the Chairman, engaged in a formal and rigorous performance review.

At the Annual General Meeting the Chairman will confirm to shareholders, when proposing the re-election of any non-executive director, that, following formal performance evaluation, the individual's performance continues to be effective and demonstrates commitment to the role.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 18 to 26.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days' notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and the Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 12 to 15 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 27.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2005 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Contacts

Registered and head office
St Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE
Telephone: 0121 712 2323

London office
Third Floor
30-34 Moorgate
London EC2R 6PQ
Telephone: 020 7786 8474

Internet
www.paragon-group.co.uk

Auditors
Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Brokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Remuneration Consultants
New Bridge Street Consultants LLP
20 Little Britain
London EC1A 7DH

Consulting Actuaries
Mercer Human Resource Consulting Limited
Four Brindleyplace
Birmingham B1 2JQ

Consolidated profit and loss account

For the year to 30 September 2005

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Interest receivable	3		**484.4**		412.0
Interest payable and similar charges	4		**(387.5)**		(331.4)
Net interest income			**96.9**		80.6
Other operating income	5		**35.9**		40.2
Total operating income			**132.8**		120.8
Operating expenses					
Other operating expenses		**(44.2)**		(43.9)	
Amortisation of negative goodwill		**4.1**		5.2	
Total operating expenses			**(40.1)**		(38.7)
Provisions for losses			**(15.9)**		(11.1)
Operating profit being profit on ordinary activities before taxation	8		**76.8**		71.0
Tax charge on profit on ordinary activities	10		**(16.1)**		(16.3)
Profit on ordinary activities after taxation for the financial year			**60.7**		54.7
Equity dividend	12		**(14.4)**		(11.0)
Retained profit			**46.3**		43.7
Earnings per share					
- basic	13		**53.3p**		48.0p
- diluted	13		**51.1p**		46.2p

There have been no recognised gains or losses other than the profit for the current and preceding years.

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

Consolidated balance sheet

30 September 2005

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Assets employed					
Fixed assets					
Intangible assets					
Negative goodwill	14		**(9.9)**		(14.0)
Tangible assets	15		**3.6**		3.4
Investments					
Assets subject to non-recourse finance	16	**1,116.0**		1,557.7	
Non-recourse finance	16	**(1,075.2)**		(1,520.3)	
		40.8		37.4	
Loans to customers	17	**5,497.9**		4,492.5	
			5,538.7		4,529.9
			5,532.4		4,519.3
Current assets					
Stocks	20	**3.0**		3.4	
Debtors falling due within one year	21	**7.7**		8.8	
Investments		**285.7**		230.5	
Cash at bank and in hand		**159.5**		172.0	
			455.9		414.7
			5,988.3		4,934.0
Financed by					
Equity shareholders' funds					
Called-up share capital	22		**12.1**		12.0
Share premium account	23	**70.2**		68.8	
Merger reserve	23	**(70.2)**		(70.2)	
Profit and loss account	23	**318.7**		270.1	
			318.7		268.7
Share capital and reserves			**330.8**		280.7
Own shares	24		**(22.8)**		(12.3)
			308.0		268.4
Provisions for liabilities and charges	26		**2.8**		5.6
Creditors					
Amounts falling due within one year	28	**80.6**		66.4	
Amounts falling due after more than one year	28	**5,596.9**		4,593.6	
			5,677.5		4,660.0
			5,988.3		4,934.0

Approved by the Board of Directors on 23 November 2005.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

Holding company balance sheet

30 September 2005

		2005		2004	
	Notes	£m	£m	£m	£m
Assets employed					
Fixed assets					
Investment in subsidiary companies	18		**507.1**		426.5
Current assets					
Debtors falling due within one year	21	**59.8**		51.4	
Cash at bank and in hand		**1.7**		0.6	
			61.5		52.0
			568.6		478.5
Financed by					
Equity shareholders' funds					
Called-up share capital	22		**12.1**		12.0
Share premium account	23	**70.2**		68.8	
Revaluation reserve	23	**88.9**		51.3	
Profit and loss account	23	**169.5**		162.6	
			328.6		282.7
Share capital and reserves			**340.7**		294.7
Own shares	24		**(22.8)**		(12.3)
			317.9		282.4
Creditors					
Amounts falling due within one year	28	**132.5**		196.1	
Amounts falling due after more than one year	28	**118.2**		–	
			250.7		196.1
			568.6		478.5

Approved by the Board of Directors on 23 November 2005.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

Consolidated cash flow statement

For the year to 30 September 2005

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	30	**132.3**	129.3
Taxation		**(12.2)**	(14.6)
Capital expenditure and financial investment	31(a)	**(616.7)**	(685.8)
Acquisitions and disposals	31(b)	**2.0**	-
Equity dividends paid		**(12.4)**	(8.6)
		(507.0)	(579.7)
Management of liquid resources	33	**(55.2)**	(85.7)
Financing	31(c)	**550.4**	686.5
(Decrease)/increase in cash in the year		**(11.8)**	21.1

Reconciliation of movement in consolidated shareholders' funds

For the year to 30 September 2005

	2005 £m	2004 £m
Profit attributable to shareholders	**60.7**	54.7
Dividend	**(14.4)**	(11.0)
Purchase of own shares	**(12.4)**	(2.9)
Exercise of options through ESOP Trust	**2.7**	0.4
Exercise of other share options	**1.5**	1.0
Charge for long-term incentive plan	**1.5**	0.9
Net movement in shareholders' funds	**39.6**	43.1
Opening shareholders' funds	**268.4**	225.3
Closing shareholders' funds	**308.0**	268.4

Notes to the accounts

For the year to 30 September 2005

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular policies adopted are described below.

(a) Accounting convention. The accounts are prepared under the historical cost convention, as adjusted for the revaluation of fixed asset investments.

(b) Basis of consolidation. The consolidated accounts deal with the accounts of the Company and its subsidiaries made up to 30 September 2005. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

As required by Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', quasi-subsidiary undertakings are dealt with in the consolidated accounts on the same basis as true subsidiaries, described above.

(c) Negative goodwill. Negative goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and credited to the profit and loss account over the period expected to be benefited by the acquisition, within other operating expenses.

(d) Tangible fixed assets. Tangible fixed assets are stated at cost less accumulated depreciation.

(e) Depreciation. Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the life of the lease
Computer equipment	25% per annum
Furniture, fixtures and office equipment	15% per annum
Motor vehicles	25% per annum

(f) Loans to customers. Loans are stated at cost less provision for diminution in value.

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(g) Assets subject to non-recourse finance. Certain mortgage loans originated by subsidiary companies had previously been sold to special purpose vehicle companies on a non-recourse basis. The outstanding amount of these loans is disclosed on the face of the balance sheet, with the non-recourse finance deducted from them in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions'.

(h) Fixed assets - investments. The Company's investments in subsidiary companies are valued by the directors at the Company's share of the book value of their underlying net tangible assets.

(i) Stocks. Obligations to purchase vehicles from lessors at pre-arranged prices at the end of the lease term are included in stock at the prices to be paid, in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', less any provisions to reduce the prices to net realisable value.

Other stocks are stated at the lower of cost and net realisable value.

(j) Current asset investments. Balances shown as current asset investments in the balance sheet comprise short-term deposits with banks with maturities of not more than 90 days and more than 7 days.

(k) Cash at bank. Balances classified as cash in the balance sheet comprise demand deposits and short term deposits with banks with maturities of not more than 7 days.

(l) Goodwill. Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, has previously been written off on acquisition against Group reserves as a matter of accounting policy. Such amounts would be charged or credited to the profit and loss account on any future disposal of the business to which they relate.

(m) Deferred taxation. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(n) Borrowings. Borrowings are stated at their outstanding value less unamortised issue costs and discounts on issue. Discounts on issue of borrowings and initial costs incurred in arranging funding facilities are amortised over the period of the facility.

(o) Financial instruments. Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

(p) Other operating income. The turnover and gross profit of Paragon Vehicle Contracts Limited are not derived from the Group's principal activities and the gross profit is therefore included in other operating income. The turnover is shown in note 5.

(q) Pension costs. The expected cost of providing pensions within the funded defined benefit scheme, as calculated periodically by professionally qualified actuaries using the projected unit method, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

The Group has adopted the transitional disclosure requirements of Financial Reporting Standard 17 – 'Retirement Benefits'.

(r) Own shares. Shares in The Paragon Group of Companies PLC held in treasury or by the trustee of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at Equity Shareholders' Funds. Own shares are stated at cost.

(s) Long-term incentive plan. The cost of shares to be issued under the terms of the Paragon Performance Share Plan is charged to the profit and loss account over the period between the date of grant and the vesting date.

(t) Leases. Rental income and costs under operating leases are credited/charged to the profit and loss account over the period of the leases.

Income from hire purchase contracts is accounted for on the actuarial basis. Hire purchase receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued and provision for doubtful debts.

(u) Brokers' commissions. Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

2. DISPOSAL OF SUBSIDIARY

On 26 October 2004 the Group disposed of a subsidiary, NHL Reversions Limited, for a cash consideration of £2.0m. A profit of £0.9m was realised on this sale. The effect of this disposal on the results of the Group for the year is immaterial. The contributions of NHL Reversions to the operating profit and cash flows of the Group in the year ended 30 September 2005 and the year ended 30 September 2004 were immaterial. No cash balances were disposed of with the subsidiary.

3. INTEREST RECEIVABLE

	2005 £m	2004 £m
Interest on loans to customers	**376.8**	297.6
Interest on assets subject to non-recourse finance	**78.3**	92.1
Other interest receivable	**29.3**	22.3
	484.4	412.0

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2005 £m	2004 £m
On asset backed loan notes	**232.2**	165.9
On corporate bond	**4.0**	-
On bank loans and overdrafts	**49.5**	49.0
On non-recourse finance	**66.9**	79.3
Amortisation of brokers' commissions payable		
On loans to customers	**34.9**	33.2
On assets subject to non-recourse finance	**-**	4.0
	387.5	331.4

5. OTHER OPERATING INCOME

Other operating income includes the gross profit of the Group's vehicle contract hire business as follows:

	2005 £m	2004 £m
Turnover	**4.9**	5.0
Cost of sales	**(4.6)**	(4.6)
Gross profit	**0.3**	0.4

Included within other operating income is income from property leases of £1.8m (2004: £1.8m).

6. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 692 (2004: 730). Staff costs incurred during the year in respect of these employees were:

	2005 £m	2004 £m
Wages and salaries	**19.2**	17.2
Social Security costs	**1.6**	2.0
Other pension costs	**2.2**	1.1
	23.0	20.3
Long-term incentive plan	**1.5**	0.9
National Insurance on share-based remuneration	**2.3**	0.7
	26.8	21.9

Details of the pension schemes operated by the Group are given in note 27.

7. COST:INCOME RATIO

Cost:income ratio is derived as follows:

	2005 £m	2004 £m
Operating expenses	**(40.1)**	(38.7)
Less Amortisation of negative goodwill	**(4.1)**	(5.2)
	(44.2)	(43.9)
	÷	÷
Total operating income	**132.8**	120.8
Cost:income ratio	**33.3%**	36.3%

8. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is after charging/(crediting):

	2005 £m	2004 £m
Depreciation	**1.3**	1.6
Amortisation of negative goodwill	**(4.1)**	(5.2)
Hire of plant and machinery	**0.1**	0.1
Property rents payable	**5.2**	5.2

The operating profit for the period excluding goodwill comprises the operating profit of £76.8m (2004: £71.0m) less the credit for the amortisation of negative goodwill of £4.1m (2004: £5.2m).

9. FEES PAID TO AUDITORS

	2005 £000	2004 £000
Audit fees		
Paid to Group auditors	**405**	328
Paid to other auditors	**-**	170
Total audit fees for Group	**405**	498
Company audit fee	**22**	21

A more detailed analysis of the amounts charged to the profit and loss account or included within the issue costs of debt in respect of fees paid to the Group auditors and their associates is given below:

	2005 £000	2005	2004 £000	2004
Audit services				
Statutory audit - UK	**405**	**48%**	311	47%
Statutory audit - Overseas	**-**	**-**	17	3%
Audit-related regulatory reporting	**12**	**1%**	12	2%
	417	**49%**	340	52%
Further assurance services				
Securitisation services	**144**	**17%**	90	14%
'Due diligence' services	**-**	**-**	5	1%
Other services	**69**	**8%**	15	2%
	213	**25%**	110	17%
Tax services				
Compliance services	**129**	**15%**	117	18%
Advisory services	**88**	**11%**	88	13%
	217	**26%**	205	31%
	847	**100%**	655	100%

10. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in the year

	2005 £m	2004 £m
Current tax		
UK Corporation Tax on profits of the period	**17.5**	16.5
Adjustment in respect of prior periods	-	(0.3)
Write-back of Advance Corporation Tax (ACT)	-	(0.7)
Total current tax	**17.5**	15.5
Deferred tax (note 26)		
Origination and reversal of timing differences	**(1.4)**	3.1
Recognition of asset not previously recognised	-	(2.4)
Adjustment in respect of prior periods	-	0.1
Total deferred tax	**(1.4)**	0.8
Tax charge on profit on ordinary activities	**16.1**	16.3

(b) Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are explained below.

	2005 £m	2004 £m
Profit on ordinary activities before taxation	**76.8**	71.0
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	**23.0**	21.3
Effects of:		
Reversal of timing differences	**(3.7)**	(3.1)
Permanent differences	**(1.8)**	(1.7)
ACT credit	-	(0.7)
Prior year credit	-	(0.3)
Current tax charge for the year	**17.5**	15.5

(c) Factors that may affect future tax charges

The Group will not be taxable on the amortisation of the negative goodwill arising on the acquisition of Mortgage Trust Limited in future periods. In addition the Group currently has £0.3m of ACT (2004: £0.3m) which has not been recognised together with approximately £24.0m of tax losses (2004: £22.0m) in subsidiary companies. Future tax charges will be reduced from the standard rate if profits arise in the appropriate subsidiaries.

In addition, the Group has capital losses in excess of £40.0m (2004: £40.0m) which are available to offset against future capital gains of the Group.

11. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The holding company's profit after tax for the financial year amounted to £19.0m (2004: £34.7m). A separate profit and loss account has not been prepared for the holding company under the provisions of Section 230 of the Companies Act 1985.

12. EQUITY DIVIDEND

	2005 PER SHARE	2004 PER SHARE	**2005 £m**	2004 £m
Equity dividend on ordinary shares				
Interim paid	**5.2p**	3.9p	**6.0**	4.5
Proposed final	**7.4p**	5.7p	**8.4**	6.5
	12.6p	9.6p	**14.4**	11.0

13. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2005	2004
Profit for the year	**£60,700,000**	£54,700,000
Basic weighted average number of ordinary shares ranking for dividend during the year	**114,055,451**	113,942,576
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year	**4,949,671**	4,364,990
Diluted weighted average number of ordinary shares ranking for dividend during the year	**119,005,122**	118,307,566
Earnings per ordinary share - basic	**53.3p**	48.0p
- diluted	**51.1p**	46.2p

14. INTANGIBLE FIXED ASSETS

	NEGATIVE GOODWILL £m
Cost	
At 1 October 2004 and at 30 September 2005	21.3
Accumulated amortisation	
At 1 October 2004	7.3
Credit for the year	4.1
At 30 September 2005	11.4
Net book value	
At 30 September 2005	**9.9**
At 30 September 2004	14.0

Negative goodwill is being written off over the lives of the mortgage assets acquired. It is currently expected that substantially all of this balance would be amortised within five years under this policy.

15. TANGIBLE FIXED ASSETS

	SHORT LEASEHOLD PREMISES £m	PLANT AND MACHINERY £m	TOTAL £m
Cost			
At 1 October 2004	2.7	10.3	13.0
Additions	-	1.7	1.7
Disposals	-	(3.6)	(3.6)
At 30 September 2005	2.7	8.4	11.1
Accumulated depreciation			
At 1 October 2004	1.4	8.2	9.6
Charge for the year	0.1	1.2	1.3
On disposals	-	(3.4)	(3.4)
At 30 September 2005	1.5	6.0	7.5
Net book value			
At 30 September 2005	**1.2**	**2.4**	**3.6**
At 30 September 2004	1.3	2.1	3.4

16. ASSETS SUBJECT TO NON-RECOURSE FINANCE

Prior to its acquisition by the Group, certain loans originated by Mortgage Trust Limited had been sold to companies, ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is not obliged to support any losses of these companies and does not intend to do so. This is clearly stated in the terms and conditions under which the finance was raised, which provide that the finance providers will receive interest and repayment of principal only to the extent that sufficient funds are generated by the mortgage portfolios acquired by each company.

The priority and amount of claims on the proceeds generated by the assets are determined in accordance with a strict priority of payments. The Group receives net income from the mortgages after the claims of the finance providers have been satisfied in full. The finance providers have no recourse to the Group in any form.

The amounts included within Fixed Asset Investments in the Group balance sheet in respect of these companies are:

	2005 £m	2004 £m
Loans to customers	**1,030.8**	1,458.4
Cash at bank and in hand	**85.2**	99.3
Assets subject to non-recourse finance	**1,116.0**	1,557.7
Asset backed bank loans	**31.8**	28.4
Asset backed loan notes	**1,043.4**	1,491.9
Non-recourse finance	**1,075.2**	1,520.3
At 30 September 2005	**40.8**	37.4

Arianty No. 1 plc has a similar structure, but due to the specific requirements of this arrangement, the linked presentation above is not appropriate and the assets and liabilities of the company are fully consolidated.

The companies party to these arrangements are:

	PRINCIPAL ACTIVITY
Arianty No. 1 plc	Residential mortgages
First Flexible No. 1 plc	Residential mortgages
First Flexible No. 2 plc	Residential mortgages
First Flexible No. 3 plc	Residential mortgages
First Flexible No. 4 plc	Residential mortgages
First Flexible No. 5 plc	Residential mortgages
Mortgage Funding Corporation plc	Residential mortgages
Mortgage Funding Corporation No. 6 plc	Residential mortgages

All of the above companies are registered and operate in England and Wales and are accounted for as quasi-subsidiaries in the consolidated accounts of the Group.

The summarised balance sheet before consolidation adjustments of the above companies is as follows:

	2005 £m	2004 £m
Assets employed		
Fixed assets		
Loans to customers	**1,039.8**	1,695.2
Current assets		
Debtors falling due within one year	**0.3**	0.4
Cash at bank and in hand	**86.0**	104.6
	1,126.1	1,800.2
Financed by		
Equity shareholders' funds		
Called-up share capital	**0.1**	0.1
Profit and loss account	**0.3**	0.2
	0.4	0.3
Creditors		
Amounts falling due within one year	**48.6**	3.6
Amounts falling due after more than one year	**1,077.1**	1,796.3
	1,126.1	1,800.2

The summarised profit and loss accounts before consolidation adjustments for the years ended 30 September 2004 and 30 September 2005 for the companies named above are as follows:

	2005 £m	2004 £m
Interest receivable	**82.0**	108.8
Interest payable	**(67.9)**	(90.8)
Total operating income	**14.1**	18.0
Operating expenses	**(13.5)**	(18.0)
Provisions for losses	**(0.5)**	0.2
Profit on ordinary activities before taxation	**0.1**	0.2

Operating expenses includes provision for amounts payable to the Group of £13.4m (2004: £17.8m).

There have been no recognised gains and losses in any of these companies, other than the result for the period.

16. ASSETS SUBJECT TO NON-RECOURSE FINANCE (continued)

The summarised cash flows for the above companies, before consolidation adjustments for the years ended 30 September 2004 and 30 September 2005 are as follows:

	2005 £m	2004 £m
Cash (outflow)/inflow from operating activities	**(1.5)**	0.1
Capital expenditure and financial investment	**655.4**	0.5
	653.9	0.6
Financing	**(672.4)**	(0.6)
(Decrease) in cash in the period	**(18.5)**	-

17. LOANS TO CUSTOMERS

	2005 £m	2004 £m
Cost		
At 1 October 2004	**4,492.5**	3,051.3
Additions	**2,027.6**	1,759.8
Disposals	**(1.1)**	-
Refinancing of non-recourse finance	**-**	576.9
Amortisation of commissions	**(34.9)**	(33.2)
Other debits	**367.0**	344.1
Repayments and redemptions	**(1,353.2)**	(1,206.4)
At 30 September 2005	**5,497.9**	4,492.5

Included in loans to customers are £182.8m (2004: £218.6m) of hire purchase receivables. The aggregate rentals receivable during the year in respect of hire purchase contracts were £22.0m (2004: £28.5m). The cost of assets acquired by the Group for the purposes of letting under hire purchase contracts amounted to £126.3m (2004: £147.5m).

'Other debits' includes primarily interest receivable on loans outstanding and movements on provisions against these loans.

18. INVESTMENT IN SUBSIDIARY COMPANIES

	2005 £m	2004 £m
Shares in Group companies		
At 1 October 2004	**313.1**	249.0
Additions during the year	**5.0**	35.3
Disposals	**-**	(4.0)
Revaluation		
Provision credited to the profit and loss account	**10.5**	17.6
Credited to the revaluation reserve	**37.6**	15.2
	366.2	313.1
Loans to Group companies		
At 1 October 2004	**113.4**	93.1
Additions during the year	**27.1**	17.7
Revaluation		
Provision credited to the profit and loss account	**0.4**	2.6
	140.9	113.4
At 30 September 2005	**507.1**	426.5

Comparable amounts determined according to the historic cost convention are:

	SHARES IN GROUP COMPANIES £m	LOANS TO GROUP COMPANIES £m	TOTAL £m
Cost	371.4	141.0	512.4
Provision	(94.1)	(0.1)	(94.2)
At 30 September 2005	277.3	140.9	418.2
At 30 September 2004	261.8	113.4	375.2

18. INVESTMENT IN SUBSIDIARY COMPANIES (continued)

Principal operating subsidiaries comprise:

	HOLDING	PRINCIPAL ACTIVITY
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Homeloans (No. 4) PLC	74%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Paragon Mortgages (No. 3) PLC	100%	Residential mortgages
Paragon Mortgages (No. 4) PLC	100%	Residential mortgages
Paragon Mortgages (No. 5) PLC	100%	Residential mortgages
Paragon Mortgages (No. 6) PLC	100%	Residential mortgages
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 8) PLC	100%	Residential mortgages
Paragon Mortgages (No. 9) PLC	100%	Residential mortgages
Paragon Loan Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Loan Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 3) PLC	100%	Loan and vehicle finance
Paragon Secured Finance (No. 1) PLC	100%	Loan finance
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services plc	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages

The holdings shown above are those held by the Group. These are the same as those held by the holding company, except that The Paragon Group of Companies PLC holds only 76% of the share capital of Paragon Mortgages (No. 8) PLC and Paragon Mortgages (No. 9) PLC, the remainder being held by other group companies.

The issued share capital of all subsidiaries consists of ordinary share capital, except that Homeloans (No. 4) PLC and First Flexible No. 6 PLC have additional preference share capital held by the Group. The financial year end of all of the above companies is 30 September. They are all registered and operate in England and Wales.

The minority interests in Homeloans (No. 4) PLC and First Flexible No. 6 PLC are not material.

19. QUASI-SUBSIDIARIES

Realisations (Guernsey) Limited, a company registered and operating in the Bailiwick of Guernsey in which the controlling interest is held by a discretionary trust established for charitable purposes, was set up to acquire the controlling interest in Homeloans (Jersey) Limited from the Group as part of a financing arrangement. Homeloans (Jersey) Limited is a company registered in the Bailiwick of Jersey and operating in the United Kingdom.

As a result of the arrangements for this transaction, according to the definition set out in Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', the Group gains the benefits arising from the net assets of Realisations (Guernsey) Limited and its subsidiary and hence they are treated as quasi-subsidiaries of the Group.

Other quasi-subsidiary companies, relating to the funding arrangements of Mortgage Trust are described in note 16.

20. STOCKS

	2005 £m	2004 £m
Residual purchase obligations	**2.6**	3.1
Vehicles on extended hire or held for resale	**0.4**	0.3
	3.0	3.4

21. DEBTORS

	THE GROUP		THE COMPANY	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts falling due within one year				
Amounts owed by Group companies	**-**	-	**59.8**	50.7
Tax debtors	**1.1**	1.2	**-**	-
Other debtors	**6.1**	6.4	**-**	0.7
Prepayments and accrued income	**0.5**	1.2	**-**	-
	7.7	8.8	**59.8**	51.4

22. CALLED-UP SHARE CAPITAL

	2005 £m	2004 £m
Authorised:		
175,000,000 (2004: 175,000,000) ordinary shares of 10p each	**17.5**	17.5
Allotted and paid-up:		
120,762,342 (2004: 119,891,708) ordinary shares of 10p each	**12.1**	12.0

During the year 679,307 ordinary shares (£67,931 par value) were issued for £1,239,633 and a further 191,327 (£19,132 par value) were issued for £231,334. These issues were made under the executive share option schemes and the Sharesave scheme respectively.

23. RESERVES

(a) The Group

	SHARE PREMIUM ACCOUNT £m	MERGER RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2004	68.8	(70.2)	270.1	268.7
Share options exercised	1.4	-	0.8	2.2
Charge for long-term incentive plan	-	-	1.5	1.5
Retained profit for the year	-	-	46.3	46.3
Balance at 30 September 2005	**70.2**	**(70.2)**	**318.7**	**318.7**

The cumulative amount of goodwill on acquisitions written off to reserves is £56.4m (2004: £56.4m). This balance has been offset against the profit and loss account to ensure compliance with Financial Reporting Standard 10 – 'Goodwill and Intangible Assets'.

(b) The Company

	SHARE PREMIUM ACCOUNT £m	REVALUATION RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2004	68.8	51.3	162.6	282.7
Revaluation of investments in subsidiaries	-	37.6	-	37.6
Share options exercised	1.4	-	0.8	2.2
Charge for long-term incentive plan	-	-	1.5	1.5
Retained profit for the year	-	-	4.6	4.6
Balance at 30 September 2005	**70.2**	**88.9**	**169.5**	**328.6**

The difference between the reserves of the Group and the reserves of the Company of £9.9m (2004: £14.0m) represents the negative goodwill capitalised and being written off on the acquisition of Mortgage Trust Limited.

24. OWN SHARES

	2005 £m	2004 £m
Treasury shares		
At 1 October 2004	-	-
Shares purchased	**8.3**	-
At 30 September 2005	**8.3**	-
ESOP shares		
At 1 October 2004	**12.3**	9.8
Shares purchased	**4.1**	2.9
Options exercised	**(1.9)**	(0.4)
At 30 September 2005	**14.5**	12.3
	22.8	12.3

At 30 September 2005 the number of the Company's own shares held in treasury was 1,790,000 (2004: nil). These shares had a nominal value of £179,000 (2004: £nil). The dividends on these shares have been waived.

The ESOP shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan and Deferred Bonus Scheme. The trustee's costs are included in the operating expenses of the Company. At 30 September 2005, the trust held 5,994,552 shares (2004: 6,128,230) with a nominal value of £599,455 (2004: £612,823) and a market value of £31,831,071 (2004: £20,897,264). Options, or awards under the Paragon Performance Share Plan or Deferred Bonus Scheme were outstanding against 5,952,101 of these shares at 30 September 2005 (2004: 6,030,042). The dividends on these shares have not been waived.

25. RIGHTS TO THE ALLOTMENT OF SHARES

(a) Share Options

Options have been granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. Further details of the share option schemes are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 24 to 26.

Options are outstanding under the Executive Share Option and the All Employee Share Option schemes to purchase 5,814,891 ordinary shares of 10p each (2004: 7,250,721) as follows:

NUMBER	PERIOD EXERCISABLE	PRICE
435,000	31/03/2001 to 31/03/2008	218.00p
480,000	11/01/2002 to 11/01/2009	147.50p
100,000	27/09/2002 to 27/09/2006	209.50p
285,000	17/02/2003 to 17/02/2010	147.00p
600,000	26/05/2003 to 26/05/2007	148.50p
27,974	01/08/2005 to 01/02/2006	120.64p
830,000	27/11/2004 to 27/11/2011	248.00p
540,000	29/07/2005 to 29/07/2012	186.50p
620	23/12/2005 to 23/12/2012	161.50p
782,237	14/03/2006 to 14/03/2013	186.50p
408,890	01/08/2006 to 01/02/2007	183.04p
141,114	01/08/2008 to 01/02/2009	183.04p
432,890	18/12/2006 to 18/12/2013	339.00p
40,000	01/06/2007 to 01/06/2014	322.50p
434,552	01/12/2007 to 01/12/2014	348.38p
160,735	01/08/2008 to 01/02/2009	326.76p
115,879	01/08/2010 to 01/02/2011	326.76p

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

(b) Paragon Performance Share Plan

Conditional entitlements to the allotment of 1,832,045 ordinary shares of 10p each (2004: 1,288,612) are outstanding under the Paragon Performance Share Plan. Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

The Company's total shareholder return over the three year period will be compared to that of the constituents of the FTSE All Share 'Banks' and 'Speciality and Other Finance' sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. An award will only vest fully for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2005 were:

NUMBER	PERIOD EXERCISABLE
451,118	13/03/2006 to 13/09/2006
260,748	02/07/2006 to 02/01/2007
289,533	18/12/2006 to 18/06/2007
268,169	22/06/2007 to 22/12/2007
297,273	02/12/2007 to 02/06/2008
265,204	02/06/2008 to 02/12/2008

(c) Deferred Bonus Scheme

Conditional entitlements to the allotment of 360,377 ordinary shares (2004: 170,430) of 10p each are outstanding under the Deferred Bonus Scheme. Awards under this scheme comprised a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting.

The conditional entitlements outstanding under this scheme at 30 September 2005 were:

NUMBER	TRANSFER DATE
170,430	01/10/2006
189,947	01/10/2007

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

26. PROVISIONS FOR LIABILITIES AND CHARGES

(a) The Group

	DEFERRED TAXATION £m	OTHER PROVISION £m	TOTAL £m
Provision at 1 October 2004	2.1	3.5	5.6
Current year (credit)/charge	(1.4)	0.4	(1.0)
Utilised in the year	-	(1.2)	(1.2)
Released in the year	-	(0.6)	(0.6)
Provision at 30 September 2005	**0.7**	**2.1**	**2.8**

The other provisions include committed future lease costs for properties no longer occupied by the Group and costs associated with the decision to relocate certain of the operations of Mortgage Trust to the Group's head office. The relocation provision had reduced to zero at 30 September 2005, the other provisions are expected to be utilised within five years.

The liability for deferred taxation for which provision has been made is analysed as follows:

	2005 £m	2004 £m
Accelerated capital allowances	**(2.4)**	-
Other timing differences	**3.1**	2.1
Provision at 30 September 2005	**0.7**	2.1

In addition there are unprovided deferred tax assets of approximately £7.3m (2004: £13.0m). These predominantly arise from pre-acquisition losses in Mortgage Trust companies acquired in the year ended 30 September 2003 and will only be available to offset against future profits of a suitable nature arising in these companies. The directors consider that there is insufficient evidence that such profits will arise to justify the recognition of a deferred tax asset in respect of these balances.

(b) The Company

There is no potential liability for deferred tax in the holding company either at 30 September 2005 or 30 September 2004.

27. PENSIONS

During the year the transitional provisions of Financial Reporting Standard 17 – 'Retirement Benefits' ('FRS 17') continue to be in force. This standard will require assets or liabilities arising from defined benefit pension schemes to be evaluated and accounted for in companies' primary financial statements on a new basis.

As a transitional measure, the standard requires that information relating to the pension asset or liability calculated on the new basis is disclosed by way of memorandum in the notes to the accounts. These disclosures are given at (a) below. The Standard provides that the asset or liability recognised in the accounts at 30 September 2005 should continue to be calculated according to Statement of Standard Accounting Practice 24 – 'Accounting for Pension Costs' ('SSAP 24'). Disclosures relating to this calculation are given at (b) below.

Disclosures in respect of defined contribution pension schemes under both standards are given at (c) below.

The pension scheme asset calculated in accordance with SSAP 24 and recognised in the balance sheet of the Group at 30 September 2005 was £0.0m (2004: £0.0m) and the liability at that date calculated in accordance with FRS 17 was £10.2m (2004: £10.0m). The difference of £10.2m (2004: £10.0m) relates to the differing bases of calculation.

(a) Disclosures made in accordance with FRS 17

The Group operates a defined benefit pension scheme in the UK. A full actuarial valuation was carried out at 31 March 2004 and updated to 30 September 2005 by a qualified independent actuary. The service cost has been calculated using the Projected Unit method. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major assumptions used by the actuary were (in nominal terms):

	30 SEPTEMBER 2005	30 SEPTEMBER 2004	30 SEPTEMBER 2003
Rate of increase in salaries	**3.50% p.a.**	3.75% p.a.	3.50% p.a.
Rate of increase in deferred pensions in excess of GMP which receives statutory revaluation	**2.50% p.a.**	2.75% p.a.	2.50% p.a.
Rate of increase in pensions in payment in excess of GMP which receives statutory increases	**2.50% p.a.**	2.75% p.a.	2.50% p.a.
Discount rate	**5.10% p.a.**	5.60% p.a.	5.40% p.a.
Inflation assumption	**2.50% p.a.**	2.75% p.a.	2.50% p.a.

27. PENSIONS (continued)

The assets in the Plan at 30 September 2005, 30 September 2004 and 30 September 2003 and the expected rate of return were:

	AT 30 SEPTEMBER 2005		AT 30 SEPTEMBER 2004		AT 30 SEPTEMBER 2003	
	LONG-TERM RATE OF RETURN EXPECTED	**VALUE £m**	LONG-TERM RATE OF RETURN EXPECTED	VALUE £m	LONG-TERM RATE OF RETURN EXPECTED	VALUE £m
Equities	**7.0%**	**21.1**	7.5%	15.5	7.5%	13.3
Bonds	**4.3%**	**3.3**	4.8%	2.7	4.7%	2.2
Other	**4.0%**	**0.1**	4.0%	0.1	4.0%	-
Total market value of assets		**24.5**		18.3		15.5
Present value of scheme liabilities		**(39.1)**		(32.6)		(22.0)
Deficit in the scheme		**(14.6)**		(14.3)		(6.5)
Related deferred tax		**4.4**		4.3		2.1
Net pension liability		**(10.2)**		(10.0)		(4.4)

The movement in the deficit in the scheme during the year was as follows:

	2005 £m	2004 £m
Deficit in the scheme at 1 October 2004	**(14.3)**	(6.5)
Movement in year		
Current service cost	**(1.7)**	(1.2)
Contributions	**1.9**	1.0
Past service costs	**-**	-
Other finance income	**(0.5)**	(0.1)
Actuarial gain/(loss)	**-**	(7.5)
Deficit in the scheme at 30 September 2005	**(14.6)**	(14.3)

The actuarial loss arising in the year ended 30 September 2004 resulted primarily from the use of updated mortality statistics.

The Group's contribution to the scheme is shown in note 6. The agreed rate of employer contributions was 12.5% of gross salaries for participating employees until 31 March 2005 and 38.4% of gross salaries for participating employees thereafter.

Analysis of reserves

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the balance which would have been shown in the reserves of the Group in respect of the profit and loss account would have been analysed as follows:

	2005 £m	2004 £m
Profit and loss account excluding pension liability	**318.7**	270.1
Pension liability	**(10.2)**	(10.0)
Profit and loss account after adjustment for pension liability	**308.5**	260.1

Analysis of the amount charged to operating expenses

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the amount which would have been charged to operating expenses would have been analysed as follows:

	2005 £m	2004 £m
Current service cost	**1.7**	1.2
Past service cost	**-**	-
Total operating charge	**1.7**	1.2

Analysis of the amount credited to other finance income

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the amount which would have been credited to other finance income would have been analysed as follows:

	2005 £m	2004 £m
Expected return on pension scheme assets	**1.4**	1.2
Interest on pension scheme liabilities	**(1.9)**	(1.3)
Net return	**(0.5)**	(0.1)

27. PENSIONS (continued)

Analysis of the amount recognised in the statement of total recognised gains and losses

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the actuarial gain/(loss) which would have been recognised in the statement of total recognised gains and losses would have been analysed as follows:

	2005 £m	2004 £m
Actual return less expected return on pension scheme assets	**2.8**	0.3
Experience gains and losses arising on scheme liabilities	**-**	(1.7)
Changes in assumptions underlying the present value of the scheme liabilities	**(2.8)**	(6.1)
Actuarial gain/(loss)	**-**	(7.5)

History of experience gains and losses

	2005	2004	2003	2002
Difference between the expected and actual return on scheme assets:				
Amount (£m)	**2.8**	0.3	1.3	(3.5)
Percentage of scheme assets	**12%**	1%	8%	(30)%
Experience gains and losses on scheme liabilities:				
Amount (£m)	**-**	(1.7)	-	0.2
Percentage of the present value of scheme liabilities	**-**	(5)%	-	1%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£m)	**-**	(7.5)	0.3	(5.1)
Percentage of the present value of the scheme liabilities	**-**	(23)%	1%	(28)%

(b) Disclosures made in accordance with SSAP 24

The relevant actuarial valuation of the Group Pension Scheme was completed as at 31 March 2004 using the projected unit method, at which date the market value of the assets was £17.3m. The principal assumptions used in the latest valuation were that the annual pre-retirement return on investment used would be 9.0% on accumulated assets, while in valuing past service benefits a return on investment of 8.0% would be used. The annual rate of increase in pensions was assumed to be 3.5%. The valuation revealed that the actuarial value of assets was sufficient to cover 105% of the statutory minimum liabilities in accordance with the Pensions Act 1995.

(c) Defined contribution pension schemes

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2005 were £0.0m (2004: £0.0m).

28. CREDITORS

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Amounts falling due within one year				
Bank loans and overdrafts	**0.5**	1.2	**-**	-
Amounts owed to Group companies	**-**	-	**112.3**	180.6
Proposed dividend	**8.8**	6.8	**8.8**	6.8
Corporation tax	**12.9**	7.7	**0.8**	1.4
Accruals	**58.4**	50.7	**10.6**	7.3
	80.6	66.4	**132.5**	196.1
Amounts falling due after more than one year				
Asset backed loan notes	**4,486.6**	3,690.0	**-**	-
Corporate bond	**118.2**	-	**118.2**	-
Bank loans	**990.5**	901.6	**-**	-
Accruals	**1.6**	2.0	**-**	-
	5,596.9	4,593.6	**118.2**	-

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 29.

29. FINANCIAL INSTRUMENTS

The Group's operations are financed principally by floating rate, asset backed loan notes and, to a lesser extent, by a mixture of share capital, retained earnings, corporate debt and bank borrowings.

The Group issues financial instruments to finance its lending operations and uses derivative financial instruments to hedge interest rate risk arising from fixed rate lending or borrowing. In addition, various financial instruments, for example debtors, prepayments and accruals, arise directly from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The principal risks arising from the Group's financial instruments are credit risk, liquidity risk and interest rate risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end and the position disclosed below is materially similar to that existing throughout the year.

29. FINANCIAL INSTRUMENTS (continued)

Credit risk

The Group's business objectives rely on maintaining a high-quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the principal factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's financial instruments, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits.

Liquidity risk

The Group's assets are principally financed by asset backed loan notes issued through the securitisation process. Securitisation substantially reduces the Group's liquidity risk by matching the maturity profile of the Group's funding to the profile of the assets to be funded.

Asset backed loan notes

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. It is likely that a substantial proportion of these notes will be repaid within five years. Interest is payable

- on notes denominated in sterling at various rates between 0.11% and 2.00% above the London Interbank Offered Rate ('LIBOR') for three month sterling products;
- on notes denominated in euros at various rates between 0.11% and 1.40% above the Euro Interbank Offered Rate ('EURIBOR') for three month euro products; and
- on notes denominated in US dollars at various rates between 0.18% and 1.40% above the London Interbank Offered Rate for three month US dollar products ('Dollar LIBOR').

During the year, Group companies issued £1,700.0m (2004: £2,114.8m) of mortgage backed floating rate notes at par and £750.0m (2004: £nil) of asset backed floating rate notes at par.

Before its acquisition by the Group, Mortgage Trust had also obtained finance from the securitisation markets as described in note 16. The sterling notes issued in these transactions, which form part of 'Non-Recourse Finance' in the Group balance sheet are secured on the underlying assets and bear interest at various rates between 0.23% and 1.80% above LIBOR for three month sterling products. It is likely that a substantial proportion of these notes will be repaid within five years. The companies which issued these notes have entered into £215.0m (2004: £215.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws. At 30 September 2005 £nil (2004: £nil) had been drawn down under these facilities.

Bank borrowings

In connection with the acquisition of Mortgage Trust the Group entered into a bank loan secured against cashflows generated by certain of the acquired assets. Interest is payable on this loan at a rate of 1.35% above LIBOR. This loan is repayable only out of cash receipts generated by these assets and there is no further recourse to the Group. Included within bank loans at 30 September 2005 is £16.4m (2004: £28.8m) in respect of this loan.

The Group is party to an arrangement, made via the quasi-subsidiaries described in note 19, whereby the Group received monies from a UK bank in return for the right to receive certain future cash flows from a securitised portfolio. The commercial effect of this transaction is that of a bank loan, secured on the assets of the portfolio concerned, but subordinated to the asset backed loan notes. Payments on this facility are made out of receipts from borrowers in the same way as for the asset backed loan notes. Included in bank loans at 30 September 2005 is £1.0m (2004: £7.3m) in respect of this arrangement.

Assets are typically securitised within twelve months of origination. Until that point new loans are funded by a bank facility. This is currently provided by a £1,425.0m (2004: £1,325.0m) committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. £895.8m (2004: £468.5m) is included in bank loans in respect of drawings on this facility. This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance Limited and Paragon Personal Finance Limited. This facility remains available for further drawings until 29 February 2008 and although its final repayment date is 28 February 2050 it is likely that substantial repayments will be made within the next five years.

The £60.0m (2004: £225.0m) committed sterling facility provided to Arianty No. 1 PLC by a consortium of banks is still in place. £6.0m is included in bank loans in respect of drawings on this facility (2004: £220.0m). This facility is secured on all the assets of Arianty No. 1 PLC. At the year end the facility remained available for further drawings until 14 November 2005. This was renewed for a further year for a reduced amount and may be further renewed on an annual basis. Repayment of the loan is due two years after it ceases to be available for further drawings.

Assets originated by Mortgage Funding Corporation PLC are funded by a £55.0m (2004: £55.0m) committed sterling bank facility. £31.6m (2004: £28.5m) is included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of that company. This facility is repayable on 4 August 2006.

As with the asset backed loan notes, repayments of all of these facilities before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

In addition to these borrowings the Group has a committed corporate syndicated sterling bank facility of £280.0m (2004: £280.0m), used to provide working capital for the Group. Included in bank loans are drawings of £71.3m (2004: £177.0m) made by Paragon Finance PLC under this facility. This facility falls due for repayment on 27 February 2008. The facility is secured on all the assets of the Company and Paragon Finance PLC.

Interest on the bank facilities is payable at various rates between 0.22% and 0.90% above LIBOR. The undrawn amounts on these bank facilities at 30 September 2005 and 30 September 2004 are set out below.

	2005	2004
	£m	£m
Undrawn committed facilities for which repayment would fall due:		
In one year or less	**23.3**	-
In more than one year but not more than two years	**54.0**	31.5
In more than two years	**636.0**	958.0
	713.3	989.5

29. FINANCIAL INSTRUMENTS (continued)

Corporate bond

On 20 April 2005 the Company issued £120.0m of 7% Callable Subordinated Notes at an issue price of 99.347% to provide long-term capital for the Group. These bonds bear interest at a fixed rate of 7% per annum and are repayable on 20 April 2017, but may be repaid on 20 April 2012 at the Company's option. They are unsecured and subordinated to any other creditors of the Company. At 30 September 2005 £118.2m (2004: £nil) was included within creditors in respect of these bonds.

Cash and investments

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. Included within 'Cash at bank and in hand' and 'Investments' at 30 September 2005 is £325.3m subject to such restrictions (2004: £378.5m).

'Cash at Bank and in hand' also includes £1.7m (2004: £0.5m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

'Investments' includes sterling term deposits with London banks which are disclosed as liquid resources in the cash flow statement.

The securitisation process and the terms of the warehouse facilities effectively remove any liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets the Group's liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

Set out below is the maturity profile of the Group's financial liabilities at 30 September 2005 and 30 September 2004:

	FINANCIAL LIABILITIES FALLING DUE:				2005	FINANCIAL LIABILITIES FALLING DUE:				2004
	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	**TOTAL**	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	TOTAL
	£m	£m	£m	£m	**£m**	£m	£m	£m	£m	£m
Non-recourse finance	31.8	-	-	1,043.4	**1,075.2**	-	28.5	-	1,491.8	1,520.3
Bank loans and overdrafts	0.5	-	77.3	913.2	**991.0**	1.2	-	397.0	504.6	902.8
Corporate bond	-	-	-	118.2	**118.2**	-	-	-	-	-
Asset backed loan notes	-	-	-	4,486.6	**4,486.6**	-	-	-	3,690.0	3,690.0
Other	80.1	0.7	0.9	-	**81.7**	65.2	1.2	0.8	-	67.2
	112.4	0.7	78.2	6,561.4	**6,752.7**	66.4	29.7	397.8	5,686.4	6,180.3

Interest rate risk

The Group's policy is to maintain floating rate liabilities and match these with floating rate assets, hedging fixed rate assets by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements may be used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

The fixed rate corporate bond is hedged by use of a long-term interest rate swap agreement until the optional repayment date in 2012. This converts the interest payable to a LIBOR-linked floating rate basis.

In part, the Group's interest rate hedging objectives are achieved by the controlled mismatching of the dates on which instruments mature, redeem or have their interest rates reset. The table overleaf summarises these repricing mismatches. For the purposes of the table, loan assets, borrowings and derivatives are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity dates. For those fixed rate loan assets where the customer has contracted to make regular repayments of both capital and interest, the assets have been allocated across the time bands in the table by reference to the contracted repayments. The analysis takes no account of early terminations which are likely to occur in practice. In determining the amount of hedging required, the Group makes assumptions about the level of regular capital repayments and early terminations of its loan assets. The actual interest rate sensitivity will therefore be determined by reference to subsequent customer and management decisions and is expected to be less sensitive than shown.

'Off balance sheet items' shows the notional principal amount of swap agreements.

The table includes short term creditors and debtors.

29. FINANCIAL INSTRUMENTS (continued)

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON-INTEREST BEARING £m	TOTAL £m
At 30 September 2005							
Cash at bank and in hand	159.5	-	-	-	-	-	159.5
Investments	285.7	-	-	-	-	-	285.7
Assets subject to non-recourse finance	1,044.5	16.7	37.0	17.8	-	-	1,116.0
Non-recourse finance	(1,075.2)	-	-	-	-	-	(1,075.2)
Loans to customers	3,725.0	60.2	173.9	1,371.6	161.3	5.9	5,497.9
Negative goodwill	-	-	-	-	-	(9.9)	(9.9)
Other assets	-	-	-	-	-	14.3	14.3
Total assets	4,139.5	76.9	210.9	1,389.4	161.3	10.3	5,988.3
Provisions	-	-	-	-	-	(2.8)	(2.8)
Bank loans and overdrafts	(991.0)	-	-	-	-	-	(991.0)
Corporate bond	-	-	-	-	(118.2)	-	(118.2)
Asset backed loan notes	(4,486.6)	-	-	-	-	-	(4,486.6)
Other liabilities	-	-	-	-	-	(81.7)	(81.7)
Shareholders' funds	-	-	-	-	-	(308.0)	(308.0)
Total liabilities and shareholders' funds	(5,477.6)	-	-	-	(118.2)	(392.5)	(5,988.3)
Off balance sheet items	1,259.1	(36.2)	(74.2)	(1,218.7)	70.0	-	-
Interest rate repricing gap	(79.0)	40.7	136.7	170.7	113.1	(382.2)	-
Cumulative gap	(79.0)	(38.3)	98.4	269.1	382.2	-	-

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON-INTEREST BEARING £m	TOTAL £m
At 30 September 2004							
Cash at bank and in hand	172.0	-	-	-	-	-	172.0
Investments	230.5	-	-	-	-	-	230.5
Assets subject to non-recourse finance	1,400.2	86.2	53.0	13.1	-	5.2	1,557.7
Non-recourse finance	(1,520.3)	-	-	-	-	-	(1,520.3)
Loans to customers	3,214.6	157.9	340.1	611.8	116.6	51.5	4,492.5
Negative goodwill	-	-	-	-	-	(14.0)	(14.0)
Other assets	-	-	-	-	-	15.6	15.6
Total assets	3,497.0	244.1	393.1	624.9	116.6	58.3	4,934.0
Provisions	-	-	-	-	-	(5.6)	(5.6)
Bank loans and overdrafts	(902.8)	-	-	-	-	-	(902.8)
Corporate bond	-	-	-	-	-	-	-
Asset backed loan notes	(3,690.0)	-	-	-	-	-	(3,690.0)
Other liabilities	-	-	-	-	-	(67.2)	(67.2)
Shareholders' funds	-	-	-	-	-	(268.4)	(268.4)
Total liabilities and shareholders' funds	(4,592.8)	-	-	-	-	(341.2)	(4,934.0)
Off balance sheet items	826.7	(93.3)	(219.7)	(470.2)	(43.5)	-	-
Interest rate repricing gap	(269.1)	150.8	173.4	154.7	73.1	(282.9)	-
Cumulative gap	(269.1)	(118.3)	55.1	209.8	282.9	-	-

29. FINANCIAL INSTRUMENTS (continued)

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

All derivative contracts are accounted for as hedges. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Set out below is an analysis of these unrecognised gains and losses.

	2005 GAINS £m	2005 LOSSES £m	**2005 TOTAL NET GAINS/ (LOSSES) £m**	2004 GAINS £m	2004 LOSSES £m	2004 TOTAL NET GAINS/ (LOSSES) £m
Unrecognised gains and losses on hedges at 1 October 2004	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)
Gains and losses arising in previous years that were recognised in the year	(3.4)	0.8	**(2.6)**	(0.6)	2.9	2.3
Gains and losses arising before 1 October 2004 that were not recognised in the year	2.0	(5.4)	**(3.4)**	1.2	(12.9)	(11.7)
Gains and losses arising in the year that were not recognised in the year	8.3	(15.1)	**(6.8)**	4.2	6.7	10.9
Unrecognised gains and losses on hedges at 30 September 2005	10.3	(20.5)	**(10.2)**	5.4	(6.2)	(0.8)
Of which:						
Gains and losses expected to be realised in the year to 30 September 2006	0.9	(4.9)	**(4.0)**	4.1	(1.8)	2.3
Gains and losses expected to be realised in the year to 30 September 2007 or later	9.4	(15.6)	**(6.2)**	1.3	(4.4)	(3.1)
	10.3	(20.5)	**(10.2)**	5.4	(6.2)	(0.8)

Currency risk

All of the Group's assets and liabilities are denominated in sterling with the exception of £1,724.0m (2004: £871.3m) included within 'Asset Backed Loan Notes', which is denominated in euros and £535.2m (2004: £541.5m) included within 'Asset Backed Loan Notes' which is denominated in US dollars. As a condition of the issue of these notes, interest rate and currency swaps were put in place for the duration of the borrowing having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk.

Fair values of financial assets and financial liabilities

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash at bank and in hand, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Set out below is a comparison by category of book values and fair values of the Group's derivative financial instruments as at 30 September 2005 and 30 September 2004.

	2005 BOOK VALUE £m	2005 FAIR VALUE £m	2004 BOOK VALUE £m	2004 FAIR VALUE £m
Derivative financial instruments held to manage the interest rate profile				
Swaps	**(0.7)**	**(9.7)**	-	0.3
Caps	**1.4**	**0.2**	1.8	0.7
	0.7	**(9.5)**	1.8	1.0

The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

30. RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	2005 £m	2004 £m
Operating profit	**76.8**	71.0
Provisions for losses	**15.9**	11.1
Depreciation	**1.3**	1.6
Amortisation of brokers' commissions	**34.9**	37.2
Amortisation of negative goodwill	**(4.1)**	(5.2)
Charge for long-term incentive plan	**1.5**	0.9
Profit on sale of subsidiary	**(0.9)**	-
(Increase) in stock	**(0.1)**	-
Decrease in debtors	**1.0**	0.7
Increase in creditors	**6.0**	12.0
Net cash inflow from operating activities	**132.3**	129.3

31. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2005 £m	2004 £m
(a) Capital expenditure and financial investment		
Net decrease in assets subject to non-recourse funding	**441.2**	800.2
Net increase in loans to customers	**(1,056.4)**	(1,485.2)
Expenditure on other fixed assets	**(1.7)**	(1.0)
Proceeds from sales of other fixed assets	**0.2**	0.2
	(616.7)	(685.8)
(b) Acquisitions and disposals		
Sale of subsidiary undertaking	**2.0**	-
	2.0	-
(c) Financing		
Purchase of shares	**(12.4)**	(2.9)
Exercise of options under ESOP scheme	**2.7**	0.4
Exercise of other share options	**1.5**	1.0
Increase in loans from banks and others	**1,003.7**	1,453.0
(Decrease) in non-recourse financing	**(445.1)**	(765.0)
	550.4	686.5

32. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2005 £m	2004 £m
(Decrease)/increase in cash in year	**(11.8)**	21.1
Cash inflow from increase in debt	**(558.6)**	(687.2)
Cash movement from change in liquid resources	**55.2**	85.7
Movement in net debt in year	**(515.2)**	(580.4)
Net debt at 1 October 2004	**(5,710.6)**	(5,130.2)
Net debt at 30 September 2005	**(6,225.8)**	(5,710.6)

33. ANALYSIS OF NET DEBT

	2004 £m	CASH FLOWS £m	**2005 £m**
Cash in hand at bank	172.0	(12.5)	**159.5**
Overdrafts	(1.2)	0.7	**(0.5)**
	170.8	(11.8)	**159.0**
Non-recourse finance	(1,520.3)	445.1	**(1,075.2)**
Debt due after one year	(4,591.6)	(1,003.7)	**(5,595.3)**
		(558.6)	
Other liquid resources	230.5	55.2	**285.7**
Total	(5,710.6)	(515.2)	**(6,225.8)**

34. CAPITAL COMMITMENTS

There were no capital commitments (2004: £nil) contracted but not provided for.

35. FINANCIAL COMMITMENTS

At 30 September 2005 the Group had commitments to make annual payments under operating leases which expire as follows:

	2005 £m	2004 £m
Plant and machinery		
Within one year	-	0.1
Land and buildings		
Within one year	-	0.1
Between two and five years	**0.6**	0.1
Over five years	**4.5**	4.9
	5.1	5.2

The company had no such commitments.

36. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 17 November 2005 the Group issued £1,000.4m of Mortgage Backed Floating Rate Notes through a subsidiary company, Paragon Mortgages (No. 10) PLC, to refinance existing borrowings. The Notes were denominated in sterling, US dollars and euros.

Notice of Annual General Meeting

To all shareholders

NOTICE IS HEREBY GIVEN that the seventeenth Annual General Meeting of The Paragon Group of Companies PLC will be held at the offices of UBS Limited at 1 Finsbury Avenue, London, EC2M 2PP on 9 February 2006 at 10.30 a.m. for the following purposes:

As ordinary business

1 To receive and consider the Company's Accounts for the year ended 30 September 2005 and the Reports of the Directors and the Auditors.
2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.
3 To declare a dividend.
4 To re-appoint as directors (a) Mr N S Terrington, (b) Mr J A Heron and (c) Mr G A F Lickley (all of whom retire under Article 77).
5 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix their remuneration.

As special business

To consider and, if thought fit, to pass resolutions 6 to 9 as ordinary resolutions and resolutions 10 to 12 as special resolutions:

Ordinary Resolutions

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,171,100 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

7 'THAT the rules of the Paragon Matching Share Plan (the "MSP") referred to in the Directors' Report and produced in draft to this meeting and for the purposes of identification, signed by the Chairman, be approved and the directors be authorised to make such modifications to the MSP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the MSP as so modified and to do all such acts and things as they may consider appropriate to implement the MSP'.

8 'THAT the rules of the Paragon Performance Share Plan (the "PSP") be amended as summarised in the Directors' Report, the amended rules of which are produced to the meeting and signed by the Chairman for the purposes of identification.'

9 'THAT the trustees of any employee benefit trust established for the benefit of employees (including directors) and former employees (and their dependants) of the Group be authorised to hold up to 7.5 per cent of the issued share capital of the Company at any time as summarised in the Directors' Report.'

Special Resolutions

10 'THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £594,900,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

11 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital excluding treasury shares);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts."

12 "THAT the Company's Articles of Association be amended with immediate effect:-

(a) by the deletion of the existing Article 146 and the substitution therefor of the following new Article 146:

'146. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company against any liability and may purchase and maintain for any director of the Company insurance against any liability; and

(ii) without prejudice to the generality of (i), above, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company.'

and

(b) by the addition of the following sentence at the end of the existing Article 102:

'The Company may also fund a director's expenditure on defending proceedings as provided in the Companies Acts.'"

By order of the Board
John G Gemmell
Company Secretary

Registered and Head Office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

23 November 2005

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint a proxy to attend on his behalf and, on a poll, to vote instead of such member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form not less than forty-eight hours before the time appointed for the holding of the meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

A copy of the rules of the Paragon Performance Share Plan marked to show the proposed amendments and a copy of the draft rules of the Paragon Matching Share Plan will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of New Bridge Street Consultants LLP at 20 Little Britain, London EC1A 7DH from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof.

The register of directors' interests and copies of directors' service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of all directors are provided on page 11.

→ CH 09/02/05

Company No: 2336032

RECEIVED
2006 JUL 10 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

Public Company Limited by Shares

ORDINARY AND SPECIAL RESOLUTIONS

of

THE PARAGON GROUP OF COMPANIES PLC

(Passed on 9 February 2005)

AT AN ANNUAL GENERAL MEETING of the above named Company, duly convened, and held at Butchers' Hall, 87 Bartholomew Close, London, EC1A 7EB on 9 February 2005 at 10.30am the following resolutions were passed:

Ordinary Resolution

1 THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,264,200 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

Special Resolutions

2 THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £599,400,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

3 THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

....

Company Secretary

Company No. 2336032

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

THE PARAGON GROUP OF COMPANIES PLC

[adopted pursuant to a Special Resolution of the Company passed on 20th March, 1989 and amended pursuant to two Special Resolutions of the Company passed on 13th February, 1995, a Special Resolution of the Company passed on 28th January, 1999 and a Special Resolution of the Company passed on 9th February, 2006]

PRELIMINARY

1. The regulations in Table A of the Companies (Tables A to F) Regulations 1985 as in force at the date of the adoption of these Articles shall not apply to the Company but the following shall be the Articles of Association of the Company.

2. In these Articles, unless the context otherwise requires:

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any reference to any section or provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment thereof for the time being in force;

"Articles" means these articles of association as altered from time to time by special resolution;

"the auditors" means the auditors for the time being of the Company;

"the board" means the directors or any of them acting as the board of directors of the Company;

"clear days" in relation to the period of a notice means that period excluding the day when the notice is given or deemed to

be given and the day for which it is given or on which it is to take effect;

"the Companies Acts" means the Companies Acts as defined by section 744 of the Act and any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as "the Companies Acts" (with or without the addition of an indication of the date of any such enactment);

"director" means a director of the Company;

"dividend" means dividend or bonus;

"the holder" in relation to any shares means the member whose name is entered in the register as the holder of such shares;

"member" means a member of the Company;

"the Memorandum" means the memorandum of association of the Company;

"the office" means the registered office of the Company;

"paid" means paid or credited as paid;

"the register" means the register of members of the Company;

"recognised clearing house" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised clearing house for the purposes of the Financial Services Act 1986;

"recognised investment exchange" means a body declared by an order of the Secretary of State for Trade and Industry for the time being in force to be a recognised investment exchange for the purposes of the Financial Services Act 1986;

"the seal" means the common seal of the Company and includes any official seal kept by the Company by virtue of sections 39 or 40 of the Act;

"the secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"The Stock Exchange" means the London Stock Exchange Limited;

"the United Kingdom" means Great Britain and Northern Ireland;

references to a document being executed include references to its being executed under hand or under seal or by any other method;

references to writing include references to any visible substitute for writing and to anything partly in one form and partly in another form;

words denoting the singular number only include the plural number also and vice versa, words denoting one gender only include the other genders and words denoting persons only include firms and corporations and vice versa;

(save where otherwise defined in these Articles or where the context otherwise requires) words or expressions contained in these Articles bear the same meaning as in the Act but excluding any statutory modification thereof not in force at the date of adoption of the Articles;

references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force; and

references to amounts paid or credited as paid on shares in the Company shall, unless the context otherwise requires, include amounts paid or credited as paid by way of nominal value or of premium.

SHARE CAPITAL

3. The authorised share capital of the Company at the date of the adoption of this paragraph of this Article is £12,500,000 divided into 125,000,000 Ordinary Shares of 10 pence each ("Ordinary Shares")[1].

4. Subject to the provisions of the Companies Acts and without prejudice to any rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights or such restrictions as

---

[1] Increased to £15,000,000 divided into 150,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 31st March, 1998 and further increased to £17,500,000 divided into 175,000,000 Ordinary Shares of 10 pence each pursuant to an ordinary resolution of the Company dated 17th February, 2000.

the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

5. Subject to the provisions of the Companies Acts and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may (subject as aforesaid) allot (with or without conferring a right of renunciation), issue, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit. This power shall not apply to redeemable shares, which shall be governed by the provisions of Article 6.

6. Subject to the provisions of the Companies Acts, the Company may by special resolution create and sanction the issue of shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. The special resolution sanctioning any such issue shall also make such alterations to these Articles as may be necessary to specify the terms on which and the manner in which any such shares shall be redeemed.

7. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any interest in any share or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders (but not otherwise). All the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every such separate meeting, except that:-

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting; and

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively.

10. Unless otherwise provided by the rights attached to any shares, those rights shall be deemed to be varied by the reduction of the capital paid up on the shares and by the allotment of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares, but shall not otherwise be deemed to be varied by the creation or issue of further shares.

SHARE CERTIFICATES

11. Every person whose name is entered as a member in the register (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or, with the consent of the board, several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. Where a member has transferred a part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge.

12. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity

(with or without security) and payment of any exceptional expenses reasonably incurred by the Company in investigating the evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not and whether by way of nominal value or premium) payable at a fixed time or called in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including dividends) payable in respect of it.

14. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

15. To give effect to any such sale the board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the register as the holder of the shares comprised in any such instrument of transfer and shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

16. The net proceeds of the sale, after payment of the costs of the sale, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person whose shares were so sold.

CALLS ON SHARES

17. Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on

their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least twenty-eight clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or part as the board may determine and the time fixed for payment of a call may be postponed by the board. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed at the appropriate rate (as defined by the Act) but the board may waive payment of such interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall, for the purposes of the Articles, be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment, and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

22. The board may differentiate between the holders as to the amount of calls to be paid and the times of payment.

23. The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) the appropriate rate (as defined in the Act) as may be agreed upon between the board and such member. The shares in respect of which any amounts uncalled have been paid in advance shall be treated for all purposes as being partly paid only to the extent of any amounts called and paid on them until such time as the moneys so advanced become presently payable.

FORFEITURE AND SURRENDER

24. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than seven clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25. If any such notice is not complied with any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

26. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to execute an instrument of transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to pay the Company all moneys which at the date of forfeiture were then payable by him to the Company in respect of those shares with interest thereon at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at such rate not exceeding 17½ per cent. per annum as the board shall think fit from the date of forfeiture until payment; but his liability shall cease if and when the Company shall have received payment in full of all moneys in respect of the shares.

28. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

29. A statutory declaration by a director or the secretary that he is such and a share has been duly forfeited or surrendered on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected after he has been registered as the holder thereof by any irregularity in or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share may be in any usual form or in any other form which the board may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. No fee shall be payable to the Company for the registration of any instrument of transfer of a share.

31. The board may, in its absolute discretion and without giving any reason, refuse to register any instrument of transfer of, or which includes, a share which is not fully paid (whether as to nominal value or premium) provided that where such shares are admitted to the Official List of the Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in shares of the relevant class from taking place on an open and proper basis.

32. The board may also refuse to register any instrument of transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the office or at such other place as the board may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33. If the board refuses to register the transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of the refusal.

34. The registration of transfers of shares or of transfers of any class of shares may be suspended and the register closed at such times and for such periods (not exceeding thirty days in any year) as the board may from time to time determine.

TRANSMISSION OF SHARES

35. If a member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his share; but nothing herein contained shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

36. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the board may properly require as to his title and subject as hereinafter provided, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give the Company notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall execute an instrument of transfer of the share to that person. All the provisions of the Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by that member.

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the board may properly require as to his entitlement and subject to the requirements of Article 129, be entitled to receive and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the Company or to any of the rights or privileges of a member. The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may thereafter

withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

38. (1) The Company may by ordinary resolution convert any fully paid shares into stock, and re-convert any stock into fully paid shares of any denomination.

(2) The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Board may from time to time fix the minimum amount of stock transferable but so that the minimum shall not exceed the nominal amount of the shares from which the stock arose.

(3) The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in dividends and profits and in the assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

(4) All the provisions of these Articles applicable to fully paid shares shall apply to stock, and the word "share" shall be construed accordingly.

ALTERATION OF SHARE CAPITAL

39. The Company may by ordinary resolution -

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation or division of shares any difficulty arises, the board may settle the matter in any manner it deems fit and in particular, may sell shares representing fractions to which any members would become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

42. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to clause 3.(4) of these Articles and to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including redeemable shares) at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Act and by an extraordinary resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company.

GENERAL MEETINGS

43. (1) All general meetings other than annual general meetings shall be called extraordinary general meetings.

(2) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of

sanctioning or declaring dividends, the consideration of the accounts and balance sheet, the reports of the directors and auditors and any other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring by rotation or otherwise and the appointment or re-appointment of, and the fixing of the remuneration of, the auditors, and the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the Companies Acts, to allot securities.

44. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act.

45. The board may call an extraordinary general meeting whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting in accordance with the requirements of the Companies Acts and for a date not later than six weeks after receipt of the requisition (unless the requisitionists shall consent in writing to a later date being fixed). If at any time there are not within the United Kingdom sufficient directors capable of acting to form a quorum any director of the Company or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the board.

NOTICE OF GENERAL MEETINGS

46. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice, but a general meeting may be called by shorter notice if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of members having a right to attend and vote being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

47. Subject to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be given in the manner provided by these Articles to all the members, to each of the directors and to the auditors for the time being or, if more than one for the time being, each of them.

48. The directors may, for the purpose of controlling the level of attendance at any place specified for the holding of a general meeting, from time to time make such arrangements whether involving the issue of tickets (on a basis intended to afford to all members otherwise entitled to attend such meeting an equal opportunity of being admitted to the meeting) or the imposition of some random means of selection or otherwise as they shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place therefor and the entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the directors shall, and in the case of any other general meeting the directors may, when specifying the place of the general meeting, direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside ("the Principal Place") and make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other places. Such arrangement for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of the Articles any such meeting shall be treated as being held and taking place at the Principal Place.

49. The notice shall specify the day, hour and place of the meeting and, in the case of special business the general nature of such business. The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special or extraordinary resolution, specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be. Every notice of meeting shall state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy to attend and on a poll vote thereat instead of him and that a proxy need not be a member.

50. The accidental omission to give notice of a meeting, or to send a form of proxy with a notice where required by the Articles, to any person entitled to receive the same, or the non-receipt of a notice of meeting or form of proxy by any such person shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

51. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

52. If such a quorum is not present within fifteen minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such day, time and place as the chairman of the meeting may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

53. The chairman, if any, of the board or in his absence some other director nominated by the board, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

54. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

55. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for thirty days or more or for an indefinite period, notice of the adjourned meeting shall be given in like manner as in the case of the original but it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

56. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) shall in any event be considered or voted upon.

57. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by -

(a) the chairman of the meeting; or

(b) at least two members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right,

and a demand by a person as proxy for a member shall be the same as a demand by the member.

58. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

59. The demand for a poll may, before the poll is taken, be withdrawn at any time before the conclusion of the meeting at which it is demanded only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

60. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have as a member or as a representative or proxy of a member.

62. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs not being more than twenty-eight days after the poll is demanded. Any business other than that on which the poll was demanded may be proceeded with pending the completion of the poll. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

63. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

64. (1) Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(2) A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members.

VOTES OF MEMBERS

65. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in one way.

66. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

67. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may, on a poll, vote by proxy.

68. No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

69. (1) If at any time the board is satisfied that any member or other person appearing to be interested in shares in the capital of the Company has failed within twenty-eight days to comply with a notice duly given to that person by the Company pursuant to section 212 of the Act (other than a person for the time being exempted by the Secretary of State from the operation of such section) or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may serve notice in writing on any member holding shares relating to which the board has determined or become aware that such default has occurred. Any such notice (hereinafter referred to as a "Default Notice") shall specify the nature of the default, the number of shares concerned and the steps to be taken to remedy such default. For the purpose of this Article a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under section 212 of the Act which fails to establish the identities of those interested in the shares and if (after taking into account in particular, but without limitation, such notification and any other relevant section 212 notification under section 212) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

(2) The board may at any time give notice cancelling a Default Notice and shall give notice cancelling such Default Notice after the board has determined that the default referred to in paragraph (1) of this Article has been rectified.

(3) From seven days after the service of a Default Notice until such time as the board may either cancel the Default Notice or serve a further notice on the member concerned stating that the default has been remedied that member shall not, in respect of any shares specified in the Default Notice, be entitled to attend or vote at any general meeting of the Company or at any separate meeting of the holders of shares of any class, either personally or by proxy, or to be reckoned in a quorum or to exercise any right or privilege as a member in relation to general meetings or separate meetings of the holders of shares of any class in respect of any shares specified in the Default Notice. The board shall serve such a further notice as soon as reasonably practicable after the member concerned has remedied the default complained of in the Default Notice to the satisfaction of the board.

(4) The board shall cause the register to have noted against the member upon whom a Default Notice has been served details of such Default Notice and the number of shares specified therein and shall cause such note to be deleted upon cancellation of the Default Notice or service of any further notice under paragraph (2) or (3) of this Article.

(5) Any Default Notice and any other notice served by the board pursuant to this Article shall be conclusive against the member concerned and its validity shall not be questioned by any person.

(6) A Default Notice shall automatically cease to have effect in respect of any share which is transferred upon registration of the relevant transfer.

70. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

71. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it or, if the appointor is a corporation sole, under the hand of a duly authorised representative thereof, but the execution of such instrument need not be attested.

72. Instruments of proxy shall be in any usual form or in any other form which the board may approve and the board may, if it thinks fit, but subject to the provisions of the Act, send out to all persons entitled to notice of and to attend and vote at any meeting forms of instrument of proxy for use at the meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

73. The instrument appointing a proxy and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be deposited at the office (or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy or other document sent out by the Company in relation to the meeting) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll, not less than 48 hours before the time appointed for the taking of the poll and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was delivered last (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was delivered last, none of them shall be treated as valid in respect of that share.

74. A vote given or poll demanded in accordance with the terms of an instrument of proxy or by the representative of a corporation or corporation sole duly authorised by resolution of its directors or other governing body shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Company at the office or at such other place as is referred to in the preceding Article before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

75. Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under

seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative or, as the case may be, representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority (in respect of that part of the grantor's holding to which his authorisation relates, in the case of an authorisation of more than one person) as the grantor could exercise if it were an individual member of the Company and the grantor shall for the purposes of the Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. In relation to any such meeting, a person authorised under section 3 of the Treasury Solicitor Act 1876 shall be treated for the purposes of this Article as if his authority had been granted by the Solicitor for the affairs of Her Majesty's Treasury; and in the Articles references to a duly authorised representative of a corporation sole include, in relation to the Solicitor for the affairs of Her Majesty's Treasury, references to a person authorised under that section.

NUMBER OF DIRECTORS

76. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum.

APPOINTMENT AND RETIREMENT OF DIRECTORS

77. At every annual general meeting any directors who shall be bound to retire under Article 83 and one-third of the other directors for the time being or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office and shall be eligible for reappointment; but, if there is only one director who is subject to retirement by rotation, he shall retire. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

78. Subject to the provisions of the Companies Acts and the Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire by rotation shall (unless they otherwise agree among themselves) be determined by lot. In addition any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or reappointment. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting and no director shall be required to retire or

be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

79. At the meeting at which a director retires by rotation, the Company may (subject to Article 80) fill the vacated office by appointing a person thereto, and in default the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost. In the event of the vacancy not being filled at such meeting, it may be filled by the board as a casual vacancy.

80. No person other than a director retiring by rotation shall be appointed or reappointed a director at any general meeting unless -

(a) he is recommended by the board; or

(b) not less than seven nor more thirty clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been left at the office addressed to the secretary of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

81. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

82. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

83. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number, if any, fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for reappointment but shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion thereof.

84. The continuing directors may act notwithstanding any vacancies in their number, but, if the number of directors is reduced below any minimum number fixed by or in accordance with these Articles, the continuing director or directors, as the case may be, may act for the purpose of filling up vacancies in their number or of calling a general meeting of the company, but not for any other purpose.

85. (1) No person shall be disqualified from being appointed or reappointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting.

(2) A director shall not be required to hold any shares of the Company by way of qualification.

ALTERNATE DIRECTORS

86. Any director (other than an alternate director) may at any time appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

87. An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend, vote and be counted for the purpose of a quorum at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor as a director in his absence. It shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom.

88. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

89. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

90. An alternate director shall automatically cease to be an alternate director -

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment;

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director;

(c) if he resigns his office by notice in writing left at the office; and

(d) if his appointor shall terminate the appointment.

91. Any appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 86) upon receipt of such notice at the office or by the secretary.

92. Save as otherwise provided in the Articles, an alternate director shall be deemed during his appointment, for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

93. Subject to the provisions of the Companies Acts, the Memorandum and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given

to the board by the Articles and a meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

DELEGATION OF POWERS OF THE BOARD

94. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be made subject to any conditions the board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying. The board may co-opt onto any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors.

95. (1) The board may make such arrangements as it thinks fit for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may establish local or divisional boards and appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board (other than the power to borrow and make calls), with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

(2) The board may from time to time make and vary such regulations as it thinks fit respecting the keeping of dominion registers of members pursuant to the Act.

96. The board may from time to time by power of attorney under the seal appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the board, to be the attorney or attorneys of the company for such purposes and with such powers, authorities and discretions (not exceeding those vested

in or exercisable by the board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with any such attorney as the board thinks fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

97. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment (other than the office of chief executive or joint chief executive or deputy or assistant chief executive director or managing director) shall not imply that the holder is a director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be a director of the Company for any of the purposes of the Articles.

BORROWING POWERS

98. The Directors may exercise all the powers of the Company to raise or borrow money without limit as to amount and upon such terms and in such manner as they think fit, and to grant any mortgage, charge or standard security over its undertaking, property and assets both present and future (including uncalled capital), or any part thereof, and subject (in the case of any security convertible into shares) to section 80 of the Act to issue debentures, debenture stock, and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

99. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or the Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) (not being a Chairman or Managing Director holding office as such for a fixed term) he resigns his office by notice in writing to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the board from meetings of the board held during that period and his alternate director (if any) shall not during such period have attended in his stead and the board resolves that his office be vacated.

100. The Company may, in accordance with and subject to the provisions of the Act, by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF DIRECTORS

101. (1) The directors shall be paid out of the funds of the Company by way of remuneration for their services, fees not to exceed in aggregate £250,000 per annum (to be divided between the directors in such proportions as they shall determine) or such higher aggregate amount as the Company may by ordinary resolution determine. A director holding office, for part only of a year shall be entitled to a proportionate part of a full year's remuneration.

(2) Any director who by request of the board performs extra or special services or goes abroad for any purposes of the Company shall be entitled to receive such sum for expenses and such remuneration as the directors may think fit either in addition to or in substitution for any other remuneration he may be entitled to receive.

DIRECTORS' EXPENSES

102. The directors shall be entitled to be re-paid all such reasonable (including travelling, hotel, and other) expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or which they otherwise properly incur in connection with the discharge of their duties. The Company may also fund a director's expenditure on defending proceedings as provided in the Companies Acts.

EXECUTIVE DIRECTORS

103. The board may from time to time appoint one or more of its body to the office of Chairman, Chief Executive, Managing Director, or to any other office (except that of auditor), employment or place of profit in the Company, for such period and on such terms (as to remuneration and otherwise) as it thinks fit and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation). The board may permit any person appointed to be a director to continue in any other office or employment held by him before he was so appointed.

104. A director appointed to the office of Chairman, Chief Executive or Managing Director shall (subject to the provisions of any contract between himself and the Company) be subject to the same provisions as to retirement, resignation and removal as the other directors.

105. Any appointment of a director to the office of Chairman, Chief Executive, Managing Director or an executive officer shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cesser. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

106. The emoluments of any Chairman, Chief Executive, Managing Director or director holding any other executive office for his services as such shall be determined by the board, and may be of any description, and (without limiting the generality of the foregoing)

may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

107. The board may entrust to and confer upon a Chairman, Chief Executive, Managing Director or director holding any other executive office any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and in the case of a Chief Executive or Managing Director, either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any of such powers.

DIRECTORS' INTERESTS

108. (1) No director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, or from being interested whether directly or indirectly in any contract or arrangement entered into by or on behalf of the Company. No such contract or arrangement in which any director shall be so interested shall be avoided, nor shall any director so contracting, or being so interested, be liable to account to the Company for any profit realised by him from such contract or arrangement by reason of such director holding that office or the fiduciary relationship thereby established. A director so interested in any contract or arrangement shall declare the nature of his interest in accordance with the provisions of the Act.

(2) Save as herein provided, a director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(3) A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

(a) the giving of any security or indemnity to him in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(d) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(e) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(f) any proposal concerning the adoption, modification or operation of:-

(i) a superannuation fund or retirement benefits scheme under which he may benefit; or

(ii) an employee's share scheme under which he may benefit and which does not confer on any director any privilege or advantage not generally accorded to the employees to whom the scheme relates (but he will not vote on the grant of any option or allocation of any shares or any other matter concerning his individual participation)

and which has been approved by or is subject to and conditional upon approval by the board of Inland Revenue for taxation purposes.

(4) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of

two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned (if not debarred from voting under the proviso to paragraph (3)(e) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(5) If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the director have not been fairly disclosed.

(6) The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

109. A director may be or become a director or other officer of any company promoted by the Company or in which the Company may be interested as vendor, member or otherwise, and no such director shall (unless otherwise agreed) be accountable for any benefits received as director or other officer of such company.

110. The board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

GRATUITIES AND PENSIONS

111. The board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities, pensions, annuities, allowances or by insurance, or otherwise, to or for the benefit of any past or present director or employee who has held any salaried office or place of profit with the Company or any of its subsidiaries or any company associated with, or any business acquired by, any of them, or to or for the benefit of persons who were related to or dependants of any such director or employee and may (as

well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such pension, annuity, allowance, gratuity or other benefit and may make payments for or towards the insurance of any such person. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

112. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with the said section.

PROCEEDINGS OF DIRECTORS

113. Subject to the provisions of the Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. It shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective.

114. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. For the purpose of determining whether the quorum for the transaction of the business of the board exists:-

(a) in the case of a resolution agreed by directors in telephonic communications, all such directors shall be counted in the quorum; and

(b) in the case of a meeting of directors, in addition to the directors present at the meeting, any director in telephonic communication with such meeting shall be counted in the quorum.

115. Unless he is unwilling to do so, the director appointed as Chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

116. All acts done by a meeting of the board, or of a committee or of a sub-committee of the board, or by a person acting as a director or by an alternate director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of or continuance in office of any director or any alternate director or any person acting as aforesaid or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

117. (1) A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose -

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

(2) Without prejudice to the first sentence of Article 113, a meeting of the board or of a committee or of a sub-committee of the board may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no

such group, where the chairman of the meeting then is. The word "meeting" in the Articles shall be construed accordingly.

SECRETARY

118. (1) Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board.

(2) A provision of the Companies Acts or these Articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

MINUTES

119. The board shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the board; and

(b) of the names of the Directors present at each meeting of the board and of any committee of the board; and

(c) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

THE SEAL

120. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors.

121. All forms of certificates for shares, or debentures or representing any other form of security (other than letters of allotment or scrip certificates) shall except to the extent that the terms and conditions for the time being relating thereto otherwise

provide be issued under the seal in the manner above provided; but the board may by resolution determine either generally or in any particular case that as regards any certificates for shares or debentures or representing any other form of security of the Company such signature or signatures shall be dispensed with or affixed by some mechanical means. Any certificate executed in accordance with the foregoing shall be held to have been validly executed and shall be presumed to be authentic whether or not any signature is attested by witnesses.

122. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad and such powers shall be vested in the Board.

DIVIDENDS

123. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend or interim dividend shall exceed the amount recommended by the board.

124. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay any dividend payable at a fixed rate on any shares of the Company with preferential rights half-yearly or otherwise if it appears to the board that the profits available for distribution justify the payment. Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

125. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on

terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

126. A general meeting declaring a dividend may, upon the recommendation of the board, direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and, where any difficulty arises in regard to the distribution, the board may settle the same as it thinks fit and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

127. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

128. (1) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

(2) The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

129. Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent by post to the address in the register of the holder or person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the register of any one of those joint holders or to such person and to such address as the person or persons entitled may in writing direct. Where the person entitled is also an employee of the Company or any of its subsidiaries, the cheques may instead be sent through the Company's or, as the case may be, subsidiary's internal postal system. Every such cheque or warrant

shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and shall be sent at the risk of the person entitled, and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other money may also be paid by any other method (including direct debit, bank transfer and dividend warrant) which the board considers appropriate.

130. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

131. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

132. The Company may, upon the recommendation of the board -

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including the Company's share premium account and capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of

the Company of a nominal amount equal to that sum, and allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision (by the issue of fractional certificates or by payment in cash or otherwise) as it thinks fit for the case of shares, debentures or obligations becoming distributable in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either -

(i) the allotment to such members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts, remaining unpaid on their existing shares

and any agreement made under such authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

ACCOUNTS AND AUDIT

133. (1) No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company. The accounting records shall be kept at the office or (subject to the provisions of the Companies Acts) at such other place in Great Britain as the board thinks fit, and shall at all times be open to inspection by the officers of the Company.

(2) A copy of every balance sheet and profit and loss account (including any documents required by law to be annexed thereto) which

is to be laid before the Company in general meeting and of the directors' and auditors' reports shall, at least twenty-one days previously to the meeting, be delivered or sent by post to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of the Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, and copies shall be sent to The Stock Exchange in accordance with any obligations for the time being binding the Company.

134. (1) Auditors of the Company shall be appointed and their duties regulated in accordance with the Companies Acts.

(2) The auditors' report to the members made pursuant to the statutory provisions as to audit shall be read before the Company in general meeting and shall be open to inspection by any member; and in accordance with the Companies Acts every member shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and auditors' report.

NOTICES

135. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the board need not be in writing.

136. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his address in the register or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register in respect of the joint holding and notice so given shall be deemed for all purposes sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

137. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

138. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy or mental disorder of a member by sending or delivering it, in any manner authorised by

the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

139. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled to a share shall be bound by any Default Notice issued under Article 69 to a person from whom he derives his title.

140. (1) Any notice or other document, if sent by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left.

(2) Any notice or document sent by post to, or left at the address in the register of, any member in pursuance of these Articles shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as holder or joint holder thereof, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such share.

141. (1) If at any time, in the opinion of the directors, the Company is unable effectively or satisfactorily to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

(2) Any notice given by advertisement shall be advertised on the same date in at least two daily newspapers having a national circulation and such notice shall be deemed to have been served at noon on the day when the advertisement appears.

DESTRUCTION OF DOCUMENTS

142. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

143. (1) The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that -

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the Articles in respect of the shares in question have remained uncashed; and

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed on The Stock Exchange, notice shall have been given to the Quotations Department of The Stock Exchange of the Company's intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article have been satisfied in regard to the further shares, the Company may also sell the further shares.

(2) To give effect to any such sale, the board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

(3) The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the

books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the board from time to time thinks fit.

WINDING UP

144. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

145. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

146. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company against any liability and may purchase and maintain for any director of the Company insurance against any liability; and

(ii) without prejudice to the generality of (i) above, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company.

CB990290047_16.doc

→ CH 02/03/06

RECEIVED
2006 JUL 10 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of allotments of shares (excluding non-cash)

Company Name:	THE PARAGON GROUP OF COMPANIES PLC
Company Number:	02336032

This is a summary of the information submitted to Companies House on . This document does ***not*** *indicate that the submission has been successful. You will receive* ***separate*** *notification when the submission has been accepted or rejected.*

Date Alloted:

From:	02/03/2006
To (optional):	

Allotted shares:	GBP
Share Class: -	Ordinary
Share Issued:	220000

Share holdings:

Share Holder	Type	Shares Held
Apollo Nominees Limited	Single	220000

Address:
1 Finsbury Avenue
LONDON
United Kingdom
EC2M 2PP

1

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02/03/2006 15:31

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Subject Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 02/03/2006.

Company number: 02336032
Company name: THE PARAGON GROUP OF COMPANIES PLC

The allotment of shares for the above company was accepted on 02/03/2006. This will be shown as a form 882 on the public record.

The filing reference number is 934176. Please quote this reference in any communication with Companies House concerning this transaction.

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bcc

Subject Companies House WebFiling Service Confirmation

This message has been generated in response to the company details submitted to Companies House WebFiling service on 02/03/2006.

Company Number:	02336032
Company Name :	THE PARAGON GROUP OF COMPANIES PLC

You will receive an email within the next 5 days to confirm whether the document has been accepted or rejected. The document changes will only be displayed online when they have been accepted.

The Filing Reference Number is **000-934176**

Please quote this reference in any communication with Companies House.

Thank you for visiting the Companies House Website.

Contact Centre tel: +44 (0)870 33 33 636 or e-mail: enquiries@companieshouse.gov.uk

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	02336032
Company Name:	THE PARAGON GROUP OF COMPANIES PLC
Submission Number:	000-934176
Date	**Type**
02/03/2006	882

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

RECEIVED

2006 JUL 10 P 1:22

88(2) OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

This is a summary of the information submitted to Companies House on . This document does ***not*** *indicate that the submission has been successful. You will receive* ***separate*** *notification when the submission has been accepted or rejected.*

Date Alloted:
From: 16/03/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 44000

Share holdings:

Share Holder	Type	Shares Held
Apollo Nominees Limited	Single	44000

Address:
1 Finsbury Avenue
LONDON
United Kingdom
EC2M 2PP

1

<ef@ef.companies-house.gov.uk>

17/03/2006 11:21

Please respond to ef-ack@ef.companies-house.gov.uk

To emma.lapthorne@paragon-group.co.uk

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Subject Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 17/03/2006.

Company number: 02336032
Company name: THE PARAGON GROUP OF COMPANIES PLC

The allotment of shares for the above company was accepted on 17/03/2006. This will be shown as a form 882 on the public record.

The filing reference number is 982092. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0870 333 3636 or e-mail:
enquiries@companieshouse.gov.uk

Companies House — for the record —

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 30/03/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 1398

Share holdings:

Share Holder	Type	Shares Held
Rachel Louise Reader	Single	1398

Address:
20 Stockwell Rise
Damsonwood
SOLIHULL
West Midlands
United Kingdom
B92 9LX

<ef@ef.companies-house.gov.uk>

30/03/2006 14:11

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To emma.lapthorne@paragon-group.co.uk

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Subject Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 30/03/2006.

Company number: 02336032
Company name: THE PARAGON GROUP OF COMPANIES PLC

The allotment of shares for the above company was accepted on 30/03/2006. This will be shown as a form 882 on the public record.

The filing reference number is 027915. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0870 333 3636 or e-mail:
enquiries@companieshouse.gov.uk

288c

Change of Particulars for Director or Secretary

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 24/03/2006

Name:	John Grigor GEMMELL	**Address:**	Lillingstone
Date of Birth:	22/02/1954		84 Knowle Wood Road
Nationality:			Dorridge
Occupation:			SOLIHULL
			West Midlands
			United Kingdom
			B93 8JP

<ef@ef.companies-house.gov.uk>

06/04/2006 13:02

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Subject Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 05/04/2006.

Company number: 02336032
Company name: THE PARAGON GROUP OF COMPANIES PLC

The change of particulars of the appointment of JOHN GRIGOR GEMMELL as secretary for the above company was accepted on 06/04/2006. This will be shown as a form 288c on the public record.

The filing reference number is 051010. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0870 333 3636 or e-mail:
enquiries@companieshouse.gov.uk

web-filing@companies-house.gov.uk

05/04/2006 16:58

Please respond to enquiries@companieshouse.gov.uk

To emma.lapthome@paragon-group.co.uk

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bcc

Subject Companies House WebFiling Service Confirmation

This message has been generated in response to the company details submitted to Companies House WebFiling service on 05/04/2006.

Company Number:	02336032
Company Name :	THE PARAGON GROUP OF COMPANIES PLC

You will receive an email within the next 5 days to confirm whether the document has been accepted or rejected. The document changes will only be displayed online when they have been accepted.

The Filing Reference Number is **001-051010**
Please quote this reference in any communication with Companies House.

Thank you for visiting the Companies House Website.

Contact Centre tel: +44 (0)870 33 33 636 or e-mail: enquiries@companieshouse.gov.uk

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	179,000		
Date(s) shares delivered to the company	31/03/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£7.48		
Minimum price paid	£7.48		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,338,920.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 6,695.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 31/03/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	250,000		
Date(s) shares delivered to the company	05/04/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£7.40		
Minimum price paid	£7.40		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,850,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 9,250.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 5 April 2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Companies House — for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For Inland Revenue use only.

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	78,000		
Date(s) shares delivered to the company	11/04/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£7.3152		
Minimum price paid	£7.3152		

The aggregate amount paid by the company for the shares to which this return relates was: £ 570,585.60

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 2,855.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 11/4/06.

(**~~a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	18/04/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£7.06		
Minimum price paid	£7.06		

The aggregate amount paid by the company for the shares to which this return relates was: £ 353,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,765.00

TR | PO

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

RECEIVED 2006 JUL 10 P 1:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 18/4/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	19/04/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.855		
Minimum price paid	£6.800		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 204,933.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,025.00


ONE THOUSAND POUNDS
25 4 B 06


TWENTY FIVE POUNDS
25 4 06

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19/4/06 ✓

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

CHWP000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	27/04/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.99		
Minimum price paid	£6.965		

The aggregate amount paid by the company for the shares to which this return relates was: £ 278,640.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,395.00

Pos.

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 27/4/06

(~~**a director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

—▷ CH 10/05/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	65,000		
Date(s) shares delivered to the company	28/04/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£7.00		
Minimum price paid	£7.00		

The aggregate amount paid by the company for the shares to which this return relates was: £ 455,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 2,275.00

POS.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 25/4/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

£4430
TR

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	129,000		
Date(s) shares delivered to the company	17/05/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.99		
Minimum price paid	£6.50		

The aggregate amount paid by the company for the shares to which this return relates was: £ 885,739.80

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,430.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

RECEIVED 2006 JUL 10 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Delete as appropriate

Signed [signature] **Date** 17/05/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

-17 UH 01/06/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type, or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which the shares to which it relates were delivered to the company.

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	117,500		
Date(s) shares delivered to the company	18/05/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.75		
Minimum price paid	£6.68		

The aggregate amount paid by the company for the shares to which this return relates was: £ 787,520.25

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,940.00

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 18/05/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

→ CH 07/06/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	52,500		
Date(s) shares delivered to the company	24/05/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.54		
Minimum price paid	£6.47		

The aggregate amount paid by the company for the shares to which this return relates was: £ 341,754.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,710.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

RECEIVED
2006 JUL 10 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Delete as appropriate

Signed [signature] **Date** 24/5/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

PCH 05/06/06

Pos £4150

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	124,000		
Date(s) shares delivered to the company	19/05/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.70		
Minimum price paid	£6.55		

The aggregate amount paid by the company for the shares to which this return relates was: £ 829,498.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 4,150.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed **Date** 19/05/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

→ CH 09/06/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	150,000		
Date(s) shares delivered to the company	22/05/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.885		
Minimum price paid	£6.600		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,023,840.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 5,120.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

RECEIVED
2006 JUL 10 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Delete as appropriate

Signed [signature] **Date** 22/05/2006

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

-> CH 12/06/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Pos £5335

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	164,000		
Date(s) shares delivered to the company	23/05/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.57		
Minimum price paid	£6.45		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1,066,639.60

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 5,335.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

RECEIVED 2006 JUL 10 P 1:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Delete as appropriate

Signed [signature] **Date** 23/5/06

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

J625
TR
91616

→ CH 21/06/06

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	20,000		
Date(s) shares delivered to the company	31/05/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.25		
Minimum price paid	£6.25		

The aggregate amount paid by the company for the shares to which this return relates was: £ 125,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 625.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 31/05/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

→ CH 16/06/06

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

£1140

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	35,000		
Date(s) shares delivered to the company	02/06/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.51		
Minimum price paid	£6.51		

The aggregate amount paid by the company for the shares to which this return relates was: £ 227,850.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,140.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 02/06/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

—▷ CH 22/06/06

Companies House
— for the record —

RECEIVED
2006 JUL 10 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	13/06/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.55		
Minimum price paid	£6.39		



THREE THOUSAND POUNDS
2006



TWO HUNDRED POUNDS
2006



FIFTY POUNDS
2006

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 649,550.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,250.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/06/2006

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

→ CH 23/06/06

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	09/06/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.60		
Minimum price paid	£6.51		

The aggregate amount paid by the company for the shares to which this return relates was: £ 657,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,285.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 09/06/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

-PCH 19/06/06

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	12/06/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.555		
Minimum price paid	£6.500		

The aggregate amount paid by the company for the shares to which this return relates was: £ 326,750.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,635.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12/06/06

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Regulatory Announcement

Go to market news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:21 30-Jun-06
Number	5168F

RNS Number:5168F
Paragon Group Of Companies PLC
30 June 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	30 June 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	652.07p
Lowest price paid per share:	652.07p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,164,000 of its ordinary shares in treasury and has 116,922,624 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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